PROSPECTUS	Filed pursuant to Rule 424(b)(3) Registration No. 333-290714

Namib Minerals

Up to 1,750,000 Ordinary Shares by the Selling Shareholder

This prospectus relates to the offer and sale from time to time by Cohen & Company Securities, LLC (the “Selling Shareholder”) of up to 1,750,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Namib Minerals (the “Company”) that may be issued pursuant to the Promissory Note with a face value of $3.5 million (the “Promissory Note”), dated as of September 30, 2025, issued by the Company to the Selling Shareholder. The Company issued the Promissory Note to the Selling Shareholder in connection with amounts due and payable for previously provided investment banking services. The Ordinary Shares that may be sold by the Selling Shareholder are collectively referred to in this prospectus as the “Resale Shares.” The Selling Shareholder is a registered broker dealer and may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). The Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute any Ordinary Shares.

Pursuant to the terms of the Promissory Note, the Company will pay the Selling Shareholder, at its discretion, in either cash or Ordinary Shares with the issue price of the Ordinary Shares (the “Issue Price”) being calculated as the lesser of (i) 95% of the closing price on the Nasdaq Stock Market LLC (“Nasdaq”) of the Ordinary Shares on the Trading Day (as defined herein) immediately preceding the applicable payment date and (ii) the arithmetic average of the Daily VWAP (as defined herein) for the five (5) Trading Days ending on the Trading Day immediately preceding the applicable payment date. A significant portion of the Ordinary Shares being registered for resale may be acquired by the Selling Shareholder at prices below the current market price of our Ordinary Shares. As a result, investors may experience substantial dilution and a decline in the value of the Ordinary Shares they purchase from the Selling Shareholder in this offering as a result of future issuances made by us to the Selling Shareholder in the event the Issue Price at issuance is lower than the price such investors paid for their shares. The actual number of Ordinary Shares issuable by us under the Promissory Note will vary depending on the then-current market price of our Ordinary Shares at the times of issuance.

We are registering the resale of the Ordinary Shares covered by this prospectus pursuant to the registration rights that we have granted to the Selling Shareholder in connection with the Promissory Note. We will not receive any proceeds from the sale of the Resale Shares by the Selling Shareholder.

We do not know when or in what amount the Selling Shareholder may sell the Resale Shares hereunder following the effective date of the registration statement of which this prospectus forms a part. The Resale Shares being offered for resale pursuant to this prospectus by the Selling Shareholder represent approximately 3.2% of Ordinary Shares outstanding (assuming all such shares are issued). For information on securities eligible for future sale, including securities not covered by this resale prospectus, see the sections entitled “Risk Factors” and “Securities Eligible for Future Sale” in this prospectus.

We will bear all costs, expenses and fees in connection with the registration of the resale of the Resale Shares. The Selling Shareholder will bear all commissions and discounts, if any, attributable to its sales of the Resale Shares. This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or similar transactions.

Our registration of the securities covered by this prospectus does not mean that the Selling Shareholder will offer or sell any Ordinary Shares. The Selling Shareholder may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Shareholder may sell the shares in the section entitled “Plan of Distribution.”

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in the Ordinary Shares.

Our Ordinary Shares are listed on the Nasdaq Global Market under the symbol “NAMM,” and our Warrants are listed on the Nasdaq Capital Market under the symbol “NAMMW.” On October 2, 2025, the closing trading prices of our Ordinary Shares and Warrants were $3.14 and $0.1323, respectively.

Investing in our Ordinary Shares or Warrants involves a high degree of risk. Before buying any Ordinary Shares or Warrants you should carefully read the discussion of material risks of investing in such securities in “Risk Factors” beginning on page 7 of this prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated October 23, 2025.

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ABOUT THIS PROSPECTUS

This document, which forms part of a registration statement on Form F-1 filed with the SEC by the Company, constitutes a prospectus of the Company under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).

Neither we nor the Selling Shareholder have authorized anyone to provide any information or to make any representations other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the Selling Shareholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the Selling Shareholder have not authorized any other person to provide you with different or additional information. Neither we nor the Selling Shareholder are making an offer to sell the securities covered by this prospectus in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities covered by this prospectus. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which such offer or solicitation is unlawful.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

For investors outside the United States:    Neither we nor the Selling Shareholder have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of securities covered by this prospectus and the distribution of this prospectus outside the United States.

Our Company is incorporated in the Cayman Islands, and we are a “foreign private issuer” under the rules of the SEC. As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act. Moreover, half of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal or state securities laws of the United States. We have been advised by our legal counsel in the Cayman Islands that it is uncertain as to whether the courts in the Cayman Islands would entertain original actions based on U.S. federal or state securities laws or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws. See “Enforceability of Civil Liabilities” for additional information.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus or incorporated into this prospectus by reference regarding the Company’s industry and the regions in which it operates, including market research, estimates, and forecasts, is based on information obtained from industry publications and reports and forecasts provided to the Company by third-party sources. In some cases, the Company does not expressly refer to the sources from which this information is derived. This information is subject to significant uncertainties and limitations and is based on assumptions and estimates that may prove to be inaccurate. Neither we nor the Selling Shareholder can guarantee the accuracy or completeness of any such information contained in this prospectus or incorporated into this prospectus by reference. You are therefore cautioned not to give undue weight to this information.

The Company has not independently verified the accuracy or completeness of any such information. Similarly, internal surveys, industry forecasts and market research, which the Company believes to be reliable based upon its management’s knowledge of the industry, have not been independently verified. While the Company believes that the market data, industry forecasts and similar information included in this prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of the Company’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

FINANCIAL STATEMENT PRESENTATION

References to “U.S. dollars” and “US$” in this prospectus are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this prospectus have been rounded to a single or two decimal places for the convenience of readers.

The historical financial statements of Greenstone Corporation are prepared in accordance with IFRS Accounting Standards, as issued by International Accounting Standards Board (“IFRS”). Greenstone Corporation’s fiscal year ends on December 31 of each year, as does its reporting year. Greenstone’s most recent fiscal year ended on December 31, 2024. See Note 2 to Greenstone Corporation’s audited financial statements as of and for the years ended December 31, 2024, and 2023, included elsewhere in this prospectus, for a discussion of the basis of presentation of Greenstone’s financial statements.

The historical financial statements of Namib Minerals are prepared in accordance with IFRS. Namib Minerals’ fiscal year ends on December 31 of each year, as does its reporting year. Namib Minerals was incorporated on May 27, 2024 and its initial fiscal year ended on December 31, 2024. See Note 2 to Namib Minerals’ unaudited consolidated financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, included elsewhere in this prospectus, for a discussion of the basis of presentation of Namib Minerals’ financial statements.

TECHNICAL MINING INFORMATION AND SPECIAL TERMS

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

On October 31, 2018, the SEC adopted Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K 1300”), along with the amendments to related rules and guidance, in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for fiscal years beginning on or after January 1, 2022. Mineral resource and mineral reserve estimates were prepared by the Company based on available data at the time of calculation and are inherently uncertain, involve subjective judgment about many relevant factors and may be materially affected by, among other things, environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties, contingencies and factors. Until mineral deposits are actually mined and processed, mineral resources and mineral reserves must be considered as estimates only.

The Company owns three mines, of which only the How Mine is currently in commercial operation. There is no commercial production at the Mazowe Mine or the Redwing Mine, as each mine has been on care and maintenance since August 2018 and April 2019, respectively. Formal feasibility studies for the Mazowe Mine and the Redwing Mine are currently underway and are expected to be completed during fiscal year 2025.

The Company has inferred, indicated, and measured mineral resources, and certain of the indicated and measured mineral resources are classified as probable and proven mineral reserves. An inferred mineral resource has a lower level of confidence than that of an indicated or measured mineral resource and may not be converted to a mineral reserve. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Specifically, inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Regulation S-K 1300, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Such upgrade would require a significant amount of exploration. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources not already classified as mineral reserves will ever be upgraded to mineral reserves.

Special Mining Terms

“Assay” means chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

“BIF” means Banded Iron Formation.

“Carbon-in-plant” or “CIP” means gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is absorbed onto the carbon. The carbon granules are separated from the slurry and treated to remove gold.

“Care and maintenance” means the processes and conditions on a closed mine site where there is potential to recommence operations at a later date.

“Concentrate” means a clean product which has been upgraded sufficiently for downstream processing or sale.

“Contained gold” means the total gold or copper content (tons multiplied by grade) of the material being described.

“Cut-off grade” or “COG” means the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

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“Cyanidation” means a method of extracting exposed gold grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

“Decline” means an inclined underground access way.

“Deposit” means an informal term for an accumulation of mineralization or other valuable earth material of any origin.

“Development” means the process of accessing an orebody through shafts or tunneling in underground mining.

“Dilution” means unmineralized rock that is, by necessity, removed along with ore during the mining process that effectively lowers the overall grade of the ore.

“Diorite” means an igneous rock formed by the solidification of molten material (magma).

“Dyke” means a long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

“Economically viable” means, when used in the context of Mineral Reserve determination, that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.

“Elution” means the removal of the gold from the activated carbon before the zinc precipitation stage.

“Exploration” means activities associated with ascertaining the existence, location, extent, or quality of mineralized material, including economic and technical evaluation of mineralized material.

“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.

“Flotation” means a concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

“Footwall” means the underlying side of a fault, orebody or stope.

“Geological” means relating to the study of rocks which compose the earth.

“Grade” means the quantity of ore contained within a unit weight of mineralized material generally expressed in grams per metric tonne (g/t) or ounce per short ton for gold bearing material.

“Greenschist” means a schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of an Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

“Initial assessment (also known as concept study, scoping study, conceptual study and preliminary economic assessment)” means a preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.

“Level” means the workings or tunnels of an underground mine that are on the same horizontal plane.

“Life-of-mine” or “LOM” means number of years for which an operation is planning to mine and treat ore and is taken from the current mine plan.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated or an Inferred Mineral Resource. It may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve.

“Measures” means conversion factors from metric units to U.S. units are provided below.

Metric Unit		U.S. Equivalent
1 tonne	= 1 t	= 1.10231 short tons
1 meter	= 1 m	= 3.28084 feet
1 hectare	= 1 ha	= 2.47105 acres

“Metallurgy” means the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

“Milling/mill” means the communition of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

“Mine call factor (MCF)” means the ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

“Mineral” means a naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

“Mineralization” means the presence of a target mineral in a mass of host rock.

“Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

“MSZ” means Mineralized Shear Zones.

“Mt” or “tonne” means metric tonne, a metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

“Ore” means a mixture of mineralized material from which at least one of the contained minerals can be mined and processed at an economic profit.

“Orebody” means a well-defined mass of mineralized material of sufficient mineral content to make extractions economically viable.

“Ounce” means one Troy ounce, which equals 31.1035 grams.

“Prefeasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open-pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A prefeasibility study is at a lower confidence level than a feasibility study.

“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Productivity” means an expression of labor productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

“Pyrite” means a brassy-colored mineral of iron sulfide (compound of iron and sulfur).

“QP” or “Qualified Person” means, in respect of the Company’s material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. Regulation S-K 1300 details further recognized professional organizations and also relevant experience.

“Quartz” means a mineral compound of silicon and oxygen.

“Recovered grade” means the recovered mineral content per unit of ore treated.

“Reef” means a gold-bearing sedimentary horizon, normally a conglomerate band, which may contain economic levels of gold.

“Regulation S-K 1300” means the Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC’s mining property disclosure requirements for mining registrants.

“Run-of mine” or “ROM” means the unprocessed mined material which consists of the rock, minerals, middlings, contamination, and impurities.

“Sampling” means taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

“SAMREC (2016)” means South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition.

“Shaft” means a structure that provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a surface hoist system that lowers and raises conveyances for men, material, and ore in the shaft. A shaft generally has more than one conveyancing compartment.

“Smelting” means a thermal processing whereby molten metal is liberated from beneficiated mineral or concentrate with impurities separating as lighter slag.

“Stockpile” means a store of unprocessed ore.

“Stope” means the underground excavation within the orebody where the main gold production takes place.

“Strike” means the direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

“Sulfide” means a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite.

“Tailings” means finely ground rock of low residual value from which valuable minerals have been extracted is discarded and stored in a designed dam facility.

“Tonnage” means quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

“Trend” means the arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

“Underground mining” means the extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.

“Waste” means material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

“Yield” means the actual grade of ore realized after the mining and treatment process.

FREQUENTLY USED TERMS

In this document:

“BMC” means Bulawayo Mining Company Limited, a private company incorporated under the laws of England and Wales.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 17, 2024, as amended, and as may be further amended, by and among Red Rock, Greenstone, the Company, SPAC Merger Sub, and Greenstone Merger Sub.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Closing” means the consummation of the Business Combination.

“Closing Date” means June 5, 2025.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” or “Namib Minerals” means Namib Minerals, an exempted company limited by shares incorporated under the laws of the Cayman Islands.

“Company Board” means the board of directors of the Company.

“Company Organizational Documents” means the second amended and restated memorandum and articles of association of the Company, as amended, modified, or supplemented from time to time.

“Continental” means Continental Stock Transfer & Trust Company, a limited purpose trust company, as the Company’s transfer agent and warrant agent.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic, or disease outbreaks.

“Daily VWAP” means, for any Trading Day, the per share volume-weighted average price of the Ordinary Shares as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the Company (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of one Ordinary Shares on such Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Selling Shareholder). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“DRC” means the Democratic Republic of Congo.

“Earnout Period” means the period between the Closing Date and the eighth (8th) anniversary of the Closing Date.

“Earnout Shares” means up to 30,000,000 Ordinary Shares that may be issued by the Company to the Former Greenstone Shareholders during the Earnout Period pursuant to the terms of the Business Combination Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fidelity” means Fidelity Gold Refinery (Private) Limited, a company which is controlled by the Zimbabwean authorities.

“Former Greenstone Shareholders” means the holders of Greenstone’s ordinary shares immediately prior to the Business Combination.

“Founder Shares” mean the Class B common stock of Red Rock, par value $0.0001 per share.

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“Greenstone” means Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands.

“Greenstone Merger Sub” means Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and previously a direct wholly-owned subsidiary of the Company prior to the Business Combination.

“HCG” means Hennessy Capital Group LLC, a Delaware limited liability company.

“How Mine” means the gold mine that is owned and operated by the How Mining Company in the entire mining area under the How Mine Lease, being the mining operations, the gold processing plant operations, and all operations and activities incidental thereto and related infrastructure established to access and mine minerals.

“How Mine Lease” means the mining lease by and between the Mining Affairs Board of Zimbabwe and the How Mining Company.

“How Mining Company” means Bulawayo Mining Company (Private) Limited, a Zimbabwe private limited company.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards, as issued by IASB.

“Initial Shareholders” mean holders of Founder Shares before the Business Combination, which include (i) the SPAC Sponsor, with such limited liability company member interests being beneficially owned by Daniel J. Hennessy and Thomas D. Hennessy, the son of Daniel J. Hennessy, as the managing members of HCG, (ii) Anna Brunelle, (iii) Sidney Dillard, (iv) Walter Roloson, (v) John Zimmerman, and (vi) Rick Fearon.

“IPO” means Red Rock’s initial public offering of its units, consummated on October 1, 2021.

“Khumalo” means Mzilikazi Godfrey Khumalo.

“Mazowe Mine” means the gold mine being, and to be, redeveloped, constructed, owned and operated by the Mazowe Mining Company in the entire mining area under the Mazowe Mine Lease, being the mining operations, the gold processing plant operations, and all operations and activities incidental thereto and related infrastructure established to access and mine minerals.

“Mazowe Mine Lease” means the mining lease by and between the Mining Affairs Board of Zimbabwe and the Mazowe Mining Company.

“Mazowe Mining Company” means Mazowe Mining Company (Private) Limited, a Zimbabwe private limited company (formerly known as Gold Fields of Mazowe (Private) Limited).

“Nasdaq” means The Nasdaq Stock Market LLC.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Polar” means Polar Multi-Strategy Master Fund.

“Polar Shares” means 880,000 Ordinary Shares that were issued to Polar in a private placement pursuant to the Polar Subscription Agreements.

“Polar Subscription Agreements” means (1) a certain subscription agreement, dated October 13, 2023, by and among Red Rock, HCG, the SPAC Sponsor and Polar (“Polar Subscription Agreement I”) and (2) a certain subscription agreement, dated January 16, 2024, by and among Red Rock, the SPAC Sponsor, Daniel J. Hennessy and Polar (“Polar Subscription Agreement II”).

“Promissory Note” means that certain Promissory Note, dated September 30, 2025, with a face value of $3.5 million, issued by the Company to the Selling Shareholder.

“RBZ” means the Reserve Bank of Zimbabwe.

“Red Rock” or “SPAC” means Red Rock Acquisition Corporation, a Delaware corporation formerly known as Hennessy Capital Investment Corp. VI.

“Redwing Mine” means the gold mine being, and to be, redeveloped, constructed, owned, and operated by the Redwing Mining Company in the entire mining area under the Redwing Mine Lease, being the mining operations, the gold processing plant operations, and all operations and activities incidental thereto, and related infrastructure established to access and mine minerals.

“Redwing Mine Lease” means the mining lease between the Mining Affairs Board of Zimbabwe and the Redwing Mining Company.

“Redwing Mining Company” means Redwing Mining Company (Private) Limited, a Zimbabwe private limited company.

“Registration Rights and Lock-up Agreement” means that certain registration rights and lock-up agreement, dated June 5, 2025, by and among Namib Minerals, Red Rock, the Initial Shareholders and the other securityholders party thereto.

“RTG” means the Zimbabwe dollar.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SPAC Merger Sub” means Midas SPAC Merger Sub Inc., a Delaware corporation and previously a direct wholly-owned subsidiary of the Company prior to the Business Combination.

“SPAC Warrant Agreement” means the warrant agreement, dated as of September 28, 2021, by and between Red Rock and Continental, as amended on April 14, 2025.

“SPAC Sponsor” means Hennessy Capital Partners VI LLC, a Delaware limited liability company.

“Trading Day” means a day on which trading in the Ordinary Shares generally occurs on the principal U.S. national or regional securities exchange on which the Ordinary Shares are then listed or, if the Ordinary Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market which the Ordinary Shares are then traded.

“Trading Volume” means, for any Trading Day, the daily trading volume for the Ordinary Shares, as reported by Bloomberg on such Trading Day.

“Warrant” means a warrant (i.e., a stock acquisition right) to purchase one Ordinary Share pursuant to the terms of the Warrant Agreement.

“Warrant Agreement” means the SPAC Warrant Agreement as modified by the Warrant Assumption Agreement.

“Warrant Assumption Agreement” means the Warrant Assumption Agreement, dated June 5, 2025, by and among the Company, Red Rock, and Continental.

“ZiG” means Zimbabwe Gold, the official currency of Zimbabwe.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including, without limitation, statements under the headings “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipates,” “believes,” “continues,” “could,” “estimates,” “forecasts,” “intends,” “expects,” “may,” “plans,” “predicts,” “projects,” “proposes,” “seeks,” “should,” “targets” or “will” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts.

The forward-looking statements in this prospectus are based on information available as of the date of this prospectus and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” and the following important factors:

•        market risks, including the price of gold;

•        the effect of the announcement of the Business Combination on the Company’s business relationships, performance, and business generally;

•        the outcome of any legal proceedings that may be instituted against the Company or any of its subsidiaries related to the Business Combination;

•        the outcome of any legal proceedings relating to Greenstone’s purchase of Bulawayo Mining Company Limited, which owns all of the Company’s mines, from Metallon Corporation Limited;

•        failure to realize the anticipated benefits of the Business Combination;

•        the inability to maintain the listing of the Company’s securities on Nasdaq;

•        the inability to remediate the identified material weaknesses in the Company’s internal control over financial reporting, which, if not corrected, could adversely affect the reliability of the Company’s financial reporting;

•        the risk that the price of the Company’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which the Company plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, macro-economic and social environments affecting its business, and changes in the combined capital structure;

•        the inability to implement business plans, forecasts, and other expectations, identify and realize additional opportunities, and manage the Company’s growth and expanding operations;

•        the risk that the Company may not be able to successfully develop its assets, including expanding the How Mine, restarting and expanding its other mines in Zimbabwe, or developing its exploration permits in the DRC;

•        the risk that the Company will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•        political and social risks of operating in Zimbabwe and the DRC; and

•        the operational hazards and risks that the Company faces.

The risks outlined above and others described under the section entitled “Risk Factors”. In addition, as a result of a number of known and unknown risks and uncertainties, including those listed above, the Company’s actual results or performance may be materially different from those expressed or implied by certain forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management team of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Forward-looking statements reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Accordingly, forward-looking statements set forth herein speak only as of the date of this Report.

The Company does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider when making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also the section entitled “Where You Can Find More Information.” The definition of some of the terms used in this prospectus are set forth under the section “Frequently Used Terms.” Unless the context otherwise requires, we use the terms “Namib Minerals,” “Company,” “we,” “us” and “our” in this prospectus to refer to Namib Minerals and its consolidated subsidiaries.”

Overview

Namib Minerals is an established gold producer with an attractive portfolio of three high-grade, low-cost gold mines in Zimbabwe, Africa. Our historical track record of owning and operating gold mines spans over two decades, and our strategic footprint consists of one producing gold mine and two historically producing gold mines that we are currently positioning to restart operations. Our How Mine is an established, high-grade, underground gold mine with a strong track record of operations having produced an aggregate of approximately 1.83Moz of gold from 1941 through June 30, 2025. The How Mine also has a history of consistently operating within budget with one of the lowest production cost profiles amongst its publicly reporting peers. Our other principal assets, the Mazowe Mine and the Redwing Mine, are historically producing gold mines with significant mineral resources. These assets provide an identified pathway to operate as a multi-asset gold producer in Africa, as preparatory work is currently underway to restart operations at both mines. As of December 31, 2023, in the aggregate (exclusive of reserves), our measured and indicated gold resources totaled 1.6Moz at a grade of 3.92g/t Au and our inferred gold resources totaled 2.43Moz. In 2024, we produced 36.7koz of gold and generated $85.9 million of revenue, representing 8% and 32% growth, respectively, over the prior year with positive cash flow and positive comprehensive income for the year. During the first 6 months of 2025, we produced 12.7koz of gold and generated $36.4 million of revenue, representing declines of 35% and 13%, respectively, over the same period the prior year. We also have significant development potential in the DRC to unlock critical battery metals in the region. In the DRC, an established mining jurisdiction for these metals, we have an interest in 13 exploration permits, which includes six initial drilling holes with identified copper and cobalt potential. For additional information regarding our business, see “Business.”

Recent Developments

Promissory Note

On September 30, 2025, the Company issued the Promissory Note with a face value of $3.5 million to the Selling Shareholder in connection with outstanding payment obligations to the Selling Shareholder for certain investment banking services provided to the Company in connection with the Business Combination. Pursuant to the terms of the Promissory Note, the Company is obligated to make monthly payments in either cash or Ordinary Shares, at the Company’s discretion, for 12 months. The first 11 monthly payments are to be in an amount equal to $300,000 and the last payment is to be $200,000. To the extent the Company elects to make payment in Ordinary Shares, the issue price of the Ordinary Shares will be calculated as the lesser of (i) 95% of the closing price on Nasdaq of the Ordinary Shares on the Trading Day immediately preceding the applicable payment date, and (ii) the arithmetic average of the Daily VWAP for the five (5) Trading Days ending on the Trading Day immediately preceding the applicable payment date. The Promissory Note also provides resale registration rights to the Selling Shareholder for any Ordinary Shares issued under the Promissory Note. The Selling Shareholder is restricted from selling such Ordinary Shares on any Trading Day in an amount greater than 5% of the Trading Volume, without the prior written consent of the Company. A copy of the Promissory Note has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Corporate Information

The legal name of the Company is “Namib Minerals.” The Company was incorporated under the laws of the Cayman Islands on May 27, 2024 as an exempted company limited by shares with registration number 410406, having its registered office and mailing address for its principal executive office at Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106, and its telephone number is (345) 769-4909. Our principal website is https://www.namibminerals.com/. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which it forms a part.

The following depicts our organizational structure.

Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted, and currently intend, to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to public companies and file periodic reports with the SEC. These provisions include, but are not limited to:

•        the option to present only two years of audited financial statements and selected financial data and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including this prospectus, subject to certain exceptions;

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; and

•        not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We will cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of Red Rock’s IPO).

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

Foreign Private Issuer

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2025. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q, current reports on Form 8-K with the SEC or annual reports on Form 10-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of our share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. See “Management — Foreign Private Issuer Exemption.”

In addition, as a foreign private issuer, the Company is permitted to follow certain Cayman Islands corporate governance practices in lieu of certain corporate governance rules of Nasdaq. However, the Company currently plans to follow the corporate governance requirements of Nasdaq.

Controlled Company

As of the date of this prospectus, the SelliBen Trust owned approximately 63.7% of the issued and outstanding Ordinary Shares. As a result, the Company qualifies as a “controlled company” as defined under the corporate governance rules of Nasdaq, because the SelliBen Trust beneficially owns greater than 50% of the total voting power of all issued and outstanding Ordinary Shares. Under the applicable Nasdaq rules, a controlled company may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled companies under the Nasdaq rules in the future, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. See “Management — Controlled Company.”

Risk Factor Summary

You should consider all of the information contained in this prospectus before investing in our securities which involves substantial risk. Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” beginning on page 7 of this prospectus, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations. Important factors and risks that could cause actual results to differ materially from those in the forward-looking statements include, among others, the following:

Risks Related to Our Business, Operations and Industry

•        We are subject to risks related to the development of existing and new mining projects that may adversely affect our results of operations and profitability.

•        We require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

•        Our Mineral Resource and Mineral Reserve estimates may be materially different from mineral quantities we may ultimately recover, our life-of-mine estimates may prove inaccurate, and changes in operating and capital costs may render mineral resources uneconomic to mine.

•        Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact the environment or the health, safety, or security of our workers or the local community, production, cash flows, and overall profitability.

•        Our assets and operations are subject to political, economic, and other uncertainties as a result of being located in Zimbabwe and the DRC.

•        Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position.

•        The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

•        Our operations are vulnerable to infrastructure constraints, including power and water supply.

•        We derive all of our revenues from the sale of gold to one company which is controlled by the Zimbabwean authorities. There is no assurance that such counterparty may not default in such obligation causing us to incur a financial loss.

•        Our rights to mine in Zimbabwe are derived from each of the How Mine Lease, the Mazowe Mine Lease, and the Redwing Mine Lease, the loss of which would have a material adverse effect on our financial condition and results of operations.

•        Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.

•        Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims that may have a material adverse effect on the Company’s assets and operations.

Risks Related to Cybersecurity

•        Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential supplier, employee, and Company information, damage our reputation, and expose us to liability, which could negatively impact our business.

Risks Related to Laws and Regulations

•        Our operations are subject to various government approvals, permits, licenses, and legal regulation for which no assurance can be provided that such approvals, permits, or licenses will be obtained or if obtained will not be revoked or suspended.

•        Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws in Zimbabwe and elsewhere associated with our activities could subject us to penalties and other adverse consequences.

•        The Company may be subject to Zimbabwean capital gains tax as a result of the Business Combination and Greenstone’s acquisition of BMC.

Risks Related to the Ownership of Our Securities and General Matters

•        Future sales or resales of a substantial number of our Ordinary Shares, or the perception in the market that the holders of a large number of Ordinary Shares intend to sell shares, could reduce the market price of our Ordinary Shares.

•        The Company will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

•        The SelliBen Trust owns the majority of our issued and outstanding Ordinary Shares and has the right to appoint a majority of the members of the Company Board and its interests may conflict with those of our other shareholders, which may have the effect of delaying or preventing a change in control.

•        We do not intend to pay cash dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

•        We are a holding company. Our only significant asset is our ownership of 100% of the securities of Greenstone, and we will accordingly be dependent on distributions from Greenstone and its subsidiaries to meet our financial obligations and to pay dividends, if any.

•        We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, identify additional material weaknesses in the future, or otherwise fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

•        We are an “emerging growth company” within the meaning of the Securities Act and the Exchange Act, and as we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, our securities may be less attractive to investors and more difficult to compare our performance to the performance of other public companies.

Risks Related to an Investment in a Cayman Company and the Company’s Status as a Foreign Private Issuer

•        As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of our Ordinary Shares.

•        Your ability to protect your rights through U.S. courts may be limited as we are incorporated under the law of the Cayman Islands. We conduct substantially all of our operations, and half of our directors and executive officers reside, outside of the United States.

THE OFFERING

Resale of Ordinary Shares

Ordinary Shares offered by the Selling Shareholder	We are registering the resale by the Selling Shareholder of an aggregate of 1,750,000 Ordinary Shares that may be issued under the Promissory Note.
Terms of the offering	The Selling Shareholder will determine when and how it will dispose of the Ordinary Shares registered for resale under this prospectus. See “Plan of Distribution.”
Use of proceeds	We will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholder.
Nasdaq ticker symbol	Our Ordinary Shares are listed for trading on the Nasdaq Global Market under the symbol “NAMM.”
Risk factors

Any investment in the Ordinary Shares offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus.

RISK FACTORS

Investing in our securities involves risks. In considering purchasing our securities, you should carefully consider the following information about these risks, as well as the other information included in this prospectus. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm us and adversely affect our securities The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations, and future prospects, in which event the market price of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Business, Operations and Industry

We are subject to risks related to the development of existing and new mining projects that may adversely affect our results of operations and profitability.

Development of our existing and new mining projects may be subject to unexpected problems, costs, and delays that could impact our ability to develop or operate the relevant project as planned. For example, constraints on the supply of mining and processing equipment, increases in capital and operating costs, or reduced availability of utilities could result in delays in completing projects.

We are currently engaged in further development activities at the How Mine, the Mazowe Mine, and the Redwing Mine. The Mazowe Mine and the Redwing Mine are currently under care and maintenance and work is currently underway to restart operations there. Estimates and targets for future production at these sites are based on technical expertise, historical production, mining plans, and an understanding of the orebody of each and are subject to change. Production estimates and production targets are subject to risks associated with our mining operations and, as a result, no assurance can be given that future production estimates or targets will be achieved. Actual production may vary from estimated or targeted production for reasons which we may not be able to control.

Ultimately, we may prove unable to successfully operate existing mine sites, restart our Mazowe Mine and Redwing Mine which have paused operations since 2018 and 2019, respectively, or to develop potential exploration sites due to, for example, unanticipated variations in mined tonnages and geological conditions, accident, plant and equipment breakdown, expiration of useful life, obsolescence, replacement, changes in metal prices, changes in the cost and supply of inputs, social and community opposition, vandalism, theft, destruction, encroachment, title challenges, litigation, governmental regulatory or administrative proceedings, changes in applicable regulations or other requirements, the classification of land covered by mining titles as an environmentally-protected area, ore body grades, the inability of any such project to meet our investment hurdle rate, and delays or the inability of obtaining or renewing permits. For example, while our Mazowe Mine and Redwing Mine have been under care and maintenance programs, many of the related operational permits have expired and will need to be renewed or reissued before commercial operations may resume. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact our financial condition or reputation. The remote location of mining properties, delays in obtaining or failure to obtain necessary environmental and other governmental permits and approvals, the impact of public health crises, epidemics or pandemics (for example, the Mpox epidemic, particularly in Africa, and the COVID-19 pandemic) as well as third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction.

Accordingly, our future development activities may not result in the expansion or replacement of current production, or one or more production sites or facilities may not be developed as planned or may be less profitable than anticipated or even be loss-making. A failure in our ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.

We require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

We require a substantial amount of capital to progress and develop our metals mining business. Mining requires a substantial amount of capital in order to identify and delineate mineral resources through geological mapping and drilling, identify geological features that may prevent or restrict the extraction of ore, construct extraction and processing facilities, expand production capacity, replenish reserves, purchase, maintain and improve assets, equipment, buildings, plants and other infrastructure, comply with legal or regulatory requirements or industry standards, and meet unexpected liabilities. Large amounts of capital are required to implement projects, and long-term production and processing require both significant capital expenditures and ongoing maintenance and working capital expenditures.

A substantial amount of capital will be required to restart the Mazowe Mine and the Redwing Mine, which have been in care and maintenance and not operational since 2018 and 2019, respectively, and expand such historical operations, including plant processing capacity. Such capital expenditures are anticipated to include expenditures for feasibility studies, upgrading infrastructure, pumping out water that has flooded a portion of the mines, environmental assessments, procuring and restoring equipment, and recommencing commercial operations. These capital expenditures do not include any taxes or other required payments outstanding from the Mazowe Mine and the Redwing Mine being placed in care and maintenance, such as social program funding obligations. We also expect to materially increase our capital expenditures to support the growth in our business and operations at our How Mine and to explore mining opportunities in the DRC. We may also require additional capital to fund acquisitions going forward.

Our business is based on, among other things, expectations as to future capital expenditures, and if we are unable to fund those capital expenditures, as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding on acceptable terms or at all, we will not be able to recommence operations of the Redwing Mine and the Mazowe Mine at the planned capacity, or at all, or be able to develop future capital projects such as those in the DRC. In addition, we may be unable to develop new capital projects to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditures may cause us to forgo some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project.

As of June 30, 2025, we had net cash and cash equivalents of $0.3 million and negative working capital of $(83.4) million.

It is possible that we will borrow money to finance future capital expenditures or for other uses. Our capital expenditures financed by borrowing may increase our leverage and make it more difficult for us to satisfy our obligations, limit our ability to obtain additional financing to operate our business, or require us to dedicate a substantial portion of our cash flow to make payments on our debt. This may reduce our ability to use our cash flow to fund working capital, capital expenditures, and other general corporate requirements.

Any future debt we incur and other agreements we enter into may contain, among other provisions, covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities. Given the long-term nature of such agreements, these covenants and restrictions may present a material constraint on our operational and strategic flexibility and may preclude us from entering into strategic transactions that would be beneficial to us. A breach of any of these covenants could result in an event of default under the relevant agreement, and any such event of default or resulting acceleration under such agreements could result in an event of default under other agreements.

Our Mineral Resource and Mineral Reserve estimates may be materially different from mineral quantities we may ultimately recover, our life-of-mine estimates may prove inaccurate, and changes in operating and capital costs may render mineral resources uneconomic to mine.

We have reported our mineral resources in accordance with the requirements of the Modernization of Property Disclosures for Mining Registrants set forth in Regulation S-K 1300. There are numerous uncertainties inherent in estimating quantities of mineral resources and in projecting potential future mineral reserves and rates of mineral production, including many factors beyond our control. The accuracy of any mineral resource and mineral reserves estimate is a function of a number of factors, including the quality of the methodologies employed, the quality and quantity of available data and geological interpretation and judgment, and is also dependent on economic conditions, such as commodity prices and exchange rates, and market prices being generally in line with estimates.

Furthermore, estimates of different geologists and mining engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates due to, for example, fluctuations in the market price of ores and metals, reduced metal recovery or increased production costs due to inflation or other factors which may render mineral resources containing lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of mineral resources and may adversely impact future cash flows. Mineral Resource and Mineral Reserve estimates are based on limited sampling and, consequently, are uncertain as the samples may not be representative of the entire body of mineralization. As a better understanding of a body of mineralization is obtained, the estimates may change significantly. The mineral reserves we ultimately exploit may not conform to geological, metallurgical, or other expectations and the volume and grade of ore recovered may be below the estimated levels. Mineral resources data is not indicative of future production.

Developing new properties requires substantial capital expenditures to identify and delineate mineral resources through geological and geotechnical surveying and drilling, to identify geological features that may prevent or restrict the extraction of ore, to determine the metallurgical processes to extract the metals from the ore, and to construct mining and processing facilities. Accordingly, it may not always be possible or economical to conduct such exercises at regular intervals or at all in the future.

There can be no assurance that we will in the long term be able to identify additional mineral resources and reserves or continue to extend the mine life of our existing operations. Without such additional mineral resources and reserves, any increase in the level of annual production would therefore shorten the life of our existing operations. Any failure to identify, delineate and realize mineral resources and reserves in the future could have an adverse effect on our business, financial condition, results of operations, prospects, or liquidity.

Our ability to replenish Mineral Reserves is subject to uncertainty and risks inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities as well as competition within the industry for exploration, development, and operational projects which meet our investment criteria.

We must continually replenish Mineral Reserves depleted by mining and production to maintain or increase production levels in the long term. This process includes exploration activities that are speculative in nature. Our ability to sustain or increase our present levels of gold production depends in part on the success of our exploration activities and related projects and we may be unable to sustain or increase such production levels. Project studies and exploration activities necessary to determine the current or future viability of a mining operation, including estimates of tonnages, grades, and metallurgical characteristics of the ore, are often unproductive and unpredictable. Such activities often require substantial expenditure on exploration drilling to establish the presence, extent, and grade (metal content) of mineralized material. Following, and in parallel with, ongoing exploration activities we undertake project studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. For example, for the restart of the Mazowe Mine and the Redwing Mine, we anticipate completing feasibility studies to evaluate the current technical and economic potential of the mines. Additionally, estimates of Mineral Resources may not be converted to Mineral Reserves in amounts anticipated or at all.

Once mineralization is discovered, it may take several years to determine whether an adequate Mineral Reserve exists, during which time the economic viability of the project may change due to fluctuations in factors that affect both revenue and costs.

Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact the environment or the health, safety, or security of our workers or the local community, production, cash flows, and overall profitability.

Gold mining operations are subject to risks of hazards and other events that may adversely impact our ability to produce gold and meet production and cost targets, and our level of profitability, if any, in future years may be materially impacted. These hazards and events include, but are not limited to:

•        accidents or incidents, including due to human error, during exploration, production, drilling, blasting, or transportation resulting in injury, disease, loss of life, or damage to equipment or infrastructure;

•        air, land, and water pollution;

•        social or community disputes or interventions;

•        security, environmental, or safety incidents, including as the result of the activities of artisanal or illegal miners, trespassers, squatters, and other forms of encroachment;

•        surface or underground fires or explosions;

•        labor force disputes and disruptions;

•        loss of information integrity or data;

•        mechanical failure or breakdowns and ageing infrastructure;

•        failure of unproven or evolving technologies;

•        unusual or unexpected geological formations, ground conditions, including lack of mineable face length and ore-pass blockages;

•        fall-of-ground accidents in underground operations;

•        cave-ins, sinkholes, subsidence, rock falls, rock bursts, or landslides;

•        failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles, and tailings facility walls;

•        flooding or inundation of mine pits, shafts, or tunnels;

•        safety-related stoppages;

•        seismic activity; and

•        other natural phenomena, such as floods, droughts, or other weather conditions, potentially exacerbated by climate change.

For example, over the last several years there have been several accidents at the mines, the vast majority of which were the result of illegal mining activities at the Redwing Mine and the Mazowe Mine. In 2024, 15 illegal artisanal miners were trapped for three days at the Redwing Mine before being rescued and over 30 have died at the Mazowe Mine or the Redwing Mine in various incidences related to illegal mining activity, including cave-ins and a blasting incident. However, we are not able to track all incidences from illegal mining due to the nature of the activity. We continue our efforts to secure the Redwing Mine and Mazowe Mine from trespassers and illegal miners and to coordinate with governmental authorities as appropriate.

In addition, there have been safety incidences at the How Mine resulting from our ongoing mining operations. For example, in 2019, there was an accident at the How Mine involving a rock fall during a shaft examination that resulted in the fatality of one employee and injuries to four others. More recently, in 2023 and through October 31, 2024, there were a combined total of four lost-time injuries and several minor accidents due to rock falls and machinery that did not result in lost time. The Company conducts training sessions in order to promote safety protocols in an effort to reduce such incidences.

Further, in 2018, the Mazowe Mine suffered flooding which caused damage to mining shafts, a common issue for mining operations. Similarly, in 2015 the Redwing Mine experienced significant flooding, leading to a suspension of operations and causing substantial damage to submerged equipment and rendered developed mineable reserves inaccessible.

Further, environmental, health, and safety legislation applicable to us could suspend part or all of our operations. Environmental, health, and safety incidents could therefore lead to increased unit production costs or lower production which could negatively affect our business, operating and/or financial results.

As a result of the foregoing, our exploration, development, and production activities in Zimbabwe and our exploration of mining opportunities in the DRC may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results from operations. Additional flooding or other natural hazards may occur in the future.

Theft of the mineral concentrate, final metals, and production inputs may occur. These activities are difficult to control, can disrupt our business and can expose us to liability.

We may experience trespassers, illegal and artisanal mining activities, and theft of metals bearing materials (which may be by employees or third parties) and final metallic products, or theft of or damage to infrastructure such as water pumps and environmental monitoring equipment. The activities of trespassers and illegal and artisanal miners could lead to reduction of mineral resources, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution, or damage to property for which we could potentially be held responsible, leading to fines or other costs. Rising metal prices may result in an increase in mineral and metal theft. Further, in the case of any mineral projects which we may acquire in the future and which have historically had mining activity, we face an increased risk of theft with artisanal miners.

During the period in which the Mazowe Mine and the Redwing Mine were under corporate rescue, illegal miners operated in the mines and dug open pits which were left unfilled. While we intend to backfill the pits in compliance with applicable laws, such acts negatively impact our operations and efforts to restart the mines. In addition, there is a risk of unauthorized third-party miners encroaching on our properties, and evictions of such unauthorized third-party miners may take time to complete. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations, prospects, or liquidity.

Our assets and operations are subject to political, economic, and other uncertainties as a result of being located in Zimbabwe and the DRC.

Our projects are located in Zimbabwe, and we are exploring mining opportunities in the DRC. Our assets and operations may therefore be subject to various political, economic, and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, terrorist actions, expropriation, nationalization, renegotiation or nullification of existing licenses, delays in obtaining government permits, approvals and contracts, taxation policies, sudden and arbitrary changes to laws and regulations, foreign exchange and repatriation restrictions, corruption and bribery, changing political conditions, international monetary fluctuations, currency controls, and limitations on foreign ownership and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in Zimbabwe and the DRC may adversely affect our operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety. Failure to comply strictly with applicable laws, regulations, and local practices relating to mineral rights could result in loss, reduction, or expropriation of entitlements. In addition, in the event of a dispute arising from operations in Zimbabwe or the DRC, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or elsewhere. We also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on its operations. Should our rights or titles not be honored or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of Zimbabwe or the DRC, our business, financial condition, and prospects will be materially adversely affected.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position.

All of our mined gold is sold to Fidelity at prices reflecting spot pricing of gold and the official exchange rate on the date of sale. We are paid in part with Zimbabwe’s local currency and part with U.S. dollars. Since February 2023, we received 75% of our proceeds in U.S. dollars and 25% in local currency. Local currency has been paid in ZiG, Zimbabwe’s currency since April 2024, but has historically been paid in RTGs. Zimbabwe’s local currency has been subject to hyperinflation, and annual inflation was measured at approximately 58% in April 2024. Exchange rates of RTG for U.S. dollars have varied vastly over the last several years. In June 2023, the exchange rate was approximately 7,000 RTGs per U.S. dollar and in February 2024, the exchange rate was approximately 13,590 RTGs per U.S. dollar.

On April 5, 2024, the Reserve Bank of Zimbabwe issued a Monetary Statement policy that introduced a structured currency (which is generally defined as a currency that is pegged to a specific exchange rate or currency basket and backed by a bundle of foreign exchange assets (including gold)). The structured currency called the ZiG replaced the RTG. Banks were instructed to convert the RTG balances into the new currency to foster simplicity, certainty, and predictability in monetary and financial affairs. The new currency will co-circulate with other foreign currencies in the economy. The exchange rate for ZiG was approximately 27 ZiGs per U.S. dollar during June 2025. Devaluations of the ZiG or the introduction of new currencies could cause inflation or could otherwise increase the cost of our operations and decrease the value of our assets in Zimbabwe. We do not currently hedge our exposure to gold price fluctuation or changes in inflation or exchange rates, and we do not currently have plans to put hedges in place. Additionally, exchange control approvals from the RBZ are required to transfer funds in and out of Zimbabwe, and we currently have the necessary approvals from the RBZ to transfer foreign currency.

If inflation and exchange rates for Zimbabwe’s local currency continue to be volatile, it may have a negative impact on our business, results of operations, and financial position. For example, due to political unrest and hyperinflation in 2007, we ceased mining operations in Zimbabwe and placed all then current mines in care and maintenance, and we did not resume operations until 2009 with several of the mines requiring rehabilitation work. Additionally, although we have received RBZ approval to transfer foreign currency, no assurance can be given that we will retain such approval going forward on the same terms or at all.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

Nearly all of our revenues are derived from the sale of gold and, to a much lesser extent, silver. The market prices for these commodities fluctuate significantly. These fluctuations are caused by numerous factors beyond the Company’s control. For example, the market price of gold may change for a variety of reasons, including:

•        speculative positions taken by investors or traders in gold;

•        monetary policies announced or implemented by central banks, including the U.S. Federal Reserve, such as changes in interest rates;

•        changes in the demand for gold as an investment;

•        changes in the demand for gold used in jewelry and for other industrial uses, including as a result of prevailing economic conditions;

•        changes in the supply of gold from production, divestment, scrap, and hedging;

•        financial market expectations regarding interest rates and the rate of inflation;

•        the strength of the U.S. dollar (the currency in which gold trades internationally) relative to other currencies;

•        actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund;

•        gold hedging and unwinding of hedging by gold producers;

•        global or regional political or economic events; and

•        the cost of gold production in major gold-producing countries.

The market price of gold has been and continues to be significantly volatile. During 2023, the market spot gold price traded between a low of $1,810 per ounce and a high of $2,077 per ounce. During 2024, the market spot gold price traded between a low of $1,992 per ounce and a high of $2,788 per ounce. In addition to protracted declines, the price of gold is also often subject to sharp, short-term changes. For example, the market spot gold price decreased from a high of $1,674 per ounce on March 6, 2020 to a low of $1,470 per ounce on March 19, 2020 in the midst of a wider market dislocation related to the COVID-19 pandemic and despite the alleged investor perception of gold as a relatively safe haven in periods of market volatility.

Any sharp or prolonged fluctuations in the price of gold can have a material adverse impact on our profitability and financial condition.

In addition, any announcements or proposals by central banks, such as the U.S. Federal Reserve, or any of its board members or regional presidents or other similar officials in other major economies, may materially and adversely affect the price of gold and, as a result, our financial condition and results of operations.

Events that affect the supply and demand of gold may also have an impact on the price of gold. Demand for gold is also significantly impacted by trends in China and India, which account for the highest gold consumption worldwide. Government policies in these countries or other large gold-importing countries could adversely affect demand for, and consequently prices of, gold and, as a result, may adversely affect our financial condition and results of operations.

Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. Slower consumption of physical gold, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, gold.

A sustained period of significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet our operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, may lead us to alter our expansion and development strategy and consider ways to align our asset portfolio to take account of such expectations and trends. As a result, we may decide to curtail or temporarily or permanently shut down certain of our exploration and production operations, which may be difficult and costly. For example, in part due to reduced prices of gold, we halted operations at our Mazowe Mine and Redwing Mine in 2018 and 2019, respectively. A sustained decrease in the price of gold could also have a material adverse effect on our financial condition and results of operations, as we may be unable to quickly adjust our cost structure to reflect the reduced gold price environment. The market value of gold inventory may be reduced, and marginal stockpile and heap leach inventories may be written down to net realizable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, we are obligated to meet certain financial covenants under the terms of a $4 million bank facility arrangement between the How Mining Company and African Banking Corporation of Zimbabwe Limited (“ABC Banc”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Our ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in Mineral Resource and Mineral Reserve estimates or life-of-mine plans from those prices used previously to determine such estimates or life-of-mine plans could also result in material impairments of our investment in mining properties or a reduction in our Mineral Resource and Mineral Reserve estimates and corresponding restatements of our Mineral Resource and Mineral Reserve estimates and increased amortization, reclamation and closure charges. We do not currently have any hedges for the price of gold and do not currently intend on entering any.

We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance.

Mining companies could experience higher costs of steel, reagents, labor, electricity, government levies, fees, royalties, and other direct and indirect taxes. Efficiencies at existing operations and planned growth may assist in curbing cost increases and/or allow the fixed cost component to be absorbed over increased production assisting in alleviating the net cash effect of any further cost increases and potentially increase revenue cash flows. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

Our operations are vulnerable to infrastructure constraints, including power and water supply.

Mining, processing, development, and exploration activities depend on adequate infrastructure. Reliable rail, roads, bridges, power sources, power transmission facilities, and water supply are critical to our business operations and affect capital and operating costs. These infrastructures and services are often provided by third parties and governments whose operational activities are outside our control.

We use water in the metallurgical process, some of which is provided by dams, diverted rivers, or pumped from underground. We believe that there is enough water from current sources to maintain operations and support expansion. However, water supplies are subject to change, especially if there is prolonged drought, and inadequate water supply would cause operations to become more costly or have to be curtailed, suspended, or even terminated, which may have adverse consequences on our business and financial condition.

We obtain the majority of our electricity from Zimbabwe’s national power suppliers. Zimbabwe’s electricity generation is mainly from the Kariba hydro station on the Zambezi River, the Hwange coal-fired station and several other much smaller coal-fired power stations. Even if Zimbabwe’s installed generating capacity is fully operational, it cannot generate enough electricity to meet its requirements. Consequently, Zimbabwe imports electricity from Mozambique and South Africa. Load shedding is frequent. We are undertaking measures to reduce the risk of inadequate power supply, including the installation of solar power generation and the entry into a power supply agreement with Intensive Energy Users Group, an independent power supply group, but we may not be able to realize the anticipated benefits. If an electricity shortage or outage persists, operations may become more costly or have to be curtailed, suspended, or even terminated which may have serious adverse consequences to the viability of production from the mines that could, in turn, have adverse consequences on our business and financial condition.

Interferences in the maintenance or provision of infrastructure, including unusual weather phenomena, sabotage, drought and social unrest could impede our ability to maintain operations and adversely affect our business, results of operations and financial condition.

Establishing infrastructure for our development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary cooperation from national and regional governments, none of which can be assured.

The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development, or exploitation of our mineral projects. If adequate infrastructure is not available, the future mining or development of our projects may not be commenced or completed on a timely basis, or at all, the resulting operations may not achieve the anticipated production volume and the construction costs and operating costs associated with the mining and/or development of our projects may be higher than anticipated.

Mining operations and projects are vulnerable to supply chain disruptions such that operations and development projects could be adversely affected by shortages of, as well as extended lead times to deliver, strategic spares, critical consumables, mining equipment, or metallurgical plant.

Our operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment, and metallurgical plant, as well as transportation delays. Import restrictions can also delay the delivery of parts and equipment. In the past, we and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. We have also experienced increased delivery times for these items.

Individually, we and other mining companies have limited influence over manufacturers and suppliers of these items. In certain cases, there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment, or metallurgical plant who command superior bargaining power relative to us. We could at times face limited supply or increased lead time in the delivery of such items.

We primarily source our mining, processing equipment, and consumables from suppliers by using a procurement house. Our procurement policy is to source from suppliers that meet our corporate values and ethical standards. However, there is a risk that we may fail to identify actual instances of unethical conduct by those suppliers or other activities that are inconsistent with our values and standards. In certain locations, where a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times. Further, there is a risk that the procurement house we use may be unable to source mining, processing equipment, and consumables from suppliers in a timely manner, or at all, which could impede our ability to maintain operations and adversely affect our business.

We derive all of our revenues from the sale of gold to one company which is controlled by the Zimbabwean authorities. There is no assurance that such counterparty may not default in such obligation causing us to incur a financial loss.

Credit risk is the risk that a party with a contractual obligation with us will default in fulfilling their obligations. Regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of our production from our mines was sold to Fidelity in 2024. However, this arrangement concentrates our credit risk exposure that receivables and performance due from Fidelity will not be paid or performed in a timely manner, or at all. If Fidelity or the Zimbabwean government were unable or unwilling to conduct business with us, satisfy obligations to us, or is otherwise late on the typical 30-day settlement period, we could experience a material adverse effect upon our operations and financial performance.

Our rights to mine in Zimbabwe are derived from each of the How Mine Lease, the Mazowe Mine Lease, and the Redwing Mine Lease, the loss of which would have a material adverse effect on our financial condition and results of operations.

Our operations are substantially dependent on the mining rights we derive from the How Mine Lease, the Mazowe Mine Lease, and the Redwing Mine Lease. Each lease is subject to annual renewal upon the completion of an inspection certificate from the provincial mining director and the payment of a fee and may be subject to forfeiture if we do not timely renew. In addition, the Zimbabwe government may have rights to acquire all or any portion of land subject to a mining lease for a public purpose. No assurances can be provided that such a taking would not happen in the future, and, in cases where compensation is required for such a taking, no assurance can be provided that any such compensation would be adequate. Our mining rights may also be lost or diminished if we fail to comply with the terms and conditions of the lease or if we fail to pay any taxes or royalties due to the Zimbabwe government after receiving 30 days’ notice. Our mining rights may also be lost if we fail to adequately operate the mining location and either the holder of a contiguous mining location initiates a hostile takeover of the applicable mining location by applying to the Zimbabwe government or the Mining Minister of Zimbabwe finds, at his discretion, that the mine’s operations were inappropriately stopped for an unreasonably long period of time. Challenges to our rights to the mining leases, as transferees or otherwise, including outdated mining record documentation or chain of title issues with the provincial mining office, may also occur and if successful could result in the loss of our rights under the mining leases. The loss of our rights under any of our mining leases would have a material adverse effect on our financial condition and results of operations.

Acquisitions, strategic partnerships, joint ventures, and other partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals, or may disrupt our operations and adversely affect our credit ratings and profitability.

We may enter into joint ventures, strategic partnerships, partnership arrangements, or acquisition agreements with other parties in relation to our metal exploration and mining business. Any such arrangement may not be successful or provide the anticipated benefits. Any failure of other parties to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations could have a material adverse effect on us, the development and operations of our business, and future joint ventures, if any, or their properties, and therefore could have a material adverse effect on our business, financial condition, results of operations, prospects, or liquidity. Further, we may be unable to exert control over strategic decisions made in respect of such properties.

We have entered into a memorandum of understanding with a party that holds exploration permits in the DRC. Pursuant to the memorandum of understanding, we have agreed to explore mining potential underlying such exploration permits and to enter into a joint venture of which we will own 50% with such party if feasibility studies support commercial operations. However, there is no certainty that we will discover mineral resources in amounts and in conditions that would support commercial operations or that we will be able to mine any mineral deposits in commercial amounts and for profit. Further, the memorandum of understanding only provides a high-level framework for a joint venture if commercial deposits are discovered. There could also be claims that arise with respect to the assignment of rights under the memorandum of understanding in connection with the Business Combination. As a result, there is no certainty that we will successfully reach an acceptable arrangement for the joint venture if commercial deposits are discovered.

The process of integrating an acquired business into our business may divert management’s attention from our core businesses. The integration of any acquired assets requires management capacity. There can be no assurance that our current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to integrate any acquired or new assets and operations and to realize cost and operational efficiencies at the acquired assets or maintain those at the existing operations. It may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. There can be no guarantee that we will succeed in retaining the key personnel of any acquired businesses. Moreover, we may be unable to realize the expected benefits, synergies, or developments that we initially anticipate from such a strategic transaction.

We may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit our potential for growth.

We expect to actively seek new acquisitions to expand our business, including in the DRC, that management believes will provide meaningful opportunities for growth by increasing our existing capabilities and expanding into new areas and markets of operations. However, we may not be able to identify suitable acquisition candidates or complete acquisitions on acceptable terms and conditions. Other companies in our industry have similar investment and acquisition strategies to ours, and competition for acquisitions may intensify. If we are unable to identify acquisition candidates that meet our criteria, or complete acquisitions on acceptable terms and condition, our potential for growth may be restricted. Additionally, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications, and delays in connection with identifying or acquiring suitable acquisition targets.

We may not be able to comply with the financial covenants related to our current bank borrowings or arrangements or in future borrowings or arrangements with financial institutions and we may not be able to obtain extensions of the maturity of our current or future borrowings or arrangements.

In 2024, the How Mining Company entered into a $4 million Facility Agreement (the “2024 Facility”) with ABC Banc, pursuant to which the How Mining Company is subject to restrictive covenants, including limitations on additional debt, the maintenance of debt service cover ratio and limitations on certain liens. Amounts outstanding under the 2024 Facility are subject to a security agreement covering the How Mine’s assets, a $15 million deed of hypothecation covering the How Mine Lease, and a cession of insurance covering the secured property. As of June 30, 2025, there was approximately $3.5 million outstanding under the 2024 Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We may incur significant amounts of additional debt for acquisitions or capital expenditures and any future debt we incur and other agreements we enter into may contain, among other provisions, covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities. Given the long-term nature of such agreements, these covenants and restrictions may present a material constraint on our operational and strategic flexibility and may preclude us from entering into strategic transactions that would be beneficial to us. If we fail to comply with these financial covenants, including those of the 2024 Facility, the applicable lending institutions may not be willing to extend the maturity of the outstanding loans and may accelerate the amounts we have borrowed under the various loan agreements.

The mining industry is highly competitive and there is no guarantee we will always be able to compete effectively.

The mining industry is a highly diverse and competitive international business. The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of properties in emerging or developed markets and/or prospecting in explored or unexplored territory. Mining, by its nature, is a competitive business with the search for new opportunities with good exploration potential and the raising of the requisite capital to move projects forward to production. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. We will compete with other interests, many of which have greater financial resources than we will have, for the opportunity to participate in promising projects. Such competition may have better access to potential resources, more developed infrastructure, more available capital, have better access to necessary financing, and more knowledgeable and available employees than us. We may encounter competition in acquiring mineral properties, hiring mining professionals, obtaining mining resources, such as manpower, facilities, and other mining equipment. Such competitors could outbid us for potential projects or produce gold at lower costs. Increased competition could also affect our ability to attract necessary capital funding or acquire suitable properties or prospects for gold exploration or production in the future. Significant capital investment is required to achieve commercial production from successful exploration and development efforts. Globally, the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels. If we are unable to successfully compete for properties, capital, customers, or employees it could have a materially adverse effect on our results of operations.

We depend on key personnel for the success of our business.

We depend on the continued services and performance of key personnel, including members of our senior management among other key staff. If one or more of our senior management or other key employees cannot, or choose not to continue their employment with us, we might not be able to replace them easily or in a timely manner, or at all. In addition, the risk that competitors or other companies may poach our talent increases as we become more well-known. Key management personnel may elect to leave us which would cause a loss of continuity that may negatively impact our production and costs. The loss of key personnel, including members of management, could disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations.

Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain highly skilled individuals, with the continued contributions of our senior management being especially critical to our success. We face intense competition in the industry for well-qualified, highly skilled employees and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. There is no assurance that we will always be able to locate and hire all the personnel that we may require. Where appropriate, we may engage with consulting and service companies to undertake some of the work functions. If we fail to effectively manage our hiring needs and successfully integrate our new hires, among other factors, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity, and retention could suffer, and our business, financial condition, and results of operations could be materially adversely affected.

Currently, we have many operational and mining contractors on short-term contracts and there is no guarantee that we will be able to re-contract with these miners. We might not be able to easily replace operational and mining contractors in a timely manner or at all.

Finally, effective succession planning will be important to our future success. If we fail to ensure the effective transfer of senior management knowledge and to create smooth transitions involving senior management, our ability to execute short and long term strategic, financial, and operating goals, as well as our business, financial condition, and results of operations generally could be materially adversely affected.

Most of our employees are members of the Associated Mine Workers Union of Zimbabwe and any work stoppage or industrial action implemented by the union may affect our business, results of operations, and financial performance.

Most of the employees are members of either the Associated Mine Workers Union of Zimbabwe or Zimbabwe Diamond and Allied Minerals Workers Union. Pay rates for all wage-earning staff are negotiated on a Zimbabwe industry-wide basis between the union and representatives of the mine owners. Any industrial action called by the union may affect our operations even though our operations may not be at the root cause of the action. Strikes, lockouts or other work stoppages could have a material adverse effect on our business, results of operations and financial performance. In addition, any work stoppage or labor disruption at key customers or service providers could impede our ability to supply products, to receive critical equipment and supplies for our operations or to collect payment from customers encountering labor disruptions. Work stoppages or other labor disruptions could increase our costs or impede our ability to operate.

We were required to facilitate the economic participation of certain indigenous groups in our business and may be subject to outstanding and remaining liabilities and claims as a result.

The government of Zimbabwe introduced legislation in 2012 requiring companies to facilitate participation in their shareholdings and business enterprises by the indigenous population (typically referred to as indigenization).

Pronouncements from the Zimbabwe government following the appointment of the new President in late 2017 announced a relaxation in the indigenization policy which, amongst other things, included the removal of an indigenization requirement for gold mining companies. These pronouncements were passed into law in March 2018. Although we never entered into any agreements as a result of the legislation, we may be subject to outstanding and remaining liabilities and claims as a result of our participation in the government of Zimbabwe’s indigenization policy.

Our business, financial condition, and results of operations may be adversely affected by the occurrence of an outbreak of infectious diseases, a pandemic or other public health threats, and natural disasters.

Our business, financial condition, and results of operations may be adversely affected by an outbreak of infectious diseases, a pandemic or other public health threat, such as the COVID-19 pandemic, the Mpox epidemic, or an outbreak of the Ebola virus.

Our operations could be disrupted if our employees become ill or are otherwise absent from work as a result of an infectious disease or other global health pandemics. Governmental restrictions, including travel restrictions, quarantines, shelter-in-place orders, business closures, new safety requirements or regulations, restrictions on the import or export of certain materials, or other operational issues related to pandemics may have an adverse effect on our business, financial condition, and results of operations. We continue to monitor our operations and governmental recommendations and have made modifications for an indefinite period to our normal operations because of the COVID-19 pandemic. Additionally, while the potential economic impacts brought by and the duration of pandemics are difficult to assess or predict, the impact of any pandemic on the global financial markets may reduce our ability to access capital, which could negatively affect our short-and long-term liquidity.

Similarly, an outbreak of infectious diseases, a pandemic, or other public health threat, or a fear of any of the foregoing, could adversely impact our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). Furthermore, in response to the COVID-19 pandemic, several governments imposed significant restrictions on the movement of goods, services, and persons (including travel), including nationwide lockdowns of businesses and their citizens (quarantine) and even temporary suspension of mining activities. Such disruptions and other manufacturing and logistical restraints could result in extended lead times in supply and distribution networks, as well as the exercise of force majeure measures, the impacts of which could eventually result in stoppage of mining operations. They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. We cannot guarantee that our crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by future epidemic or pandemic outbreaks, or that there would be no related consequences, such as severe food shortages and social impact.

Furthermore, our operations may be impacted by natural disasters, such as earthquakes, severe weather, such as storms, heavy rainfall, and other impacts that may be increasing due to climate change, as well as other phenomena that include unrest, strikes, theft, and fires. The occurrence of one or more of these events may result in the death of, or personal injury to, personnel, the loss of mining and refining equipment, damage to or destruction of mineral properties or production and infrastructure facilities, disruptions in production, increased costs, environmental damage, and potential legal liabilities. Furthermore, supply chains and rates can be impacted from the occurrence of natural disasters. If we experience shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment, or processing plants, we might be forced to suspend some of our operations or cease operations.

The occurrence of one or more of these events could have an adverse effect on our business, financial condition, results of operations, prospects, or liquidity. In addition, the impact of an outbreak of infectious diseases or a natural disaster could exacerbate other risks we face, including those described elsewhere in “Risk Factors.”

Our management of workplace health and safety matters may expose our business to significant risk.

There are health and safety risks associated with our operations in Zimbabwe and the DRC. Given the inherent dangers associated with mining, many of our workforce (including contractors) may be exposed to substantial risk of serious injury or death from hazards, including motor vehicle incidents on or off-site, electrical incidents, falls from height, being struck by suspended loads, seismicity-induced and other rock falls underground, fire, and confined space incidents. Workers may also be subject to longer-term health risks, including due to exposure to noise and hazardous substances (such as dust and other particulate matter). While we regularly and actively review our workplace health and safety systems and monitor compliance with workplace health and safety regulations, no assurance can be made that we have been or will be at all times in full compliance with all applicable laws and regulations, or that workplace accidents will not occur. As the operator of mines, we have extensive regulatory and legal obligations to ensure that our personnel and contractors operate in a safe working environment. A failure to comply with such obligations or workplace health and safety laws and regulations could result in civil claims, criminal prosecutions, or statutory penalties which may adversely affect our business, financial position, and performance, as well as causing long-term reputational damage.

Our operations are underpinned by numerous contractual arrangements with third parties and non-compliance with these arrangements may substantially affect our operations or profits.

Our capacity to efficiently conduct our operations depends upon third party products and service providers and contractual arrangements that we have entered into to provide for these arrangements. Our ability to ultimately receive benefits from these contracts is dependent upon the relevant third party complying with our contractual obligations. To the extent that such third parties default in their obligations, it may be necessary for us to enforce our rights under the relevant contracts and pursue legal action. Such legal action may be costly and no guarantee can be given that a legal remedy will ultimately be obtained on commercial terms.

Our insurance coverage may not be sufficient in all possible contexts and we may not be able to rely upon our insurance in certain circumstances.

Our mining, exploration, and development operations involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes and other environmental occurrences, political, and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labor disputes, changes in regulatory environment, monetary losses, and possible legal liability. We maintain insurance within ranges of coverage we believe to be consistent with industry practice and having regard to the nature of activities being conducted and associated risks as set out above; however, we ceased insurance coverage for the Mazowe Mine and the Redwing Mine once mining operations were halted in 2018 and 2019, respectively, and intend on obtaining insurance coverage as part of the restart process. However, no assurance can be given that we will be able to continue to obtain insurance coverage at all times, that such coverage will be at reasonable rates or that any coverage we arrange will be adequate and available to cover all such claims. Further, in connection with the 2024 Facility, we entered into a cession of insurance with ABC Banc covering assets of the How Mining Company. In addition, we may elect to not purchase insurance for certain risks due to various factors (such as cost, likelihood of risks eventuating and industry practice). The lack of, or insufficiency of, insurance coverage could adversely affect our business, financial position, and performance.

If our operations do not perform in line with expectations, we may be required to write down the carrying value of our investments, which could affect any future profitability and our ability to pay dividends.

Under IFRS, we are required to test the carrying value of long-term assets or cash-generating units for impairment at least annually and more frequently if we have reason to believe that our expectations for the future cash flows generated by our assets may no longer be valid. If the results of operations and cash flows generated by our metals extraction operations are not in line with our expectations, we may be required to write down the carrying value of these assets. Any write-down could materially affect our business, operating results, operations, and financial condition.

Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.

In November 2018, certain assets of the Mazowe Mine were sold at an auction to satisfy a judgment obtained by the Zimbabwe Electricity Transmission and Distribution Company (“ZETDC”) with respect to amounts alleged owed to ZETDC. The assets consist of plant material and remain at the Mazowe Mine; however, the assets are not required for the restart of the Mazowe Mine and are not anticipated to be utilized for future operations. We believe the decision is improper and are appealing. However, no assurance can be given that we will be successful in our appeal, and we may lose the benefit of such assets.

The concept of corporate rescue was introduced in Zimbabwe law by the enactment of the Insolvency Act (Chapter 6:07) in 2018, which replaced judicial management procedures. Corporate rescue is a process to restructure the affairs of a company and rehabilitate financially distressed companies under the temporary supervision of a corporate rescue practitioner. In Zimbabwe, the placement of a company under supervision and corporate rescue proceedings may be commenced by a resolution of the applicable company or by certain parties enumerated by statute.

Operations at the Mazowe Mine and the Redwing Mine halted in 2018 and 2019, respectively, and were placed under care and maintenance programs. Soon after the Mazowe Mine and the Redwing Mine ceased operations, applications were filed in Zimbabwe to place the Redwing Mining Company and the Mazowe Mining Company in corporate rescue proceedings. The applications were initially granted. As a result, our management was separated from control of the mines. During the existence of the corporate rescue order for the Redwing Mine, the corporate rescue practitioner entered into a tribute agreement with Betterbrand (Private) Limited.

Corporate rescue application approvals were overturned by the Supreme Court of Zimbabwe in 2021, in the case of the Mazowe Mine, and 2022, in the case of the Redwing Mine. As a result of the Supreme Court of Zimbabwe setting aside the corporate rescue application for the Redwing Mine, the tribute agreement with Betterbrands (Private) Limited is no longer recorded in the mining lease title records with the mining affairs board and Betterbrands (Private) Limited was eventually evicted from the Redwing Mine.

In 2023, employees of our Redwing Mine applied to have the Redwing Mining Company placed under corporate rescue proceedings but the case was dismissed by the High Court of Zimbabwe.

On February 15, 2024, another application was filed with the High Court of Zimbabwe to place the Mazowe Mining Company in corporate rescue proceedings. The application has been challenged by the Company, and although a hearing date was set for March 11, 2025, such date was postponed and a new date has not been set. In management’s view, the application is without merit and does not comply with applicable laws and rules. However, no assurance can be given that the case will be dismissed or that additional applications may not be filed, despite the recent withdrawal of the principal petitioner’s application. If corporate rescue proceedings are approved at the Mazowe Mining Company or the Redwing Mining Company, our plans to restart the mines and our interests in the assets may be materially adversely affected.

Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims that may have a material adverse effect on the Company’s assets and operations.

Greenstone entered into a share purchase agreement, dated June 17, 2024, as amended on January 17, 2025 (the “BMC Purchase Agreement”), with Metallon Corporation Limited, a company incorporated in England and Wales and undergoing insolvency proceedings (the “Administration”) in the U.K. (“Metallon”), the appointed administrators of Metallon (the “Administrators”), Khumalo, and the SelliBen Trust (together with Khumalo, the “Guarantors”), pursuant to which, among other things, Metallon sold (the “BMC Sale”) all of the shares of BMC to Greenstone in exchange for consideration of approximately £53.2 million (the “Purchase Price”) to be paid by the Guarantors. Under the terms of the BMC Purchase Agreement, the Guarantors have agreed to keep the Administrators, Metallon, and Greenstone fully indemnified, for a period of six years, against any and all claims or expenses arising directly or indirectly in connection with the BMC Sale. BMC indirectly holds the Mazowe Mine, the Redwing Mine, and the How Mine and the shares of BMC represent substantially all of Greenstone’s assets and, in turn, the Company’s assets.

Under the BMC Purchase Agreement, the Guarantors are responsible for payment of the Purchase Price, which to date has not been satisfied. However, certain Ordinary Shares held by the SelliBen Trust are held as security for the Guarantors’ obligations under the BMC Purchase Agreement. Notwithstanding the outstanding obligations of the Guarantors, Greenstone is the registered owner of all of the shares of BMC. The Administration may not be completed until, among other things, the Purchase Price has been satisfied and all third-party creditor liabilities of Metallon have been discharged in accordance with and in satisfaction of the Administration. While the BMC Sale is not conditioned on the Guarantors’ payment of the Purchase Price, if the Purchase Price is not satisfied pursuant to the BMC Purchase Agreement or the Administration is not completed with all related potential claims discharged or waived, then there is a risk that a claim may be made to, among other things, rescind or unwind the BMC Sale or for Greenstone to pay all or a portion of the Purchase Price, notwithstanding the provisions of the BMC Purchase Agreement. Greenstone is indemnified by the Guarantors for claims arising directly or indirectly in connection with the BMC Sale pursuant to the BMC Purchase Agreement, but such indemnification may not protect against equitable remedies. In the event Greenstone is unable to satisfy any monetary penalty awarded against it in relation to a challenge to the BMC Sale (and assuming the indemnity is insufficient to satisfy such penalty or in the event the Guarantors are otherwise not able to satisfy their indemnification obligations, which Greenstone management considers unlikely), the relevant judgment creditor may be able to pursue additional remedies to satisfy the judgment, including actions relating to Greenstone’s assets, which may include the shares of BMC. Any such potential equitable remedies, monetary penalty awards, or other remedies could have a material adverse effect on the Company’s assets and operations.

Further, the former majority shareholder of Metallon (the “Metallon Shareholder”) (which was under common control with Metallon) was placed into liquidation in Jersey in May 2024. Prior to the events leading to the liquidation proceedings, the Metallon shares held by the Metallon Shareholder were transferred (the “Metallon Transfer”) to the current controlling shareholders of Metallon pursuant to a restructuring. The adequacy of the consideration for such transfer could be at issue in the Metallon Shareholder liquidation proceedings, and the Metallon Transfer could be challenged at law or in equity. If such a challenge is initiated against the Metallon Shareholder or any related parties, the prospects of success of such challenge and the likely outcome thereof could only be assessed at the time such challenge is made, and the litigation of any such potential claims, should they commence, could be protracted and costly. The Company and Greenstone are indemnified by the Guarantors for claims relating to the Metallon Transfer. However, if claims are made against the Company or Greenstone relating to the Metallon Transfer, we may be financially obligated to satisfy such claims, which may include the payment of restitution relating to the Metallon Transfer. If the Guarantors default on their indemnification obligations, such financial obligations could have a material adverse effect on our assets and operations.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit could have a material adverse effect on our business, results of operations and financial performance.

We may become party to legal claims arising in the ordinary course of business, including liabilities from competing mining claims, trespassers, or artisanal mining activities, the Redwing Mine tribute agreement claims, unauthorized open pits, or environmental concerns. There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses. The outcome of outstanding, pending, or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition, and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. In the event of a dispute arising in respect of our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States of America, Zimbabwe, the DRC, the United Kingdom, the Cayman Islands, or international arbitration. The legal and political environments in which we operate may make it more likely that laws will not be enforced and that judgments will not be upheld. If we are unsuccessful in enforcing our rights under the agreements to which we are party to or judgments that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on our business, results of operations, and financial performance.

We are exposed to global economic and market risks that are beyond our control, including as a result of the conflicts in Ukraine and Israel-Gaza, may have a material adverse effect on our assets and operations.

If any of our facilities of those of our suppliers, third-party service providers, or customers is affected by natural disasters, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict), trade and other geopolitical instability due to tariffs or other trade sanctions, or other events outside of our control, it could have a material adverse effect on our assets, financial conditions and results of operations, including through decreased production, increased costs, a decrease in the price of gold, or the failure by counterparties to perform under contracts or similar arrangements.

The conflict in Ukraine which began in February 2022, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe and globally. There is a risk of substantial market and financial turmoil arising from the conflict which could have a material adverse effect on the economics of our projects, and our ability to operate its business and advance project development.

Even though we do not have any operations or direct suppliers located in Israel, tensions in the Middle East centered around the Israel-Gaza conflict could result in disruptions to our business and operations, adversely affect our anticipated unit and production costs, increase raw material costs, increase inflationary pressures, impacting our ability to successfully contract with suppliers, and could have other adverse impacts on our anticipated costs. We have not experienced any direct impacts from the conflicts thus far.

Risks Related to Cybersecurity

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

We rely on computer systems and network infrastructure throughout our operations. We use the server of a third-party hosting service provider. Our operations depend on our ability to protect our computer equipment and systems from damage from physical theft, fire, power outages, telecommunications failures, and other catastrophic events, as well as from internal and external security breaches, viruses, worms, and other destructive problems. Any disruption to our operations due to damage to or failure of our computer systems, network infrastructure or servers could have a material adverse effect on our business and could subject us to regulatory action or litigation. A significant network breach in the security of these systems because of ineffective operation of these systems, maintenance issues, upgrades, migrations to new platforms, cyberattacks or other failures to maintain an ongoing and secure cyber network could result in further damage, delays in customer service, and reduced efficiency in our operations. This could include the theft of our data, improper use of personal information, and other forms of identity theft. While we utilize our own personnel and various hardware and software to monitor our systems, controls, firewalls, and encryption, and intend to maintain and upgrade our security technology and operating procedures to prevent damage, breaches, and other disruptions, there is no guarantee that these security measures will be successful. Any such claims, proceedings, or actions by regulatory authorities, or adverse publicity resulting from such claims, could adversely affect our business and results of operations.

We use information technology systems and networks to process, transmit, and store electronic information in connection with our business activities. As the use of digital technology increases, cyber incidents, including intentional attacks and unauthorized access attempts to computer systems and networks, are becoming more frequent and sophisticated. These threats pose a risk to the security of our systems and networks, and to the confidentiality, availability, and integrity of data that is critical to our business and business strategy. There can be no assurance that we will be successful in preventing cyberattacks or successfully mitigating their effects.

Despite the implementation of security measures, our computer systems and our current and future third-party service providers are susceptible to damage or interruption due to hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war, telecommunications, equipment, and electrical failures. There is no guarantee that we will be able to promptly detect such events. If such an event occurs, we will have a difficult time responding to it. Unauthorized access, loss, or dissemination could disrupt our operations, including our research and development activities, the processing and preparation of our financial information, and our ability to manage various general and administrative aspects of our business. To the extent that such disruptions or security breaches result in loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary, or personal information, we could be subject to liability, reputational damage, poor performance, or regulatory action by the government authorities where we operate. Any of these could have an adverse effect on our business.

In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, and viruses. If we are unable to execute our disaster recovery and business if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition, and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential supplier, employee, and Company information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the normal course of our business, we may collect, process, and store sensitive data, including our own business information; information about our suppliers, and business partners; and personally identifiable information about our employees, contractors, and counterparties that resides in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is essential to our business operations. We also depend on the information technology systems of third parties for the analysis, data storage, and communication.

We rely on commercially available systems, software, tools, and monitoring to provide security for the processing, transmission, and storage of sensitive information. Despite the security measures and ongoing vigilance, we have in place to protect sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, hacker attacks, vandalism, computer viruses, loss or misplacement of data, human error, or other malfunctions and attacks. Such breaches may compromise our network and information stored therein may be accessed, disclosed, lost, or stolen. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of a breach or compromise. Technological interruptions would also disrupt our operations, including our ability to timely manage our supply chain. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner and such events may disrupt or reduce the efficiency of our entire operation for a prolonged period. The occurrence of these incidents could result in diminished internal and external reporting capabilities, impaired ability to process transactions, harm to our control environment, diminished employee productivity, and unanticipated increases in costs, including substantial legal costs in connection with the defending of any lawsuits that may arise from such incidents.

We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could negatively affect our business, financial condition and results of operations.

Risks Related to Laws and Regulations

If our involvement in an online or print news article or interview that may be published about the Company were held to be in violation of the Securities Act, we could incur monetary damages, fines or other damages that could have a material adverse effect on our operations and financial condition. You should rely only on statements made in this prospectus in determining whether to purchase securities of our Company.

Since the consummation of the Business Combination on June 5, 2025, the Company has been the subject of substantial media interest relating to not only that transaction, but also our gold mining operations in Zimbabwe and exploratory work in the DRC, as well as our management team and history. Our senior executives have participated in certain live and online interviews, and print media, both inside and outside the United States. Further, given the nature of our business and the global interest in gold and critical minerals, we have in the past received, and may continue to receive, a high degree of media interest, including coverage that is not directly attributable to statements made by our senior executives or employees.

In making your investment decision, you should only rely on the information contained in this prospectus. Articles, interviews, and other press coverage about the Company and our activities in Zimbabwe and the DRC typically present information in isolation and do not contain all of the information included in this prospectus, including the risks and uncertainties described in this section and elsewhere. You should carefully evaluate all of the information included in this prospectus before making an investment decision.

We do not believe that our involvement in interviews or other news articles since the consummation of the Business Combination constitutes a violation of Section 5 of the Securities Act. However, we could be subject to litigation and/or regulatory proceedings arising out of our involvement. If it were determined through a court or administrative proceeding that we were in violation of the Securities Act, we could be subject to monetary damages, claims for rescission, fines, and other penalties that could have a material adverse effect on our operations and financial condition. We expect to contest vigorously any claim that a violation of the Securities Act occurred and, in doing so, we could incur considerable financial expense as well as diversion of management time away from executing our strategy.

Our operations are subject to various government approvals, permits, licenses, and legal regulation for which no assurance can be provided that such approvals, permits, or licenses will be obtained or if obtained will not be revoked or suspended.

Government approvals, permits, and licenses are required in connection with a number of our activities and additional approvals, permits, and licenses may be required in the future. The duration and success of our efforts to obtain approvals, permits, and licenses are contingent upon many variables outside of our control. Obtaining governmental approvals, permits and licenses can increase costs and cause delays depending on the nature of the activity and the interpretation of applicable requirements implemented by the relevant authority. While we and our affiliates currently hold, or in the process of renewing, the necessary licenses to conduct operations there can be no assurance that all necessary approvals, permits and licenses will be maintained or obtained or that the costs involved will not exceed our estimates or that we will be able to maintain such permits or licenses. To the extent such approvals, permits, and licenses are not obtained or maintained, we may be prohibited from proceeding with planned drilling, exploration, development, or operation of properties which could have a material adverse effect on our business, results of operations, and financial performance. See “Business — Mineral Resource and Mineral Reserve Individual Property Disclosure — How Mine — Mineral Tenure” for more information on the permits and licenses issued as at December 31, 2023, related to the How Mine. As part of the process to restart operations at the Mazowe Mine and the Redwing Mine, we are in the process of renewing the required permits and licenses with respect to those mines.

In addition, failure to comply with applicable laws, regulations, and requirements in the countries in which we operate may result in enforcement action, including orders calling for the curtailment or termination of operations on our property, or calling for corrective or remedial measures requiring considerable capital investment. Although we believe that our activities are currently carried out in all material respects in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties or otherwise have a material adverse effect on our business, results of operations, and financial performance.

Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws in Zimbabwe and elsewhere associated with our activities could subject us to penalties and other adverse consequences.

All of our revenues are currently from Zimbabwe. Consequently, we face significant risks if we fail to comply with Zimbabwe’s applicable laws relating to corruption and bribery, the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In addition, we cannot guarantee the compliance by our partners, suppliers, and agents with applicable laws. Therefore, there can be no assurance that none of our employees or agents will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. Any violation of the Zimbabwean laws, the FCPA, or related laws and policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, financial condition, and results of operations.

We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

As of December 31, 2024, we had 1,394 employees. Our management believes that our employee relations are strong. However, further organizing activities, collective bargaining, or changes in the regulatory framework for employment may increase our employment-related costs or may result in work stoppages or other labor disruptions. Moreover, as employers are subject to various employment-related claims, such as individual and class actions relating to alleged employment discrimination and wage-hour and labor standards issues. For example, certain employees of the Mazowe Mining Company and the Redwing Mining Company claimed they were not paid an aggregate of approximately $2.7 million of wages owed to them when the Mazowe Mine and the Redwing Mine entered into care and maintenance programs in 2018 and 2019, respectively. In response, the Mazowe Mining Company has made installment payments and will continue to make payments upon resumption of operations, and the Redwing Mining Company has entered into compromise agreements with some employees and is in continued discussions to enter into additional comprise agreements. However, such claims have not been fully resolved and we may be subject to additional wage or other labor-related claims in the future. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

Existing and future environmental laws may increase our costs of doing business, result in significant liabilities, fines, or penalties, and may restrict our operations.

The nature of our mining operations carries the potential for environmental disturbance and harm, with implications for surrounding ecosystems, water supply, and land use. This could be due to, among other things, physical disruption from land clearing and excavation and use of groundwater supplies in mining operations, or the uncontrolled release of contaminants into soil and waterways.

We are subject to various environmental laws and regulations, including those related to wastewater discharge, solid waste discharge, pollution, air emissions, and the disposal of hazardous materials and other waste products from our operations. Such laws and regulations may subject us to liabilities, including liabilities associated with contamination of the environment, damage to natural resources, rehabilitation costs and the disposal of waste products that may occur as the result of our operations. For example, as of June 30, 2025, our provision for rehabilitation costs was $27.0 million. Future expenditures on rehabilitation might not be complete or accurately provided for due to higher-than-expected cost increases, changes in legislation, unidentified factors, or other factors out of our control. If we fail to comply with environmental laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of noncompliance and may order us to cease operations. We may also suffer from negative publicity and reputational damage as a result of such non-compliance. In addition, if any third party suffers any loss as a result of our emissions, release of hazardous substances, our improper handling of minerals or other waste products, or our non-compliance with environmental laws and regulations, such third parties may seek damages from us.

With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could be subject to further environmental related responsibilities and associated liability. Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, an increase in capital expenditure, and a heightened degree of responsibility for companies and their directors and employees.

Future changes to environmental laws and regulations may also require us to install new equipment or otherwise change operations or incur costs in order to comply with any such change in laws or regulations. We cannot assure you that we will be able to comply with all environmental laws and regulations at all times as such laws and regulations are evolving and tend to become more stringent. Therefore, if governments in areas where we operate impose more stringent laws and regulations in the future, we will have to incur additional, potentially substantial costs and expenses in order to comply, which may negatively affect our results of operations.

We are subject to complex laws and regulations, which could have a material adverse effect on our operations and financial results.

As a business with international reach, we are subject to complex laws and regulations, including investment screening laws, in jurisdictions in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

New legislation may require different operating methodologies or additional capital or operating expense to satisfy new rules and regulations. Changes in environmental and climate laws or regulations could lead to new or additional investment in manufacturing designs, could subject us to additional costs and restrictions, including increased energy and raw materials costs, and could increase environmental compliance expenditures.

We may be subject to review and enforcement actions under domestic and foreign laws that screen investments and to other national-security-related laws and regulations. In certain jurisdictions, these legal and regulatory requirements may be more stringent than in the United States and may impact mining companies more specifically. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.

Existing and future laws and regulations governing issues involving climate change, and public sentiment regarding climate change, could result in increased operating costs or otherwise impact our operations, which could have a material adverse effect on our business.

A number of governments or governmental bodies, including the European Union, have introduced or are contemplating regulatory changes in response to the possible impact of climate change. Laws, treaties, international agreements, and increased regulation or disclosure requirements regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such laws and regulations. It is uncertain if or when compliance with these laws and regulations will be mandated, as certain regulations, including those in the United States and the European Union, are being withdrawn, scaled back, or otherwise modified. These regulations may impose meaningful costs and demand significant attention from management, all of which could affect our business and our results of operations. Any future climate change laws and regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

At this time, we cannot predict with any certainty how such future laws and regulations will affect our financial condition, operating performance or ability to compete. Furthermore, even without such laws and regulation, increased awareness and any adverse publicity in the global marketplace about possible impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations, if any, are highly uncertain and, if present, would be particular to the geographic circumstances in areas in which we operate. Nevertheless, these impacts could adversely impact the cost, production and financial performance of our operations.

Risks Related to the Ownership of Our Securities

Future sales and issuances of our Ordinary Shares could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to pursue our growth plan. To raise capital, we may sell our Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell our Ordinary Shares, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences, and privileges senior to existing holders of our Ordinary Shares.

Issuances of Ordinary Shares pursuant to the Promissory Note may result in substantial dilution to our shareholders and may have a negative impact on the market price of our Ordinary Shares.

The Company may, in its discretion, make payments under the Promissory Note in Ordinary Shares, with such Ordinary Shares issued at a price equal to the lesser of (i) 95% of the closing price on Nasdaq of the Ordinary Shares on the Trading Day immediately preceding the applicable payment date and (ii) the arithmetic average of the Daily VWAP for the five (5) Trading Days ending on the Trading Day immediately preceding the applicable payment date. The issuance of any Ordinary Shares pursuant to the terms of the Promissory Note will dilute our shareholders and may negatively impact the trading price of our Ordinary Shares. Since the issue price of the Ordinary Shares issued under the Promissory Note is subject to the then-current market value of the shares, a greater number of Ordinary Shares may be issued if the trading price of our Ordinary Shares decreases.

Future resales of a substantial number of our Ordinary Shares, or the perception in the market that the holders of a large number of Ordinary Shares intend to sell shares, could reduce the market price of our Ordinary Shares.

As of the date of this prospectus, we had 53,677,429 Ordinary Shares and 18,576,712 Warrants issued and outstanding. We previously filed a registration statement that became effective on July 22, 2025 and registered the offer and sale from time by certain selling securityholders of up to 87,548,686 Ordinary Shares (including 18,576,712 Ordinary Shares underlying Warrants) for so long as that registration statement is available for use. The registration statement of which this prospectus forms a part relates to offer and sale from time to time by the Selling Shareholder of an additional 1,750,000 Ordinary Shares that may be issued under the Promissory Note.

The resale, or perception in the market of a resale, of a substantial number of Ordinary Shares in the public market could adversely affect the market price for our Ordinary Shares and make it more difficult for you to sell your Ordinary Shares at times and prices that you feel are appropriate. Resales of our securities pursuant to effective registration statements may continue for an extended period of time, the precise duration of which cannot be predicted. In addition, registration rights we may grant in the future, including in the ordinary course of the Company’s business, may further depress market prices if these registration rights are exercised or Ordinary Shares are sold under the registration statements, the presence of additional shares trading in the public market may also adversely affect the market price of our Ordinary Shares.

Sales of our Ordinary Shares upon the expected expiration of resale restrictions could encourage short selling which could negatively impact the price of our Ordinary Shares.

Pursuant to the Registration Rights and Lock-up Agreement, certain shareholders, including the SelliBen Trust and entities controlled by our executive officers, which collectively held approximately 44,999,296 Ordinary Shares outstanding as of the Closing of the Business Combination, agreed to certain restrictions on transfer for a period of up to 12 months, subject to certain exceptions. See “Business — Our History — Registration Rights and Lock-up Agreement” for additional information. Sales of Ordinary Shares upon the expected expiration of resale restrictions could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Ordinary Shares could have a tendency to depress the price of Ordinary Shares, which could further increase the potential for short sales.

Our Warrants are currently exercisable for Ordinary Shares, which increases the number of Ordinary Shares eligible for future resale in the public market and may result in dilution to our shareholders.

Our Warrants to purchase an aggregate of up to 18,576,712 Ordinary Shares are currently exercisable in accordance with the terms of the Warrant Agreement. The exercise price of the Warrants is $11.50 per share (subject to adjustment pursuant to the Warrant Agreement). To the extent Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the existing holders of Ordinary Shares and increase the number of Ordinary Shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Ordinary Shares. However, there is no guarantee that the Warrants will ever be “in the money” while they are exercisable and/or prior to their expiration, which is the earlier of their redemption and five years after the Closing Date, and as such, the Warrants may expire worthless. For more information on our warrants, including conditions to their exercisability, please see “Description of Securities — Warrants.”

The Company will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

The Company recently completed the Business Combination and listed its Ordinary Shares and Warrants on Nasdaq. As a result, it will incur significant legal, accounting, and other expenses that it did not incur as a private company, and these expenses may increase after the Company is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, the Company is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC. The Company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, the Company expects these rules and regulations to substantially increase its legal and financial compliance costs as compared to before it was a public company and to make some activities more time consuming and costly. The impact of these requirements could also make it more difficult for the Company to attract and retain qualified persons to serve on its board of directors or as executive officers.

The Company’s management has limited experience in operating a Nasdaq-listed public company.

The Company’s executive officers have limited experience in the management of a publicly traded company that is listed on a U.S. stock exchange and subject to SEC reporting obligations. The Company’s management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Company. The Company may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices, or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “NAMM” and “NAMMW,” respectively. If Nasdaq delists our securities from trading on its exchange for failure to meet the listing standards, we and our shareholders could face significant negative consequences. The consequences of failing to meet the listing requirements include:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for our securities;

•        a determination that the Ordinary Shares are a “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The SelliBen Trust owns the majority of our issued and outstanding Ordinary Shares and has the right to appoint a majority of the members of the Company Board and its interests may conflict with those of our other shareholders, which may have the effect of delaying or preventing a change in control.

Upon the Closing of the Business Combination, the SelliBen Trust owned approximately 63.7% of the Ordinary Shares outstanding, representing a majority of our outstanding voting securities, and is entitled to appoint the majority of the members of the Company Board. As a result, the SelliBen Trust is able to substantially influence matters requiring our shareholder or board approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of Ordinary Shares will be able to affect the way we are managed or the direction of our business. The interests of the SelliBen Trust with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders and may, for example, have the effect of delaying or preventing a change in control.

The Company is a “controlled company” under Nasdaq rules and able to rely on exemptions from certain corporate governance requirements that could adversely affect the Company’s shareholders.

The SelliBen Trust controls approximately 63.7% of Ordinary Shares. Therefore, the Company qualifies as a “controlled company” under the Nasdaq rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled companies under the Nasdaq rules in the future, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

The Company has the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date we send the notice of such redemption to the Warrant holders. If the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

In addition, the Company has the ability to redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of our Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their Warrants prior to redemption for a number of Ordinary Shares determined based on the redemption date and the fair market value of our Ordinary Shares. The value received upon exercise of the Warrants (1) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Warrants, including because the number of Ordinary Shares received is capped at 0.361 shares of Ordinary Shares per Warrant (subject to adjustment) irrespective of the remaining life of the Warrants.

We have no obligation to notify holders of the Warrants that they have become eligible for redemption. However, pursuant to the Warrant Agreement, in the event we decide to redeem the Warrants, a notice of redemption shall be mailed by us by first class mail, postage prepaid, not less than 30 days prior to the date fixed for redemption to the registered holders of the Warrants to be redeemed at their last addresses as they appear on the warrant register. Any notice mailed in such manner shall be conclusively presumed to have been duly given. In addition, beneficial owners of the Warrants will be notified of such redemption by our posting of the redemption notice to DTC.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with our company.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York and (ii) we irrevocably submit to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our Warrants will be deemed to have notice of and to have consented to the forum provisions in the agreement. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our Warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”) and (y) having service of process made upon such Warrant holder in any such enforcement action by service upon such Warrant holder’s counsel in the foreign action as agent for such Warrant holder.

This exclusive forum provision may limit a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company and may limit a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and may result in increased costs to bring a claim, which may further limit Warrant holders’ ability to bring a claim and discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, and such costs could materially and adversely affect our business, financial condition and results of operations and could result in a diversion of the time and resources of our management and the Company Board.

We do not intend to pay cash dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

The Company Board has discretion as to whether to distribute dividends. Even if our board of directors intends to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by the Company from subsidiaries, the Company’s financial condition, contractual restrictions, and other factors deemed relevant by the Company Board. Accordingly, you may need to rely on sales of your Ordinary Shares after price appreciation, which may never occur, as the only way to realize any gains on your investment.

We are a holding company. Our only significant asset is our ownership of 100% of the securities of Greenstone, and we will accordingly be dependent on distributions from Greenstone and its subsidiaries to meet our financial obligations and to pay dividends, if any.

The Company has no direct operations and no significant assets other than the ownership of 100% of the securities of Greenstone. We are, therefore, dependent on payments, dividends, and distributions from our subsidiaries to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and any debt obligations, and to pay any dividends with respect to our Ordinary Shares. Applicable law and contractual restrictions, including in agreements governing the current or future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of such subsidiaries, may limit our ability to obtain cash from its subsidiaries. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries and joint ventures make with respect to our equity interests in those subsidiaries. In the event that the Company Board and our shareholders were to approve a sale of all of our direct and indirect interests in Greenstone, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

Our Second Amended and Restated Memorandum and Articles of Association contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Company Organizational Documents contain provisions to limit the ability of others to acquire control of the Company or cause the Company to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their Ordinary Shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Company in a tender offer or proxy contest, merger, or similar transaction. For example, the Company Board will be classified into three classes of directors, and as a result, in most circumstances, a person can gain control of the Company Board only by successfully engaging in a proxy contest at two or more shareholder meetings. Additionally, our board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue shares with preferences, including in regard to distribution, voting, return of capital, or otherwise, any or all of which may be greater than the powers and rights associated with our Ordinary Shares. Shares could be issued with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If the Company Board decides to issue shares with preferences, the price of Ordinary Shares may fall and the voting and other rights of the holders of Ordinary Shares may be materially and adversely affected.

If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control.

If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•        actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•        changes in the market’s expectations about our operating results;

•        success of competitors;

•        the price of gold;

•        our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to us;

•        changes in laws and regulations affecting our business;

•        our ability to meet compliance requirements;

•        commencement of, or involvement in, litigation involving us;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of our Ordinary Shares available for public sale;

•        any major change in our board of directors or management;

•        sales of substantial amounts of Ordinary Shares by our directors, executive officers or significant stockholders or the perception that such sales could occur;

•        the volume of our Ordinary Shares available for public sale, including as a result of the expiration of the transfer restrictions in the Registration Rights and Lock-up Agreement pursuant to the terms thereof; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Ordinary Shares adversely, then the price and trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our Ordinary Share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Ordinary Shares to decline.

Investor perceptions of risks in developing countries or emerging markets, including in Zimbabwe and the DRC, could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries, such as us.

Emerging markets, including Zimbabwe and the DRC, are generally subject to greater risks, including legal, regulatory, economic, and political risks, than more developed markets, including the potential for outbreak of hostilities among nations or militant groups that could impact our assets and operations. There may also be unpredictability with respect to court judgments, including in cases involving the local government. Accordingly, investors should exercise particular care in evaluating the risks involved and should consider whether, in light of these risks, investing in the shares of a company whose assets and operations are based in an emerging market is appropriate. Economic crises or political hostilities in one or more such countries may reduce overall investor appetite for securities of issuers operating in developing countries generally, even for such issuers that operate outside the regions directly affected by the crises. Past economic crises in developing countries have often resulted in significant outflows of international capital and caused issuers operating in developing countries to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.

Thus, even if the economies of the countries in which we operate remain relatively stable, financial or political turmoil in any developing market country could have an adverse effect on our business, financial condition, results of operations, prospects, or liquidity.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, identify additional material weaknesses in the future, or otherwise fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to the Closing, we were a private company with limited accounting personnel resources. Furthermore, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

While we and our independent registered public accounting firm did not and were not required to perform an audit of our internal control over financial reporting, in connection with the audit of Greenstone’s consolidated financial statements included elsewhere in this prospectus, we identified control deficiencies that constituted material weaknesses. The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.” The material weaknesses identified include: (i) the lack of formal processes and controls and lack of IFRS technical expertise related to accounting matters requiring significant judgment, estimates, and oversight of third party specialists, including the evaluation of asset impairment, review, and accounting for resource and reserve reports, and oversight of specialist review of annual rehabilitation, and (ii) the lack of formal financial close procedures and controls related to the timely and accurate preparation of financial reports and related disclosures.

We are undertaking measures to remediate the material weaknesses identified above by implementing detailed and documented policies and procedures across all business units and intend on hiring additional qualified accounting and reporting personnel with the technical experience to provide us with expertise in IFRS Accounting Standards and SEC reporting requirements. We plan on establishing an internal audit function as well as additional control testing and monitoring procedures that will be reviewed by both internal audit and management. Furthermore, in an effort to improve our financial closing policies and procedures for the preparation of consolidated financial statements and disclosure notes in accordance with IFRS and relevant SEC financial reporting requirements, we intend to undertake the following remediation initiatives over the next 12 to 24 months: (i) implement IFRS accounting, tax compliance, and financial reporting training programs for our accounting and finance personnel; and (ii) formalize and standardize the financial reporting control procedures and policy manuals to improve the quality and accuracy of the period end financial closing processes.

Although we plan to complete our planned remediation as quickly as possible, we are unable, at this time, to estimate how long it will take. We can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate our identified material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we are listed, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations, and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

We may not be able to timely and effectively implement internal controls and procedures required by Section 404 of the Sarbanes-Oxley Act.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management and operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

After we are no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We may be required to take write-downs or write-offs, or we may be subject to restructuring, impairment, or other charges that could have a significant negative effect on our financial condition, results of operations, or the price of our Ordinary Shares, which could cause you to lose some or all of your investment.

Factors outside of our control may, at any time, arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and therefore not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

We could be subject to securities class action litigation.

In the past, securities class action lawsuits have often been filed against companies after the market price of their securities has declined. If we were to face such a lawsuit, it could result in significant costs and require diversion of management’s attention and resources, which could adversely affect our business.

We are an “emerging growth company” within the meaning of the Securities Act and the Exchange Act, and as we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, our securities may be less attractive to investors and more difficult to compare our performance to the performance of other public companies.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies and may continue to do so for as long as we continue to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and (b) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our shareholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Red Rock’s IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than that required of U.S. public companies. This may limit the information available to holders of our Ordinary Shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of our Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of our Ordinary Shares may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to interim financial statements and certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, which we intend to rely on, our shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject us to U.S. GAAP reporting requirements which may be difficult to comply with.

As a “foreign private issuer,” we are not required to comply with the same level of periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations as U.S. domestic issuers. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made on June 30, 2026.

In the future, we could lose our foreign private issuer status if a majority of our voting securities are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information. We also may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. Also, if we lose our foreign private issuer status, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq, and other regulators, among other materially adverse consequences.

Your ability to protect your rights through U.S. courts may be limited as we are incorporated under the law of the Cayman Islands. We conduct substantially all of our operations, and half of our directors and executive officers reside, outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the Company Organizational Documents, the Cayman Islands Companies Act (As Revised), and the common law of the Cayman Islands. Substantially all of our assets are located outside the United States. Three of our officers and directors reside outside the United States and a portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands could render you unable to enforce a judgment obtained in the United States courts against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests because we are incorporated under Cayman Islands law.

The rights of shareholders to take action against our directors, actions by our minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than a company’s memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the Company Organizational Documents to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We have been advised by Appleby (Cayman) Ltd., our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. We currently do not choose to follow home country practice with respect to corporate governance matters; however, we may choose to do so in the future. See “Management — Foreign Private Issuer Exemption.”

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors, or controlling shareholders than they would as shareholders of a company incorporated in the United States.

Cayman Islands economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Cayman Economic Substance Act”) in January 2019. We will be required to comply with the Cayman Economic Substance Act and related regulations and guidelines. As we are a Cayman Islands exempted company, compliance obligations will include filing annual notifications, in which we will need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act and the filing of an annual return with the Department of International Tax Co-Operation. We may need to allocate additional resources and make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

Tax Risk Factors

The Company may be subject to Zimbabwean capital gains tax as a result of the Business Combination and Greenstone’s acquisition of BMC.

Effective January 1, 2024, amendments to Zimbabwe’s Capital Gains Tax Act (Chapter 23:01) went into effect and provide for a capital gains tax of up to 20% on direct and indirect transfers of mining title. The statute provides that the tax may apply to both domestic and foreign entities, even if the applicable offshore entity is not a tax resident of Zimbabwe and regardless of whether the transaction occurs offshore of Zimbabwe. The new capital gains tax also has a lookback period of ten years prior to January 1, 2024.

Judicial interpretations of the capital gains tax are not currently available and the implications of such amendments and potential enforcement of such remain unclear. We are evaluating the amendments and considering the potential impact on the Company as a result of the Business Combination and the previous transaction by which Greenstone obtained its interest in BMC, the holding company of our mining assets. If the new capital gains tax were to apply to such transactions, it could have a material adverse effect on our business and financial condition.

Tax matters and changes in tax laws could materially and adversely affect our business, results of operations, or financial condition.

The Company will have commercial operations in Zimbabwe and will therefore be subject to income taxes in Zimbabwe. As its commercial footprint expands, the Company may also in the future become subject to income taxes in other jurisdictions. The Company’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income, changes in the Company’s operating results before taxes, the unavailability, reduction or elimination of tax incentives, and the outcome of income tax audits in Zimbabwe or other jurisdictions. The Company will regularly assess all of these matters to determine the adequacy of its tax liabilities. Due to the complexity of multinational tax obligations and filings, the Company may have a heightened risk related to audits or examinations by national and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations, including transfer pricing adjustments, could subject the Company to additional income tax expenses and materially and adversely affect the Company’s business, results of operations, or financial condition.

If the Company is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

For U.S. federal income tax purposes, the Company will generally be a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Internal Revenue Code for any taxable year in which, either (i) at least 75% of our gross income consists of passive income or (ii) at least 50% of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Whether the Company is a PFIC for any taxable year is a fact-intensive inquiry that depends, in part, upon the composition and classification of the Company’s income and assets from time to time. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. Accordingly, there can no assurance that the Company will not be a PFIC for its taxable year that includes the date of the SPAC Merger or any future taxable year.

If the Company is or becomes a PFIC for any taxable year (or portion thereof) during which a U.S. holder (as defined in “Material U.S. Federal Income Tax Considerations”) holds Ordinary Shares or Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends, and (iii) compliance with certain reporting requirements. The Company does not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should the Company be classified as a PFIC.

Please see “U.S. Federal Income Tax Considerations — Ownership and Disposition of Ordinary Shares and Warrants — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to the Company’s potential PFIC status. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Ordinary Shares or Warrants.

If a U.S. person is treated as owning at least 10% of the stock of the Company, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the stock of the Company, such person may be treated as a “United States shareholder” with respect to each of the Company and its direct and indirect subsidiaries (the “Company Group”) that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders on any day during the taxable year of such non-U.S. corporation. If the Company Group includes one or more U.S. subsidiaries, certain of the Company’s non-U.S. subsidiaries could be treated as CFCs regardless of whether the Company is treated as a CFC. Immediately following the consummation of the Business Combination, the Company Group included a U.S. subsidiary.

If the Company or any of its non-U.S. subsidiaries is a CFC, 10% “United States shareholders” will be subject to adverse income inclusion and reporting requirements with respect to such CFC. No assurance can be provided that the Company will assist holders in determining whether it or any of its non-U.S. subsidiaries is treated as a CFC or whether any holder is treated as a United States shareholder with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax payment obligations with respect to such CFCs.

USE OF PROCEEDS

We are registering the resale of the Resale Shares covered by this prospectus pursuant to the registration rights that we have granted to the Selling Shareholder in the Promissory Note. The Selling Shareholder will receive all net proceeds from the secondary offering of the Resale Shares that may be issued to it. Therefore, we will not receive any net proceeds from such secondary offering and our total capitalization will not be impacted by such net proceeds received by the Selling Shareholder.

The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, and fees and expenses of our counsel and our independent registered public accounting firm. See “Plan of Distribution.”

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the cash and cash equivalents and capitalization of the Company on an unaudited consolidated basis as of June 30, 2025. As we will not receive any proceeds from the resale of the Resale Shares sold by the Selling Shareholder, no change is disclosed on a pro forma basis to reflect sales of Ordinary Shares pursuant to this prospectus.

Investors should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited consolidated financial statements of Namib Minerals, including the notes thereto, included elsewhere in this prospectus for more information. Our historical results do not necessarily indicate our expected results for any future period.

(USD in thousands)	As of June 30, 2025
Cash and cash equivalents, net	$320

Debt:
Borrowings	1,304
Borrowings for long-term portion	2,238
Total indebtedness	$3,542

Equity:
Ordinary Shares	5
Share premium	(110,345)
Shareholders’ deficit	(42,826)
Total shareholder’s equity	(153,166)
Total capitalization	$(148,614)

DIVIDEND POLICY

The Company has not paid any cash dividends on its equity securities to date. The payment of cash dividends by the Company in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition. The Company Board will consider whether or not to institute a dividend policy. It is presently intended that the Company will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Company Board will declare dividends in the foreseeable future. No assurance can be made that dividends will be declared, or the timing thereof. Such decision remains within the Company Board’s discretion, subject to applicable legal, financial, and contractual requirements.

BUSINESS

Overview

Our mission is to become a leading Pan-African multi-asset mining platform for precious and critical metals, particularly gold, and to create safe, sustainable, and profitable mining operations for our employees, our communities, and our shareholders.

We are an established gold producer with an attractive portfolio of three high-grade, low-cost gold mines in Zimbabwe, Africa. Our extensive track record of owning and operating gold mines spans over two decades, and our strategic footprint consists of one producing gold mine and two historically producing gold mines that we are currently positioning to restart operations. Our How Mine is an established, high-grade, underground gold mine with a strong track record of operations having produced an aggregate of approximately 1.83Moz of gold from 1941 through June 30, 2025. The How Mine also has a history of consistently operating within budget with one of the lowest production cost profiles amongst its publicly reporting peers. Our other principal assets, the Mazowe Mine and the Redwing Mine, are historically producing gold mines with significant mineral resources. These assets provide us with an identified pathway to operate as a multi-asset gold producer in Africa, as preparatory work is currently underway to restart operations at both mines. As of December 31, 2023, in the aggregate (exclusive of reserves) our measured and indicated gold resources totaled 1.6Moz at a grade of 3.92g/t Au and our inferred gold resources totaled 2.43Moz. In 2024, we produced 36.7koz of gold and generated $85.9 million of revenue, representing 8% and 32% growth, respectively, over the prior year with positive cash flow and positive comprehensive income for the year. During the first 6 months of 2025, we produced 12.7koz of gold and generated $36.4 million of revenue, representing declines of 35% and 13%, respectively, over the same period the prior year. We also have significant development potential in the Democratic Republic of Congo (“DRC”) to unlock critical battery metals in the region. In the DRC, an established mining jurisdiction for these metals, we have an interest in 13 exploration permits, which includes six initial drilling holes with identified copper and cobalt potential. See “— Our Competitive Strengths — Pathway to multi-asset gold production” for more information on these permits.

The table below sets forth our consolidated gold Mineral Resources and Mineral Reserves as of December 31, 2023. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 89.5%, 88.0%, and 90.0% with respect to each of the How Mine, Mazowe Mine, and Redwing Mine, respectively. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and ore loss modifying factors, assuming a gold metallurgical recovery of 89.5%.

Mineral Resources and Mineral Reserves Summary

	Tonnage (Kt)	Grade (g/t)	Gold (Koz)
Proved	390	2.35	29
Probable	450	2.42	35
Subtotal Underground Reserves	840	2.39	64
Dumps	820	0.88	23
Total Reserves	1,650	1.66	88
Measured& Indicated	12,890	3.92	1,626
Inferred (Underground)	21,130	3.57	2,425
Inferred (Surface)	11,070	0.60	213

We believe our portfolio of gold mining assets positions us for continued growth as one of Zimbabwe’s leading gold producers. We believe that our strong free cash flow generation from our current operations at the How Mine will assist in facilitating new project development across all of our mining assets and allow us to pursue additional exploration initiatives. We are currently investing in a shaft sinking development project and milling plant expansion at the How Mine, with operation anticipated to commence in the third quarter 2026. We also believe the historical track record of production at the Mazowe Mine and the Redwing Mine, combined with our operational experience at these mines and in Zimbabwe, position us to restart production more efficiently.

Our gold mines include:

•        How Mine:    The How Mine is one of the most historically prolific gold mines in Zimbabwe having produced approximately 1.83Moz from 1941 through June 30, 2025. The How Mine operates at a relatively shallow depth which we believe helps make our operations inherently safer and more efficient. We have a processing facility in place at the How Mine that can support a milling capacity of approximately 475ktpa. As we continually seek to explore growth opportunities at the How Mine, we are currently in the process of implementing a development project, primarily consisting of processing plant capacity and power upgrades, which is anticipated to increase milled tonnage capacity. Running concurrently with this project, we are developing Life-of-mine (“LOM”) extension projects of exploration and shaft sinking on the downdip of the How Mine, which is anticipated to allow for the extraction of resources below our current operating depth. In addition to the strong asset quality at the How Mine, the operations are also safe and sustainable, having achieved recertification on all three International Organization for Standardization (“ISO”) based management systems during the year ended December 31, 2024. As of December 31, 2023, the How Mine had 1.7Mt of total reserves, 2.07Mt of total measured and indicated resources, and 13.08Mt of inferred resources on a tonnage basis, representing 88koz of gold reserves, 147koz of total measured and indicated gold resources, and 395koz of inferred gold resources, respectively.

•        Mazowe Mine:    The Mazowe Mine is one of the oldest mines in Zimbabwe, with exploration and development dating back to 1890. In August 2018, the Mazowe Mine was placed into care and maintenance, which means processes and conditions on a closed mine site where there is potential to recommence operations at a later date, due to economic challenges, natural events including flooding, and milling capacity constraints. As of 2023, the Mazowe Mine had produced approximately 1.36Moz. The Mazowe Mine still has significant production potential with 1.17Mt of total measured and indicated gold resources and 3.29Mt of inferred gold resources on a tonnage basis, representing 291koz of total measured and indicated gold resources and 915koz of inferred gold resources, respectively, as of December 31, 2023. In order to unlock this resource potential, we have begun preparatory work to restart operations at the Mazowe Mine. We believe the Mazowe Mine boasts one of the highest ore grades among our publicly reporting peers at 7.77g/t Au for total measured and indicated gold resources, and 8.65g/t Au for inferred gold resources. Our strategic exploration and expansion of measured, indicated, and inferred resources at the Mazowe Mine is expected to require the construction and development of plant, surface infrastructure, and a Tailing Storage Facility (“TSF”) as well as underground development and mine dewatering operations. Assuming we obtain the required capital resources, we expect that the strategic exploration and expansion could be completed in a 24- to 30-month period following receipt of project financing. See “— Mineral Resources and Mineral Reserve Summary Disclosure — Mazowe Mine — Plans to Recommence Operations” for more information on the restart of the Mazowe Mine.

•        Redwing Mine:    The Redwing Mine is the largest mine in our portfolio and is located 20km North-Northeast of Mutare, Zimbabwe. In April 2019, the Redwing Mine was also placed into care and maintenance due to economic challenges and milling capacity constraints. As of December 31, 2023, the Redwing Mine had 9.65Mt of total measured and indicated gold resources and 15.83Mt of inferred gold resources on a tonnage basis, representing 1.19Moz of measured and indicated gold resources and 1.33Moz of inferred gold resources, respectively. In order to unlock this mineral resource potential, we have begun preparatory work to restart operations at the Redwing Mine. In addition to the existing estimated gold resources, we believe there is significant upside potential, subject to further geological investigation. Our strategic exploration and expansion of measured, indicated, and inferred resources at the Redwing Mine is expected to require the construction and development of plant, mine shallow, sink shaft, and TSF as well as underground development and mine dewatering operations. Assuming we obtain the required capital resources, we expect that the strategic exploration and expansion could be completed in a 24- to 30-month period following receipt of project financing. See “— Mineral Resources and Mineral Reserve Summary Disclosure — Redwing Mine — Plans to Recommence Operations” for more information on the restart of the Redwing Mine.

Our portfolio of assets benefits from the critical importance of gold mining to the economic health and prospects of Zimbabwe. According to the 2023 Annual Report of the Chamber of Mines of Zimbabwe (“COMZ”), gold output in Zimbabwe reached a record high of 37.3 tonnes in 2022, up from 31.5 tonnes in 2021, and was 32.4 tonnes in 2023. The country’s topography and geological characteristics provide several attractive mining belts with potential for further discoveries, evidenced by over 4,000 documented gold deposits according to the Zimbabwe Investment Development Agency. Mining is a significant part of Zimbabwe’s economy, accounting for 80% of exports, 19% of government revenues, and 14% of national income, according to the COMZ’s 2024 Mining Industry Prospects Report. We believe that a combination of these factors provides strong tailwinds for the current and future importance of gold mining to the Zimbabwean economy. Overall, we believe that the legislative environment is very supportive of mining and development. For example, in May 2023, Zimbabwe passed the Responsible Mining Initiative to combat illegal mining and removed the historical indigenization rule, which required 51% local investor ownership, thus making the country more attractive for foreign direct investment (“FDI”). Additionally, the Mines and Minerals Act provides for the establishment of a Special Mining Lease (“SML”), allowing for the direct export of gold and increased exposure to the U.S. dollar. We intend to pursue SMLs for our Mazowe Mine and Redwing Mine in part to reduce our risk exposure to local currency dynamics, including inflation.

As a long-term gold mining operator in Zimbabwe, we are committed to the sustainable development of our projects by deeply embedding environmental, social, and governance (“ESG”) criteria in our decision-making framework from the earliest stages of project exploration and development. We have historically been committed to analyzing and improving working conditions for our employees through our Safety, Health, Environment, and Quality (SHEQ) Initiative. This comprehensive program encompasses an environmental management system, an occupational health and safety system, and a quality management system, all geared towards realizing our vision of fostering a “zero-harm environment.” The How Mine operates under the SHEQ systems and complies with ISO standards (14001, 9001 and 45001) for environmental responsibility, quality, and occupational health and safety, illustrating our dedication to safety and compliance, and we plan to adopt similar systems at the Redwing Mine and the Mazowe Mine. In addition to our adherence to strict safety standards, we also prioritize sustainably operating in the Zimbabwean gold mining industry with a collective growth mission to generate community development. Community development and a “safety-first” approach to doing business are core tenants of our operational focus.

Industry Overview and Market Opportunity

The Gold Industry

Gold is typically mined from gold-bearing deposits using various methods, including underground mining, open-pit mining, placer mining, and heap leaching. The choice of mining method depends on factors such as location, deposit size, grade, and economic considerations.

Gold has long been prized for its role as a strategic financial investment. Its value can hold steady or even rise during economic turmoil, making it a valuable tool for diversification. The gold market is highly liquid, with consistent trading liquidity that allows for efficient buying and selling of the asset on international exchanges, as well as direct purchases between industry participants. Historically, gold prices have shown a strong upward trend, with an increase of nearly 8% per annum in U.S. dollars since 1971, according to the World Gold Council. The price of gold closed at $3,237.61/oz on April 11, 2025, which is approximately 36% higher on a year-over-year basis and represented an all-time high.

Recent Gold Prices

Source: Gold prices as reported by S&P.

Total demand for gold continues to be bolstered by central banks. In addition to central bank purchases, gold demand is also bolstered by the asset’s use in jewelry, electronics, and other industrial end-market applications. Gold, with strong conductivity properties, is critical for many electrical applications. The recent rise in the demand for artificial intelligence (“AI”) computing power and the associated electronics required have played an increasingly relevant role in the gold markets, with demand for gold from the technology sector increasing 12% in the quarter ending December 31, 2023 on a year-over-year basis, according to the World Gold Council. As of March 31, 2024, the largest end-market uses for gold consisted of jewelry (49%), bars and coins (28%), central banks, electronically traded funds and other institutions (16%), and technology & electronics (7%), according to the World Gold Council.

Source: Data sourced from World Gold Council.

On the supply side, gold mining output historically has not kept pace with the increased levels of demand as increasingly sophisticated techniques are needed to extract the ever-dwindling accessible global reserves. Mined gold output, which was comprised of approximately 74% of total gold supply declined 2% to 931 tonnes during the three months ended December 31, 2023, according to the World Gold Council.

Gold Demand Summary

Source: Data sourced from World Gold Council.

Gold Mining in Zimbabwe

Zimbabwe is a highly prolific gold producer. According to the COMZ 2023 Annual Report, gold output in Zimbabwe reached a record high of 37.3 tonnes in 2022, up from 31.5 tonnes in 2021, and was 32.4 tonnes in 2023. The country’s topography and geological characteristics provide several attractive mining belts with potential for further discoveries, evidenced by over 4,000 documented mineral deposits according to the Zimbabwe Investment Development Agency. Beyond gold, Zimbabwe has other key active mining resources including copper, lithium, nickel, coal, and platinum. Mining is a significant part of Zimbabwe’s economy, accounting for 80% of exports, 19% of government revenues, and 14% of national income, according to the COMZ’s 2024 Mining Industry Prospects Report. The country’s mining industry is characterized by professionally run mines with low costs of production and resilient infrastructure, including extensive road and railway networks. In addition, government incentives have driven the adoption of solar power, providing access to a sustainable energy supply that is cost effective, and specialized mining training programs in Zimbabwe provide ready access to a skilled labor force. We believe that a combination of these factors provides strong tailwinds for the current and future importance of gold mining to the Zimbabwean economy. Overall, we believe that the legislative environment is very supportive of mining and development. For example, in May 2023, Zimbabwe passed the Responsible Mining Initiative to combat illegal mining and removed the historical indigenization rule, which required 51% local investor ownership, thus making the country more attractive for FDI. Additionally, the Mines and Minerals Act provides for the establishment of a SML, allowing for the direct export of gold and increased exposure to the U.S. dollar. We believe the use of SMLs will propel the development of the sector in Zimbabwe by allowing gold miners to avoid financial implications of dealing in local market currencies. We intend to pursue SMLs for our Mazowe Mine and Redwing Mine in part to reduce our risk exposure to local currency dynamics, including inflation.

The Copper and Cobalt Industry

Copper and cobalt are increasingly viewed as strategic investments crucial for the clean energy transition. Their value is tied to their critical role in technologies like electric vehicles and renewable energy infrastructure. Copper has highly conductive properties which are essential to building the electronics required for clean energy developments, driving significant demand for the metal. According to a May 2024 report by the International Energy Agency, copper demand is projected to eclipse 36 million tonnes by 2040, representing an increase of over 40% from 2023. As a result, copper prices have experienced a significant increase in pricing, having recently reached a near-record high of nearly $11,000 per tonne in May 2024.

Historical Copper Prices

Source: Copper prices as reported by S&P. Chart represents the USD Grade A cash copper spot price per tonne on London Metal Exchange.

Similar to copper, cobalt is an essential metal for the electrification of vehicles, with demand consistently rising over the past few years as the electric vehicle market has accelerated. Cobalt’s unique properties make it essential for lithium-ion batteries that power electric vehicles and energy storage systems. Cobalt demand is forecasted to grow 14% in 2024, reaching 226kt and building on growth of 10% year-over-year in 2023, according to Benchmark Mineral Intelligence. Cobalt reserves are primarily concentrated in a few geographical regions, such as the DRC, and, unlike copper, cobalt is primarily a byproduct of other mining operations, introducing additional complexities to direct access to these resources. Overall, the markets for both copper and cobalt are highly liquid, ensuring efficient trade execution. The confluence of rising demand and limited geographic availability of the resources makes copper and cobalt integral considerations for the clean energy market.

Our Competitive Strengths

We believe that our high-quality asset base and differentiated approach to becoming a leading multi-asset and multi-jurisdiction mining platform in Africa distinguishes us from our peers and creates a unique opportunity for growth and value creation. Our competitive strengths include:

Significant resource base with substantial, high-grade mineral resources.    The foundation of our business is our portfolio of gold mines and our substantial and attractive resource base. On a consolidated basis, at December 31, 2023, we had 1.7Mt of total reserves, 12.9Mt of total measured and indicated gold resources, and 32.2Mt of inferred gold resources on a tonnage basis, representing 88koz of gold reserves, 1.6Moz of measured and indicated gold resources, and 2.4Moz of inferred gold resources, respectively. This total resource base, including reserves, consists of high-grade gold, with 1.66g/t Au for gold reserves and an average of 3.92g/t Au for total measured and indicated resources as of December 31, 2023. The quality of these facilitates greater recovery rates and allow us to produce gold at significantly lower costs compared to lower grade resources. Our existing resource base is well positioned to provide further exploration upside as we have already identified multiple additional targets down-shaft and on surface to increase reserves.

Established gold producer with low-cost base driving strong margins.    We are an established African gold producer with a long operating history in Zimbabwe. Since its inception in 1941, the How Mine has produced approximately 1.83Moz of gold. Of this production, 0.9Moz was produced since the 2002 takeover by BMC, including approximately 37koz in 2024. The relatively shallow nature of the resources and the minerology of the ore (free milling) resulted in the How Mine operating at one of the lowest C1 Costs amongst its publicly reporting peers. Complementing these cost efficiencies is our ability to conduct our operations primarily in U.S. dollars, which further enhances our cost profile and mitigates potential risks relating to local market currency dynamics, including inflation.

Well positioned to capitalize on strong and improving gold fundamentals.    Gold has long been prized for its role as a strategic financial investment. Its value can hold steady or even rise during economic turmoil, making it a valuable tool for diversification. Historically, gold prices have shown a strong upward trend, with an increase of nearly 8% per annum in USD since 1971, according to the World Gold Council. The gold market is highly liquid, with consistent trading liquidity that allows for efficient buying and selling of the asset on international exchanges, as well as direct purchases between industry participants. Demand for gold continues to be bolstered by central banks, uses in jewelry and electronics, and other industrial end-market applications including technology products with strong exposure to trends in artificial intelligence. We believe we currently represent a highly attractive opportunity for investors to gain exposure to a primary gold company with attractive gold mining and reserves assets.

Pathway to multi-asset gold production.    In addition to the strong financial profile of the How Mine, we have two additional historically gold-producing mines, the Mazowe Mine and the Redwing Mine, with preparatory work to restart operations underway to return them to production.

•        Mazowe Mine.    The Mazowe Mine has significant production potential with 1.17Mt of total measured and indicated mineral resources and 3.29Mt of inferred mineral resources on a tonnage basis, representing 291koz of measured and indicated gold resources and 915koz of inferred gold resources, respectively, as of December 31, 2023, and has a domestic water supply in place and power linked to the national grid. The Mazowe Mine will require additional capital expenditures to return to production, and, assuming we obtained the required capital resources, we expect the restart could be completed in a 24- to 30-month period upon receipt of financing. See “— Mineral Resources and Mineral Reserve Summary Disclosure — Mazowe Mine — Plans to Recommence Operations” for more information on the restart of the Mazowe Mine.

•        Redwing Mine.    The Redwing Mine has measured and indicated resources of 1.19Moz at 3.8g/t Au and inferred resources of 1.33Moz at 2.61g/t Au, as of December 31, 2023, and like the Mazowe Mine, the Redwing Mine is supplied with domestic water and is linked to the national power grid. The Redwing Mine will require additional capital expenditures to return to production, and, assuming we obtained the required capital resources, we expect the restart could be completed in a 24- to 30-month period upon receipt of financing. See “— Mineral Resources and Mineral Reserve Summary Disclosure — Redwing Mine — Plans to Recommence Operations” for more information on the restart of the Redwing Mine.

In addition to our core gold assets, we also have significant development potential in the DRC to unlock battery metals, particularly copper and cobalt, in the region. We have an interest in 13 exploration permits in the DRC, which includes six initial drilling holes with identified copper and cobalt potential. We believe identifying and mining significant battery metals will enable us to become a leading multi-asset, multi-jurisdiction mining enterprise. Our interest in the permits is governed by a Memorandum of Understanding, dated as of February 7, 2024, with two counterparties (the “DRC MOU”). The counterparties own the exploration permits. Pursuant to the DRC MOU, the counterparties have granted us the right to assist in assessing the value of such permits, and upon such valuation, we and the counterparties have agreed to form a joint venture to which the permits will be transferred, with each party to hold an indirect economic interest through such joint venture in any future mining activity pursuant to the permits. The valuation process is not complete and thus the joint venture has not yet been formed pursuant to the DRC MOU. The counterparties holding the exploration permits are beginning the process of converting certain of the permits into exploitation permits, which will, among other things, extend the term of such permit from five years to 25 years. Our current focus is on completing the valuation process, including the related exploration and feasibility studies, with a target of eventually developing the assets to full-scale operations over the next four to five years, which timeline is subject to a number of assumptions, risks and uncertainties, including the successful and timely completion of the exploration and asset valuation, joint venture negotiation and formation, successful conversion of the exploration permits into exploitation permits in accordance with applicable law, project financing, and commercial development, many of which are beyond our control and subject to change.

Below are maps showing the land area covered by the 13 exploration permits. The top map shows such land area, or claims, within the DRC as a whole, and the bottom map shows a more detailed view of such claims.

DRC TENEMENTS
1500000E
2000000E
2500000E
3000000E
3500000E
500000N
0N
500000S
1000000S
1500000S
N
Lubudi
Bunkeya
Mutshatsha
Likasi
Lubumbashi
KEY
..............Claims
..............DRC
CRS .... WGS 84 / Pseudo - Mercator
Scale 1 : 10 000 000
250 0 250 500 km

1100000S
1200000S
1300000S
N
14338
14336
14314
14313
14379
14334
15043
14339
14340
14404
14333
14565
14335
Likasi
Lubumbashi
Scale 1 : 1 500 000
...............Claims
25 0 25 50 km
2800000E
2900000E
3000000E
3100000E

Areas covered by seven of the exploration permits have prospects for copper and cobalt, with one such area having undergone geochemical sampling and drilling and the rest of the areas having undergone greenfield exploration activity. Areas covered by two of the permits have prospects for copper, lead, and zinc, and areas covered by four of the permits have prospects for copper, silver, and tin, with each such area having undergone greenfield exploration activity. If the joint venture is formed pursuant to the DRC MOU, the parties intend to undertake geochemical surveying and mapping of the areas having undergone greenfield exploration activity, and intend to undertake induced polarization and electromagnetic geophysics measures and further drilling at the area having undergone geochemical sampling and drilling.

Strong commitment to our people, our communities, and the environment.    As a long-term gold mining operator in Zimbabwe, we are committed to the sustainable development of our projects by deeply embedding ESG criteria in our decision-making framework from the earliest stages of project exploration and development. We have historically been committed to analyzing and improving working conditions for our employees through our Safety, Health, Environment, and Quality (SHEQ) Initiative. This comprehensive program encompasses an environmental management system, an occupational health and safety system, and a quality management system, all geared towards realizing our vision of fostering a “zero-harm environment.” The How Mine operates under the SHEQ systems and complies with ISO standards (14001, 9001 and 45001) for environmental responsibility, quality, and occupational health and safety, and we plan to adopt similar systems at the Redwing Mine and the Mazowe Mine. In addition, our hazardous waste management protocols comply with international protocols (Stockholm Convention) to minimize waste and promote recycling, while our biodiversity and climate change policies are designed to maximize the protection of wildlife, rehabilitation of disturbed areas, and monitoring of emissions (aligned with UN conventions). We believe that our detailed safety plan has positioned us as an industry leader in terms of safety standards. In addition to our adherence to strict safety standards, we also prioritize sustainably operating in the Zimbabwean gold mining industry with a collective growth mission to generate community development. For example:

•        Healthcare:    We have provided free medical services to local surrounding communities and have donated medical equipment and funds for the renovation of local hospitals;

•        Education:    We have promoted STEM education through investments in local high schools and the Zimbabwe School of Mines; and

•        Rapid response force:    We have established an emergency response team to respond to surrounding communities’ calls.

Community development and improvement and a “safety-first” approach to doing business are engrained in our culture and are core tenants of our operational focus.

Experienced team with a proven track record in mining and operating in Zimbabwe.    We have an experienced management team with a track record of successfully identifying and developing mineral discoveries, having operated in Zimbabwe for more than 20 years. Our Chief Executive Officer and Director, and our former Chief Mining Engineer, Ibrahima Tall, has over 18 years of experience in West African mining. Mr. Tall leads our management team, which has over 45 years of combined experience in the mining sector, including expertise in exploration, development, and operational areas. Tulani Sikwila is our Chief Financial Officer and Director and has over 20 years of operational, accounting, and finance expertise in the mining industry. Mr. Sikwila commenced his career at Ernst & Young in 2001 and is a chartered accountant.

Our Growth Strategies

We believe we can achieve our goal of becoming a leading Pan-African multi-asset mining platform for precious and critical metals by executing the following strategies:

Strategically expand our gold production capacity in a capital efficient manner.    We continually seek to increase the life of our current mining operations through efficient expenditures on effective and de-risked mining development initiatives. By leveraging our geological understanding and extensive familiarity and knowledge of our deposits, we believe we can identify and delineate new mineral reserves and mineral resources more deliberately and less speculatively. In order to optimize our gold production and grow our free cash flow, we undertake continuous exploration and development to replace the mineral reserves that we mine so we can maintain and grow our reserve base over time. For example, our future development strategy for the How Mine is focused on expanding the production capacity in carefully planned and designed stages to maximize results while managing capital requirements. For our Mazowe Mine and Redwing Mine, we have a competitive advantage because we are able to rely on historical production knowledge and data to strategically design our restart initiative. We are working to complete a prefeasibility study for both mines, and our goal is to complete the dewatering, mine design, facility upgrades, and equipping of the Mazowe Mine and the Redwing Mine within 24 – 30 months of raising the requisite capital to fund these projects. The Company is undertaking preparations for dewatering at both the Redwing Mine and the Mazowe Mine and expects these activities to be completed at both mines by early 2026, based on current estimates. See “— Mineral Resources and Mineral Reserve Summary Disclosure — Mazowe Mine — Plans to Recommence Operations” and “— Mineral Resources and Mineral Reserve Summary Disclosure — Redwing Mine — Plans to Recommence Operations” for more information on the restart of the Mazowe Mine and Redwing Mine. Assuming we successfully complete our development and exploration projects within anticipated timeframes, then, subject to meeting budgetary and financing goals (including a focus on cost control), restarting our operations at Redwing Mine and Mazowe Mine, and gold prices remaining consistent with or increasing over current levels, we anticipate being able to improve our financial performance during fiscal year 2026. We also expect to realize substantial increases in our total resource base over the next 18 to 24 months through a combination of conversion, optimization, and targeted exploration. There can be no assurance, however, that such improvements or increase will be attainable, in whole or in part. Our ability to execute our restart strategy in respect of the Redwing Mine and the Mazowe Mine may be influenced by a variety of factors associated with the mining sector, including but not limited to obtaining the necessary financing, we encounter unexpected issues or delays in the dewatering and other pre-operational activities required to restart the two mines, or we are impacted by unexpected local or global events beyond our control.

Drive additional cost efficiencies in our mining operations.    While we have already achieved favorable cost advantages relative to our peers, we have identified additional opportunities that we expect to reduce our ongoing operating costs over time while simultaneously reducing our carbon footprint. More specifically, we intend to focus on mine development and production rate increases, productivity increases, fixed cost management initiatives, and operational stability and efficiency through new energy sources. At the How Mine, we believe we can further improve our C1 Costs by:

•        Negotiating attractive long-term contracts for solar power integration;

•        Migrating the power source toward an Independent Supplying Group;

•        Installing capacitors to better manage volatile energy costs; and

•        Drilling boreholes for potable water to reduce the consumption of high-cost water.

We intend to leverage our expertise and long history of mining exploration and production experience to implement operational improvements and continue to identify and evaluate new opportunities to achieve our objectives and long-term goals.

Continue to drive safe and sustainable operations for our employees, our communities and our shareholders.    Our safety-first and community development approaches to doing business will remain a core tenet of our operational focus and business strategy. We are committed to continually improving working conditions for our employees through Safety, Health, Environment, and Quality (SHEQ) Initiatives, which are designed to help us realize our vision of a “zero-harm environment.” We also plan to be a leading participant of the African mining industry in increasing the sustainability of our operations through our collective growth mission to further community development. Our commitment to investing in medical services, local education, and a rapid response force to emergency calls all play critical roles in fostering symbiotic relationships with the communities in which we operate. We believe that continuing to focus on our people, communities and the environment will position us to attract the best local talent and ensure that we have efficient, stable, and long-term operations that continually elevate the people around our operations and where they live.

Pursue attractive mining opportunities for copper and cobalt.    Fueled by the global push for clean energy, demand for copper, cobalt, and other battery metals is experiencing significant growth according to a May 2024 report by the International Energy Agency. We plan to focus on developing our significant potential in the DRC to unlock critical battery metals in the region. We have begun exploration work at 13 permitted sites located near the Haut Katanga and Lualaba Provinces in the DRC, spanning a total area of 205km. Initial drilling has encountered copper mineralization in intervals up to 3.28% Cu within 150m of the surface. We believe that our mining expertise and our extensive experience operating in Africa will allow us to efficiently pursue our expansion strategy in the DRC and capitalize on this large and growing market opportunity. See “— Our Competitive Strengths — Pathway to multi-asset gold production” for more information on these permits.

Opportunistically acquire, develop, and operate complementary mining assets.    We continuously analyze new opportunities to expand our portfolio of mining assets. Our senior management team has a demonstrated track record of identifying and acquiring high-quality mining assets at attractive valuations. We believe that our assets and those that we seek to acquire are geologically and logistically advantaged based on their ore grade and access to consistent power supply and qualified local labor. Once acquired, we have demonstrated success in the prompt exploration and permitting of new mines and the building of long-lived resources through targeted development. We intend to continue to pursue similar opportunities within the gold industry as well as copper, cobalt and other battery metals that would be strategic and complementary to our existing high-quality portfolio of gold mines in Africa.

Our History

The legal name of the Company is “Namib Minerals.” The Company was incorporated under the laws of the Cayman Islands on May 27, 2024. As part of the Business Combination, the Company acquired Greenstone which holds all of the Company’s assets, and prior to that the Company had no operating activity. In June 2024, in connection with the execution of the Business Combination Agreement, Greenstone acquired from Metallon and one of its affiliates 100% of the outstanding shares of BMC and the interests in 13 exploration permits in the DRC. BMC owns all of the interests in How Mining Company, the Mazowe Mining Company, and the Redwing Mining Company. Prior to June 2024, Greenstone had no operating activity. BMC and our predecessor companies acquired the How Mine, the Mazowe Mine, and the Redwing Mine in 2002. By 2007 we had grown to become one of the largest gold producers in Zimbabwe with a peak production capacity of approximately 92kozpa. In 2008, significant inflation in Zimbabwe led to an economic downturn and production halt, at which time we placed all of our mines into care and maintenance. By 2009, we began recommencement of mining operations and by 2013 production had nearly doubled from 2010 levels. In 2018 and 2019, the Mazowe Mine and the Redwing Mine, respectively, were again placed again into care and maintenance due to an unattractive economic profile caused in part by implications of Zimbabwean monetary policy. Currently, preparatory work is underway to recommence operations at the Mazowe Mine and the Redwing Mine.

Business Combination

On June 5, 2025 (the “Closing Date”), the Company, Red Rock, SPAC Merger Sub, Greenstone Merger Sub, and Greenstone consummated (the “Closing”) the previously announced Business Combination. In accordance with terms of the Business Combination Agreement:

•        Greenstone Merger Sub merged with and into Greenstone (the “Greenstone Merger”), with Greenstone being the surviving entity of the Greenstone Merger and becoming a wholly-owned subsidiary of the Company;

•        immediately following the Greenstone Merger, SPAC Merger Sub merged with and into Red Rock (the “SPAC Merger”), with Red Rock being the surviving entity of the SPAC Merger and becoming a wholly-owned subsidiary of the Company;

•        (a) each issued and outstanding share of common stock of Red Rock, par value $0.0001 per share, was cancelled in exchange for the right to receive one Ordinary Share, and (b) each outstanding warrant of Red Rock exercisable for one share of Class A common stock of Red Rock, par value $0.0001 per share, became a Warrant of the Company exercisable for one Ordinary Share on the same terms and conditions; and

•        the ordinary shares in the capital of Greenstone, par value $1.00 per share, that were issued and outstanding were exchanged for an aggregate of 48,869,960 Ordinary Shares.

On June 6, 2025, the Ordinary Shares and Warrants began trading on Nasdaq under the symbols “NAMM” and “NAMMW,” respectively.

Registration Rights and Lock-up Agreement

On the Closing Date and in connection with the Business Combination, the Company, the Initial Shareholders and certain Former Greenstone Shareholders, consisting of the SelliBen Trust, Mzilikazi Godfrey Khumalo (“Khumalo”) and entities controlled by our executive officers (collectively, the “Holders”) entered into the Registration Rights and Lock-up Agreement pursuant to which, among other things, the Company granted the Holders customary demand and piggyback registration rights. In addition, the Holders, other than Khumalo, agreed not to transfer for a period of 12 months after the Closing any registrable securities in the Company acquired by such person in connection with the Business Combination (such equity, “Lock-up Shares”), subject to certain exceptions, including the transfer of the Sponsor Warrants (and the Ordinary Shares underlying such Warrants), the Polar Shares, and 800,000 Ordinary Shares initially held by the SPAC Sponsor, provided that (x) 50% of the Lock-up Shares will be released on such date on which the last reported sale price of the Ordinary Shares equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; and (y) the other 50% of the Lock-up Shares will be released on the date on which the last reported sale price of the Ordinary Shares equals or exceeds $15.00 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date.

Of the issued and outstanding Ordinary Shares, 44,999,296 are subject to the transfer restrictions contained the Registration Rights and Lock-up Agreement. The transfer restrictions of the Registration Rights and Lock-up Agreement do not apply to, among other exceptions, the securities held by Khumalo, the Polar Shares, transfers of the Sponsor Warrants (including any Ordinary Shares issuable upon the exercise of any such warrant), and transfers of an aggregate of 800,000 Ordinary Shares initially held by the SPAC Sponsor at Closing. A copy of the Registration Rights and Lock-up Agreement has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Earnout Shares

The Business Combination Agreement provides that, during the Company Earnout Period, the Company is obligated to issue, in addition to the Ordinary Shares issued at the Closing, up to 30.0 million Ordinary Shares to the Former Greenstone Shareholders, including the SelliBen Trust, Khumalo and entities controlled by our executive officers, upon and subject to the achievement of the following milestones:

(i)     1.0 million Ordinary Shares, when the Company delivers a bankable feasibility study for the Mazowe Mine;

(ii)    4.0 million Ordinary Shares, if the Mazowe Mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting);

(iii)   1.0 million Ordinary Shares, when the Company delivers a bankable feasibility study for the Redwing Mine;

(iv)   4.0 million Ordinary Shares, if the Redwing Mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting); and

(v)    10.0 million Ordinary Shares, if the net present value of certain exploration projects in the DRC, as identified in a bankable feasibility study, is greater than or equal to $1.0 billion, with an additional 10.0 million shares if such net present value is greater than or equal to $2.0 billion.

Upon the occurrence of a change of control (as defined in the Business Combination Agreement) of the Company during the Company Earnout Period, then all milestones described above will be deemed to have been satisfied and all Earnout Shares that have not been previously issued will be issued to the Former Greenstone Shareholders effective as of immediately prior to the consummation of such change of control. A copy of the Business Combination Agreement has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

MINERAL RESOURCE AND MINERAL RESERVE SUMMARY DISCLOSURE

On October 31, 2018, the SEC adopted Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K 1300”) along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for the first fiscal year beginning on or after January 1, 2022. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending December 31, 2023. This disclosure should be read in conjunction with the Technical Report Summaries of the How Mine, the Mazowe Mine, and the Redwing Mine, filed herewith as Exhibits 96.1, 96.2, and 96.3, respectively.

Mineral Resources and Mineral Reserves are estimates that contain inherent risk and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with the Company’s mining properties, see “Risk Factors — Risks Related to Our Business, Operations and Industry — Our Mineral Resource and Mineral Reserve estimates may be materially different from mineral quantities we may ultimately recover, our life-of-mine estimates may prove inaccurate, and changes in operating and capital costs may render mineral resources uneconomic to mine” and “Risk Factors — Risks Related to Our Business, Operations and Industry — Our ability to replenish Mineral Reserves is subject to uncertainty and risks inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities as well as competition within the industry for exploration, development, and operational projects which meet our investment criteria.”

The Company’s operations include three mines within Zimbabwe as assets owned by three indirect subsidiaries: the How Mining Company owns the How Mine; the Mazowe Mining Company owns the Mazowe Mine; and the Redwing Mining Company owns the Redwing Mine. The principal activities of each of the subsidiaries include the exploration, development, and operation of precious metals mineral assets within each of the mines.

Combined, these account for measured and indicated gold Mineral Resources (exclusive of Mineral Reserves) of 1.63Moz, inferred gold Mineral Resources (exclusive of Mineral Reserves) of 2.43Moz, and Mineral Reserves of 88koz at December 31, 2023.

Locations of Properties

Maps showing the location of individual properties as well as infrastructure and licenses are shown in “Mineral Resource and Mineral Reserve Individual Property Disclosure” below.

Overview of Mining Properties and Operations

The following table sets out the aggregate production of the Company’s mining operations for the years ended December 31, 2023, 2022 and 2021. The table excludes production during those years from Mazowe Mine and Redwing Mine related to artisanal mining or shallow surface workings within 30 meters of the surface, as such production is not derived from the stated Mineral Resource and is regarded as non-material by the Company management. See “Risk Factors — Risks Related to Our Business, Operations and Industry — Theft of the mineral concentrate, final metals, and production inputs may occur. These activities are difficult to control, can disrupt our business and can expose us to liability” for additional information.

	Fiscal year ended December 31,
Gold production	2023	2022	2021
Tonnes milled (kt)	450	379	364
Ounces produced (koz)	34	27	30

See “— Mineral Resource and Mineral Reserve Individual Property Disclosure” for more information on the location of the properties; the type and amount of ownership interests; the identity of the operators; titles, mineral rights, leases or options and acreage involved; the stages of the properties (exploration, development or production); key permit conditions; mine types and mineralization styles; and processing plants and other available facilities.

Methodology

Mineral Resources

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of an Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling, and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling, and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated or an Inferred Mineral Resource. It may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve.

Mineral Resource Estimation

To meet the requirements of the Southern African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (“SAMREC (2016)”) that this solid material reported as a Mineral Resource should have “reasonable and realistic prospects for eventual economic extraction,” the Company has determined an appropriate cut-off grade which has been applied to the quantified mineralized body according to a process incorporating a long-term view on future economic modifying factors. In applying this process, the Company uses a gold price of U.S. $2,700 per ounce (reflecting a 50% increase over the three-year trailing average of $1,800 per ounce) to derive a cut-off grade to determine the Mineral Resources at the How Mine and U.S. $2,340 per ounce (reflecting a 30% increase over the three-year trailing average of $1,800 per ounce) to derive a cut-off grade to determine the Mineral Resources at the Mazowe Mine and the Redwing Mine. The QPs deem the use of either of these price assumptions as good practice in the calculation of Mineral Resource cut-off grades. However, the QPs associate the increased price assumption with the How Mine since they view it as having a longer time horizon. As support, the QPs observe that the How Mine is an active mining operation with longer term prospects for price improvements, has potential for further resource definition, has potential for process recovery improvement, and experiences a negligible impact from the resulting lower COG on its underground Mineral Resource.

The estimation of Mineral Resources is based on geoscientific knowledge and borehole and sampling data, with input from the Company’s managers, geologists, and geostatistical staff. All sampling done is subject to quality assurance and quality control, as prescribed by SAMREC (2016), to ensure data quality and accuracy. Each mine’s Mineral Resource is categorized — based on similarities in geology, facies, grade, and structure, the orebody is divided into geozones. It is then blocked-out and ascribed an estimated value. A computerized geostatistical estimation process is used at all our mines.

Conversion of Mineral Resources to Mineral Reserves

To define that portion of a Measured and Indicated Mineral Resource that can be converted to a Proven and Probable Mineral Reserve, the Company applies the concept of a cut-off grade. At its mines, this is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized.

Mineral Reserves represent that portion of the Measured and Indicated Mineral Resources above the cut-off grade in the LOM plan and are estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. At the How Mine, the reported Mineral Reserves are accessible from existing infrastructure and/or infrastructure that is in the process of being developed.

A range of disciplines, including geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management, and environmental management, are involved at each mine in the LOM planning process and the conversion of Mineral Resources into Mineral Reserves.

The modifying factors that are used to convert Mineral Resources to Mineral Reserves are stated for the How Mine. While there are some differences between the definitions pursuant to SAMREC (2016) and Regulation S-K 1300, only the Mineral Reserves as at December 31, 2023 that qualify as Mineral Reserves for purposes of Regulation S-K 1300 are presented in the tables below.

Mineral Reserve Estimation

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

A prefeasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open-pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A prefeasibility study is at a lower confidence level than a feasibility study.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.

For the reporting of Mineral Reserves the following parameters were applied:

•        a gold price of US$1,850 per ounce; and

•        an exchange rate of 13.30 ZiG per U.S. dollar.

Mineral Resources (exclusive of Mineral Reserves)

As at December 31, 2023, the Company had aggregate attributable Measured and Indicated Resources (exclusive of Mineral Reserves) of approximately 1,626koz of gold. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 89.5%, 88.0%, and 90.0% with respect to each of the How Mine, Mazowe Mine, and Redwing Mine, respectively.

	Tonnes (Mt)	Au Grade (g/t)	Au Metal (koz)
How Mine
Measured Resources	0.41	2.51	33
Indicated Resources	1.66	2.14	114
Total Measured and Indicated	2.07	2.21	147
Inferred Resources	2.01	2.82	182
Inferred Resources (Sands (Tailings))	11.07	0.60	213
Mazowe Mine
Measured Resources	0.26	9.01	75
Indicated Resources	0.91	7.45	217
Total Measured and Indicated	1.17	7.77	291
Inferred Resources	3.29	8.65	915
Redwing Mine
Measured Resources	1.45	2.92	136
Indicated Resources	8.20	3.99	1,052
Total Measured and Indicated	9.65	3.83	1,188
Inferred Resources	15.83	2.61	1,328

Mineral Reserves

As at December 31, 2023, the Company had aggregate attributable Proven and Probable Mineral Reserves of approximately 88koz of gold. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and ore loss modifying factors, assuming a gold metallurgical recovery of 89.5%.

	Tonnes (kt)	Au Grade (g/t)	Au Metal (koz)
How Mine
Underground Proven Reserves	390	2.35	29
Underground Probable Reserves	450	2.42	35
Underground Total	840	2.39	64
Surface Probable Reserves	820	0.88	23
Total	1,650	1.66	88

MINERAL RESOURCE AND MINERAL RESERVE INDIVIDUAL PROPERTY DISCLOSURE

How Mine

Property Description

The How Mine is located in the Matabeleland South Province, Zimbabwe, approximately 30 kilometers (km) southeast of the city of Bulawayo (latitude 20°18’S and longitude 28°46’E), in the Bulawayo Mining District of Zimbabwe. The How Mine is classified as a production stage property.

The How Mine is situated within the Mining Lease (“ML”) 28 tenement (“ML 28”), which has a surface area of 2,408 hectares (“ha”). The How Mining Company, which is a wholly owned subsidiary of Bulawayo Mining Company (UK) Limited (“BMC UK”), which is a wholly owned subsidiary of BMC, currently holds ML 28.

The following graphic illustrates the location of the How Mine and its proximity to major infrastructure.

300000E
450000E
600000E
750000E
900000E
1050000E
1200000E
8200000N
8000000N
7800000N
7600000N
N
Mazowe Mine
Harare
Redwing Mine
Mutare
Bulawayo
How Mine
How Mine
BMC Mines
Zimbabwe
Arc 1950 / UTM zone 35S
0
100
200 km

There are no known significant encumbrances to the How Mine that would impact the current Mineral Resources or Mineral Reserves.

Operational Infrastructure

The How Mine is serviced by its own dedicated processing facilities and accompanying infrastructure.

The How Mine is accessible via a sealed road from Bulawayo, which is in good condition. The principal raw materials used in the mining operations are fuel, electricity, and water. The regional infrastructure includes access to a national power supply grid and water supply by way of dams and water bores. The mine has completed upgrading the on-site fuel pump station to a holding capacity of 35,000 liters.

At the How Mine, we have installed a series of shafts, with hoists, through which personnel and material may access the mine from the surface. The How Mine is served by two vertical shafts from surface (the North and the Main shafts) and one internal shaft. The North Shaft is devoted to hoisting ore from underground. The Main Shaft is used for transporting personnel and material. The How Mine advises that there is no need to define minimum mining widths given the wide mineralized zones. Production is derived from open stoping, development, and pillar recovery where possible. Ore hoisted from the North Shaft is processed at the mine’s carbon-in-plant (“CIP”) plant. Electricity is supplied from the national grid through Springs and Criterion lines, operated by Zimbabwe Electricity Supply Authority (“ZESA”).

Currently, the How Mine is concluding phase 2 of the shaft sinking project which will allow mining between the 32 Level and 30 Level. Thereafter, we intend to sink the How Mine to the 38 Level. We have also installed an HP300 cone crusher, making the crushing plant a two-stage crushing circuit, with the intention to increase capacity while being energy efficient. A surface conveyor from shaft bin to plant was also installed to remove locomotive conveyance of ore from shaft bin to plan.

The existing process facility at the How Mine has a record of successful operation. Plant and equipment has been in use for several years but is in good physical condition. A continuous capital replacement program is in place through annual sustaining capital expenditure budgets to replace old equipment. We also have in place a comprehensive maintenance program, supported by an inventory of critical spare equipment to facilitate uninterrupted production. The net book value of property, plants, and equipment at How Mine at June 30, 2024 is $35,769,715.

Geology

The How Mine is located in the Umzingwane Formation of the Bulawayo Greenstone Belt. The lithological units characteristic of the Umzingwane Formation include clastic metasediments, fine-grained tuffaceous rocks, banded shales and siltstones, ferruginous cherts or Banded Iron Formation (“BIF”) and rhyodacites and andesitic lavas. This assemblage has been subjected to metamorphism of lower greenschist facies.

The surface footprint of the mineral rights owned by the Company at the How Mine covers an area of 2,408ha. Isolated cases of illegal gold mining activities have been reported along some streams and historical workings located within the ML. The majority of artisanal mining activity is concentrated along the Mzingwane River, on the southern margins of the ML area.

History

The How Mine draws on over 60 years of exploration field activities and previous studies. The How Mine claims were first pegged as a greenfields discovery in July 1941. Since 1970, the mine has operated continuously and is one of the largest gold producers in the Matabeleland region.

Mineral Tenure

Access to the mine site and to the ore, as well as mining exploration and exploitation works, are authorized by the applicable mining legislation and How Mining Company’s title and mining rights. Other required permits and authorizations (e.g., environmental, building, etc.) are applied for by How Mining Company in accordance with the applicable legislation.

The How Mining Company, a wholly owned subsidiary of BMC UK, which is a wholly owned subsidiary of BMC, holds ML 28. The area covered by ML 28 has a surface area of 2,408 ha. ML 28 is renewed annually, and the current certificate is valid until August 17, 2024.

A summary of the status of environmental permits and licenses issued as at December 31, 2023, related to the How Mine is presented in the table below.

Reference No.	Permit/License	Issued by	Date Granted	Validity
0000010445	Waste Disposal – Slimes Dam 5	Environmental Management Agency	03/19/2024	12/31/2024
0000010444	Effluent Disposal Sewage Treatment plant	Environmental Management Agency	03/19/2024	12/31/2024
HW16/GEN 8000097469	Hazardous waste generation licence	Environmental Management Agency	05/29/2024	05/29/2025
0000010446	Solid waste disposal licence – Decommissioned Tailings Dump	Environmental Management Agency	03/19/2024	12/31/2024
0000010443	Air Emissions licence – Clinic Incinerator	Environmental Management Agency	03/19/2024	12/31/2024
0000010441	Air emissions licence (Assay Laboratory)	Environmental Management Agency	03/19/2024	12/31/2024
0000010442	Air Emissions licence – Mine Generator	Environmental Management Agency	03/19/2024	12/31/2024
0000019735	Transportation of hazardous substances	Environmental Management Agency	05/29/2024	05/29/2025

Reference No.	Permit/License	Issued by	Date Granted	Validity
0000019733	Hazardous Substances – Storage and Use	Environmental Management Agency	05/29/2024	05/29/2025
80000085127	Environmental impact assessment – exploration, mining and processing	Environmental Management Agency	06/21/24	06/20/25
8000098882	Environmental impact assessment – Exploration and Mining – Three castles	Environmental Management Agency	2010/2022	10/19/24
80000118812	Environmental impact assessment – Exploration and Mining – Bulawayo south	Environmental Management Agency	05/30/2023	05/30/2025
000080	To purchase, acquire and possess explosives	Chief Inspector of explosives	07/07/20	06/30/25
000657,000658 and 0006659	Storage of explosives	Chief Inspector of explosives	07/07/20	06/30/25
NA	One hour re-entry	Chief Inspector of explosives	07/31/23	06/01/24
M00603 M01489	Surface Water Abstraction permit	ZINWA	11/29/19	04/14/24
979851 – 7A	Firearms Certificates File No 59673.	Central Firearms Registry	12/01/20	12/01/24
NA	Health Professions Authority (Clinic premises)	Health Professions Authority	02/22/2024	12/31/2024
NA	Medical Doctor’s Practicing certificate	Medical and Dental Practitioners Council of Zimbabwe	01/06/2024	12/31/2024
103P0034	License For Premises (Industrial Clinic)	Medicine control Authority of Zimbabwe	10/29/2023	09/30/2024
C010022	License For Persons	Medicine control Authority of Zimbabwe	08/25/23	09/30/2024
8000332711	How Mine Club Liquor Licence	Liquor Board	07/01/2024	07/01/2025
TBA	How Mine Club Kitchen	Mzingwane Rural District Council	07/01/2024	07/01/2025
8000332715	How Mine Beerhall Liquor Licence	Liquor Board	07/01/2024	07/01/2025
200135654	Tax Clearance	ZIMRA	05/06/2024	12/31/2024
	Import Licence	ZIMRA	12/25/2023	12/24/2024
ML28	How Mine Lease	Ministry of Mines	08/17/2023	08/17/2024

Mining Method

The How Mine is an underground rail mine in active operation using narrow vein underground techniques.

Shafts are used to access the relatively steeply dipping orebody on approximately 30-meter level intervals. Sublevels are developed on approximately 10- to 12-meter intervals and mined on retreat by adopting underhand/long-hole open stoping methods using sub-level breaking into a common slot. Broken ore is collected in draw-points or boxes. Cone levels (extraction draw cones) are developed to 8 to 10 meters above haulage drives, and sub-levels are developed above the cone drives at approximately 10- to 12-meter intervals. Drilling and blasting is conducted by retreating from a central slot to rib pillars or other demarcated points by downhole (underhand) and uphole (overhand) drilling.

Mineral Processing

The existing process facility at the How Mine has a record of successful operation and the QP expects that the current program of refurbishment and capital upgrades will facilitate escalation of plant throughput.

Metallurgical operations at the How Mine are carried out in a run-of-mine to handle a throughput of 40.5kt per month. Processing of ore retrieved from the How Mine includes crushing, grinding, thickening, soaking, draining, neutralizing, eluting and treatment with acids to extract gold.

Qualified Persons

Information in the How Mine Technical Report Summary has been prepared under the supervision of the WSP QPs. Neither WSP nor the QPs are insiders, associates, or affiliates of the Company or any of its subsidiaries. The results of the technical review by the QPs are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings. Information regarding the QPs’ qualifications, affiliations, dates of personal inspection of the How Mine, and areas of responsibility is summarized in the table below.

QP	Qualifications/Affiliation	Date of Personal Inspection	Areas of Responsibility
Aaron Radonich	Fellow AusIMM, PGCert Geostatistics, BSc (Hons.), BSc	May 2024	Sections 1.1, 1.2, 1.3, 1.4, 1.7, 1.8.1, 2, 3, 4, 5, 6, 7, 8, 9.1, 11, 20, 21, 22,1, 23.1, 24 and 25.
Allan Blair	FAusIMM, MBA, BSc, BAppSc Mining Engineering	May 2024	Mineral Reserves, Sections 1.5, 1.6, 12 – 19, 22.2, 23.2.

Exploration

Exploration at the How Mine is based on detailed geological mapping that established the following sequence from southwest to northeast: talc-chlorite schist, laminated black shale, silicate facies BIF, tuffaceous units, and siltstone. The occurrence of felsic porphyry intrusions, and mafic dykes in historical quarries is also expressed in underground exposures. This shows that the mineralization channel locally transgresses lithological boundaries and is therefore not strictly strata-bound.

Channel sampling, diamond drilling, and sludge drilling samples were used for the purposes of geological modelling and Mineral Resource estimation.

Diamond drill core is logged and sampled at a nominal one-meter interval, depending on geology. Samples are taken to at least five meters beyond the geologically defined mineralization boundary in all drill holes. Core recovery averages over 98%.

Sludge drilling was formerly used for resource evaluation purposes. Sludge drill holes were sampled on one-meter intervals. Historical sludge drilling results remain in the resource database for orebodies on or above the 20 Level. Sludge drilling has been phased out entirely due to questionable reliability. All evaluation below the 20 Level is based on diamond core, and channel sampling only.

The QP considers the data collected including method of collection and storage to be appropriate for the preparation of geological models and Mineral Resources estimates, and that the data has been considered during resource classification.

Exploration

From 2012 to 2023, exploration holes were drilled, of which all hole collars were machine surveyed and downhole surveys were completed for determination of dip and azimuth deviations. Until the end of 2024, our exploration plan for the How Mine includes deep drilling from the 30 Level drilling platforms to a depth at the 40 Level, targeting certain orebodies and potential resources in the footwall, at a cost of approximately $2.4 million. In connection therewith, by the end of 2025, we plan to land two underground drilling rigs and one surface drilling rig at the How Mine. From 2025 through to 2029, we intend to undertake further exploration drilling, at a cost of approximately $12.9 million per year.

Mineral Resource Estimate

The relevant QPs are satisfied that there has been sufficient orebody knowledge work completed to support reasonable prospects for economic extraction at the How Mine from a Mineral Resources perspective.

The Mineral Resources estimate, as of December 31, 2023, has been defined, classified, and reported by the How Mining Company according to the guiding principles and minimum standards set out in SAMREC (2016). Based upon the analysis by WSP, there are no material differences between SAMREC (2016) and Regulation S-K 1300 requirements for the reporting of Mineral Resources.

The total estimated measured and indicated Mineral Resource (exclusive of Mineral Reserves) is approximately 2.07Mt at 2.21g/t Au, for approximately 147koz of gold, and the estimated inferred Mineral Resource (exclusive of Mineral Reserves) is approximately 13.08Moz at 0.94g/t Au, for approximately 395koz of gold. These are conservative estimates due to the use of a COG of 1.4g/t. Classification of blocks into relevant groupings was completed following standard procedures as defined and recommended in the SAMREC (2016). The stoping pay-limit defines the lower grade cut-off that is used in the process. Blocks possessing a tonnage of less than 5.0 kt and blocks possessing a grade less than 1.40g/t Au not interfering with the mining sequence (all Mineral Resource categories) were excluded from the December 31, 2023 Mineral Resource estimate. Blocks assumed to have collapsed, as well as blocks assumed to have been affected by a rib pillar failure in November 2016 (all Mineral Resource categories), were excluded from the December 31, 2023 Mineral Resource estimate.

The COGs were calculated from an assumed Au price of US$2,700 per oz (reflecting a 50% increase over the three-year trailing average of $1,800 per ounce). WSP deem it good practice to calculate Mineral Resource COGs using the three-year trailing average Au price +30 or +50%.

Parameter	Mineral Resources	Tailings
COG (g/t)	1.0	0.6
Gold Price	$2,700/oz	$2,700/oz

Evaluation data collection includes diamond drilling, channel sampling, and sludge drilling.

The following table presents the underground Mineral Resources (exclusive of Mineral Reserves) reported as at December 31, 2023 and 2022. This is a conservative estimate due to the use of an Au COG of 1.4 g/t. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 89.5%.

	Fiscal Year Ended December 31,
	2023			2022
Mineral Resource Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Measured	405	2.51	33	438	2.72	38
Indicated	1,661	2.14	114	186	2.15	13
Total Measured and Indicated	2,066	2.22	147	624	2.55	51
Inferred	13,079	0.94	395	3,254	2.71	283

____________

Notes:     kt = thousand tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

It should be noted that the underground and surface Mineral Resources estimate for the How Mine is reported exclusive of Mineral Reserves. The Mineral Resources presented in this Section are not Mineral Reserves, and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve. All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

Mineral Reserve Estimate

The Mineral Reserves have been defined, classified, and reported by the How Mining Company according to the guiding principles and minimum standards set out in SAMREC (2016).

Underground Mineral Reserves have been defined using Vulcan™ software for block modelling and manual polygonal methods according to conventional South African techniques. Both underground mining reserves and surface sands stockpile (old historical TSF) reserves have been estimated. There has been no downgrading of underground Measured Resources to Probable Reserves category arising from reduced confidence in modifying factors on the reserve.

Surface sands stockpiles (old tailings) are converted from Measured Resources and downgraded to Probable Reserve category material in the Mineral Reserve due to a higher degree of uncertainty, relatively lower confidence in the grade estimate and process recovery. Processing of surface sands stockpiles are not currently considered in the LOM plan since it would displace higher grade feed from underground sources.

The relevant QPs are satisfied that there has been sufficient standard of evaluation to support estimation of a Mineral Reserve that has been demonstrated to be technically and economically viable.

Based upon the analysis by WSP, there are material differences between the SAMREC (2016) and Regulation S-K 1300 requirements for reporting Mineral Reserves. WSP has adjusted the SAMREC (2016) estimate reported by BMC for the How Mine to reflect the extractable (92% recovered) portion adjusted for the average Mine Call Factor applied to grade (101.06% of resource grade), reflecting both plan dilution and positive reconciliation as a three-year trailing average excluding outliers (+10%) as at end December 2023 (103.9%).

The Pay Limit (COG) was calculated from a three-year trailing average Au price of US$1,800 per oz.

Parameter	Mineral Reserves
Pay Limit (g/t)	1.40
Gold Price	$1,800/oz

The following table presents the How Mine Mineral Reserves estimate as at December31, 2023 and 2022. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and ore loss modifying factors, assuming a gold metallurgical recovery of 89.5%.

	Fiscal Year Ended December31,
	2023			2022
Mineral Reserves	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Proven Mineral Reserves (Underground)	390	2.35	29	340	2.58	28
Probable Mineral Reserves (Underground)	450	2.42	35	420	2.41	33
Total Mineral Reserves (Underground)	840	2.39	64	760	2.49	61
Probable Mineral Reserves (Sands)	820	0.88	23	820	0.91	24

____________

Notes:     kt = thousand tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

Quality Assurance Quality Control

Quality Assurance and Quality Control (“QAQC”) procedures used at the How Mine are as follows.

For channel samples, repeats are used, and a Certified Reference Material (“CRM”) sample is inserted into each sample batch. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 Standard Deviations (“SD”) from the designated mean value. Rejected assay batches are subjected to either re-assay or are discarded, with appropriate qualifications, such as for contamination, ticket mix up, or transcription errors. Data is subjected to routine analyses by way of scatter and regression plots.

For core sampling, for every 14 samples of exploration diamond drill core, at least one CRM sample and one blank sample is inserted into the sampling stream. Core sample is halved using a core splitter, with one half sent for assay, and the other half stored in the core library on site for future reference. For cases where the site core splitter is not functioning, core sample pulp is stored as reference material should the need arise. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value. Rejected assay batches are subjected to either re-assay or are discarded, with appropriate qualifications, such as for contamination, ticket mix-up, or transcription errors. Data is subjected to routine analyses by way of scatter and regression plots.

For grab sampling, at least one blank sample is inserted per shift for all main tramming levels, such as for the 26 and 28 Levels. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value. Rejected assay batches are subjected to either re-assay or are discarded, with appropriate qualifications, such as for contamination, ticket mix up, or transcription errors. Data is subjected to routine analyses by way of scatter and regression plots.

Our general guidelines include the following. At least 5% of samples submitted to the on-site assay laboratory are check samples. All check/CRM/blank, and duplicate sample records are kept in the QAQC file on site. Soft copy records are generated, showing the date of sampling, the mean value, the assay value, and the percentage variance. All CRM and sampling stream data is subjected to QAQC (scatter and regression plots) and analyzed for compliance to quality tolerance boundaries. For any other sampling projects carried out on surface or underground, outside of the normal sampling types, CRM samples are inserted to test for compliance to set tolerance ranges. Anomalous results are handled in the same manner as channel, core, and grab samples.

The relevant QP has validated How Mine metallurgical processing by way of documentation provided, which includes metallurgical reports and performance, technical reports, and business improvement projects. In the opinion of the relevant QP, the processing and recovery methods data used to inform the Mineral Reserves estimate are adequate for the purposes for which it is used.

The relevant QP is satisfied that the stated Mineral Resources classification reflects the appropriate level of confidence and considers those factors relevant to the deposit. The application of resource categories appropriately considers the relevant factors used in the classification process. Some examples of specific factors that can influence the risk and uncertainty of the Mineral Resources estimates that are considered in the resource classification include: (1) interpretation of the mineralization boundary; (2) drill hole spacing and adequacy in defining geology, mineralization, structure, and grade; (3) quality of samples, assays, and geological information; (4) the Mineral Resources estimates have been estimated to two decimal places for gold grade, and to the nearest tonne for tonnage, but have been reported to one decimal place for gold grade, to the neatest ounce for metal content, and to the nearest kt for tonnage; (5) the Mineral Resources estimation has only been subjected to visual validation by How Mining Company staff, while standard industry practice is to conduct both visual, and statistical validation.

Mazowe Mine

Property Description

The Mazowe Mine is located in Mashonaland Central, Zimbabwe, approximately 50 kilometers (km) northwest of the City of Harare (latitude 17°28’S and longitude 30°55’E). The Mazowe Mining Company, a wholly owned subsidiary of Gold Fields of Mazowe (UK) Limited (“GFM”), which is a wholly owned subsidiary of BMC, possesses total ground holdings under Mining Lease 35 (“ML 35”) totaling 1,955.5 ha. The Mazowe Mine is classified as an exploration stage property and is currently in care and maintenance.

The following graphic illustrates the location of the Mazowe Mine and its proximity to major infrastructure.

450000W
300000W
150000W
0E
150000E
300000E
450000E
600000E
8200000N
8000000N
7800000N
7600000N
N
Mazowe Mine
Harare
Redwing Mine
Mutare
Bulawayo
How Mine
Mazowe Mine
BMC Mines
Zimbabwe
Arc 1950 / UTM zone 36S
0
100
200 km

There are no known significant encumbrances to the Mazowe Mine that would impact the current Mineral Resources, risks to access the Mazowe Mine, or title or right to perform work.

Plans to Recommence Operations

The Mazowe Mine is currently in care and maintenance. We intend to prepare for recommencement of operations at Mazowe Mine, with such preparatory work first consisting of completing scoping and prefeasibility studies, which are already underway and are anticipated to be completed within 9 to 15months at a cost of approximately $2.5 million. Concurrently, surface exploration will commence in 2025. Thereafter, we intend to dewater the flooded working areas of the mine, which will take approximately 12 months, at a cost of approximately $1.5 million. We then intend to backfill illegally mined holes, upgrade four of the main shafts, construct recycling tanks and upgrade other water-related items, purchase new compressors and create supporting infrastructure, and install a new processing plant. Assuming we obtain the required capital resources, we expect that recommencement of mine operations could occur within a 24- to 30-month period following receipt of financing. However, if the current application to place the Mazowe Mine under corporate rescue is accepted, the restart process will be delayed until the corporate rescue process is resolved. For more information on such corporate rescue proceedings, see “Risk Factors — Risks Related to Our Business, Operations and Industry — Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.”

The Company is undertaking preparations for dewatering at the Mazowe Mine. These activities are expected to be completed by early 2026, based on current estimates. Assuming successful dewatering, together with near term efforts focused on the completion of mine design, facility upgrades, and equipping of the mines, as well as other critical pre-operational activities (some of which are expected to require additional financing, if available on acceptable terms), we are targeting a first gold pour at the Mazowe Mine in the first half of 2026. However, we may not be able to achieve such results on the anticipated timeline or at all. Our ability to execute our restart strategy may be influenced by a variety of factors associated with the mining sector, including but not limited to obtaining the necessary financing, we encounter unexpected issues or delays in the dewatering and other pre-operational activities required to restart the mine, or we are impacted by unexpected local or global events beyond our control.

Operational Infrastructure

The Mazowe Mine has a series of historical shafts that have been equipped with hoists through which personnel and material may access the mine from the surface. We have also constructed a milling plant and a Carbon in Pulp (CIP) processing plant. Accordingly, the Mazowe Mine is serviced by its own dedicated processing facilities and accompanying infrastructure. The Mazowe Mine is accessible via the A11 between Harare, and Glendale. A railway line passes through the Mazowe Mine, linking up with the regional centers of Glendale, Bindura, and Shamva. Consumables and spares are sourced locally with a few exceptional cases where some are imported, especially from South Africa. The regional infrastructure includes access to a national power supply grid and water supply by way of an underground supply from which it is pumped.

The net book value for property, plants, and equipment at the Mazowe Mine at June 30, 2024 is $371,336. The plant and equipment at the Mazowe Mine is obsolete and is not considered for the planned resumption of operations.

Geology

The Mazowe Mine is situated within the Harare-Bindura-Shamva greenstone belt of the Zimbabwean (Archaean) Craton, on the margin of the Chinhamhora Batholith. The Harare-Bindura-Shamva greenstone belt comprises major meta-volcano-sedimentary sequences, structurally intruded by the Chinhamhora Batholith, linking northwards through the Mazowe Mine area, and then eastwards along the Mazowe Valley, through the Harare-Bindura-Shamva greenstone belt.

History

The history of the Mazowe Mine is largely associated with that of the Jumbo Mine. It is estimated that prior to 1980, at least 150koz of gold were extracted. In 1903, the Jumbo Gold Mining Company was created.

In 1953, all existing tributes were terminated, and holdings were acquired by Lonrho Zimbabwe Ltd (“Lonrho”), which operated the area as a single entity. This was achieved using a system of cross-cuts, mined to link the various holdings. Today these cross-cuts serve as haulages. During this period, both Nucleus and Carnbrae continued to operate separately under the Murdoch Eaton brothers, but were finally acquired by Lonrho in 1962. From 1962 onwards, production became steady and continuous. Production peaked between 1965 and 1973 when it averaged approximately 3.2koz per month. After 1973, it declined reaching its lowest levels in 1991. In the same year, Independence Gold Mining (Pvt) Limited (“IGM”) took over the mine.

In 2002, BCM acquired IGM and took over GFM. Since then, post-Independence gold mining production rose from a low of 12.1koz in 2001 to 15.1koz in 2005. After 2005, production declined due to poor economic conditions. Gold production sat at around ten to 12koz for the period 2012 to 2016 and declined to approximately 6koz in 2017 and 1koz in 2018 when the mine was placed on care and maintenance.

The Zimbabwe Supreme Court ordered a Corporate Rescue of the mine in February2020. The Corporate Rescue proceedings were nullified in October 2021.

Mineral Tenure

Access to the mine site and to the ore is authorized by the applicable mining legislation and the Mazowe Mining Company’s title and mining rights. Mining exploration and exploitation works conducted or to be conducted on site are authorized in accordance with the applicable legislation and the Mazowe Mining Company’s title and mining rights. Other required permits and authorizations (e.g., environmental, building, etc.) are applied for by the Mazowe Mining Company in accordance with the applicable legislation.

The Mazowe Mining Company currently possesses total ground holdings under ML 35 totaling 1,955.5 ha.

Renewal of environmental permits and licenses is part of the process to restart operations of the Mazowe Mine and is currently underway.

Mining Method

Mazowe underground mining operation has historically used traditional narrow vein mining methods with labor-intensive handheld techniques, rail transport, and shaft hoisting. The mine is pneumatic powered with rail haulage via lead acid battery powered locomotives hauling rail cars to a shaft where it is hoisted to surface. Mining is conducted using conventional drilling and blasting techniques using handheld jackhammer machines. Minimal support is used, and explosives are manually initiated. Scrapers and hand lashing are used to move muck into passes and chutes with fines swept and bagged for transport to the plant.

Operations were halted and the Mazowe Mine was placed on care and maintenance in August 2018. Efforts to resume are underway. Due to this pause, flooding of the mine to approximately 50 m below surface has occurred.

Mineral Processing

Prior to August 2018, the Mazowe Mining Company applied a standard minimum stope width of 0.87 meters at the Mazowe Mine for the purpose of defining stope envelopes for estimating Mineral Reserves. During that time, ore was processed via treatment in stages comprising crushing, milling, gravity concentration, cyanidation, adsorption, elution, electro-winning, and smelting. However, the existing process plant for underground ore at the Mazowe Mine is in poor condition and utilizes old process technology and equipment. Such plant will require re-evaluation and a determination of either upgrading or replacement prior to the restart of operations. The sands re-processing plant and tailings ownership currently resides with another party following auction and disposal by the receiver, now the subject of a legal dispute in progress. It will be necessary to successfully resolve legal proceedings to establish ownership and future potential.

Qualified Persons

Information in the Mazowe Mine Technical Report Summary has been prepared under the supervision of the WSP QPs. Neither WSP nor the QPs are insiders, associates, or affiliates of the Company or any of its subsidiaries. The results of the technical review by the QPs are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings. Information regarding the QPs’ qualifications, affiliations, dates of personal inspection of the Mazowe Mine, and areas of responsibility is summarized in the table below.

QP	Qualifications/Affiliation	Date of Personal Inspection	Areas of Responsibility
Aaron Radonich	Fellow AusIMM, PGCert Geostatistics, BSc (Hons.), BSc	May 2024	Sections 1.1, 1.2, 1.3, 1.4, 1.7, 1.8.1,2, 3, 4, 5, 6, 7, 8, 9.1, 11, 20, 21, 22,1, 23.1, 24 and 25.
Allan Blair	FAusIMM, MBA, BSc, BAppSc Mining Engineering	May 2024	Sections 1.5, 1.6, 12 – 19, 22.2, 23.2.

Exploration

Underground diamond core drilling is the primary drilling method employed at the Mazowe Mine. Diamond drill core is logged and sampled, with sample length dictated by the width of the mineralized shear zone. One sample each of the barren hanging wall and footwall is also taken and submitted for assay. Surface exploration consisting of a ground magnetic survey and reverse circulation drilling was conducted on the Amatola Prospect during 2016, aimed at exploring near-surface gold resources with the potential for open-pit mining.

The QP considers the data collected, including the method of collection and storage, to be appropriate for the preparation of geological models and Mineral Resources estimates, and that the data has been considered during resource classification.

The Mazowe orebodies are predominantly characterized by multitudes of subparallel, auriferous shear zones. Thus, we plan to concentrate exploration in and around the current workings from 2025 through 2030, at a cost of approximately $4.6 million, before exploring surrounding properties and claims holdings. We are also planning exploratory surface drilling in 2025.

Mineral Resource Estimate

The relevant QPs are satisfied that there has been sufficient orebody knowledge work completed to support reasonable prospects for economic extraction at the Mazowe Mine from a Mineral Resources perspective. The effective date of the Mineral Resources estimates is December 31, 2023. The total estimated underground measured and indicated Mineral Resource is approximately 1.17Mt at 7.77g/t Au, for approximately 291koz of gold, and the estimated underground inferred Mineral Resource is approximately 3.29Mt at 8.65g/t Au, for approximately 915koz of gold.

Given there has been no mining or exploration conducted since the mine was placed on care and maintenance while the workings have been flooded, in the QPs opinion the 2018 assumptions for definition of the resource base, including those described below, remain current as of December31, 2023.

A new COG for 2023 was calculated based on the three-year trailing average gold price at December 2023 (with a gold price multiplier of 30%), applicable mill recovery, and revised operating and sustaining capital costs.

Parameter	Mineral Resources (ROM)
Au COG (g/t)	2.58
Gold Price	$2,340/oz

The below table presents the Mineral Resources (exclusive of Mineral Reserves) reported as at December 31, 2023 and 2022. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 88.0%.

	Fiscal Year Ended December 31,
	2023			2022
Mineral Resource Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Measured	260	9.01	75	260	8.99	75
Indicated	910	7.45	217	910	7.42	217
Total Measured and Indicated	1,170	7.77	291	1,170	7.75	292
Inferred	3,290	8.65	915	3,320	8.60	917

____________

Notes:     kt = thousand tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

It should be noted that the underground and surface Mineral Resources estimate for the Mazowe Mine is reported exclusive of Mineral Reserves. The Mineral Resources presented in this Section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

Mineral Reserve Estimate

No Mineral Reserves have been estimated as of December 31, 2023. Any future estimation of Mineral Reserves and potential recommencement of operations will require the support of an additional drilling and resource definition campaign and at least a pre-feasibility to feasibility level of evaluation.

Quality Assurance Quality Control

Quality Assurance and Quality Control (“QAQC”) procedures used at the Mazowe Mine are as follows.

For channel sampling, one CRM sample (either a standard or a blank) is inserted for every bench sampled, or one in every twelve samples. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value. Assay batches that are rejected are subjected to either re-assay or discarded with appropriate qualifications, such as for contamination, sample ticket mix up, or transcription errors. Channel sampling assay data is routinely subjected to validation by way of scatter and regression plots.

For core sampling, for every 10 samples of diamond drill core, at least one CRM sample (either a standard or a blank) is inserted into the sampling stream. Core being sampled is halved, with one half of the core taken for assay and the other half being stored in the core library as a duplicate. For cases where the core splitter is not functioning, the full core is sampled, and the resultant pulp is stored in the core library as a duplicate. If the tenth drill core sample is a blank, then the twentieth sample becomes a standard and the thirtieth becomes a duplicate. This cycle is on occasion rotated to avoid predictability of results. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 standard deviations (SD) from the designated mean value. Assay batches that are rejected are subjected to either re-assay or discarded with appropriate qualifications such as for, contamination, sample ticket mix up, and transcription errors. Core drilling assay data is routinely subjected to validation by way of scatter and regression plots.

For grab sampling, at least one CRM sample (either a standard or a blank) is inserted per day for each main tramming level. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value. Assay batches that are rejected are subjected to either re-assay or discarded with appropriate qualifications such as for, contamination, sample ticket mix up, and transcription errors. Grab sampling assay data is routinely subjected to validation by way of scatter and regression plots.

Under our general guidelines, a minimum of fifteen CRM samples (standards and/or blanks) are submitted every month. All standards, blanks, and duplicates are recorded in the site QAQC book along with the sampling date, mean value, assay value, and SD. The Section Geologist compiles a QAQC report as part of the site weekly report. All assay data is subjected to QAQC iterations, such as line graphs and regression plots, and is analyzed for compliance with the set tolerance ranges, typically ± 2 SD from the designated mean value. For any other sampling projects carried out on surface or underground, outside of the normal sampling processes, CRM samples are inserted and analyzed for compliance with set tolerance ranges, typically ±2 SD from the designated mean value. Anomalous results are handled in the same manner that core drilling, grab sample, and channel samples are handled.

The process plant remains on care and maintenance, and accordingly, in the opinion of the relevant QP, the processing and recovery methods data used to inform product predictions are adequate for the purposes used.

The relevant QP is satisfied that the stated Mineral Resources classification reflects the appropriate level of confidence and considers those factors relevant to the deposit, and that the application of resource categories appropriately considers the relevant factors used in the classification process. Examples of specific factors that can influence the risk and uncertainty of the Mineral Resources estimates that are considered in the resource classification include: (1) interpretation of the mineralization boundary; (2) drill hole spacing and adequacy in defining geology, mineralization, structure, and grade; (3) quality of samples, assays, and geological information; (4) a COG for certain surface resources will be required; (5) pay limits are average block cut-off gold grades used to filter stoping blocks as either economic, or sub-economic; (6) the COG previously applied is not adequately explained but is understood to generally correspond with the “upper” COG to achieve breakeven, inclusive of the cost of all mine development, stoping, process, and administration costs; (7) the Mineral Resources estimates have been estimated to two decimal places for gold grade, and to the nearest tonne for tonnage, but have been reported to one decimal place for gold grade, to the neatest ounce for metal content, and to the nearest thousand tonnes for tonnage when previously reported; (8) the Mineral Resource estimation has only been subjected to visual validation by Mazowe Mining Company staff, while standard industry practice is to conduct both visual and statistical validation.

Redwing Mine

Property Description

The Redwing Mine is located in Penhalonga, approximately 20 km north-northeast of the City of Mutare, Manicaland Province, in the Mutare Mining District of Zimbabwe. The Redwing Mining Company, a wholly owned subsidiary of KD Mining Company (UK) Limited, which is a wholly owned subsidiary of BMC, currently holds Mining Lease 34 (“ML 34”). The Redwing Mine is classified as an exploration stage property and is currently in care and maintenance.

The following graphic illustrates the location of the Redwing Mine and its proximity to major infrastructure.

450000W
300000W
150000W
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150000E
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450000E
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8200000N
8000000N
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Mazowe Mine
Harare
Redwing Mine
Mutare
Bulawayo
How Mine
Redwing Mine
BMC Mines
Zimbabwe
Arc 1950 / UTM zone 36S
0
100
200 km

There are no known significant encumbrances to the Redwing Mine that would impact the current Mineral Resources, risks to access the Redwing Mine, or title or right to perform work.

Plans to Recommence Operations

The Redwing Mine is currently in care and maintenance. We intend to prepare for recommencement of operations at the Redwing Mine, with such preparatory work first consisting of completing a scoping study and prefeasibility study, which is anticipated to be completed within 9 to 15 months at a cost of approximately $2.5 million. At the same time, we intend to dewater the flooded working areas of the mine, which will take approximately 15 months, at a cost of approximately $1.0 million. We then intend to commence exploratory drilling, initiate small-scale production to comply with certain obligations, upgrade a decline and a hoist, construct a tailings storage facility, construct a new shaft, and install a new processing plant. Assuming we obtain the required capital resources, we expect that recommencement of mine operations could occur within a 24- to 30-month period following receipt of financing. The Company is undertaking preparations for dewatering at the Redwing Mine. These activities are expected to be completed by early 2026, based on current estimates. Assuming successful dewatering, together with near term efforts focused on the completion of mine design, facility upgrades, and equipping of the mine, as well as other critical pre-operational activities (some of which are expected to require additional financing, if available on acceptable terms), we are targeting a first gold pour at the Redwing Mine in the first half of 2026. However, we may not be able to achieve such results on the anticipated timeline or at all. Our ability to execute our restart strategy may be influenced by a variety of factors associated with the mining sector, including but not limited to obtaining the necessary financing, we encounter unexpected issues or delays in the dewatering and other pre-operational activities required to restart the mine, or we are impacted by unexpected local or global events beyond our control.

Operational Infrastructure

The Redwing Mine contains a series of five access shafts, with hoists, through which personnel and material may access the mine from the surface. In 2018, we had been working on the refurbishment of a rod mill and its associated circuit to improve milling capacity. Although the rod mill was expected to be commissioned by the end of 2018, certain operational challenges prevented its commissioning and mining operations were consequently suspended in March 2019, at which time Redwing Mine was placed in care and maintenance.

When operational, the Redwing Mine is serviced by its own dedicated processing facilities and accompanying infrastructure. The Redwing Mine is linked to major commercial centers by a well-established network of primary asphalt roads and is accessible from the surrounding communities through secondary gravel roads. Consumables and spares are sourced locally with a few exceptional cases where some are imported, especially from South Africa. The regional infrastructure includes access to a national power supply grid and water supply by way of river diversion and a sump pump.

The net book value for property, plants, and equipment at the Redwing Mine at June 30, 2024 is $3,690. The plant and equipment at the Redwing Mine is obsolete and is not considered for the planned resumption of operations.

Geology

The Redwing Mine is located within the Mutare Greenstone Belt (“MGB”) which extends from the Mozambique Belt in the east into the granites and gneisses of the Zimbabwe Craton in the west. The geology is dominated by an east-west trending series of metavolcanics consisting of olivine cumulates, komatiites, komatiitic basalts, and high iron tholeiites. The rocks are extrusive, indicated by the presence of spinifex texture and pillow lavas as well as lenses of intercalated clastic sediments and discontinuous strings of BIF. The MGB is bounded by the Penhalonga Diorite to the north and south.

History

Portions of the Redwing Mine are part of the shallow historical workings that exploited the MSZ above the water table. In 1889, Baron de Rezende and James Henry Jeffreys pegged the Rezende Mineralised Shear Zone and began mining operations.

In 2008, the Redwing Mine was flooded. The causes of flooding were attributed to a shortage of foreign currency emanating from the global recession in 2008, prolonged power outages, and ZESA’s inability to supply adequate power to the region. The situation was worsened by aged pumps that were due for replacement. Consequently, in September 2008, the mine suspended operations as working areas and other critical equipment were submerged. The mine subsequently acquired five submersible pumps in the first quarter of 2010, each pumping an average of 140 cubic meters per hour. Two pumps were installed in the Rezende shaft, two in the Redwing main shaft and one in the old west shaft. The pumps were commissioned in March 2010.

The Redwing Mine resumed operations in September 2009 with re-treatment of tailings (sands) dumps, namely the Duiker and Concentrate Dumps. This re-treatment ceased in September 2013, mainly due to depressed feed grades that rendered re-processing of sands not economically viable. After pumping water to below a workable level, the Redwing Mine resumed underground mining in February 2015 in preparation of production of gold from underground that commenced in November 2015.

Following an organizational re-structuring process which became effective in June 2016, the Redwing Mine was owned by The King’s Daughter Mining Company (Private) Limited, a wholly owned subsidiary of BMC.

The Redwing Mine was placed on care and maintenance in April 2019. Supreme Court-ordered corporate rescue proceedings were implemented in July 2020. During the corporate rescue period, Betterbrands Mining Company (Pvt) Ltd. (“BBM”) was engaged as a tributor to the Redwing Mine on ML 34. Mine dewatering was maintained until suspended in December 2020 due to power supply disconnections. The water level has since risen to approximately 47 meters from the Redwing Shaft surface collar and has been stagnant at that level since April 2021. Any recommencement of mining operations will require dewatering to access Mineral Resources. The Corporate Rescue proceedings were nullified in September 2022.

In January 2024, 15 artisanal miners were trapped for three days at the Redwing Mine. On March 8, 2024, the non-standard tribute agreement with BBM was cancelled, and BBM was evicted from ML 34.

Mineral Tenure

Access to the mine site and to the ore, as well as mining exploration and exploitation works conducted or to be conducted on site, are authorized by applicable mining legislation and the Redwing Mining Company’s title and mining rights. Other required permits and authorizations (e.g., environmental, building, etc.) are applied for by the Redwing Mining Company in accordance with the applicable legislation.

The Redwing Mining Company holds ML 34. The area covered by the ML was surveyed in 2015 as having a surface area of 1,254 ha. Cases of illegal gold mining activities have been reported in some sections of the ML, including along the Mutare River.

Renewal of environmental permits and licenses is part of the process to restart operations of the Redwing Mine and is currently underway.

Mining Method

Three mining methods are applied at the Redwing Mine depending on the nature of the orebody and the rock mechanics considerations. The geometry of each stoping block in terms of dip and width and the nature of the mineralization largely determines the mining method:

•        Up-Dip Room and Pillar: For stoping of the wide and shallow dipping felsite.

•        Long Hole Open Stope: Used for the steeply dipping Rezende and Village North reefs. As conditions warrant, used in combination with the underhand mining method.

•        Underhand Mining Method: Used for the narrow, steeply dipping Bromley and Kent reefs.

The mine formerly operated as a rail mine serviced by vertical and underlay (inclined shafts). Level development headings are of relatively small dimension of approximately 2 mW x 2 mH installed on approximately 100-foot intervals. The mine is pneumatic powered with rail haulage via lead acid battery powered locomotives hauling rail cars to a shaft where it is hoisted to surface. Mining is conducted using conventional drilling and blasting techniques using handheld jackhammer machines. Minimal support is used, and explosives are manually initiated. Larger long hole stoping and underhand benching has employed larger pneumatic drill rigs secured by bar and arm.

There is no backfill used for stope support apart from opportunistic disposal of development waste. Further options for mechanizing the method to improve productivity could be considered, including alternate decline access and extraction.

Operations were halted and the Redwing Mine was placed on care and maintenance in April 2019. Efforts to resume are underway. Due to this pause, flooding of the mine to approximately 50m below surface has occurred.

Mineral Processing

Prior to 2019, the Redwing Mine applied a standard minimum stope width of 90 cm for the purpose of defining stope envelopes for estimating Mineral Reserves. During that time, ore was processed via treatment in stages comprising crushing, milling, gravity separation, flotation, Merril-Crowe Process, CIP, and elution. However, the existing process plant for underground ore at the Redwing Mine is in poor condition and utilizes old process technology and equipment. Such plant will require re-evaluation and a determination of either upgrading or replacement prior to the restart of operations.

Qualified Persons

Information in the Redwing Mine Technical Report Summary has been prepared under the supervision of the WSP QPs. Neither WSP nor the QPs are insiders, associates, or affiliates of the Company or any of its subsidiaries. The results of the technical review by the QPs are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings. Information regarding the QPs’ qualifications, affiliations, dates of personal inspection of the Redwing Mine, and areas of responsibility is summarized in the table below.

QP	Qualifications/Affiliation	Date of Personal Inspection	Areas of Responsibility
Aaron Radonich	Fellow AusIMM, PGCert Geostatistics, BSc (Hons.), BSc	May 2024	Sections 1.1, 1.2, 1.3, 1.4, 1.7, 1.8.1,2, 3, 4, 5, 6, 7, 8, 9.1, 11, 20, 21, 22,1, 23.1, 24 and 25.
Allan Blair	FAusIMM, MBA, BSc, BAppSc Mining Engineering	May 2024	Sections 1.5, 1.6, 12 through 19, 22.2, 23.2.

Exploration

An exploration drilling campaign targeting mostly the felsite orebody was carried out around the Redwing Mine in the early 1980s. A total of 78 vertical holes were drilled. Currently, diamond core drilling is the drilling method employed at the Redwing Mine. Diamond drill core is logged and sampled on a one-meter interval depending on geology. Samples are taken to at least one meter beyond the geologically defined mineralization boundary in all drill holes. Core size drilled at the Redwing Mine is typically AXT (35.51 mm core diameter) and BQ (36.50 mm core diameter) for evaluation and exploration drill holes respectively. All exploration drill holes are collar and downhole surveyed.

The QP considers the data collected, including the method of collection and storage to be appropriate for the preparation of geological models and Mineral Resources estimates, and that the data has been considered during resource classification.

We plan to concentrate exploration in and around the down dip and strike extensions of the various reefs and felsite orebody of the Redwing Mine, outside the confines of the inferred mineral resource blocks. We intend to conduct such exploration, which is intended to include both surface and underground from 2024 through 2028 at a cost of $9.5 million.

Mineral Resource Estimate

The relevant QPs are satisfied that there has been sufficient orebody knowledge work completed to support reasonable prospects for economic extraction at the Redwing Mine from a Mineral Resources perspective. The effective date of the Mineral Resources estimates is December 31, 2023. The total estimated underground measured and indicated Mineral Resource is approximately 9.65Mt at 3.83g/t Au for approximately 1,188koz of gold, and the underground inferred Mineral Resource is approximately 15.83Mt at 2.61g/t Au for approximately 1,328koz of gold.

Given there has been no mining or exploration conducted since the mine was placed on care and maintenance while the workings have been flooded, in the QPs opinion the 2018 assumptions for definition of the resource base, including those described below, remain current as of December 31, 2023. Classification of blocks into relevant groupings was completed following standard procedures as defined and recommended in the SAMREC (2016). The stoping pay-limit defines the lower grade cut-off that is used in the process.

A new COG for 2023 was calculated based on the three-year trailing average gold price at December 2023 (with a gold price multiplier of 30%), applicable mill recovery, and revised operating and sustaining capital costs.

Parameter	ROM Felsite	ROM MSZ	Combined
Pay Limit (g/t)	1.06	1.53	1.26
Gold Price	$2,340/oz	$2,340/oz	$2,340/oz

The below table presents the underground Mineral Resources (exclusive of Mineral Reserves) reported as at December 31, 2023 and 2022. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 90.0%.

	Fiscal Year Ended December 31,
	2023			2022
Mineral Resource Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Measured	1,450	2.92	136	1,450	2.92	136
Indicated	8,200	3.99	1,052	8,200	3.99	1,052
Total Measured and Indicated	9,650	3.83	1,188	9,650	3.83	1,88
Inferred	15,830	2.61	1,328	15,380	2.61	1,328

____________

Notes:     kt = thousand tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

It should be noted that the underground and surface Mineral Resources estimate for the Redwing Mine is reported exclusive of Mineral Reserves. The Mineral Resources presented in this Section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

Mineral Reserve Estimate

No Mineral Reserves have been estimated as of December 31, 2023. Any future estimation of Mineral Reserves and potential recommencement of operations will require the support of an additional drilling and resource definition campaign and at least a pre-feasibility to feasibility level of evaluation.

Quality Assurance Quality Control

Quality Assurance and Quality Control (“QAQC”) procedures used at the Redwing Mine are as follows.

For drill core, core derived from surface exploration activities is logged and split into two halves using a core splitter prior to sampling. Underground core (both exploration and evaluation) is logged and sampled without being split. Standard and duplicate samples are inserted at a rate of 10%, while blank samples are inserted at a rate of 20%. An accredited laboratory is used for analysis of surface exploration diamond drill core samples. A separate laboratory is used as an umpire laboratory, analyzing pulp duplicate samples. The on-site assay laboratory is used for analysis of drill core derived from underground exploration and evaluation drilling. Reference material is tested for compliance to set standards, typically ± 2 SD from the designated mean value. Assay batches that are rejected are subject to either re-assay or discarded with appropriate qualifications, such as for contamination, ticket mix-up, or transcription errors.

For channel and grab samples, house standards, duplicate samples, and blank samples are used for QAQC to monitor the day-to-day running of the mining operation. These samples are inserted at a rate of 20%. Reference material is tested for compliance to set standards, typically ± 2 SD from the designated mean value. Assay batches that are rejected are subject to either re-assay or discarded with appropriate qualifications, such as for contamination, ticket mix-up, or transcription errors. The on-site assay laboratory has its own duplicate and standard samples that the chief assayer uses to monitor laboratory performance. For every batch of 16 samples, one high-grade standard and one low-grade standard sample are utilized. Blanks are inserted at a rate of 20% for drill core, channel samples, and grab samples.

Regarding duplicates, an accredited laboratory is used for analysis of surface exploration diamond drill core samples. A separate laboratory is used as an umpire laboratory, analyzing pulp duplicate samples. The on-site assay laboratory is used for analysis of drill core derived from underground exploration and evaluation drilling. The on-site assay laboratory has its own duplicate and standard samples that the chief assayer uses to monitor laboratory performance of channel and grab samples. For every batch of 16 samples, one high-grade standard and one low-grade standard sample are utilized.

The process plant remains on care and maintenance, and accordingly, in the opinion of the relevant QP, the processing and recovery methods data used to inform product predictions are adequate for the purposes used.

The relevant QP is satisfied that the stated Mineral Resources classification reflects the appropriate level of confidence and considers those factors relevant to the deposit, and that the application of resource categories appropriately considers the relevant factors used in the classification process. Examples of specific factors that can influence the risk and uncertainty of the Mineral Resources estimates that are considered in the resource classification include: (1) interpretation of the mineralization boundary; (2) drill hole spacing and adequacy in defining geology, mineralization, structure, and grade; (3) quality of samples, assays, and geological information; (4) the Mineral Resource estimation has only been subjected to visual validation, while standard industry practice is to conduct both visual and statistical validation; (5) the COG used for Mineral Resource estimation seems reasonable on face value; however; the methodology used for determination of these values has not been clearly reported by Redwing Mining Company and requires further explanation; (6) the nominal estimates for extraction ratio are presumably based on historical experience and may require a more targeted application based on stoping area, method, orebody disposition and ground conditions; and (7)the Mineral Resources estimates have been estimated to two decimal places for gold grade, and to the nearest tonne for tonnage, but have been reported to one decimal place for gold grade, to the neatest ounce for metal content, and to the nearest thousand tonnes for tonnage when previously reported.

Sales Arrangements

The Company sells all of its gold production in Zimbabwe to Fidelity, as required by Zimbabwean legislation. All sales are at the London Base Metal Association spot price at the date of the transaction and the official exchange rate on the date of sale. Gold sales are generally subject to a 5% royalty payment if sold at a time when its price is above $1,200 per ounce and a 3% royalty payment if the price is below $1,200 per ounce. During 2024, all of the Company’s gold sales incurred a 5% royalty.

We are paid in part with Zimbabwe’s local currency and part with U.S. Dollars, as required by law. The proportion to be paid in U.S. Dollars and Zimbabwe’s local currency is set from time to time by the Zimbabwean government, and since February 2023, we received 75% of our proceeds in U.S. Dollars and 25% in local currency. See “Risk Factors — Risks Related to Our Business, Operations and Industry — Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position.” Local currency has been paid in ZiG, Zimbabwe’s currency since April 2024, but has historically been paid in RTG. Exchange rates of RTG for U.S. Dollars have varied vastly over the last several years. A holder of a special mining lease is permitted to directly export its gold and thereby increase the amount it can be paid in U.S. Dollars.

Intellectual Property

The Company does not hold any patents and is not dependent on intellectual property (including patents or licenses), industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes for the conduct of its business as a whole.

Seasonality

We operate our mines continuously throughout the year, with no interruptions due to seasonal changes.

Raw Materials

The principal raw materials used in the mining operations are fuel, electricity, and water. Diesel fuel is used to power front-end loaders, tractors, motor vehicles and standby power generators. Oil and energy prices are important costs for the Company’s business. During 2023, as a result of geopolitical tensions, such as the war between Russia and Ukraine, and the more recent conflict in the Middle East, the price of oil has been volatile. We obtain the majority of our electricity from the national grid in Zimbabwe and a portion of our electricity pursuant to a private arrangement whereby electricity is imported. We are also seeking to develop solar power generation at the How Mine. The Company also uses chemicals, including cyanide and hydrogen peroxide, in the production of gold. These chemicals are available from a number of suppliers and do not represent a material portion of the Company’s costs. We are not currently experiencing any supply shortages on critical consumables utilized in the production of gold across our operations. In addition, our stocking strategies account for potential lead time variation and supply constraints, thus minimizing the risk of changes in the marketplace. Recently, for example, the How Mine completed upgrading the on-site fuel pump station to a holding capacity of 35,000 liters. The higher cost for basic commodities used in our communities, and as key production inputs, could impact the costs of our raw materials. See “Risk Factors — Risks Related to Our Business, Operations and Industry — We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance” and “Risk Factors — Risks Related to Our Business, Operations and Industry — Our operations are vulnerable to infrastructure constraints, including power and water supply.”

Environmental, Health, and Safety Matters

As a long-term gold mining operator in Zimbabwe, we are committed to the sustainable development of our projects by deeply embedding ESG criteria in our decision-making framework from the earliest stages of project exploration and development. We have historically been committed to analyzing and improving working conditions for our employees through our SHEQ Initiative. This comprehensive program encompasses an environmental management system, an occupational health and safety system, and a quality management system, all geared towards realizing our vision of fostering a “zero-harm environment.” The How Mine operates under the SHEQ systems and complies with ISO standards (14001, 9001, and 45001) for environmental responsibility, quality, and occupational health and safety. However, mining is inherently hazardous and there are related risks. See “Risk Factors — Risks Related to Our Business, Operations and Industry — Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact the environment or the health, safety, or security of our workers or the local community, production, cash flows, and overall profitability.” In addition, we develop Environmental Management Plans for our operations that encompass biodiversity management, greenhouse gas emissions, water impact practices, mine closure practices, among other operational aspects to ensure compliant and consistent practices. For example, the greenhouse gas emissions component of our Environmental Management Plan at the How Mine includes a process for evaluating yearly emissions and ongoing investigations to seek ways to reduce emissions.

The Company also recognizes its responsibility to the community and actively engages in corporate social responsibility initiatives to address local challenges. Current and recent initiatives include a fund supporting underprivileged school children with tuition fees, providing primary healthcare services to community members, offering free medical support to employees and their families, and facilitating transport for children from nearby communities to related primary and secondary schools.

Government and Environmental Regulations

The Company’s rights to own and develop mineral resources and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties are located.

The Company is subject to a wide range of laws and regulations governing all aspects of its operations, including with respect to environmental protection, reclamation, exploration, development, production, taxes, immigration, labor standards and employment issues, occupational health, mine safety, dam safety, toxic substances and wastes, securities and foreign corrupt practices. The Company has made, and expects to make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties, reputational damage and delays in or suspension of day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations, could also have significant impacts on the Company’s business and results of operations, the extent of which cannot always be predicted.

For more information on the risks and uncertainties associated with the Company’s mining rights, see “Risk Factors — Risks Related to Our Business, Operations and Industry — Our rights to mine in Zimbabwe are derived from each of the How Mine Lease, the Mazowe Mine Lease, and the Redwing Mine Lease, the loss of which would have a material adverse effect on our financial condition and results of operations”, and “Risk Factors — Risks Related to Our Business, Operations and Industry — Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.”

Zimbabwe

General laws relating to mining

The mining industry in Zimbabwe is primarily regulated by The Mines and Minerals Act [Chapter 21:05] commenced on November 1, 1961 (the “Mining Act”) and the Environmental Management Act [Chapter 20:27] commenced on March 17, 2003, as amended (the “Environmental Act”).

To conduct mining exploration, a company needs to be in possession of the applicable license, grant or order pursuant to the terms of the Mining Act. The Mining Affairs Board is generally responsible for granting certain mining rights, the withdrawal or cancellation of such rights, the approval of certain agreements and transactions in the mining sector and making recommendations to the Minister of Mines and Mineral Development or the President of Zimbabwe concerning the granting or withdrawal of certain mining titles. The President of Zimbabwe also possesses the right to grant and withdraw certain mining rights, and the Minister of Mines and Mineral Development and the Ministry of Mines and Development Secretary issue certain mining titles, licenses, approvals and order. Rights relating to exploration and mining can be owned entirely by foreign entities. The government amended previous legislation in December of 2020 to remove restrictions that prohibited more than forty-nine percent ownership by foreigners in businesses involved in the exploration and mining of platinum and diamonds.

A mining lease may be issued pursuant to Part VIII of the Mining Act after application to the Mining Affairs Board and must be renewed annually with an inspection and the payment of fees. A mining lease grants the holder an exclusive right of mining any ore or deposit of any mineral which occurs within the vertical limits of the area covered by the applicable mining lease. There are not necessarily time limits associated with a mining lease, but the holder must comply with the terms and conditions of the lease as well as the requirements to obtain annual inspection certificates. The Mining Act requires the government provide notification to a holder in case the holder fails to timely obtain an inspection certificate. Transferring a mining lease requires governmental permission. The Company’s rights to mine are derived from the How Mine Lease, the Mazowe Mine Lease and the Redwing Mine Lease, and each lease is current in its annual inspections and in the payment of fees.

Special mining leases are provided for in Part IX of the Mining Act and may only be issued upon the President of Zimbabwe’s approval, with the recommendation of the Minister of Mines and Mining Development. A holder of a registered mining location may apply for a special mining lease and must demonstrate the capacity to invest at least $100 million in the applicable mining location. Special mining leases can be issued for up to 25 years with 10-year renewal periods, depending on the life of the mine. Section 168 of the Mining Act provides that the same provisions relating to mining leases, including the rights and obligations thereof, apply in relation to special mining leases. This includes the preservation, cancellation and restriction of transfers of mining leases. However, a holder of a special mining lease is subject to a 15% tax rate instead of the general rate of 25.75% and is also allowed to make direct exports of gold at spot prices.

Environmental Act regulations are designed to ensure that mining takes place in a manner that sustainably protects the environment and requires that mining projects. The Environmental Act requires the Environmental Management Agency to approve an environmental impact assessment report and issue a certificate before mining activities may commence at a project or mine. An environmental impact assessment report should include, among other things, details of how tailings and other waste products will be handled and how the miner will mitigate environmental damages. Other related environmental licenses are required depending on the nature of operations, including water disposal licenses and emissions license. Companies that do not comply with certain environmental regulations may be prosecuted under the Environmental Act and be subject to fines. In addition, a company may also be sued for damages by any affected person and be ordered to pay for environmental reparations.

Pursuant to Zimbabwe law, all gold from authorized mining activities in Zimbabwe must be sold to Fidelity, a company controlled by the Zimbabwean authorities.

In May 2023, Zimbabwe passed the Responsible Mining Initiative to combat illegal mining and removed the historical indigenization rule, which required 51% local investor ownership.

Tax laws relating to mining

The Income Tax Act (the “Tax Act”) sets out a comprehensive tax and customs regime that is applicable to mining activities. Under the Tax Act, taxation on most mining leases is at a flat rate of 25.75%. For holders of special mining leases, taxation is at a flat rate of 15%; however, holders may be liable to additional profit tax. The Tax Act further provides for the deduction of capital expenditures incurred exclusively for mining operations. Investors in mining companies are permitted to borrow locally for working capital purposes. Offshore borrowings require approval from the RBZ.

Effective January 1, 2024, amendments to Zimbabwe’s Capital Gains Tax Act (Chapter 23:01) went into effect and provide for a capital gains tax of up to 20% on direct and indirect transfers of mining title. The statute provides that the tax may apply to both domestic and foreign entities, even if the applicable offshore entity is not a tax resident of Zimbabwe and regardless of whether the transaction occurs offshore of Zimbabwe. The new capital gains tax also has a lookback period of ten years prior to January 1, 2024. Judicial interpretations of the capital gains tax are not available and the implications of such amendments and potential enforcement of such remain unclear. We are evaluating the amendments and considering the potential impact on the Company as a result of the Business Combination and the previous transaction by which Greenstone obtained its interest in BMC, the holding company of our mining assets. If the new capital gains tax were to apply to such transactions, it could have a material adverse effect on our business and financial condition.

Gold sales to Fidelity were zero rated for Value Added Tax purposes (“VAT”) until December 29, 2023 which meant that no VAT was payable on gold sales. On December 29, 2023, the Zimbabwe government introduced statutory instrument 248/2023 which removed the zero-rating provisions and VAT on sales of gold then became payable. However, in June 2024 the Zimbabwe government restored the zero rating of gold sales through statutory instrument 105/2024.

Mining entities are also required to pay royalties to the government of Zimbabwe depending on the type of mineral. Gold is generally subject to a 5% royalty payment if sold at a time when its price is above $1,200 per ounce and a 3% royalty payment if the price is below $1,200 per ounce. Royalties are calculated as a percentage of the gross fair market value of minerals produced and sold. The Company paid a 5% royalty to the Zimbabwean government in 2024.

Foreign Exchange Controls

Exchange control approvals from the RBZ are required on the flow of funds in and out of Zimbabwe. The Company has obtained the necessary approvals from the RBZ to transfer foreign currency.

Investment Protection

Foreign investors are required to register their investments with the Zimbabwe Investment and Development Agency (“ZIDA”). Registration with ZIDA ensures repatriation of capital and dividends and protection of investments under any existing investment protection agreements (BIPPAs) between Zimbabwe and the foreign country. It also protects against direct and indirect expropriation without fair compensation. Investments made before the act came into force in 2020 can be registered with ZIDA. The Company has obtained ZIDA licenses for the How Mining Company, the Mazowe Mining Company, and the Redwing Mining Company.

Democratic Republic of the Congo (DRC)

General laws relating to mining

The mining industry in the DRC is primarily regulated by Law No. 007/2002 dated July 11, 2002 (the “2002 DRC Code”), as amended and supplemented by Law No. 18/001 dated 9 March 2018 (the “Reformed DRC Mining Code”) and Decree No. 038/2003 dated March 26, 2003, as amended and supplemented by Decree No. 18/024 dated June 8, 2018 (the “Reformed DRC Mining Regulations”).

Companies holding mining titles issued prior to the entry into force of the Reformed DRC Mining Code and Reformed DRC Mining Regulations have claims to a ten-year stability provision in accordance with prior mining legislation. Notwithstanding the adoption of the new regulatory regime, their rights with respect to such stability provision are reserved.

The Reformed DRC Mining Code grants the DRC Minister of Mines the authority to grant, refuse, suspend or terminate mineral rights, subject to conditions set out in the Reformed DRC Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years renewable once for a further five-year period or in the form of exploitation permits which are granted for an initial period of 25 years, renewable several times for 15-year periods until the end of the mine’s life. The holder of mining title is obliged to treat and transform the mineral substances exploited by the holder in the DRC. Prior to commencing exploration work, the holder of an exploration permit must submit for approval a mitigation and rehabilitation plan pursuant to which it must undertake to carry out certain mitigation measures of the impact of its activities on the environment, as well as rehabilitation measures. Exploitation permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of a feasibility study, an environmental and social impact study and an environmental and social management plan. The holder of an exploitation permit is required to commence development and mine construction within three years of the grant of such permit. This period is one year for the holder of a research (exploration) permit. The holder of an exploitation permit pays for annual surface rights the sum in Congolese Francs equivalent to $5.00 U.S. dollars per hectare regardless of the validity period of title. Failure to do so may lead to forfeiture of the exploitation permit. To protect and enforce rights acquired under an exploration or exploitation permit, the Reformed DRC Mining Code provides, depending on the nature of the dispute or controversy, administrative, judicial and national or international arbitral recourses. Holders of mining rights who have lost their rights and whose titles are withdrawn can only obtain new mining rights or authorization to operate permanent quarries after a period of five years from the date of entry of the withdrawal in the register held by the Mining Cadastre.

Mining companies are required to grant a free-carried and non-contributory participation to the DRC government. The DRC government’s free participation was originally set at five percent, which was increased to ten percent in respect of exploitation permits issued after the entry into force of the Reformed DRC Mining Code. All mining companies are required to grant an additional five percent free-carried participation to the DRC government upon each renewal of their exploitation permit. Under the Reformed DRC Mining Code, a ten percent local contributory participation is also mandatory for exploitation permits issued after its entry into force.

In the event that it is recognized as necessary to carry out work of common interest for two neighboring mines, the applicable holders cannot object. The holder of mining rights is required, from the delivery of mining title and at the latest within six months before the start of exploitation, to develop and submit specifications defining social responsibility for local communities affected by mining activities and to obtain approval from the Provincial Government after advice from technical services. DRC law also provides for fines ranging from $10,000 U.S. dollars to $250,000 U.S. dollars, against anyone who engages, without authorization, in research or exploitation of mines.

Tax laws relating to mining

The Reformed DRC Mining Code sets out an exclusive and comprehensive tax and customs regime that is applicable to mining activities. Mining title holders are subject, amongst other things, to a corporate income tax of 30 percent, a windfall tax of 50 percent (subject to certain prerequisites) and are required to pay mining royalties to the DRC government. The royalty rate applicable to gold has been set at 3.5 percent. Mining title holders are also required to contribute a minimum of 0.3 percent of total turnover to community development. This grant is made available and managed by a legal entity comprising representatives of the holder and the surrounding local communities directly affected by the project. The standard rate of VAT is 16 percent and is applicable to all mining companies.

The Reformed DRC Mining Code also provides for a level of fiscal stability. A stability clause stipulates that existing tax, customs and exchange control provisions applicable to mining activities are guaranteed to remain unchanged for a period of five years from the enactment of the Reformed DRC Mining Code.

Foreign exchange control regime

The Reformed DRC Mining Code imposed new exchange control rules requiring that mining title holders repatriate onshore 60 percent of sale revenues received during the investment amortization period and 100 percent once the investment amortization is completed.

Legal Proceedings

In addition to the proceedings described below, we become involved, from time to time, in various claims, legal proceedings and complaints incidental to the ordinary course of business. For example, our operations are underpinned by numerous contractual agreements with third parties and non-compliance by the relevant third party to our contractual obligations may require us to enforce our rights under the relevant contracts and pursue legal action. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations.

•        Mazowe Corporate Rescue Proceedings:    On February 15, 2024, a court application was filed in the High Court of Zimbabwe to place the Mazowe Mining Company under supervision and commencement of Corporate Rescue Proceedings in terms of the Insolvency Act (Chapter 6:07) in 2018 (the “Mazowe Corporate Rescue Proceedings”). The application has been challenged by the Company, and although a hearing date set was set for March 11, 2025, such date was postponed and a new date has not been set. In the Company’s view, the application for the Mazowe Corporate Rescue Proceedings is without merit as it does not comply with applicable laws and rules. Soon after the Mazowe Mine and the Redwing Mine ceased operations, applications were filed in Zimbabwe to place the Redwing Mining Company and the Mazowe Mining Company in corporate rescue proceedings. The applications were initially granted. As a result, our management was separated from control of the mines until the application approvals were overturned by the Supreme Court of Zimbabwe in 2021, in the case of the Mazowe Mine, and 2022, in the case of the Redwing Mine. In 2023, employees of our Redwing Mine applied to have the Redwing Mining Company placed under corporate rescue proceedings but the case was dismissed by the High Court of Zimbabwe. See “Risk Factors — Risks Related to Our Business, Operations and Industry — Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.”

•        Employee Compromise Agreements:    In connection with the Mazowe Mine and the Redwing Mine care and maintenance, certain employees of the Mazowe Mining Company and the Redwing Mining Company claimed they were not paid an aggregate of approximately $2.7 million wages owed to them. In response, the Mazowe Mining Company has made installment payments and will continue to make payments upon resumption of operations, and the Redwing Mining Company has entered into compromise agreements with some employees and is in continued discussions to enter into additional compromise agreements. See “Risk Factors — Risks Related to Laws and Regulations — We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.”

Competition

There is aggressive competition within the precious metals industry. We compete in efforts to finance, explore and develop projects with other gold producers and mineral miners. Our current mining operations are focused primarily on Zimbabwe, and we face competition from other operators local to Zimbabwe as well as international companies, such as Caledonia Mining Corporation Plc which is a publicly traded company with operations focused in Zimbabwe. In the future, we may compete with such companies to acquire additional properties. We similarly face competition in connection with the exploration of our DRC interests, primarily from international companies, such as Ivahoe Mines and Zijin Mining Group, who have a joint venture to own and operate the Kamoa-Kakula Copper Mine, one of the largest mines in the DRC, and CMOC Group, which operates the Tenke Fungurume Mine. Such competitors in Zimbabwe and the DRC could outbid us for potential projects or produce gold or copper and cobalt at lower costs. In addition, we also encounter competition from these companies and other for the hiring of key personnel. See “Risk Factors — Risks Related to Our Business, Operations and Industry — The mining industry is highly competitive and there is no guarantee we will always be able to compete effectively.”

However, as significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply and all of the Company’s sales are required by law to be made to Fidelity at market spot prices, the Company does not consider that competition for gold sales, other than the impacts of changes in demand or supply may have on the spot price of gold on global markets, plays any role in its operations as a gold producer. Until we are able to successfully develop our interests in the DRC and begin commercially mining copper or cobalt in the DRC, we do not currently face competition in the export or sale of any metals in the DRC.

Human Resources Capital

As of December 31, 2024, the Company had 1,394 full-time employees. In Zimbabwe, most of our employees working in our mining operations are represented by the Associated Mine Workers Union of Zimbabwe. Although we believe our employee relations to be strong, we have been subject to various employment related claims. For example, certain employees of the Mazowe Mining Company and the Redwing Mining Company claimed they were not paid wages owed to them beginning around when the Mazowe Mine and the Redwing Mine entered into care and maintenance programs in 2018 and 2019, respectively. In response, the Mazowe Mining Company has made installment payments and will continue to make payments upon resumption of operations, and the Redwing Mining Company has entered into compromise agreements with some employees and is in continued discussions to enter into additional comprise agreements. In addition, certain employees of the Mazowe Mining Company have from time to time alleged non-payment of salaries on the basis of their refusal to accept payment in Zimbabwe legal tender, demanding to be paid in U.S. dollars instead. The demands do not involve material amounts and we believe that the allegations have no merit. With respect to one such claim by employees that has been litigated, Zimbabwe courts have dismissed the claim.

For additional discussion on the relationship between management and labor unions, see “Risk Factors — Risks Related to Laws and Regulations — We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future” and “Risk Factors — Risks Related to Our Business, Operations and Industry — Most of our employees are members of the Associated Mine Workers Union of Zimbabwe and any work stoppage or industrial action implemented by the union may affect our business, results of operations, and financial performance.”

MANAGEMENT

Board of Directors and Management

The Company Board is comprised of Tulani Sikwila; Ibrahima Tall; Siphesihle Mchunu; Molly P. Zhang (aka Peifang Zhang); Dennis A. Johnson; and Tito Botelho Martins Júnior. The directors of the Company are divided into three (3) classes designated as Class I, Class II, and Class III, respectively. At the 2026 annual general meeting, the term of office of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2028 annual general meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the directors are to be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the Company Board is to shorten the term of any incumbent director.

The Company’s directors and executive officers are listed below.

Name	Age	Title	Class
Ibrahima Tall	48	Chief Executive Officer and Director	III
Tulani Sikwila	46	Chief Financial Officer and Director	III
Siphesihle Mchunu	36	General Counsel and Director	II
Molly P. Zhang (aka Peifang Zhang)	64	Director	II
Dennis A. Johnson	65	Director	I
Tito Botelho Martins Júnior	62	Director	I

Ibrahima Tall.    Mr. Tall serves as a Director and the Chief Executive Officer of the Company. Mr. Tall holds a master’s degree in civil engineering from Ecole Hassania des travaux Publics (EHTP) of Casablanca Morocco and has over 24 years of experience in mining operations and management in West and South Africa. Mr. Tall joined the Company and its predecessor companies in January 2019 as Chief Operating Officer and has served as Chief Executive Officer since June 2022. Prior to his time at the Company, Mr. Tall served in various management roles at Semafo and Managem. Mr. Tall also serves as a director of Standard Telecom Congo, a private company.

Tulani Sikwila.    Mr. Sikwila serves as a Director and the Chief Financial Officer of the Company. Mr. Sikwila is a Chartered Accountant of England and Wales and holds an Executive M.Sc., Finance from HEC Paris. He has over 20 years of operational, accounting and finance expertise. Mr. Sikwila has spent over 19 years at the Company and its predecessor companies and has served in a variety of roles, most recently as Chief Financial Officer and Director. His long-standing association with the Company has provided him with an unparalleled understanding of its operations, strategies, and challenges. Mr. Sikwila is responsible for the company’s investment management, corporate finance, tax and compliance functions. Prior to his time at the Company, Mr. Sikwila worked as an auditor at Ernst & Young in Zimbabwe. Mr. Sikwila also serves as a director of Metallon Corporation Limited and Standard Telecom Congo, both private companies.

Siphesihle Mchunu.    Mr. Mchunu serves as a Director and the General Counsel of the Company. Mr. Mchunu holds a Master of Laws from the University of Cape Town and a Bachelor of Laws from the University of Johannesburg and has over ten years of experience with a focus in energy, infrastructure, and mining. Mr. Mchunu joined the Company and its predecessor companies as its General Counsel in June 2020 and is responsible for managing the Company’s legal affairs. Prior to his time at the Company, Mr. Mchunu worked as an associate and/or senior associate at Poswa Incorporated, Routledge Modise (formerly Eversheds), and Hogan Lovells in South Africa. Mr. Mchunu also serves as a director of Standard Telecom Congo, a private company.

Molly P. Zhang (aka Peifang Zhang).    Molly P. Zhang (aka Peifang Zhang) serves as a Director of the Company and the chairperson of the Company Board and our compensation committee. Ms. Zhang holds a PhD in chemical engineering and a master’s degree in chemistry from the Technical University of Clausthal in Germany and has extensive international business, operational, and financial management experience, as well as services on various corporate boards of directors. Prior to her transition to board services, Ms. Zhang served in various global leadership positions with Orica Limited, a global mining services company, from 2011 to 2016, most recently as Vice President of Asset Management from 2015 to 2016. Ms. Zhang also served in various senior leadership positions with Dow Inc. from 1989 to 2009, most recently as Managing Director, SCG-Dow Group from 2009 to 2011. Ms. Zhang currently serves as a member of the board of directors of Gates Industrial Corporation plc (since July 2020), a public company, and is a member of the Advisory Board of Circular Innovation Fund (since May 2023). Ms. Zhang recently served on the board of directors of Arch Resources, Inc., GEA Group AG, Cooper-Standard Holdings, Inc., and Aqua Metals, Inc.

Dennis A. Johnson.    Dennis A. Johnson serves as a Director of the Company and the chairperson of our audit committee. Mr. Johnson graduated from Virginia Commonwealth University School of Business with a master’s degree in finance and the Virginia Military Institute with a bachelor’s degree in economics and is a Chartered Financial Analyst (“CFA”) Charter-holder. Mr. Johnson has over 40 years of experience as a global finance and investment executive and has served on the board of directors and as board committee chair for both public and private companies. He served as Managing Director at Citigroup from 1994 to 2005, Head of Global Corporate Governance for California Public Employees’ Retirement System (“CalPERS”), the largest public pension fund in the U.S., from 2005 to 2008, and non-executive director and member of the nominating & governance and compensation committees for Texas Industries (NYSE-TXI), one of the largest publicly traded cement and aggregates companies in the U.S. from 2009 to 2010. Mr. Johnson was also previously appointed to the SEC Investor Advisory Committee by SEC Chair Mary Shapiro. Mr. Johnson served as the Chief Investment Officer at TIAA, a Fortune 500 financial services company, from 2016 to 2018, and then served as Chief Strategy Officer at Public Investment Fund the sovereign wealth fund for the Kingdom of Saudi Arabia, from 2018 to 2020 and was based in Riyadh. Most recently, Mr. Johnson served as non-executive director and executive committee member for EasyKnock, a venture capital-backed fintech company, from 2023 to 2024 and was non-executive director and Chair of the audit committee for Glass Lewis & Company from 2022 to 2024. Mr. Johnson also served six years as an officer in the U.S. Army Reserve receiving an honorable discharge.

Tito Botelho Martins Júnior.    Tito Botelho Martins Júnior serves as a Director of the Company and the chairperson of our nominating and corporate governance committee. Mr. Martins holds a Bachelor of Economics from the Federal University of Minas Gerais and an MBA from the IEAD Federal University of Rio de Janeiro, Brazil. He is a Certified Director with the National Association of Corporate Directors and has over 35 years of executive experience in the metals, mining, logistics, and energy sectors. Mr. Martins served in many executive positions at Vale S.A. from 1984 to 2003 and as Chief Executive Officer of Caemi Mineração Metalurgia from 2003 to 2006. Mr. Martins served in a variety of roles at Vale S.A. from 2006 to 2012, including most recently as Chief Financial Officer and Investor Relations Officer. From 2012 to 2021, Mr. Martins served as Chief Executive Officer and President of Nexa Resources SA (formerly Votorantim Metais) where he led the company’s initial public offering and listing on the New York Stock Exchange and the Toronto Stock Exchange. He was also Director of Cia Brasileira de Aluminio CBA, a private company, and Nexa Peru and Nexa Resources Atacocha, both public companies listed on the Lima Stock Exchange. Mr. Martins founded Kaiau Consultoria, a business and strategy consulting company, in 2022 and continues to serve as a Senior Advising Consultant. Mr. Martins currently serves as a director of Akasha Inc. and Capzul Corporation, both private companies.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we may choose to comply with certain home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We currently do not choose to follow home country practice with respect to corporate governance matters; however, we may choose to do so in the future.

As a foreign private issuer, we report under the Exchange Act as a non-U.S. company with foreign private issuer status — this means that we are subject to reduced and less timely disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

As a result of the foregoing, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements and the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Controlled Company

As of July 29, 2025, the SelliBen Trust owned approximately 63.7% of the issued and outstanding Ordinary Shares. As a result, the Company is a “controlled company” within the meaning of Nasdaq listing standards because the SelliBen Trust beneficially owned greater than 50% of the total voting power of all of the Company’s issued and outstanding securities. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company.” For so long as the Company is a “controlled company,” it may elect not to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

The Company does not currently intend to rely on these exemptions. In the event that we cease to be a “controlled company” and our Ordinary Shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Insider Trading Policy

The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of the Company’s securities by its directors, executive officers, employees, and agents that are designed to promote compliance with applicable insider trading laws, rules and regulations, including in the United States and the Cayman Islands, and Nasdaq listing standards.

Independence of our Board of Directors

The Company Board has determined that Molly P. Zhang, Dennis A. Johnson, and Tito Botelho Martins Júnior are “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules and that each satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing requirements of Nasdaq applicable to audit committee members. We intend on appointing one additional independent director within one year of the Closing Date so that a majority of the Company Board will be independent, consistent with the applicable “phase-in” period pursuant to the rules of Nasdaq. The Company Board has an independent audit committee, nominating committee, and compensation committee.

Directors may be appointed and removed by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board by the affirmative vote of a simple majority of the directors present and voting at a board meeting. A director may be removed by a resolution passed by all of the other directors at a meeting of the directors, or by written notice from all of the other directors. Each of our directors holds office until he or she resigns or is vacated from office.

Our board is divided into three (3) classes designated as Class I, Class II and Class III, respectively serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors. Tito Botelho Martins Júnior and Dennis A. Johnson are Class I directors and will serve until our annual meeting in 2026. Molly P. Zhang and Siphesihle Mchunu are Class II directors and will serve until our annual meeting in 2027. Ibrahima Tall and Tulani Sikwila are Class III directors and will serve until our annual meeting in 2028.

Board Committees

Audit Committee

Our audit committee is responsible for, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm their independence from management;

•        reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

•        overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•        reviewing our policies on risk assessment and risk management;

•        reviewing related person transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee consists of Molly P. Zhang, Dennis A. Johnson, and Tito Botelho Martins Júnior, each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules, and Dennis A. Johnson qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. Dennis A. Johnson serves as the chairperson of our audit committee. The Company Board has adopted a written charter for the audit committee, which is available on the Company’s website. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus.

Compensation Committee

Our compensation committee is responsible for, among other things:

•        reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•        overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•        reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

•        reviewing and approving all employment agreement and severance arrangements for our executive officers;

•        making recommendations to our board of directors regarding the compensation of our directors; and

•        retaining and overseeing any compensation consultants.

Our compensation committee consists of Molly P. Zhang and Dennis A. Johnson, each of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. Molly P. Zhang serves as chairperson of our compensation committee. The Company Board adopted a written charter for the compensation committee, which is available on the Company’s website. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

•        evaluating the qualifications of potential directors proposed for appointment;

•        identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•        overseeing succession planning for our Chief Executive Officer and other executive officers;

•        periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

•        reviews developments in corporate governance practices;

•        overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•        developing and recommending to our board of directors a set of corporate governance guidelines.

Our nominating and corporate governance committee consists of Molly P. Zhang, Dennis A. Johnson, and Tito Botelho Martins Júnior, each of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominating corporate governance committee membership. Tito Botelho Martins Júnior serves as chairperson of our nominating and corporate governance committee. The Company Board adopted a written charter for the nominating and corporate governance committee, which is available on the Company’s website. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to the Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the Company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the Company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Company Organizational Documents or alternatively by shareholder approval at general meetings.

The Company Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of Ordinary Shares in our company, including the registration of such shares in our share register.

Risk Oversight

The Company Board is responsible for overseeing our risk management process. The Company Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Business Conduct and Ethics

The Company Board has adopted a Code of Business Conduct and Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Business Conduct and Ethics is available on the Company’s website. In addition, the Company has posted on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus.

Compensation of Directors and Officers

Our compensation committee and the Company Board, as applicable, will make decisions with respect to the compensation of our executive officers and senior management team, including our named executive officers.

For the year ended December 31, 2024, our executive officers received an aggregate compensation of approximately $6.1 million. The aggregate compensation paid directly or indirectly or accrued to our executive officers consisted of wages, bonuses, and a share-based payment. The Company has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers or directors.

Equity Incentive Plan

The Company adopted the Namib Minerals 2025 Equity Incentive Plan in connection with the Closing of the Business Combination, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Under the 2025 Equity Incentive Plan, the Company may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent. We anticipate that equity-based awards for our directors and named executive officers will be awarded in future years under the Equity Incentive Plan.

We expect to file a registration statement on Form S-8 under the Securities Act to register the Ordinary Shares reserved for issuance under our 2025 Equity Incentive Plan. The Company currently has 5,367,742 Ordinary Shares reserved for issuance under the incentive plan. The Ordinary Shares to be covered by such registration statement are eligible for sale in the public markets, subject to vesting restrictions and any applicable holdings periods and Rule 144 limitations applicable to affiliates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis relates to the financial condition and results of operations of Namib Minerals together with its subsidiaries and should be read together with Namib Minerals’ unaudited, consolidated financial statements as of June 30, 2025 and for the six-month periods ending June 30, 2025, and 2024 and Greenstone’s audited, consolidated financial statements as of and for the years ended December 31, 2024 and 2023, together with related notes thereto, which are included elsewhere in this prospectus. The discussion and analysis should also be read together with the sections entitled “Business,” and “Risk Factors.” Namib Minerals acquired Greenstone on June 5, 2025 in connection with the Business Combination and had no previous operations. Greenstone holds all of the operating assets of Namib Minerals. References to the “Company,” the “Group,” “us,” or “our” refer to Greenstone and its consolidated subsidiaries when referencing the period before the Business Combination and refer to the Company and its consolidated subsidiaries when referencing the period after the Business Combination. In addition to historical financial information, the following discussion contains forward-looking statements that reflect future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

Our mission is to become a leading Pan-African multi-asset mining platform for precious and critical metals, particularly gold, and to create safe, sustainable, and profitable mining operations for our employees, our communities, and our shareholders.

We are an established gold producer with an attractive portfolio of three high-grade, low-cost gold mines in Zimbabwe, Africa. Our extensive track record of owning and operating gold mines spans over two decades, and our strategic footprint consists of one producing gold mine and two historically producing gold mines that we are currently positioning to restart operations. Our How Mine is an established, high-grade, underground gold mine with a strong track record of operations having produced an aggregate of approximately 1.83Moz of gold from 1941 through June 30, 2025. The How Mine also has a history of consistently operating within budget with one of the lowest production cost profiles amongst its publicly reporting peers. Our other principal assets, the Mazowe Mine and the Redwing Mine, are historically producing gold mines with significant mineral resources. These assets provide us with an identified pathway to operate as a multi-asset gold producer in Africa, as preparatory work is currently underway to restart operations at both mines. As of December 31, 2023, in the aggregate (exclusive of reserves), our measured and indicated gold resources totaled 1.6Moz at a grade of 3.92g/t Au and our inferred gold resources totaled 2.43Moz. In 2024, we produced 36.7koz of gold and generated $85.9 million of revenue, representing 8% and 32% growth, respectively, over the prior year with positive cash flow and positive comprehensive income for the year. During the first 6 months of 2025, we produced 12.7koz of gold and generated $36.4 million of revenue, representing declines of 35% and 13%, respectively, over the same period the prior year. We also have significant development potential in the Democratic Republic of Congo (“DRC”) to unlock critical battery metals in the region. In the DRC, an established mining jurisdiction for these metals, we have an interest in 13 exploration permits, which includes six initial drilling holes with identified copper and cobalt potential. See “Business — Our Competitive Strengths — Pathway to multi-asset gold production” for more information on these permits.

Recent Developments

Business Combination

On June 5, 2025, Namib Minerals consummated the Business Combination. As a result, Greenstone Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company and becoming a wholly-owned subsidiary of Namib Minerals, and SPAC Merger Sub merged with and into Red Rock, with Red Rock continuing as the surviving company and becoming a wholly owned subsidiary of Namib Minerals. On June 6, 2025, the Ordinary Shares and Warrants of Namib Minerals began trading on Nasdaq under the symbols “NAMM” and “NAMMW,” respectively.

Since Red Rock did not meet the definition of a business under the guidance of IFRS as issued by the IASB, IFRS 3, Business Combination (“IFRS 3”), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-based Payment (“IFRS 2”), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. Under this method of accounting, Red Rock was treated as the acquired company for financial reporting purposes and Greenstone was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Greenstone issuing shares for the net assets of Red Rock and any difference in the fair value of the shares deemed to have been issued by Greenstone and the fair value of the accounting Red Rock’s identifiable net assets represented a service received by Greenstone, and thus it was recognized as an IFRS 2 listing service expense upon consummation of the Business Combination.

Key Factors and Trends Affecting Performance

As a producer of gold and other metals, we operate within the economic and regulatory environment surrounding the mining industry. Our performance and results of operations are driven by key external trends and factors including the supply and demand in the gold and metals markets, and the economic and legislative environment as well as internal factors including production, capital expenditures, reserves, and health and safety programs.

Gold Prices

Our results of operations are largely driven by the price and demand for gold. Gold has long maintained a key role as a strategic long-term investment and a critical component of investor diversification strategies. Historically, investors have gravitated toward gold for its safe-haven status during periods of economic uncertainty. This safe-haven status is driven by gold’s high liquidity, lack of credit risk, and scarcity. Gold prices have risen by nearly 8% per annum in U.S. dollars since 1971, according to the World Gold Council. The spot price of gold was $3,237/oz on April 11, 2025, representing an all-time record high at the time. An increased price of gold drives increasing revenues and cash flows for the Company. Significant changes in the pricing, demand and supply of gold can significantly impact our revenue and cash flow projections and future results.

Economic and Legislative Environment

Gold mining is critically important to the economic health of, and the prospects for, Zimbabwe, which is a highly prolific producer of gold. Mining accounts for 80% of Zimbabwe’s exports, 19% of government revenues, and 14% of national income, according to the COMZ’s 2024 Mining Industry Prospects Report.

We believe that the legislative environment is supportive of mining and development. For example, Zimbabwe passed the Responsible Mining Initiative in May 2023 to combat illegal mining, and in 2020 Zimbabwe removed the historical indigenization rule which required 51% indigenous Zimbabwean investor ownership. Special mining leases (“SMLs”), allowing for the direct export of gold and increased exposure to the U.S. dollar which reduces foreign exchange risk for entities operating in Zimbabwe. We intend to pursue SMLs for our Mazowe Mine and Redwing Mine in part to reduce our risk exposure to local currency dynamics, including inflation. The Gold Trade Act requires us to pay 5% of gold sales refined in-country to the Zimbabwean Government, which is reflected in our royalties expense. A change in the percentage remitted to the government would impact our royalty expense recognized and our results of operations.

As we expand our efforts in the DRC we will be subject to additional regulations. The mining industry in the DRC is primarily regulated by the Mining Code which outlines the legal framework for exploration and extraction of minerals. The Mining Code was last revised in 2018. Future economic and legislative issues in the DRC or other jurisdictions in which we operate could significantly impact our results. See “Risk Factors — Risks Related to Our Business, Operations and Industry — The assets and operations of Greenstone are subject to political, economic, and other uncertainties as a result of being located in Zimbabwe and the DRC” for additional information.

As part of our environmental initiative, we recognize a provision for rehabilitation when the obligation under current environmental legislation to settle environmental disturbances created as a result of our mines’ production arises. This provision reflects our legal commitment to responsible environmental stewardship and is based on the anticipated costs that will be incurred during the decommissioning of our plant and equipment at the end of the life of the mine, as well as reclamation activities related to the restoration of the environment at each mine.

Rehabilitation will occur at the end of the life of the mine, which is expected to begin in 2031 for the How Mine. With respect to the Mazowe Mine and the Redwing Mine, the timing of rehabilitation costs to be incurred is dependent on the timing of the Company restarting each mine’s operations and will be determined in a future period. We calculate the provisions using a 4.6% discount rate for the How Mine. For Redwing Mine and Mazowe Mine, the rehabilitation provision is not discounted. These rates are based on the present value of each mine’s provision for rehabilitation cost based on a risk-free rate with cash flows adjusted for an average 2.4% inflation. Changes in discount rates used for each mine could significantly impact the recorded rehabilitation provisions.

Health and Safety Initiatives

We are committed to ensuring the safety of our mines through our Safety, Health, Environment, and Quality (“SHEQ”) Initiative in an effort to create a company-wide “zero harm” environment. This program intends to create a “zero-harm” environment through occupational health and safety and dedication to safety and adherence to safety standards. Our Lost Time Injury Frequency Rate was 1.51 for the year ended December 31, 2024 and 0.69 for the six months ended June 30, 2025, which is below our target of 1.00. Safety incidents could lead to increased costs, including administrative costs related to legal fees and insurance expenses, employee costs related to loss of productivity and medical expenses, and losses related to any damage caused to the mine assets. Additionally, we anticipate costs related to maintaining safety initiatives to increase in the foreseeable future as we continue to invest in occupational health, medical examinations, training, emergency preparedness, and reducing our environmental impact.

Impairment charges

Our operational performance and asset valuations are subject to the influence of unforeseen natural events. These events have previously caused impairments to our mining assets. For instance, we experienced considerable flooding at the Redwing Mine in 2015, and the Mazowe Mine was similarly affected in 2018. These natural events resulted in damage to the infrastructure and equipment, rendering reserves inaccessible and necessitating the decommissioning of certain mine shafts.

The impact of these natural events on our operations underscores the necessity of integrating climate-related risk assessments into our strategic planning. While our How Mine is insured against a variety of risks, the occurrence of such events can lead to considerable financial implications, including asset impairment and increased insurance premiums. We ceased insurance coverage for the Mazowe Mine and the Redwing Mine once mining operations were halted in 2018 and 2019, respectively, but intend on obtaining insurance coverage as part of the restart process at each mine.

Reserves and changes in reserves

The integrity and performance of our operations are intrinsically linked to the estimation and management of our ore reserves. Assuming we successfully complete our development and exploration projects at each of our mines within our anticipated timeframes, then, subject to restarting our operations at Redwing Mine and Mazowe Mine, and gold prices remaining consistent with or increasing over current levels, we expect to increase our total resource base over the next 18 to 24 months through a combination of conversion, optimization, and targeted exploration. There can be no assurance, however, that such an increase will be attainable, in whole or in part. Such estimated increase is subject to assumptions, many of which are beyond our control.

Our property, plant, and equipment assets are subject to regular reviews for impairment, with recoverability assessed against the higher of ‘value in use’ and ‘fair value less costs to sell’. These assessments hinge on the precision of our estimates regarding economically recoverable ore reserves, anticipated production levels, commodity prices, and operational costs. Fluctuations in these variables can lead to significant adjustments in impairment losses, thereby influencing our financial outcomes.

Depreciation of our mining assets is calculated on a straight-line basis over the LOM, which is determined by the estimated quantities of mineral resources and reserves, encompassing measured, indicated, and inferred categories. The inherent uncertainties in estimating mineral resources and ore reserves mean that assumptions made at the time of estimation may later be altered by new information. Factors such as expected production from inferred resources and the quality and quantity of ore extracted are critical to these estimations.

Currency fluctuations and inflation

Our financial performance is influenced by currency fluctuations and inflationary pressures, which impact on operational costs, revenue, and profitability. Historically, our operations have been susceptible to the economic environment in which we operate, as exemplified by the hyperinflationary period in Zimbabwe in 2008 and 2009. The hyperinflation experienced in Zimbabwe led to an economic downturn that resulted in a halt in operations in 2008; however, we have been able to continuously produce since this period of instability.

The volatility of local currencies against the U.S. dollar, which is the currency in which we primarily conduct our transactions, can lead to substantial variations in conversion rates, affecting the cost of procurement and operational expenses. Inflation, particularly in the form of hyperinflation, can erode the purchasing power of money, disrupt supply chains, and escalate the costs of inputs and labor. These factors combined can diminish our financial stability and strain our cash flow management. See “Risk Factors — Risks Related to Our Business, Operations and Industry — Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position” for additional information.

Our revenues are generated primarily from sales of gold, the majority of which are settled in U.S. dollars and the remaining portion in local currency. Our functional currency is the U.S. dollar and greater than 90% of our transactions are conducted in U.S. dollars. These factors combined minimize our exposure to movement in foreign currency exchange rates. We incur some expenses in foreign currencies, predominantly the Zimbabwean dollar, and now in ZiG. To further reduce exposure to currency fluctuation, we seek to settle obligations due in local currency from recent sales settled in local currency. Zimbabwe’s past hyperinflation and currency crisis inhibited mining operations due to the country’s poor economic condition. Future decreases in the value of the Zimbabwe dollar or high rates of inflation could negatively impact our results of operations.

Availability and cost of energy

The availability and cost of energy are key factors affecting the performance of our mining operations in Zimbabwe. The country’s energy infrastructure can be challenged by an inadequate electricity supply, which is further complicated by the need to import power due to local generation limitations. The primary electricity sources, such as the Kariba hydro station and coal-fired power stations, are subject to fluctuations in output due to environmental and regional factors, which can lead to inconsistent power delivery to our mines. See “Risk Factors — Risks Related to Our Business, Operations and Industry — Our operations are vulnerable to infrastructure constraints, including power and water supply.”

In addition to supply concerns, the price of energy represents a significant component of our operational expenses. Energy price volatility can have a direct and material impact on our cost structure and overall financial results. Fluctuations in the cost of diesel fuel, which is used in our backup power solutions, can lead to further increased operational costs.

Production

The performance of our mining operations is driven by various factors influencing production. Unplanned downtime due to labor supply, safety incidents, geological, or geopolitical issues could significantly decrease production and impact the amount of gold we are able to mine and sell. Increasing labor costs and increasing energy costs will lead to an increased cost of production, which could negatively impact our results of operations. Additionally, we estimate the grade of the ore we mine. If the ore mined results in a lower density of gold than anticipated, our production will be less efficient and result in lower quantities of gold produced.

Capital Expenditures

Over the next three years, we anticipate approximately $6.8 million of additional capital expenditures to increase the capacity of the How Mine and the Mazowe Mine and the Redwing Mine restorations will require additional capital expenditures to return to production, and, assuming we obtained the required capital resources, we expect each restart could be completed in a 24- to 30-month period upon receipt of financing. The Company is undertaking preparations for dewatering at both the Redwing Mine and the Mazowe Mine. These activities are expected to be completed at both mines by early 2026, based on current estimates. See “Business — Mineral

Resources and Mineral Reserve Summary Disclosure — Mazowe Mine — Plans to Recommence Operations” and “Business — Mineral Resources and Mineral Reserve Summary Disclosure — Redwing Mine — Plans to Recommence Operations” for more information on the restart of the Mazowe Mine and Redwing Mine.

Our preliminary estimate is that the restart of the Mazowe and Redwing Mines may cost up to approximately $300 million over a three-year period, with the majority allocated to the Redwing Mine and the balance to the Mazowe Mine. However, such estimate is preliminary and subject to a number of assumptions, risks and uncertainties, including the feasibility of current development plans and the cost of related equipment and construction, many of which are beyond our control and subject to change.

As of December 31, 2024 and June 30, 2025, we have not yet incurred capital expenditures for the Mazowe and Redwing Mine restorations. We expect these expenditures to result in more productive and diversified operations. Evolving economic conditions, the potential for increased maintenance costs, and deviations from our cash flow estimates from the capital expenditures could result in less-productive investments than we anticipate. Our cash flow and operating results could be negatively impacted by the actual returns on our capital expenditures. While our current operations provide sufficient funding to sustain operations at the How Mine, our future capital expenditures to restore the Mazowe and Redwing mines and to expand investment in the DRC are expected to be financed with external sources of financing.

Copper and Cobalt Market Dynamics

In addition to our gold mining activities, we have significant opportunities in the DRC to mine battery metals including copper and cobalt, which play a critical role in technologies like electric vehicles and renewable energy infrastructure. Due to an increase in demand for these metals, we currently hold an interest in 13 exploration permits in the DRC under which six initial drilling sites have identified copper and cobalt potential.

Key Performance Indicators

The following table presents a summary of our key performance indicators for the six-month periods ended June 30, 2025, and June 30, 2024:

	Six months ended June 30,
(In thousands, except percentages)	2025	2024
Gold sales – oz(1)	12,226	19,672
Tonnage(2)	236	241
Grade – (g/t)(3)	1.9	2.8
Recovery – (%)(4)	89	91
Average net realized price(5)	$2,827	$2,023
Operating profit/(loss)	$(7,403)	$12,471
C1 cost per ounce ($/oz)(6)	$1,659	$1,073
AISC per ounce ($/oz)(7)	$2,462	$1,666
Adjusted EBITDA(8)	$10,769	$16,971
Net cash flow generated from operating activities	$5,771	$11,396

____________

(1)      Gold sales is defined as the ounces of gold sold in the period presented.

(2)      Tonnage is defined as the total weight in tons of all material mined.

(3)      Grade is defined as the average amount of gold contained in the mined ore. A higher grade represents higher density of gold in the ore.

(4)      Recovery is defined as the percentage of gold in the raw ore collected in the concentrate, which is the product created from separating valuable minerals in the mined ore from the commercially valueless material in which ore is found.

(5)      Net realized price is the actual selling price of an ounce of gold less costs to complete and sell.

(6)      C1 cost per ounce is a non-IFRS financial measure. For the definition of C1 cost per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.

(7)      AISC per ounce is a non-IFRS financial measure. For the definition of AISC per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.

(8)      Adjusted EBITDA is a non-IFRS financial measure. For the definition of Adjusted EBITDA and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.

The following table presents a summary of our key performance indicators for the year ended December 31, 2024, and December 31, 2023:

(In thousands, except percentages)	2024	2023
Gold produced – oz(1)	36,743	34,123
Tonnage(2)	478	454
Grade – (g/t)(3)	2.7	2.6
Recovery – (%)(4)	90	90
Average net realized price(5)	$2,185	$1,776
Operating profit	$14,683	$17,555
C1 cost per ounce ($/oz)(6)	$1,150	$1,174
AISC per ounce ($/oz)(7)	$1,535	$1,628
Adjusted EBITDA(8)	$24,548	$20,260
Net cash flow generated from operating activities	$19,131	$14,921

____________

(1)      Gold production is defined as the ounces of gold produced in the period presented.

(2)      Tonnage is defined as the total weight in tonnes of all material mined.

(3)      Grade is defined as the average amount of gold contained in the mined ore. A higher grade represents higher density of gold in the ore.

(4)      Recovery is defined as the percentage of gold in the raw ore collected in the concentrate, which is the product created from separating valuable minerals in the mined ore from the commercially valueless material in which ore is found.

(5)      Average net realized price is the actual selling price of an ounce of gold less costs to complete and sell.

(6)      C1 cost per ounce is a non-IFRS financial measure. For the definition of C1 cost per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), see “Non-IFRS Measures” below.

(7)      AISC per ounce is a non-IFRS financial measure. For the definition of AISC per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS Accounting Standards, see “Non-IFRS Measures” below.

(8)      Adjusted EBITDA is a non-IFRS financial measure. For the definition of Adjusted EBITDA and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS Accounting Standards, see “Non-IFRS Measures” below.

Non-IFRS Measures

We utilize non-IFRS financial measures, including Adjusted EBITDA, C1 cost per ounce, and AISC per ounce, to complement our IFRS Accounting Standards reporting and provide stakeholders with a deeper understanding of our operational performance and financial health. These measures offer insights into trends and factors that IFRS Accounting Standards metrics may not fully capture, and we believe they are essential for formulating strategic decisions and business plans. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS Accounting Standards, and non-IFRS financial measures as used by Namib Minerals may not be comparable to similarly titled amounts used by other companies. While not a substitute for IFRS Accounting Standards results, they exclude items not indicative of our core operations, enhancing comparability across periods.

Adjusted EBITDA

We define Adjusted EBITDA as profit for the period before finance cost, disposal of investment, related party credit loss, taxes, changes in the fair value of earnout liability, changes in fair value of warrants, listing expenses, depreciation and amortization, impairment, interest income, financial guarantee remeasurement, share-based payments and transaction expense. The tables below present our Adjusted EBITDA, reconciled to our Profit for the six-month periods ended June 30, 2025 and 2024 and the years ended December 31, 2024 and 2023, which is the most comparable IFRS Accounting Standards measure, for the periods indicated:

	Six months ended June 30,
(In thousands)	2025	2024
Profit/(loss) for the period	$(11,899)	$9,175
Finance cost	827	1,057
Related party credit loss	3	552
Income tax expense	3,673	4,433
Change in fair value of earnout liability	(56,832)	—
Change in fair value of warrants	(3,437)	—
Listing expense	65,381	—
Depreciation and amortization	2,656	1,666
Impairment	185	—
Interest income	(8)	—
Financial guarantee remeasurement	—	(2,746)
Share-based payments	—	2,834
Transaction expense	10,220	—
Adjusted EBITDA	$10,769	$16,971
	Years ended December 31,
(In thousands)	2024	2023
Profit for the year	$3,588	$3,627
Finance cost	1,522	2,415
Disposal of investment	—	41
Related party credit loss	1,426	6,818
Income tax expense	10,907	5,254
Depreciation and amortization	4,141	2,705
Impairment	5,724	—
Interest income	(14)	(114)
Financial guarantee remeasurement	(2,746)	(486)
Adjusted EBITDA	$24,548	$20,260

C1 cost per ounce

We define C1 cost as the sum of IFRS production costs and royalties expense. C1 cost per ounce is calculated as the C1 cost divided by the ounces of gold sold.

($ in thousands, unless otherwise indicated)	How Mine		Redwing Mine		Total
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024	2025	2024
Production cost (IFRS)	$18,460	19,007	—	12	18,460	19,019
Royalties	1,817	2,088	—	1	1,817	2,089
C1 cost	$20,277	21,095	—	13	20,277	21,108
Gold sales (oz)	12,226	19,611	—	61	12,226	19,672
C1 cost per ounce ($/oz)	$1,659	1,076	—	213	1,659	1,073

($ in thousands, unless otherwise indicated)	How Mine		Redwing Mine		Total
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023	2024	2023
Production cost (IFRS)	$38,648	36,501	23	241	38,671	36,742
Royalties	4,279	3,153	2	6	4,281	3,159
C1 cost	$42,927	39,654	25	247	42,952	39,901
Gold sales (oz)	37,239	33,585	107	409	37,346	33,994
C1 cost per ounce ($/oz)	$1,153	1,181	234	604	1,150	1,174

AISC per ounce

We define AISC as the sum of C1 cost, sustaining capital expenditure, administrative expenses, and silver by-product credit. We define sustaining capital expenditure as capital expenditures which are necessary to maintain current gold production and execute our current mines plans. Unless otherwise specified, our sustaining capital expenditures are determined based on our additions to property, plant and equipment in any given reporting period, and are inclusive of additions included in trade payables. The silver by-product credit represents small quantities of silver which are extracted during the gold production process and sold together with gold bullion. The silver by-product credit is calculated based on a specified sale price for the by-product, which is exclusive of sale price for gold bullion. Sales of the silver by-product are reported as “Silver sales” within the notes to our consolidated financial statements.

AISC per ounce is calculated as the AISC divided by the ounces of gold sold. We use this metric to measure the cost of extracting an ounce of gold and measure the efficiency of our mining operations. The table below presents our AISC per ounce, reconciled to our Production cost, which is the most comparable IFRS Accounting Standards measure, for the periods indicated.

($ in thousands, unless otherwise indicated)	How Mine		Redwing Mine			Mazowe Mine				Corporate Overhead			Total
	Six months ended June 30,		Six months ended June 30,			Six months ended June 30,				Six months ended June 30,			Six months ended June 30,
	2025	2024	2025		2024	2025		2024		2025		2024	2025	2024
Production cost (IFRS)	$18,460	$19,007		$—	$12		$—		$—		$—	—	$18,460	$19,019
Royalties (IFRS)	1,817	2,088		—	1		—		—		—	—	1,817	2,089
C1 cost	20,277	21,095		—	13		—		—		—	—	20,277	21,108
Sustaining capital expenditure	4,359	3,733		—	—		—		—		—	—	4,359	3,733
Administrative expenses(1)	3,085	558		1,202	1,165		745		949		454	5,192	5,486	7,864
Silver by product credit	(23)	(27)		—	—		—		—		—	—	(23)	(27)
AISC	27,698	25,359		1,202	1,178		745		949		454	5,192	30,099	32,678
Gold sales (oz)	12,226	19,611		—	61		—		—		—	—	12,226	19,672
AISC per ounce ($/oz)	$2,265	$1,293	$	NM	$19,311	$	NM	$	NM	$	NM	NM	$2,462	$1,666

____________

NM — not meaningful

(1)       The six months ended June 30, 2025 total administrative expenses of $15.7 million include $10.2 million of non-recurring transaction expenses which are not attributable to How Mine, Redwing Mine, Mazowe Mine or Corporate Overhead. Total administrative expenses for the six months ended June 30, 2024 totaled $7.9 million.

($ in thousands, unless otherwise indicated)	How Mine		Redwing Mine		Mazowe Mine				Total
	2024	2023	2024	2023	2024		2023		2024	2023
Production cost (IFRS)	$38,648	$36,501	$23	$241		$—		$—	$38,671	$36,742
Royalties	4,279	3,153	2	6		—		—	4,281	3,159
C1 cost	42,927	39,654	25	247		—			42,952	39,901
Sustaining capital expenditure	8,394	6,481	—	—		—		—	8,394	6,481
Administrative expenditures(1)	1,387	1,029	2,618	3,244		2,024		4,689	6,029	8,992
Silver by product credit	(64)	(32)	—	—		—		—	(64)	(32)
AISC	52,644	47,132	2,643	3,491		1,998		4,689	57,311	55,312
Gold sales (oz)	37,239	33,585	107	409		—		—	37,346	33,994
AISC per ounce ($/oz)	$1,414	$1,403	$24,701	$8,535	$	NM	$	NM	$1,535	$1,628

____________

NM — not meaningful

(1)       The year ended December 31, 2024 total administrative expenditures of $6,029 thousand includes $14,072 thousand of expenditures which are not attributable to the How Mine, the Redwing Mine, or the Mazowe Mine. The year ended December 31, 2023 total administrative expenditures of $8,992 thousand includes $30 thousand of expenditures which are not attributable to the How Mine, the Redwing Mine, or the Mazowe Mine.

Components of Results of Operations

Revenue

Our revenue from operations is comprised primarily of the sale of gold. Additional revenues from operations include royalties received from third-party miners contracted to mine surface level ore. All revenues recognized from the sale of gold are attributable to a single customer, Fidelity Gold Refinery, LTD.

Production costs

Production costs consist of mine labor costs, stores costs, electricity costs, bullion transportation costs, fuel issue costs, bullion refinery charges, and repairs and renewals costs.

Depreciation and amortization

Depreciation and amortization primarily consists of depreciation of property, plant and equipment involved in the extraction of gold, as well as exploration expenditures and exploration licenses, which are depreciated over the life of the mine.

Royalties

Royalties primarily consist of the 5% royalty paid on gold sales refined in-country remitted to the Zimbabwean government under the Mines and Minerals Act.

Other income

Other income primarily consists of scrap sales, income associated with insurance proceeds and rental income.

Administrative expenses

Administrative costs primarily consist of staff costs, general and administrative charges, share-based payments, welfare costs, fines and penalties, directors’ fees, audit fees, consultancy fees and other items.

Allowance for credit losses, net of recoveries

The allowance for credit losses primarily relate to the receivables from royalty revenues recognized on the arrangements with third-party miners contracted to mine surface level ore.

Change in fair value of earnout liability

Change in fair value of earnout liability is related to the periodic remeasurement of the earnout liability at each period-end, as the earnout liability has been classified as a derivative liability under IAS 32.

Change in fair value of warrants

Change in fair value of warrants is related to the periodic remeasurement of the warrants at each period-end, as the warrants have been classified as derivative liabilities under IAS 32.

Sharelisting under IFRS 2

Sharelisting expenses are in relation to the business combination and consist of the excess fair value of the equity interests issued to Red Rock over the fair value of Red Rock’s identifiable net assets.

Disposal of investment

A disposal of investment loss was recognized for the year ended December 31, 2023 in relation to the Company’s sale of 100% of its equity interest in Motapa Mining Company UK Limited (“Motapa Sale”) to Caledonia Mining Corporation PLC (“Caledonia”) in 2022 in exchange for cash and a note receivable. The disposal on investment loss recognized is related to arrangements entered with third-parties through which the Company sold its interest in the note receivable from Caledonia.

Related party credit loss

The related party credit losses relate to amounts loaned to Metallon Corporation Limited which were later deemed unrecoverable.

Foreign exchange gain

Our functional currency is the United States Dollar, and a majority of revenue was received in the United States Dollar. Foreign exchange gains primarily relate to amounts settled in local currency.

Impairment

Our impairment costs consist of write-downs of the fair value of non-financial assets other than inventories and deferred tax assets. These costs primarily consist of impairment charges related to our capital assets including shafts, surface plant and equipment, and pre-production assets.

Finance cost

Our finance costs consist of interest on borrowings, the unwinding of the discount relating to the provision for rehabilitation costs, and finance charges on trade payables and other payables.

Financial Guarantee Remeasurement

Our financial guarantee remeasurement relates to the reversal of loss allowances recognized on a financial guarantee.

Income tax expense

We are subject to tax in multiple jurisdictions, including those in Zimbabwe, the U.K., and the Cayman Islands. The tax jurisdictions in which we operate have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income in each jurisdiction, changes in the valuation allowance on our deferred tax assets, and changes in tax laws.

Results of Operations

Comparison of the results of operations for the Six Months Ended June 30, 2025, and June 30, 2024

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2025, compared to the six months ended June 30, 2024.

	Six Months ended June 30,
(In thousands, except for percentages)	2025	2024	$ Change	% Change
Revenue	$36,383	$41,917	(5,534)	(13)%
Production costs	(18,460)	(19,019)	559	(3)%
Depreciation and amortization	(2,656)	(1,666)	(990)	59%
Royalties	(1,817)	(2,089)	272	(13)%
Gross profit	13,450	19,143	(5,693)	(30)%
Other income	212	561	(349)	(62)%
Administrative expenses	(15,706)	(7,864)	(7,842)	100%
Change in fair value of earnout liability	56,832	—	56,832	—
Change in fair value warrants	3,437	—	3,437	—
Listing expense	(65,381)	—	(65,381)	—
Allowance for credit losses	(12)	(23)	11	(48)%
Impairment	(185)	—	(185)	—
Foreign exchange gain/(loss)	(50)	654	(704)	(108)%
Operating profit/(loss) before interest and taxation	(7,403)	12,471	(19,874)	(159)%
Finance cost	(828)	(1,057)	229	(22)%
Related party credit loss	(3)	(552)	549	99%
Interest income	8	—	8	—
Financial guarantee remeasurement	—	2,746	(2,746)	(100)%
Profit/(loss) before taxation	(8,226)	13,608	(21,834)	(160)%
Income tax expense	(3,673)	(4,433)	760	17%
Profit/(loss) for the period	$(11,899)	$9,175	$(21,074)	(230)%

The following table provides summarized financial information for our reportable segments for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.

	Six months ended June 30,
(In thousands, except for percentages)	2025	2024	$ Change	% Change
How Mine
Revenue	$36,383	$41,790	$(5,407)	(13)%
Production costs	(18,460)	(19,007)	547	(3)%
Depreciation and amortization	(2,635)	(1,643)	(992)	60%
Royalties	(1,817)	(2,088)	271	(13)%

Mazowe Mine
Revenue	—	—	—	—
Production costs	—	—	—	—
Depreciation and amortization	(17)	(23)	6	(26)%
Royalties	—	—	—	—

Redwing Mine
Revenue	—	127	(127)	(100)%
Production costs	—	(12)	12	(100)%
Depreciation and amortization	(4)	—	(4)	—
Royalties	—	(1)	1	(100)%

Revenue

Our revenue decreased by $5.5 million, or 13%, to $36.4 million during the six months ended June 30, 2025, from $41.9 million during the six months ended June 30, 2024, primarily driven by gold grade reduction, from 2.8 g/t Au to 1.9 g/t Au, or 32%, at How Mine. With stable tonnage, the grade decline was partially mitigated by the increase of the average net realized gold prices from $2,023 per ounce to $2,827 per ounce, or 40%.

Mazowe Mine was inactive during the six months ended June 30, 2024, and 2025, and therefore had no production or revenue.

Production costs

Our production costs, primarily attributable to How Mine, decreased by $0.6 million, or 3%, to $18.5 million during the six months ended June 30, 2025, from $19.0 million during the six months ended June 30, 2024. Production costs remain in line with stable tonnage milled (-1%) and represented approximately 51% of our revenue for the six-month period ended June 30, 2025, as opposed to 45% of our revenue during the six-month period ended June 30, 2024.

Depreciation and amortization

Our depreciation and amortization expense increased by $1.0 million, or 59%, to $2.7 million during the six months ended June 30, 2025, from $1.7 million during the six months ended June 30, 2024, primarily related to updated life of mine and rehabilitation costs estimates that resulted in additions to property, plant and equipment assets. Depreciation and amortization represented approximately 7% of our revenue during the six-month period ended June 30, 2025, as opposed to 4% of our revenue during the six-month period ended June 30, 2024.

Royalties

Our royalties expense decreased by $0.3 million, or 13%, to $1.8 million during the six months ended June 30, 2025, from $2.1 million during the six months ended June 30, 2024, in line with our sales of gold extracted from How Mine. Royalties represented approximately 5% of our revenue for the six-month periods ending June 30, 2025, and 2024.

Other income

Our other income decreased by $0.3 million, or 62%, to $0.2 million during the six months ended June 30, 2025, from $0.6 million during the six months ended June 30, 2024, primarily driven by decreased milling recoveries and royalties income from third parties using the Mazowe mine production facilities.

Administrative expenses

Administrative expenses increased by $7.8 million during the six months ended June 30, 2025, or 100%, to $15.7 million from $7.9 million during the six months ended June 30, 2024, driven by non-recurring transaction costs of $10.2 million mitigated by some reduction in general and administrative costs and staff costs.

Share-listing expenses under IFRS 2

The Business Combination was accounted for under IFRS 2, resulting in a listing expense of $65.4 million recognized in the consolidated statements of profit or loss for the six months ended June 30, 2025. This expense reflects the excess fair value of the equity interests issued to Red Rock over the fair value of Red Rock’s identifiable net assets, measured at the closing market price of $11.40 per share. The total consideration issued amounted to approximately $44.8 million, while the net liabilities of Red Rock were valued at $20.6 million.

Fair value impacts of warrants and earnout

Warrants

In connection with the closing of the Business Combination, the Company issued warrants to replace each of the then outstanding SPAC Warrants, effectively converting each SPAC Warrant into a right to acquire Namib Ordinary Shares. Classified as derivative liabilities under IAS 32, these warrants reflected changes in fair value in earnings. As of June 30, 2025, the fair value of the warrants decreased to $3.6 million from $7.1 million on June 5, 2025, resulting in a remeasurement gain of $3.4 million due to fluctuations in warrant prices.

Earnout shares

Following the Business Combination, the Former Greenstone Shareholders may receive up to 30 million additional Ordinary Shares over eight years, contingent upon achieving specific operational and valuation milestones. This earnout arrangement is classified as a derivative financial liability and will be revalued each reporting period, with changes recorded in profit or loss. As of June 5, 2025, the earnout liability was recognized at a total fair value of $168.7 million, comprising $57.0 million as a short-term liability and $111.7 million as a long-term liability. By June 30, 2025, the fair value of the earnout liability decreased to $111.9 million, reflecting a remeasurement gain of $56.8 million due to changes in the expected achievement of milestones and stock price fluctuations.

Impairment

Our impairment costs consist of write-downs of non-financial assets other than inventories and deferred tax assets. This impairment ($0.2 million during the six-month period ended June 30, 2025) primarily consists of the write-down of the rehabilitation provision.

Foreign exchange gain

Foreign exchange loss was $0.1 million during the six months ended June 30, 2025, compared to a gain of $0.7 million during the six months ended June 30, 2024, driven by fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Company’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the Redwing and Mazowe Mines which are denominated in ZWL. The Zimbabwean dollar has experienced many fluctuations due to economic factors, hyperinflation, and monetary policy decisions made by the Zimbabwean government and the Reserve Bank of Zimbabwe.

Operating profit/(loss)

Operating loss before interest and taxation during the six months ended June 30, 2025, was ($7.4 million), impacted by the Nasdaq listing transaction. Nasdaq listing transactions are composed of non-recurring transaction cash expense of $10.2 million and Listing non-cash expense of $5.1 million (composed of listing expense (non-recurring), change in fair value of earnout and warrants).

Finance Costs

Finance costs decreased by $0.2 million to $0.8 million during the six months ended June 30, 2025, compared to $1.1 million during the six months ended June 30, 2024, driven by lower provision for rehabilitation costs.

Comparison of the results of operations for the Year Ended December 31, 2024 and the Year Ended December 31, 2023

The following table sets forth a summary of our consolidated results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.

	Year Ended December 31,
(In thousands, except for percentages)	2024	2023	$ Change	% Change
Revenue	$85,882	$65,063	$20,819	32%
Production costs	(38,671)	(36,742)	(1,929)	5%
Depreciation and amortization	(4,141)	(2,705)	(1,436)	53%
Royalties	(4,281)	(3,159)	(1,122)	36%
Gross profit	38,789	22,457	16,332	73%
Other income	716	3,915	(3,199)	(82)%
Administrative expenses	(20,101)	(8,992)	(11,109)	124%
Allowance for credit losses	(13)	(1,283)	1,270	(99)%
Impairment	(5,724)	—	(5,724)	N/A
Foreign exchange gain	1,016	1,458	(442)	(30)%
Operating profit	14,683	17,555	(2,872)	(16)%
Finance cost	(1,522)	(2,415)	893	(37)%
Disposal on investment	—	(41)	41	(100)%
Related party credit loss	(1,426)	(6,818)	5,392	(79)%
Interest income	14	114	(100)	(88)%
Financial income	2,746	486	2,260	465%
Profit before taxation	14,495	8,881	5,614	63%
Income tax expense	(10,907)	(5,254)	(5,653)	108%
Profit for the year	$3,588	$3,627	$(39)	(1)%

The following table provides summarized financial information for our reportable segments for the year ended December 31, 2024, compared to results for the year ended December 31, 2023.

	Year Ended December 31,
(In thousands, except for percentages)	2024	2023	$ Change	% Change
How Mine
Revenue	$85,632	$63,069	$22,563	36%
Production costs	(38,648)	(36,501)	(2,147)	6%
Depreciation and amortization	(4,057)	(2,647)	(1,410)	53%
Royalties	(4,279)	(3,153)	(1,126)	36%

Mazowe Mine
Revenue	—	—	—	—
Production costs	—	—	—	—
Depreciation and amortization	(81)	(57)	(24)	42%
Royalties	—	—	—	—

Redwing Mine
Revenue	250	1,994	(1,744)	(87)%
Production costs	(23)	(241)	218	(90)%
Depreciation and amortization	(3)	(1)	(2)	200%
Royalties	(2)	(6)	4	(67)%

Revenue

Our revenue increased by $20.8 million, or 32%, to $85.9 million in 2024 from $65.1 million in 2023, primarily driven by an increase in production and the price of gold. We increased production by 8%, from 34.1 thousand to 36.7 thousand ounces, and average net realized gold prices increased by $409, from $1,776 per ounce to $2,185 per ounce, or 23%.

Revenue for the How Mine increased by $22.6 million, or 36%, to $85.6 million in 2024 from $63.1 million in 2023, primarily driven by an increase in production and the price of gold. We increased production by 9%, from 33.7 thousand to 36.6 thousand ounces, and average net realized gold prices increased by $411, from $1,774 per ounce to $2,185 per ounce, or 23%.

Nominal revenues were recognized in 2023 and 2024 for the Redwing Mine through access to surface level ore, under an arrangement with a third-party miner. These amounts aren’t reflective of the expected operating capacity of the mine.

The Mazowe Mine was inactive in 2023 and 2024 and therefore had no production or revenue.

Production costs

Our production costs, primarily attributable to the How Mine, increased by $1.9 million, or 5%, to $38.7 million in 2024 from $36.7 million in 2023, primarily driven by the total increase in tonnage milled of 5%, directionally in line with the increase in production of 8%. Production costs accounted for approximately 45% of our revenue in 2024, as opposed to 56% of our revenue in 2023.

Depreciation and amortization

Our depreciation and amortization expense increased by $1.4 million, or 53%, to $4.1 million in 2024 from $2.7 million in 2023, primarily related to updated LOM and rehabilitation costs estimates that resulted in additions to property, plant and equipment assets. Depreciation accounted for approximately 5% of our revenue in 2024, as opposed to 4% of our revenue in 2023.

Royalties

Our royalties expense increased by $1.1 million, or 36%, to $4.3 million in 2024 from $3.2 million in 2023, primarily driven by increased royalties paid on increased revenues from sales of gold extracted from the How Mine. Royalties accounted for approximately 5% of our revenue in 2024 compared to 5% in 2023.

Other income

Our other income decreased by $3.2 million, or 82%, to $0.7 million in 2024 from $3.9 million in 2023, primarily driven by decreased milling recoveries and royalties income from third parties using the Mazowe mine production facilities.

Administrative expenses

Administrative expenses increased by $11.1 million in 2024, or 124%, to $20.1 million in 2024 from $9.0 million in 2023, primarily driven by an increase in general and administrative costs, staff costs, and fuel.

Allowance for credit losses

Our allowance for credit losses decreased by $1.3 million in 2024, or 99%, to $0.0 million in 2024 from $1.3 million in in 2023. The 2023 balance related to a subcontracting arrangement through which the Company earned a royalty on precious metals extracted by a third-party miner from the Redwing mine.

Impairment

Our impairment loss for 2024 was $5.7 million related to updated LOM and rehabilitation cost estimates which led to additions to property, plant and equipment assets, of which $5.4 million was immediately impaired as it related to the suspended and impaired Redwing and Mazowe mines. The remaining $0.3 million was attributable to the impairment of plant equipment at Mazowe mine. We did not impair any assets in 2023.

Foreign exchange gain

Foreign exchange gain decreased by $0.4 million, or 30%, to $1.0 million in 2024 from $1.5 million in 2023, primarily driven by fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Company’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the Redwing and Mazowe Mines which are denominated in ZWL. The Zimbabwean dollar has experienced many fluctuations due to economic factors, hyperinflation, and monetary policy decisions made by the Zimbabwean government and the Reserve Bank of Zimbabwe.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included cash from operating activities, cash on hand, and debt.

As of June 30, 2025, our current liabilities due within one year are trade and other payables of $44.9 million, current tax payable of $8 million, excise tax payable of $3.6 million, borrowings of $1.3 million, a bank overdraft of $1.0 million, and earnout liabilities of $37.8 million. This represents a total of $96.5 million due within one year, compared to a total of $46.0 million due within the same period as of December 31, 2024. Our current assets as of June 30, 2025, totaled $13.1 million, compared to $9.0 million as of December 31, 2024.

The Group has historically been profitable, generating positive net earnings and positive operating cash flows, and able to satisfy its obligations when due. Management anticipates that the Group will continue to be able to meet its liquidity requirements based on the Group’s cash flows projections indicating the same for the next two years. The Group’s cash flows projections indicate working capital improvements over the next two years resulting from the Group’s planned increase in gold production at the How Mine which, in tandem with rising gold prices, result in increased profitability and increased cash flows. Current losses for the six months ended June 30, 2025 are driven by the non-recurring transaction costs, representing $10.2 million, and the non-cash listing transactions (shares listing expense (non-recurring), earnout and warrants) representing a $5.1 million.

In September 2023, the Company entered into an agreement with Africorp Solutions and Advisory Ltd (“Africorp”) to guarantee $3.2 million of Metallon Corporation Limited’s outstanding loans with Africorp (the “Guarantee”). As of December 31, 2024, the Company was released of all obligations under the Guarantee.

In 2021, the Group entered into a $4.0 million Facility Agreement (the “2021 Facility”) with African Banking Corporation of Zimbabwe Limited (“ABC Banc”). As of December 31, 2024, there was approximately $0.7 million outstanding under the 2021 Facility. See Note 23 “Borrowings” of Greenstone’s audited consolidated financial statements, included elsewhere in this prospectus.

In July 2024, the Company entered into a $1.0 million Facility Agreement (the “Overdraft Facility”) with ABC Banc and drew $1.0 million under the Overdraft Facility. On December 9, 2024, the Company entered into a $4.0 million facility agreement (the “2024 Facility”) with ABC Banc which replaced the 2021 Facility and the Overdraft Facility in their entirety. The 2024 Facility rolled the borrowings outstanding at the time under the 2021 Facility and the Overdraft Facility of $0.5 million and $1 million, respectively, into the 2024 Facility, and provided an additional $4.0 million available to be drawn in term loans until September 30, 2025 expiring 36 months from drawdown. The 2024 Facility was entered into to finance capital expenditures. The Company drew $2.0 million of the available 2024 Facility amount of $4.0 million on December 18, 2024. Subsequently in 2025, the Group drew $2.0 million of the available 2024 Facility amount of $2.0 million. As of June 30, 2025, the facility was fully drawn and there was approximately $3.5 million outstanding under the 2024 Facility, an increase of $1.5 million as of December 31, 2024.

The 2024 Facility provides for restrictive covenants, including limitations on additional debt, the maintenance of a debt service cover ratio, and limitations on certain liens. The interest rate on borrowings under the 2024 Facility is based on the base lending rate quoted by ABC Banc.

Our commitments as of December 31, 2024 included minimal short-term lease contracts as of December 31, 2024, and purchase commitments for plant, property, and equipment in the aggregate of $1.4 million for the year ended December 31, 2024. Our commitments as of June 30, 2025 are composed of purchase commitments for plant, property, and equipment in the aggregate of $2.8 million.

Cash Flows

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

	Period ended June 30,
(In thousands)	2025	2024
Net cash provided by operating activities	$5,771	$11,396
Net cash used in investing activities	(5,647)	(3,681)
Net cash provided by/(used in) financing activities	528	(6,654)
Net increase/(decrease) in cash and cash equivalents	652	1,061
Effect of exchange rate fluctuation on cash and cash equivalents	(17)	(21)
Cash and cash equivalents at the beginning of year	(315)	278
Cash and cash equivalents, net as of period end	$320	$1,318

Net cash provided by operating activities

Net cash provided by operating activities decreased by $5.6 million, or 49%, to $5.8 million during the six months ended June 30, 2025, compared to $11.4 million during the six months ended June 30, 2024, primarily reflecting the operating profit reduction driven by the lower gold grade.

Net cash used in investing activities

Net cash used in investing activities increased by $2.0 million, or 53%, to $5.6 million during the six months ended June 30, 2025, compared to $3.7 million during the six months ended June 30, 2024, primarily reflecting increased capital expenditures related to exploration, construction and development, and infrastructure concentrated on How Mine.

Net cash used in financing activities

Net cash provided by financing activities was $0.5 million during the six months ended June 30, 2025, compared to $6.7 million used during the six months ended June 30, 2024, primarily resulting from our borrowings increase ($1.0 million), and the absence of dividends payment compared to the prior year.

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

	Year Ended December 31,
(In thousands)	2024	2023
Net cash provided by operating activities	$19,131	$14,921
Net cash used in investing activities	(10,065)	(5,625)
Net cash used in financing activities	(9,651)	(9,066)
Net increase/(decrease) in cash and cash equivalents	(585)	230
Effect of exchange rate fluctuation on cash and cash equivalents	(8)	(11)
Cash and cash equivalents at the beginning of year	278	59
Cash and cash equivalents, net at the end of year	$(315)	$278

Net cash provided by operating activities

Net cash provided by operating activities increased by $4.2 million, or 28%, to $19.1 million in 2024 compared to $14.9 million in 2023, primarily reflecting increased sales and decreased costs as a percentage of sales, which contributed to an increase in operating cash flows.

Net cash used in investing activities

Net cash used in investing activities increased by $4.4 million, or 79%, to $10.0 million in 2024 compared to $5.6 million in 2023, primarily reflecting increased capital expenditures related to exploration, construction and development, and infrastructure related to our mines.

Net cash used in financing activities

Net cash used in financing activities increased by $0.6 million, or 6%, to $9.7 million in 2024 compared to $9.1 million in 2023, primarily reflecting dividend payments and payments made on long-term debt and short-term borrowings.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported number of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates and assumptions could have a material impact on the Company’s consolidated financial statements. Management periodically reviews the Company’s estimates and makes adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations will be affected.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The Company believes that its critical accounting policies reflect the more significant estimates and assumptions used in the preparation of its consolidated financial statements. The critical accounting policies, judgments and estimates should be read in conjunction with the Company’s consolidated financial statements and the notes thereto and other disclosures included elsewhere in this prospectus.

Our significant accounting policies are described in Note 3 to Namib Minerals’ unaudited consolidated interim financial statements and in Note 3 to Greenstone’s audited consolidated financial statements, included elsewhere in this prospectus. Our critical accounting policies are described below.

Revenue Recognition

Revenue from the sale of precious metals is recognized at the point in time when control is transferred to the refinery, and the receipt of proceeds is substantially assured. We measure revenue based on the metal price at the transaction date, reflecting the consideration we are entitled to in exchange for the goods transferred.

Impairment of Financial Assets and Property, Plant, and Equipment

We assess our financial assets and property, plant, and equipment for impairment at each reporting date. This process involves judgments about whether there is observable data indicating a measurable decrease in estimated future cash flows. For financial assets, we use historical experience, external indicators, and forward-looking information to calculate expected credit losses. For property, plant, and equipment, impairment reviews are conducted when there are indications that the carrying amount may not be recoverable. The recoverable amount is based on the higher of value in use and fair value less costs to sell, which are derived from estimates of future cash flows, commodity prices, and production costs.

Depreciation and amortization

Mining assets, which includes infrastructure, property plant and equipment, and buildings used in mining production, are depreciated on a straight-line basis over the life of the mine. Estimating the quantities of economically recoverable ore reserves and mineral resources used in the life of mine estimate is inherently uncertain.

Assumptions about commodity prices, exchange rates, production costs, and recovery rates are subject to change and can significantly affect the economic viability of our reserves. These changes could impact depreciation and amortization rates, asset carrying values, and our provision for rehabilitation costs. Our estimates are based on the best available information and are reviewed periodically to reflect the latest data and economic conditions.

Provision for Rehabilitation Cost

As a mining company, we recognize a provision for rehabilitation costs when there is a present obligation under environmental laws and our social responsibility commitments to remediate environmental disturbances caused by our mining activities. The determination of these provisions is complex and requires management to make significant judgments about the future outflow of resources to settle these obligations. We estimate the costs based on current legal requirements and our understanding of the extent of the disturbance. These estimates are reviewed regularly to ensure that the carrying amount aligns with the fair value at the end of the reporting period. Any changes in the fair value estimates are recognized in profit or loss and accumulated in the rehabilitation reserve, reflecting the inherent risks and uncertainties of such obligations.

Exploration and Evaluation Assets

We recognize that the value of our exploration and evaluation assets are based in future events and circumstances, including our mining projects’ future technical feasibility and commercial viability. These assumptions may change as new information becomes available; in which case we assess if the recovery of expenditures is unlikely. The recoverable amount is dependent on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations.

New Accounting Standards

New accounting standards are described in Note 3 to Namib Minerals’ unaudited consolidated interim financial statements and in Note 3 to Greenstone’s audited consolidated financial statements, included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The primary market risk we are exposed to are the prevailing market prices of gold and silver. These prices fluctuate for many reasons, including speculative positions taken by investors or traders in gold, monetary policies announced or implemented by central banks, including the U.S. Federal Reserve, changes in the demand for gold as an investment or as a result of leasing arrangements, and changes in the demand for gold used in jewelry and for other industrial uses, including as a result of prevailing economic conditions. Generally, we sell our products at current market price and do not enter into hedging arrangements.

We operate on an international scale and engage in transactions denominated in the U.S. dollar, Zimbabwean dollar, South African Rand, and more recently, ZiG. As a result, we are exposed to market risks associated with currency exchange rate fluctuations. The volatility of currency exchange rates may lead to significant fluctuations in our financial results from period to period. We recognize gains and losses from currency exchange rate movements in our financial statements, which can materially affect our net income. Operations in Zimbabwe expose us to risks related to hyperinflationary conditions. Zimbabwe has experienced significant economic challenges, including high inflation rates, currency devaluation, and currency changes evidenced by the reintroduction of the Zimbabwean dollar in 2019 as the sole legal tender, followed in 2024 by the monetary policy update requiring the ZiG to be used by all entities in Zimbabwe effective April 8, 2024. These factors contribute to a highly unpredictable operating environment, with frequent changes in monetary and exchange rate policies that can affect the stability and convertibility of the local currency. Additionally, our expenses paid in the Zimbabwean dollar, such as production labor costs, are likely to fluctuate greatly as the exchange rate between that and the U.S. dollar changes. It is important to note that while we strive to manage our currency risk effectively, there is no assurance that our efforts will fully mitigate currency and exchange risks. We analyze our sensitivity of income to foreign exchange rate changes. In this analysis, if there is a 5% strengthening or weakening of the ZiG local currency against the U.S. Dollar functional currency, we estimate that there would be either a $65,000 increase (in case of a 5% strengthening) or a $65,000 decrease (in case of a 5% weakening) to our profit for the year ended December 31, 2024.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes summaries of transactions or agreements, since January 1, 2022, to which the Company has been a party, and in which any of its directors and executive officers, or affiliates of any of the foregoing persons, had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Management” or “Security Ownership of Certain Beneficial Owners and Management.”

Relationship with the SelliBen Trust

As of July 29, 2025, the SelliBen Trust owned approximately 63.7% of the issued and outstanding Ordinary Shares. Three Rivers PTC Limited (“Three Rivers”) is the trustee of the SelliBen Trust, and Tulani Sikwila, our Chief Financial Officer and Director, is one of four members of the board of directors of Three Rivers. Tulani Sikwila and our other executive officers, Ibrahima Tall and Siphesihle Mchunu, are directors of Standard Telecom Congo, private company and indirect majority-owned subsidiary of the SelliBen Trust.

The Issuance of Earnout Shares Pursuant to the Business Combination Agreement

The Business Combination Agreement provides that, during the Company Earnout Period, the Company is obligated to issue, in addition to the Ordinary Shares issued at the Closing, up to 30.0 million Ordinary Shares to the Former Greenstone Shareholders, including the SelliBen Trust, entities controlled by our executive officers, and Khumalo, a holder of greater than 5% of our Ordinary Shares, upon and subject to achievement of the following milestones:

(i)     1.0 million Ordinary Shares, when the Company delivers a bankable feasibility study for the Mazowe Mine;

(ii)    4.0 million Ordinary Shares, if the Mazowe Mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting);

(iii)   1.0 million Ordinary Shares, when the Company delivers a bankable feasibility study for the Redwing Mine;

(iv)   4.0 million Ordinary Shares, if the Redwing Mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting); and

(v)    10.0 million Ordinary Shares, if the net present value of certain exploration projects in the DRC, as identified in a bankable feasibility study, is greater than or equal to $1.0 billion, with an additional 10.0 million shares if such net present value is greater than or equal to $2.0 billion

Upon the occurrence of a change of control (as defined in the Business Combination Agreement) of the Company during the Company Earnout Period, then all milestones described above will be deemed to have been satisfied and all Earnout Shares that have not been previously issued will be issued to the Former Greenstone Shareholders effective as of immediately prior to the consummation of such change of control. A copy of the Business Combination Agreement has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Shareholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the SelliBen Trust, Red Rock, and Greenstone entered into a shareholder support agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, the SelliBen Trust agreed to (a) vote all shares of Greenstone held by the SelliBen Trust in favor of the Business Combination Agreement, the Business Combination and any related actions, and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Business Combination in any material respect or the failure of any closing conditions of the Business Combination Agreement, (b) adopt prior to the Closing a written resolution approving the Business Combination Agreement and the other transaction documents and approving the Business Combination and adopting the Company Organizational

Documents to be in effect as of the Closing, (c) take all actions reasonably necessary to consummate the Business Combination, and (d) not transfer any shares of Greenstone held by the SelliBen Trust, subject to certain exceptions. The Shareholder Support Agreement terminated in connection with Closing.

Registration Rights and Lock-up Agreement

On the Closing Date and in connection with the Business Combination, the Company, the Initial Shareholders, and certain Former Greenstone Shareholders, consisting of the SelliBen Trust, Khumalo and entities controlled by our executive officers (collectively, the “Holders”) entered into the Registration Rights and Lock-up Agreement pursuant to which, among other things, the Company granted the Holders customary demand and piggyback registration rights. In addition, the Holders, other than Khumalo, agreed not to transfer for a period of 12 months after the Closing any equity in the Company acquired by such person in connection with the Business Combination (such equity, “Lock-up Shares”), subject to certain exceptions, including the transfer of the Sponsor Warrants (and the Ordinary Shares underlying such Warrants), the Polar Shares, and 800,000 Ordinary Shares initially held by the SPAC Sponsor, provided that (x) 50% of the Lock-up Shares will be released on such date on which the last reported sale price of the Ordinary Shares equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; and (y) the other 50% of the Lock-up Shares will be released on the date on which the last reported sale price of the Ordinary Shares equals or exceeds $15.00 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date. A copy of the Registration Rights and Lock-up Agreement has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Agreement for the Purchase of BMC

Greenstone entered into a Share Purchase Agreement, dated June 17, 2024, as amended on January 17, 2025 (the “BMC Purchase Agreement”), with Metallon Corporation Limited, a company incorporated in England and Wales and undergoing insolvency proceedings (the “Administration”) in the U.K. (“Metallon”), the appointed administrators of Metallon (the “Administrators”), Khumalo, and the SelliBen Trust (together with Khumalo, the “Guarantors”), pursuant to which, among other things, Metallon sold all of the shares of BMC to Greenstone in exchange for consideration of approximately £53.2 million (the “Purchase Price”) to be paid by the Guarantors. The Guarantors controlled an aggregate of 84% of Metallon prior to its administration. Under the terms of the BMC Purchase Agreement, the Guarantors have agreed to indemnify and keep the Administrators, Metallon, and Greenstone fully indemnified, for a period of six years, against any and all claims or expenses arising directly or indirectly in connection with the purchase of BMC pursuant to the BMC Purchase Agreement.

Under the BMC Purchase Agreement, the Guarantors are responsible for payment of the Purchase Price, which to date has not been satisfied. However, certain Ordinary Shares held by the SelliBen Trust are held as security for the Guarantors’ obligations under the BMC Purchase Agreement. Notwithstanding the outstanding obligations of the Guarantors, Greenstone is the registered owner of all of the shares of BMC in accordance with the terms of the BMC Purchase Agreement. The Administration may not be completed until, among other things, the Purchase Price has been satisfied and all third-party creditor liabilities of Metallon have been discharged in accordance with and in satisfaction of the Administration. See “Risk Factors — Risks Related to Our Business, Operations and Industry — Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential that may have a material adverse effect on the Company’s assets and operations.”

Guarantors’ Indemnification

The Guarantors have agreed to indemnify the Company, Greenstone, and their respective officers and directors in connection with any actions of the Guarantors or their affiliates taken prior to the Closing. Any claims made by the liquidator of a former majority shareholder of Metallon (which was under common control with Metallon) relating to such actions are expressly included in the scope of the indemnity. See “Risk Factors — Risks Related to Our Business, Operations and Industry — Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims that may have a material adverse effect on the Company’s assets and operations.”

Guarantee of Metallon Debt by BMC

In September 2023, BMC granted a security interest in all of the shares of Gold Fields of Mazowe (UK) Limited, which holds all of the shares of the Mazowe Mining Company, in connection with a guarantee of certain outstanding debt of Metallon owed to Africorp Solutions and Advisory (PTY) Ltd. The security interest was released and the guarantee was terminated in June 2024. See Note 30 “Financial Guarantee” of Greenstone’s consolidated audited financial statements as of and for the years ended December 31, 2024, and 2023, included elsewhere in this prospectus.

Guarantee of How Mining Debt by Metallon

On December 1, 2021, the How Mining Company entered into a $4 million Facility Agreement (the “2021 Facility”) with African Banking Corporation of Zimbabwe Limited (“ABC Banc”) which was guaranteed by Metallon (the “Metallon Guarantee”). See Note 23 “Borrowings” of Greenstone’s consolidated audited financial statements as of and for the years ended December 31, 2024, and 2023, included elsewhere in this prospectus. On July 8, 2024, the How Mining Company entered into a $1 million overdraft Facility Agreement (the “Overdraft Facility”) with ABC Banc. On December 9, 2024, the How Mining Company entered into a $4 million Facility Agreement (the “2024 Facility”) with ABC Banc that was guaranteed by the Metallon Guarantee and replaced both the 2021 Facility and the Overdraft Facility. The aggregate borrowings of $1.5 million outstanding under the 2021 Facility and the Overdraft Facility were rolled into the 2024 Facility, and the 2024 Facility provided an additional $4.0 million available to be drawn. As of June 30, 2025, there was approximately $3.5 million outstanding thereunder.

Payment of Employees, Short-term Borrowings, and General Administrative Expenses

BMC and Metallon have historically incurred various general and administrative expenses on behalf of each other. As of June 30, 2025 and December 31, 2024, Greenstone recorded a receivable on its balance sheet of approximately $0.3 million and $0.8 million, respectively, for general administrative expenses the Company incurred on behalf of Metallon, Metallon Management Services (“MMS”), a wholly owned subsidiary of Metallon, and Metallon Corporation Limited (US), of which Khumalo is a significant shareholder, and the Company recorded a liability of approximately $2.3 million and $3.4 million as of December 31, 2023 and 2024, respectively, related to general administrative expenses that were paid by Metallon, MMS and Metallon Gold Zimbabwe, an affiliate of Metallon, on behalf of Greenstone. The Company did not record any such liability as of June 30, 2025. See Note 27 “Related party balances and transactions” of the Company’s unaudited consolidated interim financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024 and Greenstone’s consolidated audited financial statements as of and for the years ended December 31, 2024 and 2023 included elsewhere in this prospectus. In addition, a wholly owned subsidiary of Metallon has historically paid certain executives of the Company.

BMC also issued short-term notes to various lenders that were secured by assets pledged by Metallon Gold Zimbabwe, an affiliate of Metallon. The aggregate outstanding amount of such short-term notes was $0.5 million as of December 31, 2024, and was $4,000 as of June 30, 2025.

Proceeds Related to Asset Sale

On November 1, 2022, BMC divested 100% of its equity interest in an entity which held mining rights in Zimbabwe for total consideration of $1.0 million in cash and a $7.3 million note receivable (the “Note Receivable”). BMC entered into arrangements in 2022 and 2023 with third-party purchasers to convey the Note Receivable to such third parties in exchange for cash payments (“Cash Arrangement Payments”). BMC agreed for Cash Arrangement Payments of $4.8 million and $2.2 million in 2023 and 2022, respectively, to be paid directly to Metallon to assist with its working capital needs. BMC recognized estimated credit losses of $4.8 million in 2023 and $2.2 million in 2022 for such payments due to solvency and liquidity concerns at Metallon. See Note 31 “Sale of Motapa” of Greenstone’s consolidated audited financial statements as of and for the years ended December 31, 2024, and 2023, included elsewhere in this prospectus.

Policy for related party transactions

Upon the Closing of the Business Combination, the Company Board adopted a written related party transaction policy (the “Policy”) that sets forth certain policies and procedures for the review and approval or ratification of related person transactions, a copy of which is included in the Corporate Governance section of the Company’s website. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus. The Policy is administered by the Company’s audit committee and requires pre-approval by the audit committee before the Company may enter into a transaction with a related party.

Under the Policy, a “related party” generally means: (i) any person who is, or at any time during the applicable period was, one of the Company’s executive officers, directors or nominee for director or any other key management personnel having authority and responsibility for planning, directing and controlling the activities of the Company; (ii) any person who is known by the Company to be the beneficial owner of more than 5% of the Ordinary Shares; (iii) any immediate family member of any of the foregoing; and (iv) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (i), (ii), (iii), or (iv) or over which such person is able to exercise significance influence (as defined therein).

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following section is a summary of certain material U.S. federal income tax consequences generally applicable to the ownership and disposition of the Company’s Ordinary Shares and Warrants (collectively “Securities”) by U.S. holders (as defined below). This discussion addresses only those U.S. Holders that hold their Securities as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•        financial institutions;

•        entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

•        insurance companies;

•        real estate investment trusts or regulated investment companies,

•        accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements;

•        investors who are U.S. expatriates, former U.S. citizens, or former long-term residents of the United States;

•        individual retirement or other tax-deferred accounts;

•        holders liable for alternative minimum tax;

•        holders that actually, indirectly, or constructively owns 5% or more of (i) the total combined voting power of all classes of the Company’s shares or (ii) the total value of all classes of the Company’s shares;

•        tax-exempt organizations;

•        dealers in securities, commodities, or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting;

•        persons holding Securities as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•        a U.S. holder whose functional currency is not the U.S. dollar; and

•        holders other than U.S. holders.

If an entity or arrangement treated as a partnership (or other pass-through entity or arrangement) for U.S. federal income tax purposes holds Securities, the tax treatment of the persons treated as partners (or other owners) in the partnership will depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities or arrangements) holding Securities and the partners (or other owners) in such partnerships (or other pass-through entities or arrangements) are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is based upon the Code, applicable treasury regulations thereunder, published rulings, and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local, and foreign laws, or federal laws other than those pertaining to U.S. federal income tax, are not addressed. Additionally, this discussion does not discuss the tax consequences under the alternative minimum tax or the Medicare surtax on net investment income. The Company does not intend to request any ruling from the U.S. Internal Revenue Service (the “IRS”) as to the U.S. federal income tax matters discussed herein.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Securities who or which is any of the following for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•        an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•        a trust, if (a) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

U.S. Federal Income Tax Treatment of the Company

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of the Cayman Islands, would be classified as a foreign corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may be treated as a U.S. corporation for U.S. federal income tax purposes if each of the following three conditions is met: (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation; (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (the “ownership test”). The ownership test is modified with respect to potential “third-country transactions” such that the ownership test will be met if, after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (the “modified ownership test”). The Business Combination is a potential third-country transaction, and if so treated, the modified ownership test will apply to determine whether the Company is treated as a U.S. corporation under Section 7874 of the Code. Further, the Treasury Regulations under Section 7874 further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 that are conducted as part of a plan or conducted over a 36-month period, making it more likely that Section 7874 will apply to a foreign acquiring corporation.

For purposes of Section 7874 of the Code, the first two conditions described above are expected have been met with respect to the Business Combination because the Company acquired indirectly all of the assets of SPAC through the SPAC Merger, and the Company, including its “expanded affiliated group,” was not expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 will apply to cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes following the SPAC Merger should depend on the satisfaction of the modified ownership test.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, it is expected that the Section 7874 ownership percentage of the SPAC stockholders in the Company should be less than 60% and thus the Business Combination is not expected to cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes or to otherwise be subject to Section 7874 of the Code. However, the calculations for determining share ownership for purposes of Section 7874 of the Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by changes to applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect), and subject to certain factual uncertainties. Furthermore, for purposes of determining the ownership percentage of former SPAC stockholders for purposes of Section 7874, among other adjustments required to be taken into account, former SPAC stockholders will be deemed to own an amount of Ordinary Shares in respect of certain redemptions by SPAC prior to the Business Combination. Accordingly, and given the inherently factual nature of the analysis, the Company has not sought a legal opinion from counsel in respect of the potential applicability of Section 7874 to the Business Combination, and there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes (and as a result holders of Securities were treated as holders of securities of a U.S. corporation), the Company and certain holders of Securities would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on the Company and future withholding taxes on certain holders of Securities, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

The remainder of this discussion assumes that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Ownership and Disposition of Ordinary Shares and Warrants

Distributions on Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution on Ordinary Shares that is made out of the Company current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. However, a non-corporate U.S. holder may be eligible for taxation at the lower rates applicable to long-term capital gain, provided that such dividends constitute qualified dividend income with respect to such U.S. holder. Qualified dividend income generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as Nasdaq, on which certain Ordinary Shares are listed), (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (as discussed below), and (iii) the U.S. holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock).

To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange. The Company may not maintain calculations of its earnings and profits under U.S. federal income tax principles and, therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income to them.

Sale, Exchange, Redemption, or Other Taxable Disposition of Securities

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such securities. Any gain or loss recognized by a U.S. holder on a taxable disposition of Securities generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares or such warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. holder’s tax basis in an Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. holder held the Warrant. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the Ordinary Shares received generally would equal the U.S. holder’s tax basis in the Warrants exercised therefor. If the cashless exercise were not a realization event, it is unclear whether a U.S. holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants. In such event, a U.S. holder could be deemed to have surrendered a number of warrants having an aggregate value (as measured by the excess of the fair market value of the Ordinary Shares over the exercise price of the Warrants) equal to the exercise price for the total number of Warrants to be exercised (i.e., the Warrants underlying the number of Ordinary Shares actually received by the U.S. holder pursuant to the cashless exercise). In this case, the U.S. holder would recognize capital gain or loss in an amount equal to the difference between the value of the Warrants deemed surrendered and the U.S. holder’s tax basis in such Warrants. Such gain or loss would be long-term or short-term, depending on the U.S. holder’s holding period in the Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Ordinary Shares received would equal the sum of the U.S. holder’s tax basis in the Warrants exercised and the exercise price of such Warrants.

It is unclear whether a U.S. holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. holder held the Warrant. Alternative characterizations are also possible (including as a taxable exchange of all of the Warrants surrendered by the U.S. holder for Ordinary Shares received upon exercise). Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If the Company redeems Warrants for cash pursuant to the terms thereof or if the Company purchases Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “Sale, Exchange, Redemption, or Other Taxable Disposition of Ordinary Shares or Warrants.”

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. holders of Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrant), which adjustment may be made as a result of a distribution of cash or other property to the holders of Ordinary Shares. Such constructive distribution to a U.S. Holder of Warrants would be treated as if such U.S. holder had received a cash distribution from the Company generally equal to the fair market value of such increased interest (taxed generally as described above under “Distributions on Ordinary Shares”).

Passive Foreign Investment Company Rules

The treatment of U.S. holders of the Securities could be materially different from that described above, if the Company is treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation, such as the Company, will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules either: (i) 75% or more of its gross income for such taxable year is passive income or (ii) 50% or more of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including generally cash, that produce passive income or are held for the production of passive income. Cash is generally a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. The determination of whether the Company is a PFIC is based upon the composition of the Company’s income and assets, (including, among others, corporations in which the Company owns at least a 25% interest), and the nature of the Company’s activities.

Whether the Company is a PFIC for any taxable year is a fact-intensive inquiry that depends, in part, upon the composition and classification of the Company’s income and assets from time to time. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of the Company is expected to depend, in part, upon (a) the market value of the Ordinary Shares and (b) the composition of the assets and income of the Company. A decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. Accordingly, there can no assurance that the Company will not be a PFIC for its current taxable year or any future taxable year.

If the Company is or becomes a PFIC during any year in which a U.S. holder holds Ordinary Shares, unless the U.S. holder makes a qualified electing fund (QEF) election or mark-to-market election with respect to the shares, as described below, a U.S. holder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of the Ordinary Shares and on any “excess distributions” received from the Company, regardless of whether the Company qualifies as a PFIC in the year in which such distribution is received or gain is realized. For this purpose, a pledge of the Ordinary Shares as security for a loan may be treated as a disposition. The U.S. holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. holder’s holding period). To compute the tax on excess distributions or on any gain, (i) the excess distribution or gain would be allocated ratably over the U.S. holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the first taxable year for which the Company was a PFIC would be taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year (i.e., at ordinary income tax rates) and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such prior year.

If the Company were to be treated as a PFIC, a U.S. holder may avoid the excess distribution rules described above by electing to treat the Company (for the first taxable year in which the U.S. holder owns any shares) and any lower-tier PFIC (for the first taxable year in which the U.S. holder is treated as owning an equity interest in such lower-tier PFIC) as a QEF. If a U.S. holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. holder will be required to include in gross income each year, whether or not the Company makes distributions (as capital gains), its pro rata share of the Company’s (and such lower-tier PFIC’s) net capital gains and its pro rata share of the Company’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains (as ordinary income). U.S. holders can make a QEF election only if the Company (and each lower-tier PFIC) provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. The Company does not expect to provide the information necessary for a U.S. holder to make a qualified electing fund election if the Company is classified as a PFIC.

As an alternative to making a QEF election, a U.S. holder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status by making an election to mark the Ordinary Shares to market annually. A U.S. holder may elect to mark-to-market the Ordinary Shares only if they are “marketable stock.” The Ordinary Shares will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” Nasdaq, where the Ordinary Shares are currently listed, is a qualified exchange for these purposes. The Ordinary Shares will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the Ordinary Shares are traded on at least 15 days during each calendar quarter.

The application of the PFIC rules to U.S. holders of Warrants is unclear. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of certain PFIC rules. Proposed Treasury Regulations under Section 1298(a)(4) of the Code, which were promulgated with a retroactive effective date, generally treat an “option” (which would include a Warrant) to acquire the stock of a PFIC as stock of the PFIC. However, no final Treasury Regulations are currently in effect under Section 1298(a)(4) of the Code. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognized on the taxable disposition of Warrants to be subject to the excess distribution regime discussed above. Additionally, final Treasury Regulations issued under the PFIC rules provide that the QEF election does not apply to options and no mark-to-market election is currently available with respect to options.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of the PFIC rules. If the Company is treated as a PFIC, each U.S. holder generally will be required to file a separate annual information return with the IRS with respect to the Company and any lower-tier PFICs.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Securities, subject to certain exceptions (including an exception for Securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets), with their tax return, for each year in which they hold Securities. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Securities.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of Ordinary Shares, and the proceeds received on the sale, exchange or redemption of Ordinary Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

CERTAIN MATERIAL CAYMAN ISLAND TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the Ordinary Shares and should not be construed as legal or professional tax advice. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence, or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Any payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate, or capital gains tax and no estate duty, inheritance tax, or gift tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of such shares. However, an instrument of transfer in respect of shares is stampable if executed in or brought into the Cayman Islands.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company limited by shares and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in substantially the following form:

The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the following undertaking is hereby given to the Company:

1.      That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    On or in respect of the shares, debentures or other obligations of the Company; or

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 30 years from the date hereof.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought into the jurisdiction of the Cayman Islands.

DESCRIPTION OF SECURITIES

Your rights as shareholders of Namib Minerals will be governed by the laws of the Cayman Islands and the Company Organizational Documents. We urge you to read the applicable provisions of Cayman Islands law and the Company Organizational Documents carefully and in their entirety because they describe your rights as a holder of Ordinary Shares.

The following description of the material terms of our securities includes a summary of specified provisions of the Company Organizational Documents. This description does not purport to be complete, and is subject, and qualified by reference, to the Company Organizational Documents. In this section, all capitalized terms used in this section are as defined in the Company Organizational Documents, unless elsewhere defined herein.

We are a Cayman Islands exempted company and our affairs are governed by the Company Organizational Documents, the Cayman Islands Companies Act and the common law of the Cayman Islands.

We are authorized to issue 500,000,000 ordinary shares, of a par value of $0.0001 each. We have one class of issued ordinary shares, the Ordinary Shares, which will have identical rights in all respects and shall rank pari passu with one another in all respects. As of the date of this prospectus, there are 53,677,429 Ordinary Shares issued and outstanding and 18,576,712 Warrants issued and outstanding. The Company’s Ordinary Shares and Warrants are listed on Nasdaq under the ticker symbols “NAMM” and “NAMMW,” respectively.

Ordinary Shares

General

Holders of Ordinary Shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed otherwise in this prospectus, none of the holders of Ordinary Shares have different voting rights from the other holders.

Unless specified in the Cayman Islands Companies Act, the Company Organizational Documents or applicable securities exchange rules, the affirmative vote of a majority of Ordinary Shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Company Organizational Documents. Such actions include amending the Company Organizational Documents and approving a statutory merger or consolidation with another company.

Holders of Ordinary Shares will not have any conversion, pre-emptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Ordinary Shares. There is no cumulative voting with respect to the election of directors.

Dividends

Our shareholders are entitled to receive ratable dividends when, as and if declared by the Company Board out of funds legally available therefor.

The payment of cash dividends in the future, if any, will be at the discretion of the Company Board and will depend upon such factors as revenues, earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by the Company Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of its business.

Even if the Company Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Company Board may deem relevant. In addition, the Company is a holding company and depends on the receipt of dividends and other distributions from its majority-owned entities, controlled entities and corporate joint venture to pay dividends on Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, the Company Board will consider, among other things:

•        our results of operations and cash flow;

•        our expected financial performance and working capital needs;

•        our future prospects;

•        our capital expenditures and other investment plans;

•        other investment and growth plans;

•        dividend yields of comparable companies globally;

•        restrictions on payment of dividend that may be imposed on us by financing arrangements; and

•        the general economic and business conditions and other factors deemed relevant by the Company Board and statutory restrictions on the payment of dividends.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Transfers of Shares

Subject to the restrictions contained in the Company Organizational Documents, the Registration Rights and Lock-up Agreement and the rules or regulations of Nasdaq or any relevant securities laws, any shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in any other form approved by our directors. However, our directors may, in their absolute discretion, decline to register any transfer of Ordinary Shares, subject to any applicable requirements imposed from time to time by the SEC and Nasdaq.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

•        the names and addresses of the members of the company, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number),

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member,

•        confirms the number and category of shares held by each member, and

•        confirms whether each relevant category of shares held by a member carries voting rights under the articles of association, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of the Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Calls on Shares and Forfeiture of Shares

The Company Board may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. If a call or instalment of a call remains unpaid after it has become due and payable the Company Board may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by us by reason of such non-payment. If the notice is not complied with, any Ordinary Shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Company Board. Such forfeiture shall include all dividends, other distributions or other monies payable in respect of the forfeited Ordinary Share and not paid before the forfeiture.

Redemption and Repurchase of Shares

Subject to the provisions of the Cayman Islands Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as our directors determine before the issue of the shares. We may also purchase our own shares (including any redeemable shares) on such terms and in such manner as the directors may determine and agree with the relevant shareholder(s).

Directors

Voting

The Company Organizational Documents provide that our directors may vote on resolutions relating to any contract or proposed contract or arrangement in which he/she is interested (and count as part of the quorum at any meetings where any such contract or proposed contract or arrangement is being considered) provided the nature of that interest has been disclosed to the other directors in accordance with the terms of the Company Organizational Documents. These provisions may be varied by a shareholders’ special resolution to make corresponding amendments to the Company Organizational Documents.

The above is also subject to (i) our directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of the Company) and (ii) certain limited scenarios provided in the Company Organizational Documents.

Appointment and removal

The Company Organizational Documents provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. So long as the Ordinary Shares are listed on a Designated Stock Exchange (as defined in the Company Organizational Documents), the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any Ordinary Shares on the Designated Stock Exchange require, including applicable exemptions.

Our directors are to be divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2026 annual general meeting, the term of office of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2028 annual general, meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the directors are to be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the Company Board is to shorten the term of any incumbent director.

Our directors by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors, subject to the Company Organizational Documents, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law. A director appointed to fill a vacancy in accordance with the Company Organizational Documents shall be of the same class of director as the director he or she replaced and the term of such appointment shall terminate in accordance with that class of director. Any director so appointed shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

We may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director. The office of a director shall be vacated if: (a) the director gives notice in writing to the Company that they resign the office of director; or (b) the director is absent (for the avoidance of doubt, without being represented by proxy or an alternate director appointed by them) from three (3) consecutive meetings of the Company Board without special leave of absence from the directors, and the directors pass a resolution that they have by reason of such absence vacated office; or (c) the director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or (d) is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law from being a director; or (e) the director is found to be or becomes of unsound mind; or (f) all of the other directors (being not less than two (2) in number) determine that he or she should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Company Organizational Documents or by a resolution in writing signed by all of the other directors.

Warrants

On the Closing Date, the Company, Red Rock, and Continental entered into the Warrant Assumption Agreement which amended the SPAC Warrant Agreement and assigned all Red Rock’s rights, title, and interest in the SPAC Warrant Agreement to the Company. Pursuant to the Warrant Assumption Agreement, the warrants of Red Rock were no longer exercisable for shares of common stock of Red Rock (the “SPAC Warrants”), but instead became exercisable for our Ordinary Shares on substantially the same terms that were in effect prior to the Closing Date under the terms of the SPAC Warrant Agreement. Accordingly, upon the effectiveness of the Warrant Assumption Agreement, SPAC Warrants and the SPAC Warrant Agreement became Warrants and the Warrant Agreement, respectively. The following is a description of our Warrants. We urge you to read the applicable provisions of the Warrant Agreement carefully and in its entirety because it governs the terms of the Warrants.

General Terms of the Warrants

Pursuant to the Warrant Agreement, each Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to certain adjustments. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Ordinary Shares. This means that only a whole Warrant may be exercised at any given time by a Warrant holder. Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the foregoing conditions are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless.

A registration statement covering the issuance of Ordinary Shares issuable upon exercise of the Warrants was declared effective on July 22, 2025, and we remain obligated to maintain a current prospectus relating to those Ordinary Shares until the Warrants expire or are redeemed.

Notwithstanding the above, if the Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our reasonable best efforts to qualify the shares under the applicable blue sky laws to the extent an exemption is not available.

We have agreed that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdictions, which jurisdictions shall be the exclusive forums for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdictions and that such courts represent inconvenient forums. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Redemption of Warrants when the price per Ordinary Share equals or exceeds $18.00

We may call the Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per Warrant;

•        upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each Warrant holder; and

•        if, and only if, the reported last reported sale price of the Ordinary Shares equal or exceed $18.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by the Company pursuant to the foregoing redemption method, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her, or its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price as well as the $11.50 Warrant exercise price after the redemption notice is issued.

Redemption of Warrants when the price per Ordinary Share equals or exceeds $10.00

The Company may call the Warrants for redemption:

•        in whole and not in part;

•        at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of an Ordinary Share except as otherwise described below; and

•        if, and only if, the closing price of an Ordinary Share equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “Description of Securities — Warrants — Anti-Dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of Ordinary Shares that a Warrant holder will receive upon such cashless exercise in connection with a redemption by the Company pursuant to this redemption feature, based on the “fair market value” of an Ordinary Share on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on volume weighted average price of an Ordinary Share for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. We will provide our Warrant holders with the final fair market value no later than one business day immediately following the 10 trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth under the heading “Description of Securities — Warrants — Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the Warrant after such adjustment and the denominator of which is the exercise price of the Warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. If the exercise price of a Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “Description of Securities — Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “Description of Securities — Warrants — Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “Description of Securities — Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of Warrants)	Fair Market Value of Ordinary Share
	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of an Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 Ordinary Shares for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of an Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 Ordinary Shares for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of Ordinary Shares is below the exercise price of the Warrants. This will provide the Company the ability to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “Description of Securities — Warrants — Redemption of Warrants when the price Ordinary Share equals or exceeds $18.00.”

As stated above, we can redeem the Warrants when the Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50. If we choose to redeem the Warrants when the Ordinary Share is trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer Ordinary Shares than they would have received if they had chosen to wait to exercise their Warrants for Ordinary Shares if and when such Ordinary Share was trading at a price higher than the exercise price of $11.50.

No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder. If, at the time of redemption, the Warrants are exercisable for a security other than the Ordinary Share pursuant to the Warrant Agreement, the Warrants may be exercised for such security. At such time as the Warrants become exercisable for a security other than the Ordinary Shares, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Anti-dilution Adjustments

If the number of issued and outstanding Ordinary Shares is increased by a capitalization or share dividend payable in Ordinary Shares, or by a subdivision of Ordinary Shares or other similar event, then, on the effective date of such capitalization, share dividend, subdivision or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares as reported during the 10-day trading period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Warrants are issued and outstanding and unexpired, pay to all or substantially all of the holders of Ordinary Shares a dividend or make a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other securities into which the Warrants are convertible), other than (i) as described above or (ii) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share subdivision, or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share subdivision reclassification, or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the Company’s issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock, or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Warrant.

You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then issued and outstanding Warrants to make any change that adversely affects the interests of the registered holders of Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each Ordinary Share held of record on all matters to be voted on by shareholders.

Warrants may be exercised only for a whole number of Ordinary Shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder.

Transfer Agent

The transfer agent for our Ordinary Shares and Warrants is Continental.

We will indemnify Continental in its roles as transfer agent, its agents and each of its shareholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Cayman Islands Corporate Law

Cayman Islands companies are governed by the Cayman Islands Companies Act. The Cayman Islands Companies Act is modeled on English law but does not follow recent English law statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain material provisions of the Cayman Islands Companies Act applicable to the Company.

Mergers and Similar Arrangements

In certain circumstances, the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (i) a special resolution (usually a majority of 66 2/3% in value of the voting shares that attend and vote at a general meeting) of the shareholders of each company or (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar of Companies of the Cayman Islands is satisfied that the requirements of the Cayman Islands Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies of the Cayman Islands will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Islands Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in paragraph (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, and schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Cayman Islands courts. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-Out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands courts, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders Suits

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the Company will be the proper plaintiff in any claim based on a breach of duty owed to the Company, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

•        A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Special Considerations for Exempted Companies

The Company is an exempted company with limited liability (meaning the Company’s public shareholders have no liability, as members of the Company, for liabilities of the Company over and above the amount paid for their shares) under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company Organizational Documents permits indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from dishonesty, willful default or fraud which may attach to such directors or officers. In addition, the Company may enter into indemnification agreements with the Company’s directors and executive officers that will provide such persons with additional indemnification beyond that provided in the Company Organizational Documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers or persons controlling the Company under the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different sections of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

General Meetings of Shareholders

As a Cayman Islands exempted company, the Company is not obliged by law to call shareholders’ annual general meetings. The Company may (unless required by applicable securities exchange rules, as applicable under the Securities Act and/or all other applicable laws, rules and regulations) in accordance with the Company Organizational Documents hold a general meeting each year as its annual general meeting. The Company board of directors may also convene a general meeting at such time and place as they may determine. At least five clear days’ notice shall be given for any general meeting. or applicable securities exchange rules.

Certain Anti-Takeover Provisions of the Company’s Second Amended and Restated Memorandum and Articles of Association

The Company’s authorized but unissued ordinary shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

The Company has certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “DPL”) based on internationally accepted principles of data privacy.

Prospective investors should note that, by virtue of making investments in the Company’s securities and the associated interactions with the Company and its affiliates and/or the Company’s third party service providers, or by virtue of providing the Company with personal data on individuals connected with the investor (including but not limited to directors, trustees, employees, representatives, shareholders, investors, clients, beneficial owners or agents) such individuals will be providing the Company and its affiliates and/or third party service providers with certain personal data within the meaning of the DPL.

The Company shall act as a data controller in respect of this personal data and its affiliates and/or third party service providers, will normally act as data processors. Where those affiliates or third party service providers make their own decisions regarding the processing of personal data they hold, in certain circumstances they may also be data controllers in their own right under the DPL.

By investing in the Company’s securities, a holder of securities, or a holder, shall be deemed to have read in detail and understood the Privacy Notice set out below. This Notice provides an outline of the holder’s data protection rights and obligations as they relate to their investment.

Oversight and enforcement of the DPL is the responsibility of the Cayman Islands’ Ombudsman. Breach of the DPL by the Company could lead to enforcement action by the Ombudsman, including the imposition of remediation orders, financial penalties or referral for criminal prosecution. The Ombudsman’s address is set out at the end of the Notice.

Privacy Notice

Introduction

This privacy notice puts the Company’s shareholders on notice that through your investment in the Company you will provide the Company with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”). In the following discussion, the “Company” refers to the Company and the Company’s affiliates and/or delegates, except where the context requires otherwise.

Investor Data

The Company will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. The Company will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct the Company’s activities of on an ongoing basis or to comply with legal and regulatory obligations to which the Company is subject. the Company will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In the Company’s use of this personal data, the Company will be characterized as a “data controller” for the purposes of the DPL, while the Company’s affiliates and service providers who may receive this personal data from the Company in the conduct of the Company’s activities may either act as the Company’s “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to the Company.

The Company may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides the Company with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How The Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•        where this is necessary for the performance of the Company’s rights and obligations under any purchase agreements;

•        where this is necessary for compliance with a legal and regulatory obligation to which the Company is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•        where this is necessary for the purposes of the Company’s legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should the Company wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), the Company will contact you.

Why The Company May Transfer Your Personal Data

In certain circumstances the Company may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

The Company anticipates disclosing personal data to persons who provide services to the Company and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on the Company’s behalf.

The Data Protection Measures The Company Takes

Any transfer of personal data by the Company or the Company’s duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

The Company and the Company’s duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

The Company shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information relating to the beneficial ownership of Ordinary Shares as of July 25, 2025 by:

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

•        each of our directors;

•        each of our executive officers; and

•        all of our directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of June 5, 2025 through the exercise of any option, warrant or any other right. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 53,677,429 Ordinary Shares outstanding on July 25, 2025.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Unless otherwise noted, the business address of each of our directors and officers is 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-11061.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares
Ibrahima Tall(1)	1,954,798	3.6%
Tulani Sikwila(2)	4,838,126	9.0%
Siphesihle Mchunu(3)	977,399	1.8%
Molly P. Zhang	—	—
Dennis A. Johnson	—	—
Tito Botelho Martins Júnior	—	—
All directors and executive officers as a group (6 individuals)	7,770,323	14.5%
Five Percent Holders:
Tulani Sikwila(2)	4,838,126	9.0%
Mzilikazi Godfrey Khumalo(5)	4,886,996	9.1%
Hennessy Capital Partners VI LLC(4)	6,154,217	11.0%
The Southern SelliBen Trust(6)	34,208,973	63.7%

____________

Notes: —

*        Less than 1%.

(1)      Represents Ordinary Shares held by The South Rivers Foundation, and Ibrahima Tall exercises sole voting and dispositive power over such securities.

(2)      Represents Ordinary Shares held by The NostroHeritage Foundation, and Tulani Sikwila exercises sole voting and dispositive power over such securities.

(3)      Represents Ordinary Shares held by The Red Richmond Foundation, and Siphesihle Mchunu exercises sole voting and dispositive power over such securities.

(4)      Based on information provided in a Schedule 13G filed with the SEC on July 25, 2025. The Schedule 13G reports an aggregate of (i) 3,695,000 Ordinary Shares held by Hennessy Capital Partners VI LLC and (i) 2,459,217 Ordinary Shares that Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants. According to the Schedule 13G, the holder’s business address is 195 US Hwy 50, Suite 207, Zephyr Cove, NV 89448.

(5)      The address of Mr. Khumalo is Francois-Bellot 6, 1206 Geneva, Switzerland.

(6)      The address of the Southern SelliBen Trust (the “Trust”) is Cone Marshall Limited, Floor 3, 32 Mahuhu Crescent, Auckland Central, New Zealand. The voting and dispositive power with respect to the securities held by the Trust is exercised by its trustee, Three Rivers PTC Limited (“Three Rivers”). Decisions at Three Rivers are made by majority decisions of a board of four directors which includes Tulani Sikwila, our Chief Financial Officer and Director. None of the directors of Three Rivers has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any securities held by the Trust. Mr. Sikwila, in his role as a director of Three Rivers, disclaims any beneficial ownership of the securities held by the Trust. The assets held by the Trust are held for the benefit of Mr. Khumalo’s family. Mr. Khumalo is the settlor of the Trust but has no voting or dispositive power over the securities held by the Trust.

Each outstanding Ordinary Share is entitled to one vote for each share held of record on all matters to be voted on by shareholders. None of the holders of Ordinary Shares have different voting rights from the other holders. We are not aware of any arrangements, the operation of which may, at a subsequent date, would result in a change of control.

As of July 25, 2025, we had eight shareholders of record located in the United States. One of those shareholders was Cede & Co., a nominee of The Depository Trust Company, which held in aggregate 2,111,137 Ordinary Shares, representing approximately 3.9% of our outstanding Ordinary Shares. The other shareholders held 4.7 million Ordinary Shares, representing approximately 8.8% of our outstanding Ordinary Shares.

SELLING SHAREHOLDER

This prospectus relates to the resale by the Selling Shareholder from time to time of up to 1,750,000 Ordinary Shares that may be issued under the Promissory Note. The Selling Shareholder is not obligated to resell its Ordinary Shares pursuant to the registration statement of which this prospectus forms a part. Pursuant to the terms of the Promissory Note, the Selling Shareholder is restricted from selling such Ordinary Shares on any Trading Day in an amount greater than 5% of the Trading Volume, without the prior written consent of the Company.

Subject to the foregoing volume restrictions, the Selling Shareholder may from time to time offer and sell any or all of the Ordinary Shares set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Shareholder” in this prospectus, we mean Cohen & Company Securities, LLC, and the permitted pledgees, donees, transferees, assignees, successors, distributees and others who later come to hold any of the Selling Shareholder’s interest in the Ordinary Shares other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the Selling Shareholder, the aggregate number of Ordinary Shares beneficially held immediately prior to the sale of the Ordinary Shares in this offering, the number of Ordinary Shares that may be sold by the Selling Shareholder under this prospectus and the number of shares of Ordinary Shares that the Selling Shareholder will beneficially own after this offering assuming that all applicable securities are sold in this offering.

In the table below, the percentage ownership is based on 53,677,429 Ordinary Shares outstanding as of August 31, 2025 and assumes that all of the Resale Shares have been issued. In addition, for purposes of the table below, the Company has assumed (i) no Warrants were exercised, (ii) the Selling Shareholder will not acquire beneficial ownership of any additional securities during the offering, and (iii) no Earnout Shares have been issued. In addition, we assume that the Selling Shareholder has not sold, transferred or otherwise disposed of, our securities.

We cannot advise you as to whether the Selling Shareholder will in fact sell any or all of the Resale Shares. In addition, the Selling Shareholder may sell, transfer or otherwise dispose of, at any time and from time to time, Resale Shares in transactions exempt from the registration requirements of the Securities Act.

	Ordinary Shares
Name	Number Beneficially Owned Prior to Offering(1)%		Maximum Number to be Sold in this Offering	Number Beneficially Owned Following Offering	%
Cohen & Company Securities, LLC(1)	1,750,000	3.2%	1,750,000	—	—

____________

(1)      The number of beneficially owned Ordinary Shares assumes that all 1,750,000 Resale Shares have been issued to the Selling Shareholder pursuant to the Promissory Note. The business address of the Selling Shareholder is 2929 Arch Street, Suite 1703, Philadelphia, PA. 19104. The person with voting or investment control of the securities held by the Selling Shareholder is Jerry Serowik, a Senior Managing Director of the Selling Shareholder. Consequently, Mr. Serowik may be deemed to be the beneficial owner of the Ordinary Shares held by the Selling Shareholder. Mr. Serowik disclaims beneficial ownership over any securities held by the Selling Shareholder in which he does not have any pecuniary interest. The Selling Shareholder is a registered broker dealer and may be deemed to be an “underwriter” within the meaning of the Securities Act. The Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute any Ordinary Shares.

PLAN OF DISTRIBUTION

We are registering the possible resale by the Selling Shareholder of up to 1,750,000 Ordinary Shares that may be issued under the Promissory Note. The prospectus also covers any additional Ordinary Shares that may become issuable by reason of share splits, share dividends or similar transactions. We are registering the resale of the Ordinary Shares covered by this prospectus pursuant to the registration rights that we have granted to the Selling Shareholder in connection with the Promissory Note.

We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholder. The aggregate proceeds to the Selling Shareholder will be the purchase price of the Ordinary Shares less any discounts and commissions borne by the Selling Shareholder.

The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of the Ordinary Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Ordinary Shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees and expenses of our counsel and our independent registered public accountants.

The Ordinary Shares beneficially owned by the Selling Shareholder covered by this prospectus may be offered and sold from time to time by the Selling Shareholder. The term “Selling Shareholder” includes donees, pledgees, transferees, assignees, distributees or other successors in interest selling Ordinary Shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer, including in satisfaction of contractual obligations or other liabilities. The Selling Shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Shareholder reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of Ordinary Shares to be made directly or through agents. The Selling Shareholder and any of its permitted transferees may sell their Ordinary Shares offered by this prospectus on any stock exchange, market or trading facility on which Ordinary Shares are traded or in private transactions. If underwriters are used in the sale, such underwriters will acquire the shares for their own account. These sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The Ordinary Shares may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the Ordinary Shares will be subject to certain conditions. The underwriters will be obligated to purchase all the Ordinary Shares offered if any of the Ordinary Shares are purchased.

Subject to the limitations set forth in the Promissory Note, the Selling Shareholder may use any one or more of the following methods when selling the Ordinary Shares offered by this prospectus:

•        purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•        ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•        block trades in which the broker-dealer so engaged will attempt to sell the Ordinary Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        an over-the-counter distribution in accordance with the rules of Nasdaq;

•        through trading plans entered into by a Selling Shareholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their Ordinary Shares on the basis of parameters described in such trading plans;

•        through one or more underwritten offerings on a firm commitment or best efforts basis;

•        settlement of short sales entered into after the date of this prospectus;

•        agreements with broker-dealers to sell a specified number of Ordinary Shares at a stipulated price per share;

•        in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•        directly to purchasers, including through a specific bidding, auction or other process, in privately negotiated transactions, or in satisfaction of contractual obligations or other liabilities;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        through the distributions by the Selling Shareholder or its affiliates to its members, partners, stockholders or other equityholders;

•        through a combination of any of the above methods of sale; or

•        any other method permitted pursuant to applicable law.

In addition, the Selling Shareholder may elect to make an in-kind distribution of Ordinary Shares to its members, partners, stockholders or other equityholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. To the extent that such members, partners, stockholders or other equityholders are not affiliates of ours, such members, partners, stockholders or other equityholders would thereby receive freely tradeable Ordinary Shares pursuant to the distribution through the registration statement of which this prospectus forms a part. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit such distributee to use this prospectus to resell the Ordinary Shares acquired in the distribution.

There can be no assurance that the Selling Shareholder will sell all or any of the Ordinary Shares offered by this prospectus. In addition, the Selling Shareholder may also sell Ordinary Shares under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus. The Selling Shareholder has the sole and absolute discretion not to accept any purchase offer or make any sale of Ordinary Shares if it deems the purchase price to be unsatisfactory at any particular time.

The Selling Shareholder also may transfer the Ordinary Shares in other circumstances, in which case the donees, pledgees, transferees, or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell our Ordinary Shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Shareholder.

With respect to a particular offering of the Ordinary Shares held by the Selling Shareholder, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

•        the specific Ordinary Shares to be offered and sold;

•        the names of any additional Selling Shareholder;

•        the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

•        settlement of short sales entered into after the date of this prospectus;

•        the names of any participating agents, broker-dealers or underwriters; and

•        any applicable commissions, discounts, concessions and other items constituting compensation from the Selling Shareholder.

In connection with distributions of the Ordinary Shares or otherwise, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Ordinary Shares in the course of hedging the positions they assume with Selling Shareholder. The Selling Shareholder may also sell the Ordinary Shares short and redeliver the Ordinary Shares to close out such short positions. The Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Ordinary Shares offered by this prospectus, which Ordinary Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholder may also pledge Ordinary Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Ordinary Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In order to facilitate the offering of the Ordinary Shares, any underwriters or agents, as the case may be, involved in the offering of such Ordinary Shares may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in our Ordinary Shares for their own account. In addition, to cover overallotments or to stabilize the price of our Ordinary Shares, the underwriters or agents, as the case may be, may bid for, and purchase, such Ordinary Shares in the open market. Finally, in any offering of Ordinary Shares through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such Ordinary Shares in the offering if the syndicate repurchases previously distributed Ordinary Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Ordinary Shares above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

The Selling Shareholder may solicit offers to purchase the Ordinary Shares directly from, and it may sell such Ordinary Shares directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

It is possible that one or more underwriters may make a market in our Ordinary Shares, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our Ordinary Shares. Our Ordinary Shares are currently listed on Nasdaq under the symbol “NAMM.”

The Selling Shareholder may authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the Ordinary Shares at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the Selling Shareholder pay for solicitation of these contracts.

The Selling Shareholder may enter into derivative transactions with third parties, or sell Ordinary Shares not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Ordinary Shares covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use Ordinary Shares pledged by the Selling Shareholder or borrowed from the Selling Shareholder or others to settle those sales or to close out any related open borrowings of shares, and may use Ordinary Shares received from the Selling Shareholder in settlement of those derivatives to close out any related open borrowings of shares. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, the Selling Shareholder may otherwise loan or pledge Ordinary Shares to a financial institution or other third party that in turn may sell the Ordinary Shares short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our Ordinary Shares or in connection with a concurrent offering of other Ordinary Shares.

In effecting sales, broker-dealers or agents engaged by the Selling Shareholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Shareholder in amounts to be negotiated immediately prior to the sale.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121, that offering will be conducted in accordance with the relevant provisions of FINRA Rule 5121.

To our knowledge, there are currently no plans, arrangements or understandings between the Selling Shareholder and any broker-dealer or agent regarding the sale of the Ordinary Shares by the Selling Shareholder. Upon our notification by the Selling Shareholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of Ordinary Shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.

Underwriters, broker-dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, broker-dealer or agent, place orders online or through their financial advisors.

In offering the Ordinary Shares covered by this prospectus, the Selling Shareholder and any underwriters, broker-dealers or agents who execute sales for the Selling Shareholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those Ordinary Shares may be underwriting discounts and commissions under the Securities Act. Although the Selling Shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act, the Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute any Ordinary Shares.

The underwriters, broker-dealers and agents may engage in transactions with us or the Selling Shareholder, or perform services for us or the Selling Shareholder, in the ordinary course of business.

In order to comply with the securities laws of certain states, if applicable, the Ordinary Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Ordinary Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Selling Shareholder and any other persons participating in the sale or distribution of the Ordinary Shares will be subject to applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the Ordinary Shares by, the Selling Shareholder or any other person, which limitations may affect the marketability of the Ordinary Shares.

We will make copies of this prospectus available to the Selling Shareholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholder may indemnify any agent, broker-dealer or underwriter that participates in transactions involving the sale of the Ordinary Shares against certain liabilities, including liabilities arising under the Securities Act.

Agents, broker-dealers and underwriters may be entitled to indemnification by us and the Selling Shareholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, broker-dealers or underwriters may be required to make in respect thereof.

SECURITIES ELIGIBLE FOR FUTURE SALE

As of the date of this prospectus, we had 53,677,429 Ordinary Shares issued and outstanding and 18,576,712 Ordinary Shares issuable upon the exercise of the Warrants. Future sales or resales of substantial amounts of Ordinary Shares or Warrants in the public market could adversely affect market prices prevailing from time to time for such securities. Furthermore, because only a limited number of Ordinary Shares and Warrants are currently available for sale after the closing of our Business Combination due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of Ordinary Shares and Warrants in the public market after the restrictions lapse. This may adversely affect the prevailing market prices of our securities and our ability to raise equity capital in the future.

Promissory Note

On September 30, 2025, the Company issued the Promissory Note with a face value of $3.5 million to the Selling Shareholder in connection with outstanding payment obligations to the Selling Shareholder for certain investment banking services provided to the Company in connection with the Business Combination. Pursuant to the terms of the Promissory Note, the Company is obligated to make monthly payments in either cash or Ordinary Shares, at the Company’s discretion, for 12 months. The first 11 monthly payments are to be in an amount equal to $300,000 and the last payment is to be $200,000. To the extent the Company elects to make payment in Ordinary Shares, the issue price of the Ordinary Shares will be calculated as the lesser of (i) 95% of the closing price on Nasdaq of the Ordinary Shares on the Trading Day immediately preceding the applicable payment date, and (ii) the arithmetic average of the Daily VWAP for the five (5) Trading Days ending on the Trading Day immediately preceding the applicable payment date. The Promissory Note also provides resale registration rights to the Selling Shareholder for any Ordinary Shares issued under the Promissory Note. The Selling Shareholder is restricted from selling such Ordinary Shares on any Trading Day in an amount greater than 5% of the Trading Volume, without the prior written consent of the Company. A copy of the Promissory Note has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Company Earnout Shares

During the Company Earnout Period, the Company is obligated to issue up to 30.0 million Ordinary Shares to the Former Greenstone Shareholders upon and subject to achievement of the following milestones:

(i)     1.0 million Ordinary Shares, when the Company delivers a bankable feasibility study for the Mazowe Mine;

(ii)    4.0 million Ordinary Shares, if the Mazowe Mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting);

(iii)   1.0 million Ordinary Shares, when the Company delivers a bankable feasibility study for the Redwing Mine;

(iv)   4.0 million Ordinary Shares, if the Redwing Mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting); and

(v)    10.0 million Ordinary Shares, if the net present value of certain exploration projects in the DRC, as identified in a bankable feasibility study, is greater than or equal to $1.0 billion, with an additional 10.0 million shares if such net present value is greater than or equal to $2.0 billion.

Upon the occurrence of a change of control (as defined in the Business Combination Agreement) of the Company during the Company Earnout Period, then all milestones described above will be deemed to have been satisfied and all Earnout Shares that have not been previously issued will be issued to the Former Greenstone Shareholders effective as of immediately prior to the consummation of such change of control. A copy of the Business Combination Agreement has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Registration Rights and Lock-up Agreement

On the Closing Date and in connection with the Business Combination, the Company, the Initial Shareholders and certain Former Greenstone Shareholders, consisting of the SelliBen Trust, Khumalo and entities controlled by our executive officers (collectively, the “Holders”) entered into the Registration Rights and Lock-up Agreement pursuant to which, among other things, the Company granted the Holders customary demand and piggyback registration rights. In addition, the Holders, other than Khumalo, agreed not to transfer for a period of 12 months after the Closing any registrable securities in the Company acquired by such person in connection with the Business Combination (such equity, “Lock-up Shares”), subject to exceptions, provided that (x) 50% of the Lock-up Shares will be released on such date on which the last reported sale price of the Ordinary Shares equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; and (y) the other 50% of the Lock-up Shares will be released on the date on which the last reported sale price of the Ordinary Shares equals or exceeds $15.00 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date.

Of the issued and outstanding Ordinary Shares, 44,999,296 are subject to the transfer restrictions contained the Registration Rights and Lock-up Agreement. The transfer restrictions of the Registration Rights and Lock-up Agreement do not apply to, among other exceptions, the securities held by Khumalo, the Polar Shares, transfers of the Sponsor Warrants (including any Ordinary Shares issuable upon the exercise of any such Warrant), and transfers of an aggregate of 800,000 Ordinary Shares initially held by the SPAC Sponsor at Closing. A copy of the Registration Rights and Lock-up Agreement has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

2025 Equity Incentive Plan

We expect to file a registration statement on Form S-8 under the Securities Act to register the Ordinary Shares reserved for issuance under our 2025 Equity Incentive Plan. We currently have 5,367,742 Ordinary Shares reserved for issuance under the plan. The Ordinary Shares to be covered by such registration statement are eligible for sale in the public markets, subject to vesting restrictions and any applicable holdings periods, any applicable lock-up agreements and Rule 144 limitations applicable to affiliates.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”) and subject to the restrictions set forth below under “Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies”, a person who has beneficially owned restricted Ordinary Shares or Warrants for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Ordinary Shares or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        one percent (1%) of the total number of Ordinary Shares then issued and outstanding; and

•        the average weekly reported trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•        at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, reflecting its status as an entity that is not a shell company, which we filed with the SEC on June 11, 2025.

While we were formed as a shell company, upon the completion of the Business Combination we are no longer a shell company, and so, provided the conditions set forth in the exceptions listed above are satisfied, we expect that Rule 144 will become available for the resale of the above-noted restricted securities on or about June 11, 2026.

EXPENSES OF THIS OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

SEC registration fee	$792.69
Legal fees and expenses	*
Accounting fees and expenses	10,000	*
Printing expenses	15,000	*
Miscellaneous costs	*
Total	25,792.69

____________

*        Amounts listed are estimates of fees that may be incurred and are subject to future contingencies. Actual expenses may vary. Some of these fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, whereas the Selling Shareholder will bear all incremental selling expenses, including commissions, brokerage fees and other similar selling expenses.

The foregoing sets forth the general categories of expenses that we anticipate we will incur in connection with the offering of securities under this registration statement. To the extent required, any applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities under this registration statement.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this prospectus shall be passed on by Appleby (Cayman) Ltd.

EXPERTS

The consolidated financial statements of Greenstone Corporation as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO South Africa, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of BDO South Africa Incorporated is Wanderers Office Park, 52 Corlett Drive, Illovo South Africa 2196.

The financial statements of Namib Minerals as of December 31, 2024 and for the Period from May 27, 2024 (Inception) to December 31, 2024 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO South Africa, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Aaron Radonich and Allan Blair have prepared the Technical Report Summaries with respect to the How Mine, the Redwing Mine and the Mazowe Mine which are incorporated by reference herein. Each of Mr. Radonich and Allan Blair is a qualified person as defined in Subpart 1300 (17 CFR 229.1300) of Regulation S-K and employed by WSP Australia Pty Limited (WSP). WSP’s address is Level 3, 51-55 Bolton St. PO Box 1162 Newcastle NSW 2300.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation organized under the law of the Cayman Islands. Half of its directors and executive officers reside outside of the United States, and significantly all of its assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon these persons or the Company, or to enforce against them or the Company judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize, or enforce against the Company, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1, of which this prospectus forms a part, including exhibits, under the Securities Act with respect to the Ordinary Shares offered by this prospectus. The registration statement on Form F-1, including the attached exhibits and schedules, contains additional relevant information about us and our shares. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the securities offered by this prospectus, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Our website address is https://www.namibminerals.com/. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus.

INDEX TO FINANCIAL STATEMENTS

GREENSTONE CORPORATION

NAMIB MINERALS

Unaudited Interim Financial Statements
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income for the Six Months Ended June 30, 2025 and 2024	F-41
Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2025 (unaudited) and December 31, 2024	F-42
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficient for the Six Months Ended June 30, 2025 and 2024	F-43
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2024	F-44
Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-45

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Greenstone Corporation
Grand Cayman, Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Greenstone Corporation (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, stockholders’ deficit, and cash flows for each of the periods ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the periods ended December 31, 2024 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

/s/ BDO South Africa Incorporated

BDO South Africa Incorporated
Johannesburg, South Africa

Date: 15 April 2025

Greenstone Corporation
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the years ended
($ in thousands)

	Note	December 31, 2024	December 31, 2023
Revenue	4	$85,882	$65,063
Production costs	5	(38,671)	(36,742)
Depreciation and amortization	13	(4,141)	(2,705)
Royalties		(4,281)	(3,159)
Gross profit		38,789	22,457
Other income	9	716	3,915
Administrative expenses	6	(20,101)	(8,992)
Allowance for credit losses, net of recoveries	17	(13)	(1,283)
Foreign exchange gain	7	1,016	1,458
Impairment	13	(5,724)	—
Operating profit		14,683	17,555
Finance cost	10	(1,522)	(2,415)
Disposal of investment	31	—	(41)
Related party credit loss	27/31	(1,426)	(6,818)
Interest income		14	114
Financial guarantee remeasurement	30	2,746	486
Profit before taxation		14,495	8,881
Income tax expense	11	(10,907)	(5,254)
Profit for the year		3,588	3,627
Other comprehensive income		—	—
Total comprehensive income		$3,588	$3,627

Earnings per share
Basic earnings per share ($)	12	4	4
Diluted earnings per share ($)	12	4	4

The accompanying notes on pages F-7 to F-40 are an integral part of these consolidated financial statements.

Greenstone Corporation
Consolidated Statements of Financial Position
As of
($ in thousands)

	Note	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Inventories	16	$3,188	$2,300
Trade and other receivables	17	3,752	1,025
Amounts due from related parties	27	765	—
Cash and cash equivalents	19	698	278
Short-term prepayments	15	548	733
Total current assets		$8,951	4,336

Non-current assets:
Property, plant and equipment, net	13	37,044	33,077
Exploration and evaluation assets, net	14	987	894
Long-term prepayments	15	3,922	1,821
Amounts due from related party	27	—	716
Staff loan receivables		135	134
Total non-current assets		42,088	36,642
TOTAL ASSETS		$51,039	$40,978

LIABILITIES
Current liabilities:
Trade and other payables	18	$31,451	$21,832
Dividend payable	26	—	4,720
Current tax liabilities	11	8,990	7,323
Borrowings	23	1,142	2,408
Bank overdraft	19	1,013	—
Financial guarantee	30	—	2,746
Amounts due to related parties	27	3,389	2,255
Total current liabilities		$45,985	41,284

Non-current liabilities:
Provision for rehabilitation cost	20	26,389	20,683
Borrowings	23	1,374	—
Deferred tax liability	11	8,217	7,359
Total non-current liabilities		$35,980	28,042
TOTAL LIABILITIES		$81,965	69,326

Shareholders’ deficit:
Share capital	25	1	1
Shareholders’ deficit		(30,927)	(28,349)
Total shareholders’ deficit		(30,926)	(28,348)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$51,039	$40,978

The accompanying notes on pages F-7 to F-40 are an integral part of these consolidated financial statements.

Greenstone Corporation
Consolidated Statements of Changes in Shareholders’ Deficit
For the years ended December 31, 2023 and 2024
($ in thousands)

	Note	Share capital	Accumulated deficit	Total shareholders’ deficit
Balance as at January 1, 2023	25	$1	$(18,745)	$(18,744)
Total comprehensive income for the year		—	3,627	3,627
Distributions	30	—	(3,231)	(3,231)
Dividend	26	—	(10,000)	(10,000)
Balance as at December 31, 2023	25	$1	$(28,349)	$(28,348)
Total comprehensive income for the year		—	3,588	3,588
Share based payment	33	—	2,834	2,834
Dividend	26	—	(9,000)	(9,000)
Balance as at December 31, 2024	25	$1	$(30,927)	$(30,926)

The accompanying notes on pages F-7 to F-40 are an integral part of these consolidated financial statements.

Greenstone Corporation
Consolidated Statements of Cash Flows
For the years ended
($ in thousands)

	Note	December 31, 2024	December 31, 2023
Cash flows from operating activities
Profit or loss	SOCI	$14,495	$8,881
Adjustments:
Unrealized exchange gains	7	(575)	(1,195)
Impairment	13	5,724	—
Depreciation and amortization	13	4,141	2,705
Interest income		(14)	(114)
Finance cost	10	1,522	2,415
Expected credit loss on trade and other receivables	17	13	1,283
Expected credit loss on related party receivables	27/31	1,426	6,818
Loss (gain) on disposal of assets	13	269	47
Remeasurement gain on financial guarantee	30	(2,746)	(486)
Share-based payments	33	2,834	—
Provision for stock obsolescence	16	166	41
Bad debts written off	17	83	—
Non-cash penalties levied on outstanding tax liabilities		—	42
Other		—	15
Changes in:
Inventories	16	(1,055)	(759)
Trade and other receivables, net	17	(5,178)	(3,911)
Trade and other payables	18	6,980	4,762
Prepayments	15	447	(220)
Related party receivables	27	(1,118)	(3,448)
Cash generated from operations	19	27,414	16,876
Interest expense paid	10	(533)	(1,019)
Taxes paid	11	(7,750)	(936)
Net cash provided by operating activities		19,131	14,921

Cash flows from investing activities
Purchase of property, plant and equipment (PP&E)	13	(7,701)	(6,205)
Investments in exploration and evaluation assets	14	(303)	(188)
Prepayments made towards PP&E	15	(1,989)	(149)
Proceeds received on settlement of loan notes	23	—	1,156
Staff loans advanced		(72)	(265)
Repayment of staff loans advanced		—	26
Net cash used in investing activities		(10,065)	(5,625)

Cash flow from financing activities
Proceeds from borrowings	23	2,567	4,061
Repayment of borrowings	23	(3,200)	(5,206)
Dividends paid	26	(9,018)	(7,921)
Net cash used in financing activities		(9,651)	(9,066)
Total cash movement for the year		(585)	230
Effect of exchange rate fluctuation		(8)	(11)
Cash and cash equivalents at the beginning of year		278	59
Cash and cash equivalents, net at the end of year	19	$(315)	$278

The accompanying notes on pages F-7 to F-40 are an integral part of these consolidated financial statements.

Greenstone Corporation
Notes to the Financial Statements

1. General information

Organization

Greenstone Corporation was incorporated on March 27, 2024, and is domiciled in the Cayman Islands. Greenstone Corporation’s registered office address is 71 Fort Street, PO Box 500, Grand Cayman, KYI-1106, Cayman Islands.

Greenstone Corporation through its wholly-owned subsidiaries (collectively the “Group”), is principally engaged in mining for gold and other precious and critical metals.

Reorganization Transaction

On June 17, 2024, Greenstone entered a share purchase agreement (the “BMC Purchase Agreement”) with Metallon Corporation Limited (“Metallon”), a company incorporated in England and Wales and undergoing insolvency proceedings in the U.K., for the purchase of Metallon’s 100% equity interest in Bulawayo Mining Company Limited (“BMC”) in exchange for cash consideration of £53.2 million (approximately $67.3 million), payable by two specified shareholders of Greenstone (the “Guarantors”). In addition, the Guarantors agreed to indemnify Greenstone, Metallon, and the administrators appointed to oversee the Metallon insolvency proceedings (the “Administrator”), for a period of six years against any and all claims or expenses arising directly or indirectly in connection with Metallon’s sale of BMC (the “Reorganization Transaction”). The BMC Purchase Agreement further specifies all sums payable under the agreement are payable by the Guarantors, and Greenstone as purchaser, has no obligation or liability to Metallon.

As a single shareholder exercised control over both Greenstone and Metallon (the “Controlling Shareholder”), the Reorganization Transaction was determined to be an internal reorganization of entities under common control and signified a continuation of BMC’s operations, rather than the initiation of new business activities. Accordingly, the Reorganization Transaction is not within the scope of IFRS 3. The Controlling Shareholder was determined to exercise control over Greenstone through its majority ownership interest in the entity, which provided equity voting rights sufficient to exercise power over all key decision making. The Controlling Shareholder also held a majority ownership interest in Metallon and was determined to exercise control over the Administrator given the Controlling Shareholder was the largest creditor in the insolvency proceedings.

Given the Reorganization Transaction is not within the scope of IFRS 3, the Group has elected to apply the predecessor value method and the consolidated financial statements for periods prior to the Reorganization Transaction will reflect the operations of the predecessor, Bulawayo Mining Company Limited, at the carrying amounts of the financial statements of the predecessor. The purchase price of £53.2 million (approximately $67.3 million) is treated as an investment in subsidiary eliminated to equity. Similar to a stock split, differences in number of shares will be adjusted retrospectively in the statements of changes in shareholders’ deficit or equity and in earnings or loss per share.

Proposed Business Combination

On June 17, 2024, Greenstone Corporation entered into a Business Combination Agreement with Hennessy Capital Investment Corp. VI (“Hennessy”), a special-purpose acquisition company (“SPAC”). Upon closing of the Business Combination Agreement and upon approval by the shareholders of Hennessy, the combined company will be listed on the Nasdaq under the name Namib Minerals. Completion of the transaction is subject to certain customary regulatory consents and approval by stockholders of Hennessey and Greenstone. The Group expects the Business Combination Agreement to become effective upon the listing of Namib Minerals in April 2025. The transaction has not concluded as of the issuance date of these consolidated financial statements.

Greenstone Corporation
Notes to the Financial Statements

1. General information (cont.)

On December 6, 2024, the Business Combination Agreement was amended (“BCA Amendment”) to extend the outside date for consummating the Business Combination from December 16, 2024 to March 31, 2025.

On April 11, 2025, the Business Combination Agreement was amended (“BCA Amendment No. 2”) to, among other things, (i) extend the outstanding date for consummating the Business Combination to the later of (x) May 1, 2025 and (y) 10 days after the effective date of the post-effective amendment to the proxy/registration statement, or, if the 10th day following such effective date is not a business day, the succeeding business day thereafter; (ii) remove the minimum cash condition; and (iii) obligate Hennessy to cause Hennessy’s sponsor to ensure that none of Hennessy, Greenstone, or the combined company has any liability with respect to any unpaid SPAC Transaction Expenses, including in respect of the Polar Subscription Agreements.

2. Basis of presentation

Statement of compliance

The consolidated financial statements of the Group have been prepared on a going concern basis, in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

Material accounting policies used in the preparation of these consolidated financial statements are presented in Note 3.

The consolidated financial statements of the Group were approved for issue by the Group’s Board of Directors on April 15, 2025. These consolidated financial statements follow the same significant accounting policies as those included in the Group’s most recent audited consolidated financial statements for the year ended December 31, 2023, except for the adoption of new or revised standards that became mandatory for periods beginning on or after January 1, 2024, and the addition of an accounting policy for share-based payments and common control transactions (refer to Note 1).

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis and are presented in United States dollars (“$”, or “USD”), which is also the functional currency of the Group. All financial information has been presented in thousands, unless otherwise indicated.

3. Material accounting policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries which are controlled by the Group. Control over an entity is achieved when the Group is exposed, or has right, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Specifically, the Group controls an investee if, and only if, the Group has all of the following:

•        Exposure, or rights, to variable returns from its involvement with the investee;

•        The ability to use its power over the investee to affect its returns;

•        When the Group has less than a majority of the voting, or similar, rights of an investee, it considers all relevant facts and circumstances in assessing whether it has power over an investee, including the contractual arrangement(s) with the other vote holders of the investee;

•        Rights arising from other contractual arrangements;

•        The Group’s voting rights and potential voting rights.

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of, are included in the consolidated financial statements of the Group from the date the Group gains control until the date the Group ceases to control the subsidiary. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Inter-company balances and transactions between consolidated subsidiaries are eliminated.

3.2 Cash and cash equivalents and overdraft

Cash and cash equivalents comprise cash balances and deposits accounts with original maturities of three months or less at the time of purchase. The carrying amount of cash and cash equivalents either approximates fair value due to the short-term maturity of these instruments or is at fair value. Overdrafts, which are due on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

3.3 Property, plant and equipment, net

Initial Recognition

Items of property, plant and equipment are initially measured at cost. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs attributable to bringing the assets into a working condition for their intended use and the cost of dismantling and removing the items and restoring the site on which they are located.

Subsequent Measurement

Apart from capital work-in-progress, property, plant and equipment is subsequently measured at cost less accumulated depreciation and impairment losses. Capital work-in-progress is stated at cost and not depreciated. Depreciation on capital work-in-progress commences when the assets are ready for their intended use.

The cost of replacing part of an item of property, plant and equipment is recognized at the cost of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The cost of the day-to-day servicing of vehicles, machinery, and equipment are recognized in profit or loss as incurred.

Depreciation

The Group’s mining assets, which include related infrastructure and other assets used in production, as well as plant and equipment, and buildings, are depreciated on a straight-line basis over the estimated life of the mine (“LOM”). As the Group’s rates of production remain relatively constant, alternative depreciation methods, such as the units-of-production method, would be expected to result in a consistent pattern of depreciation as compared to the straight-line method of depreciation currently applied. Consistent with IAS 16 requirements, the Group evaluates its depreciation policy on an annual basis to ensure the method of depreciation appropriately reflects the pattern in which the asset’s future economic benefits are expected to be consumed.

The Group’s other capital assets are depreciated on a straight-line basis over their estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Mining assets	LOM
Plant & Equipment	LOM
Buildings	LOM
Motor vehicles	5 years

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

The Group estimates the LOM using mineral resources and reserves expected to be derived from the mine and its expected rate of production. Mineral resources and reserves are categorized and reported in compliance with the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“SK 1300 Report”). The Group includes inferred resources in the resource and reserve base used to estimate the LOM when the Group holds a reasonable expectation that such resources will be upgraded to indicated and measured mineral resources and form part of eventual extraction. Due to the timing of when the SK-1300 Report is finalized as compared to the timing of management’s preparation of its annual financial statements, the LOM is estimated using resource and reserve data on a one-year lag basis. Accordingly, the LOM estimate as of December 31, 2024 used in depreciation calculations for the year ended December 31, 2024 is prepared using 2023 resource and reserve data.

As of December 31, 2024, and December 31, 2023, the Group estimates the LOM for the How Mine to be 8 years. In forming the estimate, the Group included in the portion of mineralization expected to be classified as reserves 2.42Mt of inferred resources. The Group’s determination to include the specified amount of inferred resources was formed on the basis of historical drilling results which have yielded continuous high rates of conversion, and current year drilling results which provided confirmatory evidence and a high degree of confidence that over time a significant amount of prior year measure of inferred resources utilized to form the December 31, 2024 estimate (one-year lag basis), would be upgraded and form part of the eventual extraction. The Group determined based on its evaluation of all available evidence and data, that the inclusion of the inferred resources would most faithfully represent the pattern of consumption and future economic benefits in accordance with IAS 16. The Group considers that if the inferred resources were excluded from this analysis for any purpose in any given year, it is probable that the LOM would be reduced and the amount of depreciation would increase.

With respect to the Group’s Mazowe and Redwing Mines, the Group has no assets subject to LOM depreciation due to each mine being put under care and maintenance and the related impairments. Refer to Note 13 for additional discussion. Depreciation methods, useful lives and residual values are assessed for appropriateness at each reporting date and adjusted if necessary.

Refer to policy Note 3.10 below for discussion on the Group’s impairment policies.

Derecognition of plant, property and equipment

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from use or disposal. The gain or loss on disposal of property, plant and equipment is recognized in profit or loss based on the difference between the proceeds from disposal and the carrying amount of the asset.

3.4 Exploration and evaluation (“E&E”) assets, net

Qualifying exploration costs are capitalized as incurred. Costs incurred before the legal rights to explore are obtained are recognized in profit or loss. Qualifying direct expenditures include costs such as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, and direct administrative costs incurred during the exploration phase.

Exploration and evaluation assets are not depreciated and remain capitalized, at their initial cost, until the mining properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Once the technological feasibility and commercial viability of extracting the mineral resource has been determined, the exploration and evaluation assets are reclassified to mining assets within property, plant and equipment. Exploration and evaluation assets are tested for when an indicator of impairment is identified. Impairment expense is recognized in the consolidated statements of profit or loss and other comprehensive income (see Note 14).

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.5 Inventories

Inventories are initially recognized at cost. Cost of inventories comprises all costs of purchase, costs of conversion for mined minerals and other costs incurred in bringing the inventories to their present location and condition. Subsequently, gold inventories are measured at the lower of cost and net realizable value after making allowance for obsolete inventory. Cost for consumable inventories is determined on the weighted average basis. The cost of gold in progress includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Write downs to net realizable values and inventory losses is recognized in profit or loss in the period in which they occur. The Group evaluates consumable inventory on a quarterly basis for obsolescence based on turnover rates, consumption trends, and product life cycles, and flags items with prolonged inactivity for potential write-down.

3.6 Provisions

A provision is a liability of uncertain timing and amount. A liability is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. Cash flows are discounted on a pre-tax basis.

3.6.1 Environmental rehabilitation provision

A provision for rehabilitation costs is recognized when the Group has a present obligation under current environmental laws and its social responsibility programme to remedy environmental disturbances that have occurred as a result of the development or ongoing production of the mine. The future rehabilitation costs are discounted to present value at a pre-tax rate that reflects the time-value of money and capitalized to property, plant, and equipment, along with a corresponding rehabilitation provision. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to property, plant, and equipment, with a corresponding entry to the rehabilitation provision (see Note 3.3). The unwinding of the discount is recognized in profit or loss as a component of finance cost.

Amounts recorded for restoration and rehabilitation provision require management to estimate the future costs the Group will incur to complete the reclamation and remediation work required to comply with applicable laws and regulations as well as taking into consideration the timing of the reclamation activities and estimated discount rate. Future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Group. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs.

3.7 Revenue from contracts with customers

Revenues are primarily generated from the sale of precious metals and are recognized at the point in time when control is transferred. Control of the precious metals is transferred when the metals are delivered to Fidelity Printers and Refiners Limited (“Fidelity”), a subsidiary of the Reserve Bank of Zimbabwe and the Group’s single customer with respect to sales of precious metals from its mining operations. The transaction price for the sales of precious metals is measured at the London Base Metal Association spot price at the date of the transaction and reflects the consideration which the entity is entitled to in exchange for goods transferred, net of deductions for value-added taxes (“VAT”). Receipt of proceeds from the sale of precious metals is substantially assured upon transfer of control to Fidelity and settlement typically occur within 30 days of delivery. For deliveries to Fidelity, the Group receives 75% of its revenues in USD and the remaining balance in local currency.

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

This arrangement complies with the current Zimbabwean requirements set forth in Chapter VII of the Finance Act to pay a 5% royalty on gold sales refined in-country, which is payable to the Zimbabwean Government. Royalty expense is presented as a separate deduction on the consolidated statements of profit or loss and other comprehensive income.

The Group also recognized in the year ended December 31, 2023 royalty revenues under contractual arrangements with third party miners. Under these arrangements the third party miners were contracted to mine surface level ore and the Group earns a royalty based on the level of production. Royalty revenues were recognized at a point in time monthly as the Group satisfies its performance obligations which consist of providing the third party miners access to mine and also access to its gold processing services.

3.8 Employee benefits

Employee benefits are all forms of consideration given by the Group in exchange for services rendered by employees.

Short term benefits

Short term benefits are employee benefits (other than termination benefits) which fall due wholly within twelve months after the end of the period in which the employees render related services. Short-term employee benefits are expensed when the related services are provided. The Group recognizes a liability for the amount of the short-term employee benefits expected to be paid in exchange for that service in profit or loss if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employees and the obligation can be reliably estimated.

Post-employment benefits

Post-employment benefits relate to a defined contribution plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution schemes are charged to profit or loss as an employee benefit expense in the year to which they relate.

3.9 Financial instruments

The Group’s financial instruments consist of the following:

•        Cash and cash equivalents (Note 19)

•        Trade and other receivables, net (Note 17)

•        Staff loan receivables (Note 17)

•        Trade and other payables (Note 18)

•        Borrowings (Note 23)

•        Financial guarantee (Note 30)

•        Amounts due from/to related party (Note 27)

•        Dividend payable (Note 26)

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

i)       Financial assets

Recognition and initial measurement

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

The Group’s financial assets are subsequently measured at amortized cost using the effective interest method, reduced by any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

Refer to policy Note 3.10 for policies over recognition of expected credit losses on financial assets which include trade and other receivables, net.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

ii)      Financial liabilities

Recognition and initial measurement

Trade and other payables are recognized initially at fair value plus any directly attributable transaction costs as incurred. Borrowings are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument.

Dividends are recognized as a liability in the financial statements in the period in which they are approved by the Group’s company’s shareholders (or by the directors if permitted under the Group’s company’s Articles of Association).

Related party payables are recognized when the Group becomes contractually obligated to settle amounts owed to related parties. These payables are initially recorded at fair value and subsequently measured at amortized cost.

Classification and subsequent measurement

Trade and other payables, amounts due to related parties, and borrowings are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

3.10 Impairment

i)       Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for its trade receivables. For other receivables, the Group applies the general approach.

The Group measures expected credit losses on trade and other receivables on an individual basis as they possess different credit risk characteristics. The Group’s trade receivables primarily arise from sales of precious metals to Fidelity. As the Group has no historical credit losses arising from sales to Fidelity and no expectation of future losses, no expected credit losses are recognized upon initial recognition. On a limited basis, the Group also generates trade and other receivables related to revenue arrangements with other customers. Receivables from other customers are assessed individually based on days past due and if applicable, an expected loss allowance is recorded based on this assessment.

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

Trade and other receivables are written off (i.e., derecognized) when there is no reasonable expectation of recovery. The Group considers a receivable to be in default when the amount is 90 days past due from its lodgement date. Failure to make payments within 90 days from lodgement date and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery.

For related party receivables, the Group assesses expected credit losses (“ECL”) using both historical repayment data and forward-looking information. This includes the financial condition of the counterparty, expected changes in group support, commodity price trends (such as gold), and the economic environment in the jurisdictions where the related parties operate. These factors help determine whether a loss allowance is required. A significant increase in credit risk is identified when there is evidence of financial deterioration, payment delays, or reduced likelihood of group support. If a receivable is more than 90 days past due, it is presumed to be in default unless there is evidence to the contrary. Each receivable is assessed by management on a case by case basis. Write-offs occur when there is no reasonable expectation of repayment, typically after long periods of non-payment and no realistic means of recovery.

ii)      Non-financial assets

The Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized in profit or loss if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.11 Foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in foreign currencies are translated using the exchange rate as at the date of the initial transactions. Gains and losses on translation of these foreign currency transactions are included in profit or loss.

3.12 Income tax

(i)     Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

(ii)    Deferred tax

Deferred income tax is recognized in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects either the accounting profit or taxable profit or loss, and in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that reversal of the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised except ‘where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither the accounting profit nor taxable profit or loss, and in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures’. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred income tax assets at each reporting date are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognized deferred income tax assets are reassessed at reporting date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Income tax relating to items recognized directly in equity is recognized in equity and not in the profit or loss.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax relate to the same taxable entity and the same taxation authority.

Current and deferred income tax is recognized in profit or loss, except to the extent that it relates to items recognized in comprehensive income or directly in equity. In this case the tax is also recognized in comprehensive income or directly in equity, respectively.

3.13 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale. There were no borrowing costs capitalized as of December 31, 2024, and December 31, 2023.

Other borrowing costs are recognized in profit or loss in the period in which they are incurred. Borrowing costs are reported within “Finance cost” on the consolidated statements of profit or loss and other comprehensive income.

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.14 Earnings per share

The Group presents basic earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see Note 12) by the weighted average number of shares outstanding during the period, adjusted for own shares held. The Group does not have any other shares or arrangements which could result in potentially dilutive shares.

3.15 Financial guarantee

The Group was a guarantor on a debt held by Metallon Corporation Limited. The Group’s guarantee was accounted for as financial guarantee contract under IFRS 9, under which the Group was required to initially measure the guarantee at fair value and will subsequently measure the guarantee as the higher of (i) the amount of the loss allowance determined in accordance with the impairment requirements of IFRS 9 and (ii) the amount initially recognized less, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

3.16 Use of accounting assumptions, key estimates, and judgments

In preparing the financial statements, management is required to make accounting assumptions, estimates and judgements that affect the amounts presented in the financial statements and related disclosures. Use of available information and the application of judgment are inherent in the formation of estimates. Actual results in the future could differ from these estimates which may be material to the financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognized prospectively.

Significant accounting assumptions, estimates and judgments include:

(a)     Impairment of property, plant and equipment

Property, plant and equipment assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. In determining value in use, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production. Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognized, if any, which could in turn impact future financial results.

(b)    Depreciation (see Note 13)

The Group’s depreciation on mining assets, which include related infrastructure and other assets used in production, as well as plant and equipment, and buildings, are depreciated on a straight-line basis over the LOM. The Group estimates the LOM based on estimated quantities of mineral and ore reserves including measured, indicated, and inferred. There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Key assumptions include planned future production from inferred resources, and the quantity and quality of the ore mined.

(c)     Mineral reserves and resources (see Note 13)

The Group is required to determine and report mineral reserves (proven and probable) and mineral resources (measured, indicated, and inferred) in accordance with the SK 1300 Report. In order to calculate mineral reserves and resources, estimates and assumptions are required about a range of geological, technical, and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of mineral reserves and resources requires the size, shape, and depth of ore bodies to be determined by analyzing geological

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

data such as the logging and assaying of ore samples. This process may require complex and difficult geological judgments and calculations to interpret the data. Because the assumptions used to estimate mineral reserves and resources change from period to period and because additional geological data is generated during the course of operations, estimates of mineral reserves and resources may change from period to period. Mineral reserves and resource estimates prepared by management are reviewed by an independent mineral resources expert.

Changes in reported mineral reserves and resources may affect the group’s LOM plan, financial results, and financial position in a number of ways, including the following:

•        asset carrying values may be affected due to changes in estimated future cash flows;

•        depreciation charged to profit or loss may change if the useful lives of assets change;

•        decommissioning, site restoration and environmental provisions may change where changes in estimated mineral reserves and resources affect expectations about the timing or cost of these activities (see Note 20); and

•        the carrying value of deferred tax assets and liabilities may change due to changes in estimates of the likely recovery of the tax benefits and charges (see Note 11).

These factors could include:

•        changes in mineral reserves and resources;

•        the grade of mineral reserves and resources may vary from time to time;

•        differences between actual commodity prices and commodity price assumptions;

•        unforeseen operational issues at mine sites including planned extraction efficiencies; and

•        changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates.

(d)    Provision for rehabilitation costs (see Note 20)

The Group is required to make estimates for the timing and amounts of future restoration costs which are then discounted to present value. The discount rate utilized in the Group’s present value calculation is estimated based on US treasury rates. Although the Group’s estimate is based on historical experience and re-evaluated annually, the estimated timing and amounts of the rehabilitation cash flows are inherently uncertain. As a result, these estimates and assumptions are subjective and can vary over time. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognized provision for rehabilitation costs may be higher or lower than as currently recorded in the consolidation financial statements (refer to Note 20).

(e)     Exploration and evaluation assets (see Note 14)

The Group makes assumptions and estimates regarding the technical feasibility and commercial viability of its mining projects and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances, such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

(f)     Financial Guarantee (see Note 30)

In accordance with the requirements of IFRS 9, the Group is required to estimate a loss allowance on its financial guarantee. The Group estimates the loss allowance using a probability of default approach under which the group estimates the likelihood Metallon Corporation Limited will default on its loan agreement. The Group’s evaluation of the likelihood of default is based on the facts and circumstances available as of the date the estimate is made and includes an assessment of Metallon Corporation Limited’s creditworthiness and liquidity. The Group’s estimate may change in future periods as new information becomes available. As of result of the uncertainty, losses allowances recognized in the prior period may be reversed and recognized as income in profit or loss in subsequent periods.

(g)    Foreign currency transactions

In applying IAS 21, management determined that USD remained the primary currency in which the Group’s Zimbabwean entities operate, as:

•        the majority of revenues generated from sales of precious metals are settled in USD;

•        the gold price receivable is calculated in USD;

•        the majority of costs are calculated by reference to USD if denominated in ZIG or is paid in USD; and

•        income tax liabilities calculated in ZIG and USD are settled predominantly in USD.

(h)    Common control

Refer to Note 1 for a description of the Group’s judgment applied toward the common control transaction during the year ended December 31, 2024. These judgments include the determination that the Controlling Shareholder exercises control over both Greenstone and the Administrator and the determination that therefore the Reorganization Transaction is an internal reorganization of entities under common control and signified a continuation of BMC’s operations, rather than the initiation of new business activities.

3.17 Accounting pronouncements

Standard issued but not yet effective

IFRS 18

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals, requires disclosure of management-defined performance measures, and includes new requirements for aggregation and disaggregation of financial information. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. The Group is currently assessing the impact of the new IFRS 18 requirements on its consolidated financial statements.

Amendment to IFRS 9 and IFRS 7

In May 2024, the International Accounting Standards Board issued an amendment to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. This amendment intends to clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion, add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

linked to the achievement of environmental, social and governance (ESG) goals); and make updates to disclosures for equity instruments designated at fair value through other comprehensive income. The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impact of the new requirements under IFRS 7 and IFRS 9 on its consolidated financial statements.

Annual improvements to IFRS Accounting Standards — Volume 11

On July 18, 2024 the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11. The IASB’s annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards.

The amendments contained in the Annual Improvements relate to:

•        IFRS 1 First-time Adoption of International Financial Reporting Standards — Hedge Accounting by a First-time Adopter

IFRS 7 Financial Instruments: Disclosures:

•        Gain or loss on derecognition

•        Disclosure of differences between the fair value and the transaction price

•        Disclosures on credit risk

IFRS 9 Financial Instruments:

•        Derecognition of lease liabilities

•        Transaction price

•        IFRS 10 Consolidated Financial Statements — Determination of a ‘de facto agent’

•        IAS 7 Statement of Cash Flows — Cost Method.

The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impact of the new requirements on its consolidated financial statements.

Standards recently adopted

Amendments to IAS 1

In January 2022, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. The amendments are effective on January 1, 2024, and clarified that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

The amendments also clarified that ‘settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument.

The amendments also introduce additional disclosure requirements for loan arrangements subject to covenants when they are classified as a non-current liability. If the entity is required to comply with the covenants within twelve months of the reporting date, the entity shall disclose information in the notes that enables users of the financial statements to understand the possibility of the liability becoming payable within the reporting period.

Greenstone Corporation
Notes to the Financial Statements

3. Material accounting policies (cont.)

The Group completed its assessment of the amendments to IAS 1 and concluded the amendments did not have a material impact on the Group’s consolidated financial statements.

3.18 Related party transactions

Related party transactions consist of transactions with Metallon and its affiliates and subsidiaries (see Note 27). Amounts due to and from related parties are presented gross unless there are specific arrangements which provide for the right of offset, in which case the amounts receivable and payable with the related party entity would be presented as a net receivable or payable. Amounts due to related parties are considered current unless otherwise specified within the terms of the arrangement. See Note 27 for further details.

3.19 Other income

Other income primarily consists of milling recoveries and royalties, income associated with insurance proceeds and rental income. Milling recoveries represent amounts received from third parties in exchange for using the Group’s production facilities and are recognized as services are provided. Milling royalties are profit-sharing payments from third parties using the Group’s production facilities and are recognized when earned. Insurance proceeds related to reimbursements for damages to gold shipments in transit to Fidelity from the How Mine are recognized when virtually certain that reimbursement will be received if the entity settles the obligation, generally upon receipt. Income from rentals is recognized in the period earned.

3.20 Prepayments

Prepayments consist of advance payments for services, inventory, and capital assets which have yet to be received and placed in service. Prepayments associated with the purchase of capital assets which will be reclassified to property, plant, and equipment when the assets are received, are presented as a non-current asset on the consolidated statements of financial position.

4. Revenue

	How Mine		Redwing Mine		Total
	2024	2023	2024	2023	2024	2023
Gold sales	$85,568	63,037	250	769	85,818	63,806
Silver sales	64	32	—	—	64	32
Royalty revenue	—	—	—	1,225	—	1,225
Revenue recognized at a point in time	$85,632	63,069	250	1,994	85,882	65,063

Total ounces of gold sold(1)	37,239	33,585	107	409	37,346	33,994
Net work in progress (oz)	229	563	—	—	229	563
Gold produced (oz)	36,636	33,714	107	409	36,743	34,123
Tonnes milled (kt)	473	450	5	4	478	454
Grade (g/t)	2.7	2.6	*	*	2.7	2.6
Recovery (%)	90	90	*	*	90	90
Average realized gold price ($/oz)	$2,185	1,774	2,304	1,863	2,185	1,776

____________

(1)      Gold sales are higher than gold produced due to some sales being attributable to the opening inventory balance as well as acceptable weight differences between internal results and final approved results after assaying at Fidelity.

*        In the absence of an assay-determined feed grade, recovery percentages cannot be calculated. The reported gold revenue was derived solely from the recycling of previously treated sands, with no assays conducted during the gold production process.

Greenstone Corporation
Notes to the Financial Statements

5. Production costs

Production costs include salaries and wages on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production costs for 2024 and 2023 are summarized below.

	2024	2023
Staff costs (see Note 8)	$14,491	$12,634
Stores	10,142	9,609
Power production	7,167	7,790
Site administrative costs	4,725	4,306
Repairs and renewals	1,734	1,447
Fuel issues	298	506
Transport	87	226
Contract mining	9	211
Other	18	13
Production costs	$38,671	$36,742

6. Administrative expenses

	2024	2023
Staff costs (see Note 8)	$9,428	$4,763
General and administrative costs	1,219	1,475
Fines and penalties	83	746
Bank charges	831	433
Fuel issues	118	420
Bad debts written off	83	—
Directors’ fees	288	288
Welfare costs	132	246
Stores	127	236
Travel and accommodation(1)	1,705	153
Audit fees(1)	941	78
Inspection fees	—	75
Loss on asset disposition	269	47
Legal fees(1)	723	14
Consultancy fees(1)	4,154	9
Environmental costs	—	9
Administrative expenses	$20,101	$8,992

____________

(1) — Consultancy fees, legal, audit fees, and travel and accommodation for the year ended December 31, 2024 primarily relate to expenses incurred in connection with the Reorganization Transaction and the proposed business combination described in Note 1.

Greenstone Corporation
Notes to the Financial Statements

7. Foreign exchange gain

	2024	2023
Foreign exchange gain	$1,016	$1,458

The change in the foreign exchange gain is the result of fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Group’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the Redwing and Mazowe Mines which are denominated in ZIG. More than 90% of the Group’s transactions are denominated in USD.

On April 4, 2024, the Reserve Bank of Zimbabwe announced a new Monetary Policy Statement, introducing the ZiG currency as part of a multi-currency system and mandating its use for all pricing, debt recording, accounting, and domestic transactions. Concurrently, an inter-bank foreign exchange market was established, with the ZiG opening at an exchange rate of 1 US$ to ZiG 13.56 on April 5, 2024.

8. Staff costs and employee information

The aggregate payroll costs of the employees charged in the consolidated statements of profit or loss and other comprehensive income were as follows:

	2024	2023
Wages and salaries	$16,606	$15,610
Key management bonuses	2,616	—
Share-Based payments (Note 33)	2,834	—
Post-employment benefits	1,030	1,191
Social security contributions and similar taxes	833	596
Total (Note 5 & 6)	$23,919	$17,397

9. Other income

	December 31, 2024	December 31, 2023
Milling recoveries and royalties(1)	$343	$3,393
Insurance proceeds	185	335
Rental income	72	75
Scrap sales	116	74
First aid competitions	—	35
Mine rescue funding	—	3
Other income	$716	$3,915

____________

(1)      Third parties using the Mazowe mine production facilities experienced decreased milling recoveries and royalties during 2024.

10. Finance cost

	2024	2023
Interest expense, borrowings (see Note 23)	$466	$1,125
Interest expense, other creditors	500	381
Interest expense, unpaid tax	283	—
Unwinding of discount (see Note 20)	273	909
Finance cost	$1,522	$2,415

The unwinding of discount relates to the provision for rehabilitation costs. Refer to Note 20 for further details.

Greenstone Corporation
Notes to the Financial Statements

11. Taxation

11.1 Taxation expense

	2024	2023
Current tax charge(1)	$10,049	$4,260
Deferred tax charge	858	994
Taxation expense	$10,907	$5,254

____________

(1)      The current tax charge for 2024 includes $1.1 million of withholding taxes, of which $0.9 million was paid in the current year.

11.2 Reconciliation of tax rate

	December 31, 2024	December 31, 2023
Profit	$14,495	$8,881
Taxation expense at statutory rate(1)	7,136	2,456
Nondeductible expenses:
Intermediary money transfer tax	158	70
Disallowed entertainment and staff welfare cost	50	14
Credit loss allowances on intergroup receivables	381	1,423
Loss on asset disposal	—	63
Remeasurement of financial guarantee	(522)	(92)
Penalties and interest	58	183
Death benefit	25	24
Stock obsolescence	43	—
Disallowed costs	41	—
Other	—	27
Withholding taxes on dividend	1,050	—
Change in tax rate	—	294
Deferred tax assets not recognized	2,487	792
Taxation expense	$10,907	$5,254

____________

(1)      The effective statutory rates are 25.75% for the How Mine, Redwing Mine, and Mazowe Mine entities, 19% for BMC entity, and 0% for Greenstone entity.

11.3 Reconciliation of current tax liabilities

	December 31, 2024	December 31, 2023
Reconciliation of current tax liabilities
Beginning balance, January 1	$7,323	$4,340
Current tax charge	8,999	4,260
Penalties	—	30
Unrealized exchange gains	(684)	(371)
Interest accrued	283	—
Taxes paid	(6,849)	(936)
VAT refunds offset against current tax liabilities	(82)	—
Current tax liabilities	$8,990	$7,323

Greenstone Corporation
Notes to the Financial Statements

11. Taxation (cont.)

11.4 Deferred tax liability

	December 31, 2024	December 31, 2023
Property plant and equipment	$10,262	$9,213
Credit loss allowances	(580)	(577)
Provision for rehabilitation cost	(6,795)	(5,325)
Unrealized exchange gains	833	1,447
Leave pay provision	(370)	(314)
Estimated tax losses	(11,145)	(10,575)
Deferred tax assets not recognized	16,012	13,490
Deferred tax liability	$8,217	$7,359
	December 31, 2024	December 31, 2023
Reconciliation of deferred tax liability
Beginning balance, January 1	$7,359	$6,364
Property plant and equipment	1,045	950
Credit loss allowances	(3)	(237)
Provision for rehabilitation cost	(1,469)	(225)
Unrealized exchange gains	(611)	613
Leave pay provision	(55)	17
Estimated tax losses	(570)	(627)
Deferred tax assets not recognized	2,521	749
Effect of rate change	—	(245)
Ending balance, December 31	$8,217	$7,359

11.5 Unrecognized deferred tax assets

	December 31, 2024	December 31, 2023
Unrecognized deferred tax assets	$16,012	$13,490

11.6 Value of estimated tax losses available for set off against future taxable income

	December 31, 2024	December 31, 2023
Value of estimated tax losses	$43,280	$41,067

12. Earnings per share

Weighted average number of shares — Basic earnings per share

Refer to Note 1 for description of the Reorganization Transaction that occurred on June 17, 2024 and related effect on the number of shares issued in 2023.

(in number of shares)

	2024	2023
Issued shares at January 1 (Note 25)	1,000	1,000
Weighted average shares issued	1,000	1,000
Weighted average number of shares at December 31	1,000	1,000

Greenstone Corporation
Notes to the Financial Statements

12. Earnings per share (cont.)

The calculation of basic and diluted earnings per share for the years ended December 31, 2024, and 2023 was calculated as follows:

	2024	2023
Profit for the year attributable to owners of the Group (basic and diluted)	$3,588	$3,627
Basic and diluted earnings per share	$4	$4

13. Property, plant and equipment, net

Cost	Mining assets	Buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
Balance at January 1, 2024	36,368	2,040	69,840	2,037	8,961	119,246
Additions(1)	1,597	—	2,281	116	4,400	8,394
Change in rehabilitation asset estimate	—	—	5,433	—	—	5,433
Transfer into/within of property, plant and equipment (see Note 14)	514	103	79	—	(486)	210
Disposals	—	(15)	(392)	(76)	—	(483)
Balance at December 31, 2024(2)	38,479	2,128	77,241	2,077	12,875	132,800

Balance at January 1, 2023	35,000	2,058	67,945	1,854	6,384	113,241
Additions(1)	1,359	—	1,839	183	3,100	6,481
Transfer into/within property, plant and equipment	9	—	514	—	(523)	—
Disposals	—	(18)	(458)	—	—	(476)
Balance at December 31, 2023(2)	36,368	2,040	69,840	2,037	8,961	119,246
Accumulated Depreciation and Impairment	Mining assets	Buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
At January 1, 2024	25,847	1,929	56,606	1,381	406	86,169
Depreciation	1,913	21	2,024	183	—	4,141
Impairment	—	—	5,724	—	—	5,724
Disposal	—	(15)	(198)	(65)	—	(278)
At December 31, 2024(2)	27,760	1,935	64,156	1,499	406	95,756

At January 1, 2023	24,726	1,930	55,389	1,234	$406	83,685
Depreciation	1,121	17	1,420	147	—	2,705
Disposal	—	(18)	(203)	—	—	(221)
At December 31, 2023(2)	25,847	1,929	56,606	1,381	406	86,169
Carrying value	Mining assets	Buildings (Note 23)	Plant & equipment	Fittings & motor vehicles	Capital work in progress	Total
At December 31, 2024	$10,719	$193	$13,085	$578	$12,469	$37,044
At December 31, 2023	$10,521	$111	$13,234	$656	$8,555	$33,077

____________

(1) — Additions of $0.2 million and $0.3 million were included in trade payables as of December 31, 2024 and 2023 respectively. Additions of $0.6 million and $ nil were funded through Borrowings and paid directly to suppliers as of December 31, 2024 and 2023 respectively.

(2) — The cost basis and the balance of accumulated depreciation and impairment contain assets which are fully depreciated but remain in service. As of December 31, 2024, and 2023, the initial costs of the fully depreciated assets which remain in service are $1,141 thousand and approximately $926 thousand respectively.

Greenstone Corporation
Notes to the Financial Statements

13. Property, plant and equipment, net (cont.)

In 2015 and 2018, the Redwing and Mazowe Mines experienced severe flooding and structural damage, leading to the suspension of operations in March 2019. These events caused significant physical damage to infrastructure and equipment, rendering them non-operational and resulting in a sharp decline in expected cash flows.

Due to the lack of reliable fair value estimates, the Group recognized full impairment losses on substantially all property, plant and equipment at Redwing and Mazowe in 2019 and 2018, respectively. In 2024, updated LOM and rehabilitation cost estimates led to additions to property, plant and equipment assets, of which $5.4 million (see Note 20) was immediately impaired as it related to the suspended and impaired Redwing and Mazowe Mines. The remaining $0.3 million was attributable to the impairment of plant equipment at Mazowe Mine. As of December 31, 2023 and 2024, no property, plant and equipment assets at Redwing or Mazowe are subject to LOM depreciation due to these prior impairments.

14. Exploration and evaluation assets, net

Cost
Balance at January 1, 2024	$1,520
Additions	303
Transfers to property, plant and equipment (see Note 13)	(210)
Balance at December 31, 2024	1,613

Balance at January 1, 2023	1,332
Additions	188
Balance at December 31, 2023	$1,520

Accumulated Impairment
Balance at January 1, 2024(1)	$626
Balance at December 31, 2024	626

Balance at January 1, 2023	626
Balance at December 31, 2023	$626

Carrying value
At December 31, 2024	$987
At December 31, 2023	$894

____________

(1) — Historical impairment was due to severe flooding and structural damage, which led to the suspension of operations of the Redwing and Mazowe Mines in 2019 (see Note 13). There were no indicators of impairment during the year ended December 31, 2024.

15. Prepayments

15.1 Short-term prepayments

	December 31, 2024	December 31, 2023
Inventory	$546	$622
Prepaid expenses	2	111
Short-term prepayments	$548	$733

15.2 Long-term prepayments

	December 31, 2024	December 31, 2023
Property, plant, and equipment	$3,922	$1,821
Long-term prepayments	$3,922	$1,821

Greenstone Corporation
Notes to the Financial Statements

16. Inventories

	December 31, 2024	December 31, 2023
Consumables(1)	$2,794	$1,818
Allowance for inventory write-down(2)	(166)	—
Gold stockpile	185	—
Gold in progress(3)	375	482
Inventories	$3,188	$2,300

____________

(1) — Inventory is comprised of consumable stores utilised by the mines. The amount of inventories recognized as an expense in the period amount to $10.1 million (2023: $9.6 million).

(2) — Allowance for inventory write-down is related to consumables.

(3) — Gold in progress balance as of December 31, 2024 consists of 229 ounces (2023: 563 ounces).

17. Trade and other receivables, net

	December 31, 2024	December 31, 2023
Royalty receivables	$2,136	$2,136
Trade receivables	2,114	792
Staff loans receivables	277	217
Other receivables	157	110
VAT receivables(1)	1,321	10
Allowance for credit losses	(2,253)	(2,240)
Trade and other receivables, net	$3,752	$1,025

____________

(1) — The Company offset VAT receivables equating to $2.5 million against trade and other payables due for other types of taxes administered by the Zimbabwean Revenue Authority (2023: Statutory taxes $2.5 million) and $0.1 million offset against current tax liabilities.

The Group’s trade receivables balance primarily relates to gold sales with Fidelity. The Group’s royalty receivables balance relates to a subcontracting arrangement through which the Group earned a royalty on precious metals extracted by a third-party miner from the Redwing Mine. The Group incurred credit losses of $2.3 million and $2.2 million for the years ended December 31, 2024, and 2023 respectively, related to receivables that aged more than 30 days. Of the $2.3 million credit loss recognized in 2024, $2.1 million was related to the agreement with the subcontractor and $0.2 million related to staff loans which were deemed irrecoverable. Of the $2.2 million credit loss recognized at the end of 2023, $2.1 million was related to the agreement with the subcontractor and $0.1 million related to staff loans which were deemed irrecoverable. The credit losses recorded in 2024 and 2023 related to the agreement with the subcontractor and the staff loans were recognized due to the Group’s inability to collect payment significantly beyond the dates the payments were contractually due.

Allowance for credit losses
Balance as of December 31, 2022	$957
Additions	1,513
Recovery of prior ECL	(230)
Balance as of December 31, 2023	2,240
Additions	48
Recovery of prior ECL	(35)
Balance as of December 31, 2024	$2,253

Greenstone Corporation
Notes to the Financial Statements

18. Trade and other payables

	December 31, 2024	December 31, 2023
Trade payables	$8,371	$9,932
Employee payables	8,756	5,108
Other taxes and social security payments(1)	8,904	3,522
VAT payable	1,897	1,590
Accruals(2)	3,523	1,680
Trade and other payables	$31,451	$21,832

____________

(1)      The Company offset VAT receivables equating to $2.5 million against trade and other payables due for other types of taxes administered by the Zimbabwean Revenue Authority (2023: Statutory taxes $2.5 million).

(2)      As of December 31, 2024, the Company owed BDO South Africa Incorporated $188,300 related to the historical audits and the interim review performed. This amount was settled in full subsequent to year end.

19. Cash and cash equivalents, net

	December 31, 2024	December 31, 2023
Petty cash	$273	$259
Bank balances	425	19
Cash and cash equivalents	698	278
Bank overdraft	(1,013)	—
Cash and cash equivalents, net	$(315)	$278

Banc ABC Zimbabwe

Overdraft Facility Agreement

In July 2024, the Group entered into an overdraft facility agreement with Banc ABC Zimbabwe (“Overdraft Facility Agreement”) providing an overdraft facility of $1.0 million (“Overdraft Facility”) available to be drawn until July 31, 2025. The Overdraft Facility Agreement was entered into to finance working capital requirements and capital expenditures and has an interest rate equal to the base lending rate quoted by African Banking Corporation of Zimbabwe Limited plus a margin of 2% per annum calculated on the daily balance outstanding. The Group drew the full Overdraft Facility amount of $1.0 million in July 2024. The Overdraft Facility imposes the same covenants on the Group as the December 9, 2024, facility agreement the Group holds with Banc ABC Zimbabwe, which are detailed in Note 23.

As of November 2024, Banc ABC Zimbabwe is rated ‘BB’ with a Stable Outlook by ICRA Rating Agency DMCC, reflecting moderate credit risk within the local banking environment.

20. Provision for rehabilitation costs

Site restoration relates to the estimated cost of closing down the mines and projects and represents the site and environmental restoration costs estimated to be paid as a result of mining activities or previous mining activities. For the How Mine, site restoration costs are capitalized in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalized costs are amortized over the life of the mine and the provision is unwound over the period to estimated restoration.

	December 31, 2024	December 31, 2023
Beginning balance, January 1	$20,683	$19,774
Unwinding of discount (see Note 10)	273	909
Change in estimate (see Note 13)	5,433	—
Ending balance, December 31	$26,389	$20,683

Greenstone Corporation
Notes to the Financial Statements

20. Provision for rehabilitation costs (cont.)

The discount rate used in calculating the present value of the How Mine’s provision for rehabilitation costs is based on U.S. treasury bond rates, and the cash flows are estimated at an average 2.4% inflation (2023: 2.3%). At December 31, 2024, How Mine’s provision for rehabilitation costs is calculated using a 4.6% discount rate (2023: 4.3%), with gross rehabilitation costs amounting to $7.8 million. For Redwing Mine and Mazowe Mine, the rehabilitation provision will be equal to the gross rehabilitation costs as determined at December 31, 2024 without discounting, due to uncertainty over the LOM in regards to depletion rates as the mines are currently not operational. As of December 31, 2024, the Group estimates costs for environmental rehabilitation will begin to be incurred for its How Mine in 2033. With respect to the Group’s Redwing Mine and Mazowe Mine, the timing of rehabilitation costs to be incurred is dependent on the timing of the Group restarting each mine’s operations and will be determined in a future period. The gross closure costs for Redwing Mine and Mazowe Mine were $11.8 million and $8.1 million, respectively.

The change in estimate arose following a reassessment of the estimated mine rehabilitation costs upon closure of the mines, conducted on December 31, 2024. The reassessment was initiated due to a change in contractor rates. This change in estimate of $5.4 million comprises ($0.1) million for the How Mine, $1.4 million for the Mazowe Mine, and $4.1 million for the Redwing Mine. The rehabilitation costs for the Redwing Mine are the most significant due to more extensive site damage resulting from illegal mining activities during the period of non-operation.

21. Contingent Liabilities

The Group is subject to various claims that arise in the normal course of business. The Group has determined the risk of loss related to the current claims is remote. Accordingly, no contingent liabilities have been recognized or disclosed for the years ended December 31, 2024, or 2023.

22. Commitments

The Group’s contractual commitments primarily consist of commitments for short-term leases at December 31, 2024, and December 31, 2023 are immaterial. The Group funds its contractual commitments through cash from operating activities and from debt.

The Group had purchase commitments for capital assets as follows:

	December 31, 2024	December 31, 2023
Commitments	$1,407	$622

23. Borrowings

23.1 Short-term borrowings

	December 31, 2024	December 31, 2023
Short-term notes	$515	$813

Greenstone Corporation
Notes to the Financial Statements

23. Borrowings (cont.)

The Group has short-term notes with various lenders which have maturities ranging from two to six months. The short-term notes do not have any collateral or covenants. The interest rates on short-term borrowings range from 8% to 10% per annum. The short-term notes are secured by specified real estate assets.

	December 31, 2024	December 31, 2023
Beginning balance, January 1	$813	$494
Proceeds(1)	1,468	2,211
Interest paid	(320)	(687)
Interest accrued	335	793
Repayments(2)	(1,808)	(2,019)
Fees charged against borrowings	27	21
Ending balance, December 31	$515	$813

____________

(1)      During the year ended December 31, 2024, the How Mine received borrowings amounting to $1.5 million of which $1.1 million was paid directly to suppliers by the finance lender

(2)      Repayments include $0.3 million which was paid by Metallon Management Services on behalf of the How Mine.

23.2 Banc ABC Zimbabwe Loan

	December 31, 2024	December 31, 2023
Banc ABC Zimbabwe Loan – current	$626	$1,595
Banc ABC Zimbabwe Loan – non-current	1,374	—
Total	$2,000	$1,595
	2024	2023
Balance of long-term debt at January 1	$1,595	$2,932
Proceeds	2,150	1,850
Interest paid	(131)	(332)
Interest accrued	131	332
Repayments	(1,745)	(3,187)
Balance of long-term debt at December 31	$2,000	$1,595

Banc ABC Zimbabwe Facility Agreement

On December 9 2024, the Group entered into a facility agreement with Banc ABC Zimbabwe (“Facility Agreement”) pursuant to which (i) the amount outstanding under the existing Term Loan of $0.5 million expiring on December 31, 2024 is maintained, (ii) the amount outstanding under the existing Overdraft Facility(see note 19) of $1.0 million expiring on July 31, 2025 is maintained, and (iii) $4.0 million is available to be drawn in term loans until September 30, 2025 repayable 36 months from drawdown. The Facility Agreement was entered into to finance capital improvements, providing a combined “Term Loan” and “Call Loan” facility with a maximum aggregate limit of USD 4,000,000. The Term Loan allows the Group to borrow funds repayable in instalments over 3 years from the drawdown date (available for drawdown until September, 2025). The interest rate on borrowings under the Loan agreement consist of a base rate. The base rate on the Group’s Term Loan borrowings is 15% per annum which is based on the base lending rate quoted by the African Banking Corporation of Zimbabwe Limited. The Call Loan option offered payment terms of up to 90 days, with interest rates determined at Banc ABC Zimbabwe’s discretion.

Greenstone Corporation
Notes to the Financial Statements

23. Borrowings (cont.)

To secure the Facility Agreement, the Group has provided the following collateral: a USD 4,080,555 notarial bond over property, plant, and equipment of Bulawayo Mining Company Limited; new equipment purchased shall be specified in a security agreement and shall be perfected by way of registration of a notice of security interest; a hypothecation of USD 15,000,000 over mining leases; an unlimited guarantee from Metallon Corporation Limited; and a cession of insurance over the pledged assets.

The Facility Agreement imposes covenants on the Group, including the obligation to channel monthly deposits of at least USD 2,000,000 of which USD 1,500,000 is expected to be in united states dollars through designated accounts, with a penalty interest of 10% per annum for non-compliance. Additionally, the Group must maintain a Debt Service Coverage Ratio of at least 1.2:1 and establish a sinking fund using monthly deposits to ensure timely loan repayment upon maturity. As of December 31, 2024, the Group had a Debt Service Coverage Ratio of 5:29:1. The Group was in compliance with all covenants under the Facility Agreement as of December 31, 2024, and 2023. As of December 31, 2024 and 2023, the carrying amount of the borrowings approximated their fair value.

Banc ABC Zimbabwe Loan Agreement

On December 1, 2021, the Group entered into a loan agreement with Banc ABC Zimbabwe (“Loan Agreement”) for a combined Term Loan and Call Loan facility of up to USD 4,000,000. The Term Loan, repayable over two years from drawdown through August 31, 2022, bore interest at 12% per annum (base rate of 10% plus a 2% margin). The Call Loan facility, which offered repayment terms of up to 90 days, carried variable interest rates at the lender’s discretion and expired on August 31, 2023. There were no outstanding Call Loan balances as at December 31, 2024 and 2023.

The Loan Agreement was secured by a USD 15,000,000 notarial bond over property, plant, and equipment, a hypothecation over mining leases, an unlimited guarantee from Metallon Corporation Limited, a revenue assignment agreement directing USD 250,000 weekly to Banc ABC, and a cession of insurance over bonded assets. The Group was required to channel minimum annual and monthly deposits, maintain a Debt Service Coverage Ratio of at least 1.2:1, and fund a sinking account. The Group complied with all covenants under the Loan Agreement, and the carrying amount of the borrowings approximated fair value. The Loan Agreement expired and had no outstanding liability on December 31, 2024, following the signing of the new Facility Agreement.

24. Financial Instruments and risk management

The Group has exposure to the following risks that arise from its use of financial instruments:

•        Currency risk;

•        Liquidity risk;

•        Credit risk;

•        Capital risk;

•        Interest rate risk

Greenstone Corporation
Notes to the Financial Statements

24. Financial Instruments and risk management (cont.)

Refer to Note 3 for discussion on how the Group measures financial assets and financial liabilities at initial and subsequent measurement. The principal financial instruments used by the Group, from which financial instruments risks arises and the related balances as of December 31, 2024 and 2023, are as follows:

	December 31, 2024	December 31, 2023
Financial assets at amortized cost
Amounts due from related parties	$765	$716
Trade and other receivables, net (excluding VAT receivables)	2,431	1,015
Cash and cash equivalents	698	278
Staff loan receivables	135	134
Total	4,029	2,143
Financial liabilities at amortized cost
Trade and other payables (excluding VAT payable and employee payables)	11,894	11,612
Dividend payable	—	4,720
Financial guarantee	—	2,746
Amounts due to related parties	3,389	2,255
Bank overdraft	1,013	—
Borrowings	2,516	2,408
Total	$18,812	$23,741

Currency risk

The Group is exposed to currency risk on transactions settled or paid in currencies other than its functional currency. The exposure to currency risk is primarily related to transactions paid or settled in ZIG. The Group conducts a limited number of transactions which are paid or settled in ZAR, but these transactions do not pose a material currency risk due to the limited volume. To reduce exposure to currency fluctuation, the Group seeks to settle obligations due in local currency (ZIG) from recent sales settled in local currency. Movement in currency rates could expose the Group to additional foreign exchange gain or loss.

The table below indicates consolidated monetary assets/(liabilities) in the Group denominated in ZIG (ZWL in 2023):

	December 31, 2024	December 31, 2023
Trade and other receivables	$568	$231
Cash and cash equivalents	74	9
Amount due from related parties	55	—
Current tax liability	(1,576)	(532)
Trade and other payables	(109)	(672)
Total	$(988)	$(964)

Sensitivity Analysis — The following demonstrates the Groups sensitivity to 5% strengthening or weakening of the ZIG local currency as of December 31, 2024, and of the ZWL local currency as of December 31, 2023, against the USD functional currency and the impact on profit or (loss) for each period:

	Strengthening	Weakening
December 31, 2024	$49	$(49)
December 31, 2023	$48	$(48)

Greenstone Corporation
Notes to the Financial Statements

24. Financial Instruments and risk management (cont.)

The table below indicates consolidated monetary liabilities in the Group denominated in ZAR:

	December 31, 2024	December 31, 2023
Trade and other payables	$(894)	$(751)
Total	$(894)	$(751)

Sensitivity Analysis — The following demonstrates the Groups sensitivity to 5% strengthening or weakening of the ZAR local currency against the USD functional currency and the impact on profit or (loss) for each period:

	Strengthening	Weakening
December 31, 2024	$45	$(45)
December 31, 2023	$38	$(38)

Liquidity risk

Liquidity risk is the risk that the Group may fail to meet its obligations when they fall due, the consequences of which may be the failure to meet obligations to creditors. Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Adequate banking facilities are maintained. Borrowing facilities are negotiated with approved financial institutions at acceptable interest rates. The table below summarizes the maturity profile of the Group’s financial liabilities at the end of each reporting period. The amounts reflect gross and undiscounted cash flows and include contractual interest payments.

December 31, 2024	Less than 12 months	12- 24 Months	Greater than 24 Months	Total
Trade and other payables	$11,894	$—	$—	$11,894
Borrowings	1,441	899	674	3,014
Amounts due to related parties	3,389	—	—	3,389
Bank overdraft	1,013	—	—	1,013
Total	$17,737	$899	$674	$19,310
December 31, 2023	Less than 12 months	Total
Trade and other payables	$11,612	$11,612
Borrowings – current portion	2,732	2,732
Dividend payable	4,720	4,720
Financial guarantee	2,746	2,746
Amounts due to related parties	2,255	2,255
Total	$24,065	$24,065

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. Credit risk arises from the Group’s trade and other receivables, net as well as amounts due from related parties. The carrying amount of financial assets as disclosed in the statements of financial position

Greenstone Corporation
Notes to the Financial Statements

24. Financial Instruments and risk management (cont.)

and related notes represents the maximum credit exposure. The table below summarizes the credit risk of the Group’s financial assets at the end of the current reporting period. The amounts reflect the gross value and the effect of the expected credit loss for each financial asset.

December 31, 2024	Gross	ECL	Total
Financial assets
Amounts due from related parties	$11,211	$(10,446)	$765
Trade and other receivables	4,684	(2,253)	2,431
Cash and cash equivalents	698	—	698
Staff loan receivables	135	—	135
Total	$16,728	$(12,699)	$4,029
December 31, 2023	Gross	ECL	Total
Financial assets
Amounts due from related parties	$9,736	$(9,020)	$716
Trade and other receivables	3,255	(2,240)	1,015
Cash and cash equivalents	278	—	278
Staff loan receivables	134	—	134
Total	$13,403	$(11,260)	$2,143

The Group’s financial assets primarily relate to amounts due from related parties and trade receivables. The Group’s risk over the collectability of trade receivables is generally low, as substantially all of the Group’s sales of precious metals are to a single customer, Fidelity, which is a Zimbabwean governmental entity which has never paid outside of their contractually agreed credit terms. Credit risk exposure on trade receivables with customers other than Fidelity is generally higher, as such receivables are subject to collection risks in the normal course of business. As disclosed in Note 17, substantially all of the Group’s receivables recognized in relation to a contract with third-party miners, was provided for over the course of 2023 and 2022. The Group also holds credit risk on amounts receivable from related parties which may experience insolvency or liquidity issues, however such risks are partially mitigated through the Group’s ability to negotiate with affected parties to settle balances with payables due to the same party. Refer to Notes 27 and 31 for discussion regarding recognition of credit losses on related party receivables from Metallon Corporation Limited.

Capital risk

The Group considers its capital to comprise its ordinary share capital and retained deficit. In managing its capital, the Group’s primary objective is to maintain a sufficient funding base to enable the Group to meet its working capital and strategic investment needs. The Group is not subject to any externally imposed capital requirements as at December 31, 2024. The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits to other stakeholders. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Interest rate risk

The risk of interest rate changes associated with the Group’s long-term debt and short-term borrowings would not have a material impact on the Group’s consolidated financial statements.

Greenstone Corporation
Notes to the Financial Statements

25. Share capital

The Group’s authorized share capital consists of 50,000 shares and the Group’s issued and outstanding share capital consists of 1,000 ordinary shares, each with a $1 par value. Refer to Note 1 for description of the Reorganization Transaction that occurred on June 17, 2024.

($ represent unrounded amounts)	Number of fully paid shares	Amount
January 1, 2024	1,000	$1,000
Shares issued	—	—
December 31, 2024 (ordinary shares with par value of $1 each)	1,000	$1,000

The following describes the nature and purpose of each reserve within the consolidated statements of changes in equity:

Reserve	Description and purpose
Share capital	The nominal value of shares issued.
Retained earnings/deficit	Cumulative net gains and losses recognised in the consolidated statements of profit or loss and other comprehensive income

26. Dividends

The following dividends were declared by the Group and issuable to Metallon Corporation Limited ($ in thousands, except for dividends per share):

	2024	2023
$9,000 per qualifying ordinary share(1) (2023: $10,000)	$9,000	$10,000

____________

(1) — Per share amounts calculated based on 1,000 shares. See Note 25.

The following dividends were paid in the same year by the Group and were issued to Metallon Corporation Limited prior to the Reorganization Transaction:

	2024	2023
$9,018 per qualifying ordinary share (2023: $7,921)	$9,018	$7,921

27. Related party balances and transactions

The Southern SelliBen Trust (“Trust”) holds 70% of Greenstone’s equity. Other shareholders of Greenstone include Mzi Khumalo (10%), NostroHeritage Fund (9.9%), Niota Foundation (4.1%), South Rivers Foundation (4%), and Red Richmond Foundation (2%).

The Group’s related party receivables balance relates to administrative expenses incurred on behalf of Metallon Management Services, a subsidiary of Metallon Corporation Limited, Metallon Corporation Limited, and Metallon Corporation Limited (US), of which Mzi Khumalo is a significant shareholder of all entities. The Group’s related party payables balance relates to expenses incurred by the Group which were paid by Metallon Corporation Limited, Metallon Management Services, and Metallon Gold Zimbabwe, an affiliate of Metallon. As of December 31, 2024,

Greenstone Corporation
Notes to the Financial Statements

27. Related party balances and transactions (cont.)

an offset agreement is in place between the Group and Metallon, allowing the Group to net its receivable and payable balances held with Metallon. The related party balances are unsecured, bear no interest, and do not have fixed repayment terms.

Related party receivables	December 31, 2024	December 31, 2023
Metallon Corporation Limited	$8,261	$7,811
Metallon Corporation Limited (US)	765	—
Metallon Management Services	2,185	1,925
Allowance for related party credit losses	(10,446)	(9,020)
Total	$765	$716
Related party payables	December 31, 2024	December 31, 2023
Metallon Corporation Limited	$2,248	$2,255
Metallon Gold Zimbabwe	1,138
Metallon Management Services	3	—
Total	$3,389	$2,255

The Group incurred related party credit losses of $1.4 million and $6.8 million as of December 31, 2024 and 2023, respectively, related to receivables owed by Metallon Corporation Limited and Metallon Management Services. The 2024 charge includes an additional provision of $1.2 million made during the year due to continued liquidity concerns in respect of the amounts owing from Metallon Corporation Limited. In addition, the Group recognized a credit loss of $0.2 million in 2024 on receivables due from Metallon Management Services, reflecting ongoing liquidity concerns.

Allowance for related party credit losses
Balance as of December 31, 2022	$2,202
Additions	6,818
Balance as of December 31, 2023	9,020
Additions	1,618
Reversals	(192)
Balance as of December 31, 2024	$10,446

Key management personnel compensation

The amounts disclosed in the table below represent the compensation to key management personnel for the years ended December 31, 2024, and 2023. The amounts are recognized as administrative expenses in the consolidated statements of profit or loss and other comprehensive income.

	December 31, 2024	December 31, 2023
Short-term employee benefits	$1,798	$1,002
Key management bonuses	2,616	—
Non-executive director fees	288	288
Share based payments (see Note 33)	2,834	—
Post-employment benefits	14	14
Key management salaries	$7,550	$1,304

Effective July 1, 2024, the key management remuneration was expanded to include the costs of an additional three members of management, which have been reflected above for the year ended December 31, 2024.

Greenstone Corporation
Notes to the Financial Statements

28. Employment benefits

Defined contribution plan

All permanent employees are members of defined contributions plans administered by either the National Industrial Council for the Mining Industry of Zimbabwe or the Old Mutual staff pension fund. Contributions are at the rate of 12% and 16% of pensionable emoluments of which employees pay 5% and 6.5% respectively. The cost of pension contributions during the year is made up as follows:

	December 31, 2024	December 31, 2023
Contributions for the year	$643	$735

National Social Security Scheme

A subsidiary of the Group, Bulawayo Gold Zimbabwe (Private) Limited, makes contributions to the National Social Security Scheme, a defined benefit pension scheme promulgated under the National Social Security Act of 1989. The Group’s obligation under the scheme is limited to specific contributions legislated from time to time:

	December 31, 2024	December 31, 2023
Contributions for the year	$221	$283

29. Operating segments

The Group currently identifies three reportable segments which consist of each of its three mines based in Zimbabwe: the How Mine, the Mazowe Mine, and the Redwing Mine. The Group’s CEO is the Group’s chief operating decision maker responsible for evaluating the operating performance of the Group’s mining operations, allocating resources, and making strategic decisions. For each of the segments, the Group’s CEO reviews internal management reports on at least a quarterly basis. Information regarding the results of each reportable segment is included below.

Performance is measured based on operating profit/loss, as included in the internal management reports that are reviewed by the Group’s CEO. Segment operating profit or loss is used to measure performance as management believes that such information is the most relevant in evaluating the operating performance of each segment relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	$85,632	63,069	250	1,994	—	—	—	—	85,882	65,063
Production costs	(38,648)	(36,501)	(23)	(241)	—	—	—	—	(38,671)	(36,742)
Depreciation and amortization	(4,057)	(2,647)	(3)	(1)	(81)	(57)	—	—	(4.141)	(2,705)
Royalties	(4,279)	(3,153)	(2)	(6)	—	—	—	—	(4,281)	(3,159)
Gross profit (loss)	38,648	20,768	222	1,746	(81)	(57)	—	—	38,789	22,457
Other income	288	440	77	82	351	3,393	—	—	716	3,915
Administrative expenses	(1,387)	(1,029)	(2,618)	(3,244)	(2,024)	(4,689)	(14,072)	(30)	(20,101)	(8,992)
Allowance for credit losses, net of recoveries	—	—	(13)	(1,283)	—	—	—	—	(13)	(1,283)
Foreign exchange gains/(losses)	444	505	217	570	355	383	—	—	1,016	1,458
Impairment	—	—	(4,095)	—	(1,629)	—	—	—	(5,724)	—
Operating profit	37,993	20,684	(6,210)	(2,129)	(3,028)	(970)	(14,072)	(30)	14,683	17,555

Greenstone Corporation
Notes to the Financial Statements

29. Operating segments (cont.)

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Finance cost	(818)	(1,312)	(90)	(455)	(332)	(442)	(282)	(206)	(1,522)	(2,415)
Loss on sale	—	—	—	—	—	—	—	(41)	—	(41)
Related party credit gain/(loss)	(1,652)	(1,218)	—	—	29	(706)	197	(4,894)	(1,426)	(6,818)
Interest income	14	11	—	—	—	—	—	103	14	114
Financial guarantee remeasurement	—	—	—	—	—	—	2,746	486	2,746	486
Profit/(loss) before taxation	35,537	18,165	(6,300)	(2,584)	(3,331)	(2,118)	(11,411)	(4,582)	14,495	8,881
Income tax expense	(9,857)	(5,254)	—	—	—	—	(1,050)	—	(10,907)	(5,254)
Profit/(loss) for the year	$25,680	12,911	(6,300)	(2,584)	(3,331)	(2,118)	(12,461)	(4,582)	3,588	3,627
	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Segment assets	$50,771	40,495	20	—	248	483	—	—	51,039	40,978
Current assets	8,845	4,247	15	—	91	89	—	—	8,951	4,336
Non-current assets	41,926	36,248	5	—	157	394	—	—	42,088	36,642
Segment liabilities	37,850	33,634	20,138	15,406	16,762	15,915	7,215	4,371	81,965	69,326
Current liabilities	21,719	19,926	8,352	7,715	8,699	9,272	7,215	4,371	45,985	41,284
Non-current liabilities	16,131	13,708	11,786	7,691	8,063	6,643	—	—	35,980	28,042

30. Financial guarantee

On September 27, 2023, the Group executed an agreement (the “Africorp Guarantee”) with Africorp Solutions And Advisory (Pty) Ltd (“Africorp”) to guarantee Metallon Corporation Limited’s outstanding loans withdrawn during 2021 (the “Metallon Term Loans”), which consisted of an aggregate principal amount of $1.5 million and accumulated interest as of the execution date of $1.6 million, for a cumulative outstanding amount of $3.2 million, payable in instalments through March 31, 2024.

The Africorp Guarantee has been accounted for by the Group as a financial guarantee contract under IFRS 9, under which the Group is required to initially measure the guarantee at fair value and will subsequently measure the guarantee to the higher of (i) the amount of the loss allowance determined in accordance with the impairment requirements of IFRS 9 and (ii) the amount initially recognized less, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Based on the Group’s analysis upon the execution of the Africorp Guarantee, the Group determined an ECL should be recognized for the full $3.2 million outstanding balance of the Metallon Term Loans based on the probability of default. As the guarantee was issued to the parent entity in exchange for no consideration, the offset to the initial credit loss entry was recognized as a distribution in the consolidated statement of changes in equity for the year ended December 31, 2023.

The Group revised its analysis of the ECL as of December 31, 2023, and determined the ECL should reflect the remaining outstanding balance of the Metallon Term Loans of $2.7 million. The Group recognized a reversal on the ECL of $0.5 million which is presented as “Financial guarantee remeasurement” in the consolidated statement of profit or loss and comprehensive income for the year ended December 31, 2023.

On June 17, 2024, concurrent with the execution of the Reorganization Transaction (Note 1), Africorp issued a “Deed of Release”, which released the Group of all obligations under the Africorp Guarantee. As a result, the Group recorded a reversal of the remaining $2.7 million ECL in June of 2024, which is presented within “Financial guarantee remeasurement” in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024.

Greenstone Corporation
Notes to the Financial Statements

31. Sale of Motapa

On November 1, 2022 (“Motapa Sale Date”), the Group divested 100% of its equity interest in Motapa Mining Company UK Limited (“Motapa”), which held mining rights in Zimbabwe, to Caledonia Mining Corporation PLC (“Caledonia”) for a total consideration of $8.3 million, comprised of $1.0 million in cash and $7.3 million note receivable (the “Caledonia Note”). The Caledonia Note bore 13% interest per annum with principal of $5.0 million due on March 31, 2023, and remaining principal of $2.3 million due on June 30, 2023. As Motapa was not operational and the Group held a mining right only, Motapa was not considered a discontinued operation.

In December of 2022, the Group entered into an arrangement with a third party purchaser who assumed $5.0 million of the Caledonia Note in exchange for the Group’s agreement to 1) accept $5.0 million of principal over a series of settlements, beginning with $1.2 million in December 2022, followed by settlements aggregating to $3.8 million during 2023 and 2) discount the interest due under the original Caledonia Note (collectively, the “2022 Settlement Arrangement”).

During 2023, the Group entered into an arrangement with additional third-party purchasers who assumed $2.3 million of the Caledonia Note in exchange for the Group’s agreement to 1) accept $2.2 million of principal and interest over a series of settlements through June 2023 and 2) discount the principal and interest due under the original Caledonia Note (collectively, the “2023 Settlement Arrangement”). As a result of the 2022 Settlement Arrangement and the 2023 Settlement Arrangement, the Group recorded a loss of $0.04 million related to the Settlement Arrangement, which is presented within “(Loss) gain on sale” in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2023. Of the $6.0 million of payments received in 2023 under the 2022 Settlement Arrangement and 2023 Settlement Agreement, $4.8 million was paid directly to Metallon Corporation Limited to assist with its working capital needs. As of December 31, 2023, the Group determined it would recognize an estimated credit loss of $4.8 million due to solvency and liquidity concerns at Metallon Corporation Limited (refer to Note 27). No loss was recognized during the year ended December 31, 2024.

32. Going concern

As of the reporting date, the Group’s current liabilities exceed its current assets by $37.0 million (2023: $36.9 million), and total liabilities exceed total assets by $30.9 million (2023: $28.3 million), primarily due to the impairment of assets at the Redwing Mine and Mazowe Mine, which remain under care and maintenance. As a result, these mines generate no positive cash flow, and How Mine currently supports their care and maintenance costs. As of December 31, 2024, Redwing had current payables of $8.4 million, and Mazowe had $8.7 million. Mazowe and Redwing Mines have successfully defended several applications that were filed in 2024. The applications have all been filed in a similar manner and do not have merit. The financial exposures of Redwing and Mazowe Mines have been ring-fenced to those specific entities, limiting any adverse impact on the broader Group. The liabilities and obligations of Redwing and Mazowe are contractually separated from How Mine, ensuring that these obligations do not encumber the operational assets or future profitability of the Group’s other entities. None of the entities within the Group has provided any assets as security over the liabilities of Redwing and Mazowe that could be called on in settling these entities’ liabilities.

Management has assessed the Group’s ability to continue as a going concern, considering its financial position, operating environment, and cash flow projections until December 2025.

How Mine (operational since 1941) continues to generate profits and positive cash flows. Production is expected to continue to increase in 2025, further improving the Group’s cash flow. Greenstone Corporation (BMC’s parent company as described in Note 1) is not trading, and the Group’s cash flows largely stem from How Mine. Management’s forecast for the next twelve months indicates positive cash flows, including funds to settle Redwing and Mazowe current liabilities as described in Note 29. Management has conducted sensitivity analyses on potential gold price fluctuations and confirmed that the Group can adjust payments to accommodate any drop in the gold price, while maintaining positive cash flows.

Greenstone Corporation
Notes to the Financial Statements

32. Going concern (cont.)

Based on the results of the above-mentioned cash flow assessments, management is satisfied that the Group can continue as a going concern in the foreseeable future, realizing its assets and discharging its liabilities in the normal course of business. Management will continue to monitor risks and adjust strategies as necessary.

During 2025, the Group has drawn $1.5 million on the Term Loan, with $0.5 million remaining available to be drawn. The Group was in compliance with all debt covenants as of December 31, 2024 (see Note 23).

33. Share based payment

On October 14, 2021 (the “Effective Date”), the Controlling Shareholder of Metallon entered into share award agreements (the “Share Award Agreements”) with senior executives of Metallon (the “Senior Executives”), which provided the Senior Executives with the right to obtain ordinary shares in Metallon and full beneficial ownership of a certain amount of ordinary shares of Metallon (the “Shares”). The Share Award Agreements contained provisions which provided for automatic transfer of the Shares, and beneficial ownership rights granted thereunder, to any successor entity in the event of a corporate reorganization, merger, acquisition or other change in ownership. Among the Share Award Agreements issued, only one award contained vesting conditions (the “Unvested Award”), and all other awards were deemed fully vested (the “Vested Awards”) on the Effective Date. The Share Award Agreements were determined to be share-based payments in accordance with IFRS 2 and the associated compensation cost for the Vested Awards was recognized on the Effective Date. Due to certain terms and conditions within the Unvested Award which introduced uncertainty regarding the vesting period, a grant date in accordance with IFRS 2, was not established on the Effective Date and no compensation cost was recognized.

On June 15, 2024, substantially concurrent with the Reorganization Transaction (refer to Note 1) completed on June 17, 2024, a share exchange was completed whereby the Senior Executives exchanged their rights to the Shares in Metallon for a fixed number of ordinary shares in Greenstone Corporation (the “Greenstone Shares”). The Greenstone Shares issued to the Senior Executives were transferred to them by the Controlling Shareholder which, prior to such transfer, held 100% of the issued and outstanding ordinary shares of Greenstone. The exchange of Metallon Shares for Greenstone Shares on June 15, 2024 (the “Modification Date”) was accounted for as a modification of the Share Award Agreements in accordance with IFRS 2. However, since it was determined that there was not an increase in the fair value of the Award Agreements resulting from the exchange, no incremental compensation cost was required to be recognized by Greenstone. In addition, an addendum to the Unvested Award was executed on June 15, 2024, whereby all vesting and forfeiture conditions were removed. It was determined a grant date for the Unvested Award was established on the Modification Date, and given there were no vesting conditions, the full grant date fair value of $2.8 million was recognized as compensation expense on June 15, 2024 (refer to Note 8 and 27). The related grant date fair value was determined based on an enterprise value of Greenstone and discounted for minority interest and lack of marketability. The enterprise value for Greenstone was determined using a combination of income and market approaches. An income approach was utilized for How Mine and included forecasted cash flows over the life of mine which extends through 2031. The forecasted cash flows utilized a projected gold price of $2,250/oz, which represented the median projected gold price as published by leading financial institutions as of the Modification Date. The forecasted cash flows were discounted utilizing a weighted average cost of capital of 21%. Market approaches were utilized for the Redwing and Mazowe Mines as the Mines remain under care and maintenance. The market approaches for the Redwing and Mazowe Mines were based on the estimated resource base for each mine of 2.5Moz and 1.2Moz respectively and the resource implied value derived from guideline public company market data for non-operating mines. The $2.8 million of compensation expense is presented within “Administrative expenses” (see Note 6) within the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024.

34. Subsequent events

Management has evaluated subsequent events through April 15, 2025, which is the date these financial statements were available to be issued. During 2025, the Group drew down an additional $1.5 million under its existing loan facility with Banc ABC, leaving a remaining capacity of $0.5 million available to be drawn.

Namib Minerals
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income
For the six months ended June 30, 2025, and 2024
($ in thousands, except per share data)

	Note	June 30, 2025	June 30, 2024
		(Unaudited)	(Unaudited)
Revenue	5	$36,383	$41,917
Production costs	6	(18,460)	(19,019)
Depreciation and amortization	14	(2,656)	(1,666)
Royalties		(1,817)	(2,089)
Gross profit		13,450	19,143
Other income	10	212	561
Administrative expenses	7	(15,706)	(7,864)
Change in fair value of earnout liability	25	56,832	—
Change in fair value of warrants	24	3,437	—
Listing expense	4	(65,381)	—
Allowance for credit losses	17	(12)	(23)
Impairment	14	(185)	—
Foreign exchange gain/(loss)	8	(50)	654
Operating profit/(loss) before interest and taxation		(7,403)	12,471
Finance cost	11	(828)	(1,057)
Interest income		8	—
Related party credit loss	27	(3)	(552)
Financial guarantee remeasurement	30	—	2,746
Profit/(loss) before taxation		(8,226)	13,608
Income tax expense	12	(3,673)	(4,433)
Profit/(loss) for the year		(11,899)	9,175
Other comprehensive income		—	—
Total comprehensive income/(loss)		$(11,899)	$9,175

Earnings per share
Basic earnings/(loss) per share ($)	13	(0.24)	0.19
Diluted earnings/(loss) per share ($)	13	(0.24)	0.19

The accompanying notes on pages F-45 to F-67 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2025 and December 31, 2024
($ in thousands)

	Note	June 30, 2025	December 31, 2024
		(Unaudited)
ASSETS
Current assets:
Inventories		$3,374	$3,188
Trade and other receivables, net	17	4,181	3,752
Cash and cash equivalents	19	1,330	698
Amounts due from related parties	27	255	765
Excise duty indemnification	1	3,575	—
Short-term prepayments	15	378	548
Total current assets		13,093	8,951

Non-current assets:
Property, plant and equipment, net	14	38,994	37,044
Exploration and evaluation assets, net	16	830	987
Long-term prepayments	15	5,286	3,922
Staff loan receivables		—	135
Total non-current assets		45,110	42,088
TOTAL ASSETS		$58,203	$51,039

LIABILITIES
Current liabilities:
Trade and other payables	18	$44,868	$31,451
Current tax liabilities	12	7,958	8,990
Bank overdraft	19	1,010	1,013
Earnout Liability	25	37,800	—
Borrowings	23	1,304	1,142
Excise tax payable	1	3,575	—
Amounts due to related parties	27	—	3,389
Total current liabilities		96,515	45,985

Non-current liabilities:
Provision for rehabilitation cost	20	26,965	26,389
Borrowings	23	2,238	1,374
Derivative warrant liability	24	3,622	—
Earnout liability	25	74,088	—
Deferred tax liability	12	7,941	8,217
Total non-current liabilities		114,854	35,980
TOTAL LIABILITIES		211,369	81,965

Shareholders’ deficit:
Ordinary Shares	25	5	1
Share premium		(110,345)	—
Shareholder’s deficit		(42,826)	(30,927)
Total shareholders’ deficit		(153,166)	(30,926)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$58,203	$51,039

The accompanying notes on pages F-45 to F-67 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficit
For the six months ended June 30, 2025, and 2024
($ in thousands)

	Note	Share capital	Share Premium	Shareholders’ deficit	Total Equity
(Unaudited)
Balance at January 1, 2025	25	1	—	(30,927)	(30,926)
Total comprehensive loss for the period			—	(11,899)	(11,899)
Impact of reverse capitalization	4, 25	4	(4)	—	—
Issuance of shares to HCVI shares upon reverse capitalization	1, 4	—	(7,002)	—	(7,002)
Earnout	25	—	(168,720)	—	(168,720)
Listing expense	4	—	65,381	—	65,381
Balance at June 30, 2025	25	5	(110,345)	(42,826)	(153,166)

Balance at January 1, 2024	25	1		(28,349)	(28,348)
Total comprehensive income for the period			—	9,175	9,175
Share based payment	31		—	2,834	2,834
Dividend			—	(9,000)	(9,000)
Balance at June 30, 2024	25		1	(25,340)	(25,339)

The accompanying notes on pages F-45 to F-67 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2025, and 2024
($ in thousands)

	Note	June 30, 2025	June 30, 2024
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit/(loss) before taxation		$(8,226)	$13,608
Adjustments:
Unrealized exchange gains/(losses)	8	67	(286)
Depreciation and amortization	14	2,656	1,666
Impairment	14	185	—
Interest income		(8)	—
Finance charges	11	828	1,057
Expected credit loss on trade and other receivables	17	12	23
Expected credit loss on related party receivables	27	3	552
Loss on scrapping of property, plant & equipment	14	270	76
Prepayment write down	14	75	—
Remeasurement gain on financial guarantee	30	—	(2,746)
Share-based payments	31	—	2,834
Non-cash items processed through related party accounts		—	1,368
Listing expense	4	65,381	—
Fair value gain/(loss) on warrants	24	(3,437)	—
Fair value gain/(loss) on earn-out liabilities		(56,832)	—
Operating cash inflows before working capital changes		974	18,152
Changes in:
Inventories		(190)	(939)
Trade and other receivables, net	17	(744)	(3,313)
Trade and other payables	18	13,785	2,208
Prepayments	15	97	(225)
Related party balances	27	(2,883)	(1,518)
Cash generated from operations		11,039	14,365
Interest expense paid		(418)	(327)
Interest income		8	—
Income taxes paid	12	(4,858)	(2,642)
Net cash provided by operating activities		5,771	11,396

Cash flows from investing activities
Purchase of property, plant and equipment (PP&E)	14	(4,030)	(3,497)
Investment in exploration and evaluation assets	16	(215)	(178)
Prepayments made toward PP&E	15	(1,364)	(38)
Staff loans advanced		(38)	—
Repayment of staff loans advanced			32
Net cash used in investing activities		(5,647)	(3,681)

Cash flow from financing activities
Loans advanced from related parties	27	—	2,500
Proceeds from borrowings	23	2,000	150
Repayment of borrowings	23	(1,472)	(1,725)
Dividends paid	26	—	(7,579)
Net cash provided by/(used in) financing activities		528	(6,654)

Total cash movement for the year		652	1,061
Effect of exchange rate fluctuation		(17)	(21)
Cash and cash equivalents, net at the beginning of year		(315)	278
Cash and cash equivalents, net at period-end	19	$320	$1,318

The accompanying notes on pages F-45 to F-67 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

1. General information

Organization

Namib Minerals (“Namib”) was incorporated on May 27, 2024, and is domiciled in the Cayman Islands. Namib Minerals’ registered office address is 71 Fort Street, PO Box 500, Grand Cayman, KYI-1106, Cayman Islands.

Namib Minerals, through its wholly owned subsidiaries (collectively the “Group”), is principally engaged in mining for gold and other precious and critical metals.

Fiscal Year 2024 — Reorganization Transaction

In March 2024, Greenstone Corporation (“Greenstone”) was established as an exempted company limited by shares incorporated under the laws of the Cayman Islands with its principal engagement being in mining operations for gold and other precious and critical metals in Zimbabwe. On June 17, 2024, Greenstone, a subsidiary of Namib entered a share purchase agreement (the “BMC Purchase Agreement”) with Metallon Corporation Limited (“Metallon”), a company incorporated in England and Wales and undergoing insolvency proceedings in the U.K., for the purchase of Metallon’s 100% equity interest in Bulawayo Mining Company Limited (“BMC”) in exchange for cash consideration of £53.2 million (approximately $67.3 million), payable by two specified shareholders of Greenstone (the “Guarantors”). In addition, the Guarantors agreed to indemnify Greenstone, Metallon, and the administrators appointed to oversee the Metallon insolvency proceedings (the “Administrator”), for a period of six years against any and all claims or expenses arising directly or indirectly in connection with Metallon’s sale of BMC (the “Reorganization Transaction”). The BMC Purchase Agreement further specifies all sums payable under the agreement are payable by the Guarantors, and Greenstone as purchaser, has no obligation or liability to Metallon.

As a single shareholder exercised control over both Greenstone and Metallon (the “Controlling Shareholder”), the Reorganization Transaction was determined to be an internal reorganization of entities under common control and signified a continuation of BMC’s operations, rather than the initiation of new business activities. Accordingly, the Reorganization Transaction is not within the scope of IFRS 3. The Controlling Shareholder was determined to exercise control over Greenstone through its majority ownership interest in the entity, which provided equity voting rights sufficient to exercise power over all key decision making. The Controlling Shareholder also held a majority ownership interest in Metallon and was determined to exercise control over the Administrator given the Controlling Shareholder was the largest creditor in the insolvency proceedings.

Given the Reorganization Transaction is not within the scope of IFRS 3, the Group applied the predecessor value method, and the consolidated financial statements for periods prior to the Reorganization Transaction reflect the operations of the predecessor, Bulawayo Mining Company Limited, at the carrying amounts of the financial statements of the predecessor. The purchase price of £53.2 million (approximately $67.3 million) is treated as an investment in subsidiary eliminated to equity. Similar to a stock split, differences in number of shares will be adjusted retrospectively in the statements of changes in shareholders’ deficit or equity and in earnings or loss per share.

Fiscal Year 2025 — Business Combination

a)      Business Combination Background

On June 5, 2025 (“Closing Date”), Namib Minerals consummated the previously announced business combination pursuant to the business combination agreement, dated as of June 17, 2024 (as amended by amendment 1 on December 6, 2024 and amendment 2 on April 14, 2025) with (i) Hennessy Capital Investment Corp. VI, a special purpose acquisition company (SPAC) incorporated in Delaware, (ii) Greenstone, an exempted company limited by shares incorporated under the laws of the Cayman Islands, (iii) Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Namib Minerals (“SPAC Merger Sub”), and (iv) Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Namib (“Greenstone Merger Sub”) (the “Business Combination”). As a result of the Business Combination, Greenstone Merger Sub merged with

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

1. General information (cont.)

and into Greenstone, with Greenstone continuing as the surviving company and becoming a wholly-owned subsidiary of Namib and SPAC Merger Sub merged with and into Hennessy Capital Investment Corp. VI (“HCVI”), with HCVI continuing as the surviving company, and becoming a wholly owned subsidiary of Namib Minerals. HCVI was then renamed Red Rock Acquisition Corporation. Namib Minerals ordinary shares were listed on the Nasdaq stock market under the symbol “NAMM”.

b)      Determination of Accounting Treatment and Listing Expense

Since HCVI did not meet the definition of a business under the guidance of the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), IFRS 3, Business Combination (“IFRS 3”), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-based Payment (“IFRS 2”), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS Accounting Standards. Under this method of accounting, HCVI was treated as the acquired company for financial reporting purposes and Greenstone was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Greenstone issuing shares for the net assets of HCVI and any difference in the fair value of the shares deemed to have been issued by Greenstone and the fair value of the accounting HCVI’s identifiable net assets represented a service received by Greenstone, and thus it was recognized as an IFRS 2 listing service expense upon consummation of the Business Combination. Refer to Note 4 — Reverse Capitalization for further information. The consolidated financial statements were prepared as a continuation of Greenstone and its subsidiaries as Greenstone is considered the accounting predecessor. Accordingly, all historical financial information presented in these consolidated financial statements represents the accounts of Greenstone. The comparative financial information in relation to the shares and basic and diluted earnings (loss) per share prior to the Business Combination have been retroactively recast as shares reflecting the exchange ratio established in the Business Combination.

c)      Earnout liability

In accordance with the terms of the Business Combination Agreement, during the period between the close of the Business Combination and 8th anniversary of the Closing Date (the “Company Earnout Period”), Namib is obligated to issue up to 30 million Namib Ordinary Shares to the previous shareholders of Greenstone (as determined on the Closing Date), when and if the relevant milestones are achieved. The Company Earnouts are not treated as a component of the equity exchange between Greenstone and HCVI, as they compensate Greenstone shareholders and have the effect of reducing the value of the Namib Ordinary Shares issued to HCVI. The Company Earnouts are accounted for as derivative liabilities under IAS 32/IFRS 9. See Note 25 — Share capital for additional information on the Earnout liability.

The milestones are as follows:

•        if the Mazowe Mine Bankable Feasibility Study (BFS) Milestone is achieved during the Company Earnout Period, an aggregate of 1 million Namib Ordinary Shares will be issued to the Company Shareholders;

•        if the Mazowe Mine Commercial Production Milestone is achieved during the Company Earnout Period, an aggregate of 4 million Namib Ordinary Shares will be issued to the Company Shareholders;

•        if the Redwing Mine BFS Milestone is achieved during the Company Earnout Period, an aggregate of 1 million Namib Ordinary Shares will be issued to the Company Shareholders;

•        if the Redwing Mine Commercial Production Milestone is achieved during the Company Earnout Period, an aggregate of 4 million PubCo Ordinary Shares will be issued to the Company Shareholders; and

•        if the net present value of certain exploration projects in the Democratic Republic of the Congo, as identified in a bankable feasibility study, is greater than or or equal to $1 billion, an aggregate of 10 million Company ordinary shares will be issued to the former Greenstone shareholders, with an additional 10 million shares if such net present value is greater than or equal to $2 billion during the Company Earnout Period.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

1. General information (cont.)

d)      Warrants liability

In accordance with the terms of the Business Combination Agreement, The Warrants (“Warrants”) issued are a replacement of the SPAC Warrants and represent liabilities assumed in the Business Combination. The Warrants are not part of the consideration issued by Greenstone to acquire HCVI. The Warrants are derivative liabilities under IAS 32/IFRS 9. See Note 24 — Warrants for additional information on the Warrants liability.

e)      Excise duty

As a result of the Business Combination, Namib assumed the responsibility for the excise tax liability incurred by HCVI and payable subsequent to the Closing Date. According to the Business Combination Agreement, Hennessy Capital Partners VI LLC, a Delaware limited liability company (the “SPAC Sponsor”) has agreed to fully indemnify Namib for this liability. Accordingly, an indemnification asset related to the excise tax of $3.6 million has been recognized.

2. Basis of presentation

Statement of compliance

The condensed consolidated interim financial statements of the Group have been prepared on a going concern basis, in accordance with IAS 34, as issued by the IASB.

These condensed consolidated interim financial statements follow the same significant accounting policies as those included in the Group’s most recent audited consolidated financial statements. Management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these condensed consolidated interim financial statements, except for the adoption of the new or revised standards, amendments and/or interpretations that became mandatory for periods beginning on or after January 1, 2025. (see note 3)

The condensed consolidated interim financial statements of the Group were approved for issue by the Group’s Board of Directors on September 30, 2025.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis and are presented in United States dollars (“$”, or “US Dollars”), which is also the functional currency of the Group. All financial information has been presented in thousands, unless otherwise indicated.

3. Material accounting policies

These condensed consolidated interim financial statements follow the same significant accounting policies as those included in the Group’s most recent audited consolidated financial statements for the year ended December 31, 2024.

Accounting pronouncements

Standards issued but not yet effective

IFRS 18

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals, requires disclosure of management-defined

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

3. Material accounting policies (cont.)

performance measures, and includes new requirements for aggregation and disaggregation of financial information. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. The Group is currently assessing the impact of the new IFRS 18 requirements on its consolidated financial statements.

Amendment to IFRS 9 and IFRS 7

In May 2024, the International Accounting Standards Board issued an amendment to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. This amendment intends to clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion, add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and make updates to disclosures for equity instruments designated at fair value through other comprehensive income. The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impact of the new requirements under IFRS 7 and IFRS 9 on its consolidated financial statements.

Annual improvements to IFRS Accounting Standards — Volume 11

On July 18, 2024 the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11. The IASB’s annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards.

The amendments contained in the Annual Improvements relate to:

•        IFRS 1 First-time Adoption of International Financial Reporting Standards — Hedge Accounting by a First-time Adopter

IFRS 7 Financial Instruments: Disclosures:

•        Gain or loss on derecognition

•        Disclosure of differences between the fair value and the transaction price

•        Disclosures on credit risk

IFRS 9 Financial Instruments:

•        Derecognition of lease liabilities

•        Transaction price

•        IFRS 10 Consolidated Financial Statements — Determination of a ‘de facto agent’

•        IAS 7 Statement of Cash Flows — Cost Method.

The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impact of the new requirements on its consolidated financial statements.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

3. Material accounting policies (cont.)

Standards recently adopted

Amendments to IAS 21

In 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, which creates a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures required. The amendments clarify the treatment of exchange differences arising from the translation of foreign currency transactions. It specifies that exchange differences should be recognized in profit or loss unless they relate to a foreign operation, in which case they should be recognized in other comprehensive income.

The Group adopted this standard on January 1, 2025. The amendments did not have a material impact on the Group’s condensed consolidated interim financial statements. The Group determined that no other IAS standards, amendments to IAS standards, and interpretations to IAS standard adopted in the periods presented have a material impact on the Group’s condensed consolidated interim financial statements.

4. Reverse Capitalization

On June 17, 2024, the Company entered into a Business Combination Agreement with Greenstone, HCVI, SPAC Merger Sub, and Greenstone Merger Sub, for a proposed Business Combination. Under the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, (a) SPAC Merger Sub merged with and into HCVI, with HCVI continuing as the surviving company bringing net assets of $7,002,000 and, in connection therewith, each issued and outstanding security of HCVI immediately prior to the effective time of the Business Combination was no longer outstanding and was automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Namib; (b) Greenstone Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company, and, in connection therewith, the ordinary shares of Greenstone (“Greenstone Shares”) issued and outstanding immediately prior to the Business Combination were cancelled in exchange for the right of the holders thereof to receive ordinary shares of Namib (“Namib Ordinary Shares”) and the difference in value of $4,000 impacted the Share premium and Share capital accounts; and (c) as a result of the mergers, HCVI and Greenstone each became wholly-owned subsidiaries of Namib, and Namib Ordinary Shares were listed on the Nasdaq stock market, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

The Business Combination was approved by HCVI’s shareholders at the Extraordinary General Meeting on May 6, 2025. HCVI’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. On June 6, 2025, the Namib Ordinary Shares commenced trading on the Nasdaq stock market under the symbol “NAMM”.

As a result of the Business Combination:

•        All outstanding HCVI Class A and Class B shares were cancelled in exchange for 3,927,469 Namib Ordinary Shares. (includes HCVI Class A Shares of 107,469 and HCVI Class B Shares of 3,820,000)

•        Namib issued 880,000 Namib Ordinary Shares in satisfaction of the Polar loans.

•        All outstanding Greenstone shares were cancelled in exchange for 48,869,960 Namib Ordinary Shares.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

4. Reverse Capitalization (cont.)

The Business Combination was consummated on June 5, 2025. Following the Business Combination, the ownership structure of Namib was as follows:

	Number of Ordinary Shares	% of Ownership
Sponsor, Polar, and Permitted Transferees	4,575,000	9%
Other Initial Shareholders	125,000	0%
SPAC Public Stockholders	107,469	0%
Greenstone Rollover Shares	48,869,960	91%
Total	53,677,429	100%

Reverse capitalization

As discussed in Note 1, the Business Combination was accounted for as a reverse acquisition in accordance with IFRS Accounting Standards. The consolidated assets, liabilities and results of operations are those of Greenstone for all prior periods presented. As such, the basic and diluted earnings per share related to Greenstone prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.

Share listing expenses under IFRS 2

As further discussed in Note 1, since the Business Combination was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represented a service received by the accounting acquirer, and thus was recognized as an expense upon consummation of the Business Combination.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to HCVI as consideration over the fair value of HCVI’s identifiable net assets was recognized as listing expense in the amount of $65.4 million in the consolidated statements of profit or loss and other comprehensive income (loss) for the six months ended June 30, 2025. The fair value of the equity interests was measured at the closing market price of HCVI’s publicly traded shares on June 5, 2025, which was $11.40 per share. See below for details.

Fair value of Namib Ordinary Shares issued to HCVI Public Stockholders (107,469 shares at $11.40)	1,225,147
Fair value of Namib-Ordinary Shares issued to HCVI Sponsor and Anchor Investors (3,820,000 shares at $11.40)	43,548,000
Fair value of all the consideration issued by target to acquire the HCVI	44,773,147
Less: Net assets of HCVI	20,607,995
Total share listing expense	65,381,142

Other transaction-related costs in connection with the Business Combination

For the six months ended June 30, 2025, and June 25, 2024, the Company incurred transaction-related costs in connection with the Business Combination of $10,219,697 and $2,158,000 respectively, excluding the share listing expenses under IFRS 2 discussed above. These transaction-related costs, primarily consisting of professional service fees such as legal and accounting services, were recorded in administrative expenses in the consolidated statements of profit or loss and other comprehensive income (loss).

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

5. Revenue

	How Mine		Redwing Mine		Total
	Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gold sales	$36,360	41,763	—	127	36,360	41,890
Silver sales	23	27	—	—	23	27
Revenue recognized at a point in time	$36,383	41,790	—	127	36,383	41,917

Total ounces of gold sold(1)	12,226	19,611	—	61	12,226	19,672
Net work in progress (oz)	447	700	—	—	447	700
Gold produced (oz)	12,741	19,704	—	61	12,741	19,765
Tonnes milled (kt)	236	239	—	2	236	241
Grade (g/t)	1.9	2.8	*	*	1.9	2.8
Recovery (%)	89	91	*	*	89	91
Net realized gold price(1) ($/oz)	$2,827	2,023	—	2,076	2,827	2,023

____________

(1)      Gold sales are less than gold produced due to acceptable weight differences between internal results and final approved results after assaying at Fidelity. Net realised gold price is after the deduction of royalties.

*        In the absence of an assay-determined feed grade, recovery percentages cannot be calculated. The reported gold revenue was derived solely from the recycling of previously treated sands, with no assays conducted during the gold production process.

6. Production costs

Production costs include salaries and wages on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production costs for the six months ended June 30, 2025 and 2024 are summarized below.

	Six months ended
(in thousands ‘000’)	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Staff costs (see Note 9)	$6,508	$7,459
Stores	4,806	4,584
Power production	3,721	3,742
Site administrative costs	2,572	2,269
Repairs and renewals	709	711
Fuel costs	99	185
Transport	39	52
Contract mining	—	9
Other	6	8
Production costs	$18,460	$19,019

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

7. Administrative expenses

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Staff costs (see Note 9)	$2,870	$4,157
General and administrative costs	510	472
Fines and penalties	287	33
Bank charges	306	343
Fuel costs	25	92
Directors’ fees	263	144
Welfare costs	33	92
Stores	26	56
Travel(1)	2,019	574
Audit fees	338	400
Legal fees(1)	2,336	232
Loss on asset disposition	270	76
Stock write off	75
Consultancy fees(1)	6,348	1,193
Administrative expenses	$15,706	$7,864

____________

(1) — Included in consultancy, legal, and travel expenses of $10,220k for the six months ended June 30, 2025 (2024: $2,158k) is not of a recurring nature and primarily relates to the Reorganization Transaction and the Business Combination, as described in Note 1 & 4.

8. Foreign exchange gain/(loss)

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Foreign exchange gain/(loss)	$(50)	$654

The change in the foreign exchange gain is the result of fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Group’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the three mines which are denominated in ZiG. The Group also has limited exposure to historical liabilities at the Mazowe Mine which are denominated in ZAR (which the Company converted to ZiG as of April 5, 2024 in accordance with the Reserve Bank of Zimbabwe Monetary Statement issued on April 5, 2024). Greater than 90% of the Group’s transactions are denominated in USD.

9. Staff costs and employee information

The aggregate payroll costs of the employees charged in the condensed consolidated interim statement of profit or loss and other comprehensive income was as follows:

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Wages and salaries	$8,324	$7,984
Share-based payments	—	2,834
Pension	572	478
Social security contributions and similar taxes	482	320
Total	$9,378	$11,616

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

10. Other income

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Milling recoveries and royalties	$52	343
Insurance proceeds	—	176
Non-Refundable commitment fee(1)	100
Rental income	34	39
Scrap sales	26	3
Other income	$212	$561

____________

(1)      A non-refundable commitment fee of $100,000 was received from Joy Mining on signing a satellite mining contract. The amount has been recognized as Other Income as it was not linked to ongoing performance obligations under the agreement.

11. Finance cost

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Interest expense, borrowings	$332	$335
Interest expense, other creditors and overdraft facilities	348	246
Unwinding of discount(1)	148	476
Finance cost	$828	$1,057

____________

(1)      The unwinding of discount relates to the provision for rehabilitation costs. Refer to Note 20 for further details.

12. Taxation

Taxation expense

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Current tax	$3,949	$4,467
Deferred tax (benefit)/charge	(276)	(34)
Taxation expense	$3,673	$4,433

The income tax rate is 25.75% for both the 2024 and 2025 periods. Accordingly, the deferred tax balance as of December 31, 2024, and June 30, 2025, has been calculated using this rate.

The change in the effective tax rate is primarily due to the How Mine being the only tax-incurring segment within the Group. For the six months ended June 30, 2024, other Group segments, excluding How Mine, had significant cumulative losses, reducing consolidated profit before tax and increasing the effective tax rate. Refer to Note 29 for each segment’s profit and loss before taxation for the six months ended June 30, 2025, and 2024. The effective statutory rates are 25.75% for the How Mine, Redwing Mine, and Mazowe Mine entities, 19% for Bulawayo Mining Company Limited, and 0% for Greenstone Corporation and Namib Minerals entities.

13. Earnings per share

Weighted average number of shares — Basic earnings per share

Refer to Note 1 for more information on the Reorganization Transaction that occurred on June 6, 2025.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

13. Earnings per share (cont.)

The calculation of basic and diluted earnings per share for the six months ended June 30, 2025, and 2024 was calculated as follows:

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Profit/(Loss) for the year attributable to owners of the Group (basic and diluted)	$(11,899)	$9,175
Basic and diluted weighted average shares outstanding	49,560	48,870
Basic and diluted earnings/(loss) per share	$(0.24)	$0.19

As discussed in detail in Note 4, the Company’s basic and diluted earnings (loss) per share related to Namib prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.

Basic EPS is calculated by dividing profit or loss attributable to owners of the Group by the weighted average shares outstanding during the period.

Diluted EPS reflects the potential dilution that might occur if warrants were converted into shares.

Impact of Warrants and Earnout on earnings per share (“EPS”) calculation

•        Warrants:    For Basic EPS, the warrants are not included in the calculation until they are exercised into shares. For Diluted EPS, warrants are included in the calculation to the extent they are in the money as of the reporting date and have a dilutive effect. In that instance, a numerator is adjusted for the fair value changes that would have occurred if warrants have been classified entirely as an equity instrument, net of tax effect while a denominator impact is determined using the treasury stock method.

•        Earnout:    earnout shares are not included in basic and diluted EPS calculations denominator until the performance conditions for their issuance have been met as of the end of the reporting period. When those conditions are satisfied, the shares will be included in diluted EPS with an assumption that the reporting period end is the end of the contingency period.

See Note 24 — Warrants and Note 25 — Share capital for further information.

14. Property, plant and equipment, net

June 30, 2025

Cost	Mining assets	Land & buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance at January 1, 2025	$38,479	$2,128	$77,241	$2,077	$12,875	$132,800
Additions(1)	1,000	—	1,165	358	1,739	4,262
Change in Rehabilitation asset estimate	—	—	428	—	—	428
Transfer into/within property, plant and equipment	371	—	69	—	(69)	371
Derecognition	—	—	(830)	—	—	(830)
Balance at June 30, 2025(2)	$39,850	$2,128	$78,073	$2,435	$14,545	$137,031

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

14. Property, plant and equipment, net (cont.)

Accumulated Depreciation and Impairment	Mining assets	Land & buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At January 1, 2025	$27,760	$1,935	$64,156	$1,499	$406	$95,756
Depreciation	1,280	13	1,238	125	—	2,656
Impairment(3)	—	—	185	—	—	185
Derecognition	—	—	(560)	—	—	(560)
At June 30, 2025(2)	$29,040	1,948	65,019	$1,624	$406	$98,037
	Mining assets	Land & buildings	Plant & equipment	Fittings & motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost	$39,850	$2,128	$78,073	$2,435	$14,545	$137,031
Accumulated depreciation and impairment	29,040	$1,948	$65,019	$1,624	$406	$98,037
Net book value	$10,810	$180	$13,054	$811	$14,139	$38,994

____________

(1) — Additions of $0.4 million were included in trade payables as of June 30, 2025.

(2) — The cost basis and the balance of accumulated depreciation and impairment contain assets which are fully depreciated but remain in service. As of June 30, 2025, the initial costs of the fully depreciated assets which remain in service was $0.6 million.

(3) — The impairment charge relates to the change in the rehabilitation asset (see note 20) for both Mazowe Mining Company (MMC) and Redwing Mining Company (RMC). The carrying amount was immediately impaired due to the non-operational status of these mines.

15. Prepayments

15.1 Short-term prepayments

	June 30, 2025	December 31, 2024
Inventory	$205	$546
Prepaid expenses	173	2
Short-term prepayments	$378	$548

15.2 Long-term prepayments

	June 30, 2025	December 31, 2024
Property, plant, and equipment	$5,286	$3,922
Long-term prepayments	$5,286	$3,922

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

16. Exploration and evaluation assets, net

Cost	Exploration and evaluation assets
(Unaudited)
Balance as of January 1, 2025	$1,613
Additions	214
Transfers to property, plant & equipment	(371)
Balance at June 30, 2025	1,456

Accumulated Impairment
Balance as of January 1, 2025	626
Balance at June 30, 2025	$626

Carrying value
As of June 30, 2025	$830
As of December 31, 2024	$987

17. Trade and other receivables, net

	June 30, 2025	December 31, 2024
	(Unaudited)
Royalty receivables	$2,136	$2,136
Trade receivables(1)	1,058	2,114
Other receivables(2)	699	434
VAT receivables(3)	2,553	1,321
Allowance for credit losses(4)	(2,265)	(2,253)
Trade and other receivables, net	$4,181	$3,752

____________

(1)      The Group’s trade receivables balance primarily relates to gold sales with Fidelity. The Group’s royalty receivables balance relates to a subcontracting arrangement through which the Group earned a royalty on precious metals extracted by a third-party miner from the Redwing mine and is fully provisioned for credit loss.

(2)      Included in other receivables is a balance of $0.2 million (2024: $0.2 million) relating to advances made to staff at How Mine under retention arrangements.

(3)      VAT receivables are presented after balances are offset against other taxes approved by Zimbabwe Tax authorities. During 2024, the Group has offset VAT receivables equating to $2.5 million and to $0.4 million in 2025.

(4)      Included in the expected credit loss provision are amounts of $2.1 million relating to royalties receivable and $0.1 million relating to rentals.

Allowance for credit losses

(Unaudited)
Balance at January 1, 2024	$2,240
Additions	23
Balance at June 30, 2024	$2,263

Balance at January 1, 2025	$2,253
Additions	12
Balance at June 30, 2025	$2,265

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

18. Trade and other payables

	June 30, 2025	December 31, 2024
	(Unaudited)
Trade payables	$10,003	$8,371
Employee payables	11,511	8,756
Other taxes and security payments(1)	10,605	8,904
VAT payable	1,992	1,897
Accruals	10,757	3,523
Trade and other payables	$44,868	$31,451

____________

(1)      VAT receivables are presented after balances are offset against other taxes approved by Zimbabwe Tax authorities. During 2024, the Group has offset VAT receivables equating to $2.5 million and to $0.4 million in 2025.

(2)      As of June 30, 2025, the Company owed BDO South Africa Incorporated $315,450 related to the historical audits and the interim review performed. This amount was settled in full subsequent to the period end.

19. Cash and cash equivalents, net

	June 30, 2025	December 31, 2024
	(Unaudited)
Petty cash	$54	$273
Bank balances	1,276	425
Cash and cash equivalents	$1,330	$698
Bank overdraft	(1,010)	(1,013)
Cash and cash equivalents, net	$320	$(315)

Bank ABC Zimbabwe Overdraft Facility Agreement

In July 2024, the Group entered into an overdraft facility agreement with Banc ABC Zimbabwe (“Overdraft Facility Agreement”) providing an overdraft facility of $1.0 million (“Overdraft Facility”) available to be drawn until October 31, 2025. The Overdraft Facility Agreement was entered into to finance working capital requirements and capital expenditures and has an interest rate equal to the base lending rate quoted by African Banking Corporation of Zimbabwe Limited plus a margin of 2% per annum calculated on the daily balance outstanding. The Group drew the full Overdraft Facility amount of $1.0 million in July 2024. The Overdraft Facility imposes the same covenants on the Group as the December 9, 2024, facility agreement the Group holds with Banc ABC Zimbabwe, which are detailed in Note 22. As of September 2025, Bank ABC Zimbabwe is rated ‘BB’ with a Stable Outlook by ICRA Rating Agency DMCC, reflecting moderate credit risk within the local banking environment.

20. Provision for rehabilitation costs

Site restoration relates to the estimated cost of closing down the mines and projects and represents the site and environmental restoration costs estimated to be paid as a result of mining activities or previous mining activities. For the How Mine, site restoration costs are capitalized in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalized costs are amortized over the life of the mine and the provision is unwound over the period to estimated restoration.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

20. Provision for rehabilitation costs (cont.)

Reconciliation of provision for rehabilitation costs:

(Unaudited)
Opening balance as of January 1, 2025	$26,389
Change in estimate	428
Unwinding of discount	148
Closing balance as of June 30, 2025	$26,965

The discount rate used in calculating the present value of the How Mine’s provision for rehabilitation costs is based on U.S. treasury bond rates, and the cash flows are estimated at an average 2.3% inflation (2024: 2.4%). At June 30, 2025, How Mine’s provision for rehabilitation costs is calculated using a 4.04% discount rate (2024: 4.6%), with gross rehabilitation costs amounting `to $7.8 million. For Redwing Mine and Mazowe Mine, the rehabilitation provision will be equal to the gross rehabilitation costs as determined at December 31, 2024 of $11.8 million and $8.1 million respectively with the cash flows estimated at an average 2.79% inflation (2024: -) without discounting, due to uncertainty over the LOM in regards to depletion rates as the mines are currently not operational.

As of June 30, 2025, the Group estimates costs for environmental rehabilitation will begin to be incurred for its How Mine in 2032. With respect to the Group’s Redwing Mine and Mazowe Mine, the timing of rehabilitation costs to be incurred is dependent on the timing of the Group restarting each mine’s operations and will be determined in a future period.

The change in estimates arose following a change in the market discount rate and the inflation rate as at June 30, 2025. This change in estimate of $0.4 million comprises $0.2 million for the How Mine, $0.08 million for the Mazowe Mine, and $0.1 million for the Redwing Mine

21. Contingent liabilities

The Group is subject to various claims that arise in the normal course of business. The Group has determined the current claims are not probable to succeed. Accordingly, no contingent loss provisions have been recognized or disclosed for the six months ended June 30, 2025 and 2024.

22. Commitments

The Group had purchase commitments for capital assets as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)
Commitments	$2,865	$1,407

23. Borrowings

23.1 Short-term borrowings

	June 30, 2025	December 31, 2024
	(Unaudited)
Short-term notes	$4	$515

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

23. Borrowings (cont.)

The Group has short-term notes with various lenders which have maturity terms up to twelve months. The short-term notes do not have any collateral or covenants. The interest rates on short-term borrowings range from 8% to 10% per annum.

(Unaudited)
Beginning balance, January 1, 2025	$515
Proceeds	488
Interest paid	(82)
Interest accrued	82
Transaction fees	11
Repayments	(1,010)
Ending balance, June 30, 2025	$4

23.2 Banc ABC Zimbabwe Loan

	June 30, 2025	December 31, 2024
	(Unaudited)
Banc ABC Zimbabwe Loan – current	$1,300	$626
Banc ABC Zimbabwe Loan – non-current	2,238	1,374
Total	3,538	2,000
(Unaudited)
Beginning balance, January 1, 2025	$2,000
Proceeds	2,000
Interest paid	(250)
Interest accrued	250
Repayments	(462)
Ending balance, June 30, 2025	$3,538

On December 9, 2024, the Group entered into a facility agreement with Banc ABC Zimbabwe (“Facility Agreement”) pursuant to which (i) the amount outstanding under the existing Term Loan of $0.5 million expiring on December 31, 2024 is maintained, (ii) the amount outstanding under the existing Overdraft Facility (see note 19) of $1.0 million expiring on October 31, 2025 is maintained, and (iii) $4.0 million is available to be drawn in term loans until September 30, 2025 repayable 36 months from drawdown. The Facility Agreement was entered into to finance capital improvements, providing a combined “Term Loan” and “Call Loan” facility with a maximum aggregate limit of USD 4,000,000. The Term Loan allows the Group to borrow funds repayable in instalments over 3 years from the drawdown date (available for drawdown until September, 2025). The interest rate on borrowings under the Loan agreement consist of a base rate. The base rate on the Group’s Term Loan borrowings is 15% per annum which is based on the base lending rate quoted by the African Banking Corporation of Zimbabwe Limited. The Call Loan option offered payment terms of up to 90 days, with interest rates determined at Banc ABC Zimbabwe’s discretion.

To secure the Facility Agreement, the Group has provided the following collateral: a USD 4,080,555 notarial bond over property, plant, and equipment of Bulawayo Mining Company Limited; new equipment purchased shall be specified in a security agreement and shall be perfected by way of registration of a notice of security interest; a hypothecation of USD 15,000,000 over mining leases; an unlimited guarantee from Metallon Corporation Limited; and a cession of insurance over the pledged assets.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

23. Borrowings (cont.)

The Facility Agreement imposes covenants on the Group, including the obligation to channel monthly deposits of at least USD 2,000,000 of which USD 1,500,000 is expected to be in united states dollars through designated accounts, with a penalty interest of 10% per annum for non-compliance. Additionally, the Group must maintain a Debt Service Coverage Ratio of at least 1.2:1 and establish a sinking fund using monthly deposits to ensure timely loan repayment upon maturity. As of June 30, 2025, the Group had a Debt Service Coverage Ratio of 2.0:1. The Group was in compliance with all covenants under the Facility Agreement as of June 30, 2025, and 2024. As of June 30, 2025, and 2024, the carrying amount of the borrowings approximated their fair value.

24. Warrants

Pursuant to Business Combination Agreement, the Company issued Company warrants (“Warrants”) as a replacement for SPAC Warrants. Each SPAC Warrant issued by HCVI ceased to represent a right to acquire the number of shares of SPAC Common Stock and was converted into a right to acquire the same number of the Namib Ordinary Shares (the “Warrants”) on substantially the same terms as were in effect immediately prior to the close of the Business Combination. The warrants were not considered part of the consideration and classified as derivative liabilities as they did not meet equity classification requirements under IAS 32. All changes in fair value are reflected in the current year profit and loss. (see note 1). Each Warrant became exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Public Offering; provided in each case that the Company has an effective registration statement. The Warrants have an exercise price of $11.50 per share, subject to adjustments, and expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

As of June 5, 2025, warrants were recognized at fair value of $7,059,150. As of June 30, 2025, the fair value of these warrants was $3,622,459, resulting in a remeasurement gain of $3,436,691 recognized included in the Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income. The change in fair value was driven by changes in the Company warrant prices.

For the discussion around impact of warrants on earnings per share calculation, refer to Note 13 — Earnings per share

25. Share capital

Based on the second amended and restated memorandum of association the Group’s authorized share capital consists of 500,000,000 ordinary shares with a par value of $0.0001 and the Group’s issued and outstanding share capital consists of 53,677,429 ordinary shares, each with a $0.0001 par value. Refer to Note 1 for description of the Reorganization Transaction that occurred on June 17, 2024 and Note 4 for further details on reverse capitalization.

($ represent unrounded amounts)	Number of fully paid shares	Amount
	(Unaudited)	(Unaudited)
January 1, 2024	1,000	$1,000
Shares issued	—	—
June 30, 2024	1,000	$1,000

January 1, 2025	1,000	1,000
Issuance of shares to HCVI shareholders upon reverse capitalization	4,807,469	481
Impact of reverse capitalization	48,868,960	3,887
June 30, 2025	53,677,429	$5,368

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

25. Share capital (cont.)

The following describes the nature and purpose of each reserve within the condensed consolidated interim statement of changes in equity:

Reserve	Description and purpose
Share capital	The nominal value of shares issued.
Retained earnings/deficit	Cumulative net gains and losses recognized in the condensed consolidated interim statements of profit or loss and other comprehensive income.

Business Combination and Issuance of Equity Shares

As described in Note 1 & 4 — Reverse Capitalization, the Company completed the Business Combination on June 5, 2025. In connection with the transaction, the Company issued 53,677,429 Ordinary Shares, each with a par value of $0.0001. These shares have been issued as part of the acquisition consideration provided to the SPAC shareholders in exchange for the SPAC’s net assets and listing status.

Earnout shares

In accordance with the terms of the Business Combination Agreement, the Former Greenstone Shareholders are entitled to receive up to 30.0 million additional Ordinary Shares during the eight-year period following the Closing Date. The Earnout Shares are contingent upon the achievement of specific operational and valuation milestones, as disclosed in note 1. In the event of a change of control of the Company during the Earnout Period, all such milestones shall be deemed to have been satisfied and any Earnout Shares not previously issued shall be issued immediately prior to the consummation of such change of control. The arrangement is accounted for as a derivative financial liability and is not considered part of consideration. It will be revalued each reporting period to reflect fair market value, with any changes recorded in profit or loss.

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The earnout liability was recorded based on the expected timing of achievement of the operational and valuation milestones, with those able to be achieved within the next 12 months recorded as a short-term liability, and those over 12 months as a long-term liability. As of June 5, 2025, the Group recognized the short-term and long-term portions of the earnout liability at a fair value of $57.0 million and $111.7 million, respectively, with the total earnout liability recognized at $168.7 million.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

25. Share capital (cont.)

The fair value of the earnout liability was remeasured to $111.9 million on June 30, 2025, resulting in a $19.2 million decrease to the short-term portion and a $37.6 million decrease to the long-term portion of the liability. The fair value of the earnout liability was determined using a probability-weighted undiscounted cash flow approach with no discount rate adjustment, considering the probability of achieving milestones (Level 3 input), and using the assumed stock price (Level 1 input: $11.40 and $7.56 as of June 5, 2025 and June 30, 2025, respectively). A sensitivity analysis was performed to assess the impact of changes in the assumed stock price with a stock price range of $15.0 to $31.2, resulting in a potential aggregate value of the Company Earnout Shares range of $222.0mil to $462.1mil.

	Short-Term Earnout Liability	Long-Term Earnout Liability	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Fair Value as of June 5, 2025	$57,000	$111,720	$168,720
Fair Value as of June 30, 2025	37,800	74,088	111,888
Remeasurement (Gain)/Loss	$(19,200)	$(37,632)	$(56,832)

For the discussion around an impact of earnout on earnings per share calculation, refer to Note 13 — Earnings per share.

26. Dividends

The following dividends were declared by the Group and issuable to Metallon Corporation Limited, the Group’s former parent company prior to the Reorganization Transaction described in Note 1, during the six months ended June 30, 2025 and 2024 ($ in thousands, except per share amounts):

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
$0 per qualifying ordinary share(1) (2024: $9,000)	$—	$9,000

____________

(1) — Per share amounts calculated based on 1,000 shares. See Note 21.

For the six months ended June 30, 2024, the Group declared $9 million in dividends to its previous shareholders in three instalments: $5 million on January 12, 2024, $1 million on April 30, 2024, and $3 million on May 20, 2024.

The following dividends were paid by the Group during the six months ended June 30, 2025 and 2024 and were issued to Metallon Corporation Limited:

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
$0 per qualifying ordinary share(1) (2024: $7,579)	$—	$7,579

27. Related party balances and transactions

The Southern SelliBen Trust (“Trust”), Mzi Khumalo, Nostro Heritage Foundation, Niota Foundation, South Rivers Foundation, and Red Richmond Foundation are former shareholders of Greenstone and are now shareholders of Namib.

The Group’s related party payables balance relates to expenses incurred by the Group which were paid by Metallon Corporation Limited, Metallon Management Services, and Metallon Gold Zimbabwe, an affiliate of Metallon, of which Mzi Khumalo is a significant shareholder of all entities. As of June 30, 2025, an offset agreement is in place between the Group and Metallon, allowing the Group to net its receivable and payable balances held with Metallon. The related party balances are unsecured, bear no interest, and do not have fixed repayment terms.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

27. Related party balances and transactions (cont.)

Related party receivables	June 30, 2025	December 31, 2024
	Unaudited
Metallon Corporation Limited (US)	$255	$765
Total	$255	$765
Related party payables	June 30, 2025	December 31, 2024
	Unaudited
Metallon Corporation Limited	$—	$2,248
Metallon Gold Zimbabwe	—	1,138
Metallon Management Services	—	3
Total	$—	$3,389
Allowance for related party credit losses
(Unaudited)
Balance at January 1, 2025	10,446
Additions	4
Balance at June 30, 2025	$10,450

Key management personnel compensation

The amounts disclosed in the table below represent the compensation to key management personnel for the six months ended June 30, 2025 and 2024. The amounts are recognized as administrative expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income.

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Share-based payments	$—	$2,834
Short-term employee benefits	1,337	562
Non-executive director fees	118	144
Key management compensation	$1,455	$3,540

28. Employment benefits

Defined contribution plan

All permanent employees are members of defined contributions plans administered by either the National Industrial Council for the Mining Industry of Zimbabwe or the Old Mutual staff pension fund. Contributions are at the rate of 12% and 16% of pensionable emoluments of which employees pay 5% and 6.5% respectively. The cost of pension contributions during the six months ended June 30, 2025 and 2024 is made up as follows:

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Contributions for the period	$343	$313

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

28. Employment benefits (cont.)

National Social Security Scheme

A subsidiary of the Group, Bulawayo Gold Zimbabwe (Private) Limited, makes contributions to the National Social Security Scheme, a defined benefit pension scheme promulgated under the National Social Security Act of 1989. The Group’s obligation under the scheme is limited to specific contributions legislated from time to time:

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Contributions for the period	$143	$87

29. Operating segments

The Group currently identifies three reportable segments which consist of each of its three mines based in Zimbabwe: the How Mine, the Mazowe Mine, and the Redwing Mine. The Group’s CEO is the Group’s chief operating decision maker responsible for evaluating the operating performance of the Group’s mining operations, allocating resources, and making strategic decisions. For each of the segments, the Group’s CEO reviews internal management reports on at least a quarterly basis. Information regarding the results of each reportable segment is included below.

Performance is measured based on operating profit/loss, as included in the internal management reports that are reviewed by the Group’s CEO. Segment operating profit or loss is used to measure performance as management believes that such information is the most relevant in evaluating the operating performance of each segment relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

The table below shows the unaudited segment information for the six months ended June 30, 2025 and 2024 and as of June 30, 2025 and December 31, 2024:

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue	36,383	41,790	—	127	—	—	—	—	36,383	41,917
Production costs	(18,460)	(19,007)	—	(12)	—	—	—	—	(18,460)	(19,019)
Depreciation	(2,635)	(1,643)	(4)	—	(17)	(23)	—	—	(2,656)	(1,666)
Royalties	(1,817)	(2,088)	—	(1)	—	—	—	—	(1,817)	(2,089)
Gross profit (loss)	13,471	19,052	(4)	114	(17)	(23)	—	—	13,450	19,143
Other income	116	174	92	39	4	348	—	—	212	561
Impairment	—	—	(110)	—	(75)	—	—	—	(185)	—
Administrative expenses	(812)	(558)	(1,202)	(1,165)	(745)	(949)	(12,947)	(5,192)	(15,706)	(7,864)
Allowance for credit losses	—	—	(12)	(23)	—	—	—	—	(12)	(23)
Listing expenses(1)	—	—	—	—	—	—	(5,112)	—	(5,112)	—
Foreign exchange gains/(losses)	(146)	323	67	279	29	52	—	—	(50)	654
Operating profit/(loss)	12,629	18,991	(1,169)	(756)	(804)	(572)	(18,059)	(5,192)	(7,403)	12,471
Finance cost	(605)	(492)	(39)	(225)	(126)	(340)	(58)	—	(828)	(1,057)
Loss on Motapa sale	—	—	—	—	—	—	—	—	—	—
Related party credit loss	(3)	(1,872)	—	—	—	—	—	1,320	(3)	(552)
Interest income	8	—	—	—	—	—	—	—	8	—
Financial guarantee remeasurement	—	—	—	—	—	—	—	2,746	—	2,746
Profit/(loss) before taxation	12,029	16,627	(1,208)	(981)	(930)	(912)	(18,117)	(1,126)	(8,226)	13,608
Income tax expense	(2,623)	(4,433)	—	—	—	—	(1,050)	—	(3,673)	(4,433)
Profit/(loss) for the year	$9,406	12,194	(1,208)	(981)	(930)	(912)	(19,167)	(1,126)	(11,899)	9,175

____________

(1)      Listing expenses relate to change in fair value of earnout liability, change in fair value of warrants and share listing expense.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

29. Operating segments (cont.)

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Segment assets	54,222	50,771	92	20	229	248	3,660	—	58,203	51,039
Current assets	$9,388	8,845	11	15	34	91	3,660	—	13,093	8,951
Non-current assets	$44,834	41,926	81	5	195	157	—	—	45,110	42,088
Segment liabilities	40,151	37,850	20,894	20,138	14,857	16,762	135,467	7,215	211,369	81,965
Current liabilities	$23,041	21,719	8,999	8,352	6,718	8,699	57,758	7,215	96,515	45,985
Non-current liabilities	$17,111	16,131	11,895	11,786	8,139	8,063	77,709	—	114,854	35,980

30. Financial guarantee

On September 27, 2023, the Group executed an agreement (the “2024 Term Loan”) with Africorp Solutions And Advisory (PTY) Ltd (“Africorp”) to guarantee Metallon Corporation Limited’s outstanding loans withdrawn during 2021, which consisted of an aggregate principal amount of $1.5 million and accumulated interest as of the execution date of $1.6 million, for a cumulative outstanding amount of $3.2 million payable in instalments through March 31, 2024.

The 2024 Term Loan is accounted for by the Group as a financial guarantee contract under IFRS 9, under which the Group is required to initially measure the guarantee at fair value and will subsequently measure the guarantee to the higher of (i) the amount of the loss allowance determined in accordance with the impairment requirements of IFRS 9 and (ii) the amount initially recognized less, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

On June 17, 2024, concurrent with the execution of the Reorganization Transaction, Africorp issued a “Deed of Release”, which released the Group of all obligations under the Africorp Guarantee. As a result, the Group recorded a reversal of the remaining $2.7 million ECL in June of 2024, which is presented within “Financial guarantee remeasurement” in the condensed consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2024.

31. Share-based payments

On October 14, 2021 (the “Effective Date”), the Controlling Shareholder of Metallon entered into share award agreements (the “Share Award Agreements”) with senior executives of Metallon (the “Senior Executives”), which provided the Senior Executives with the right to obtain ordinary shares in Metallon and full beneficial ownership of a certain amount of ordinary shares of Metallon (the “Shares”). The Share Award Agreements contained provisions which provided for automatic transfer of the Shares, and beneficial ownership rights granted thereunder, to any successor entity in the event of a corporate reorganization, merger, acquisition or other change in ownership. Among the Share Award Agreements issued, only one award contained vesting conditions (the “Unvested Award”), and all other awards were deemed fully vested (the “Vested Awards”) on the Effective Date. The Share Award Agreements were determined to be share-based payments in accordance with IFRS 2 and the associated compensation cost for the Vested Awards was recognized on the Effective Date. Due to certain terms and conditions within the Unvested Award which introduced uncertainty regarding the vesting period, a grant date in accordance with IFRS 2, was not established on the Effective Date and no compensation cost was recognized.

On June 15, 2024, substantially concurrent with the Reorganization Transaction completed on June 17, 2024, a share exchange was completed whereby the Senior Executives exchanged their rights to the Shares in Metallon for a fixed number of ordinary shares in Greenstone Corporation (the “Greenstone Shares”). The Greenstone Shares issued to the Senior Executives were transferred to them by the Controlling Shareholder which, prior to such transfer, held 100% of the issued and outstanding ordinary shares of Greenstone. The exchange of Metallon Shares for Greenstone Shares on June 15, 2024 (the “Modification Date”) was accounted for as a modification of

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

31. Share-based payments (cont.)

the Share Award Agreements in accordance with IFRS 2. However, since it was determined that there was not an increase in the fair value of the Award Agreements resulting from the exchange, no incremental compensation cost was required to be recognized by Greenstone. In addition, an addendum to the Unvested Award was executed on June 15, 2024, whereby all vesting and forfeiture conditions were removed. It was determined a grant date for the Unvested Award was established on the Modification Date, and given there were no vesting conditions, the full grant date fair value of $2.8 million was recognized as compensation expense on June 15, 2024. The related grant date fair value was determined based on an enterprise value of Greenstone and discounted for minority interest and lack of marketability. The enterprise value for Greenstone was determined using a combination of income and market approaches. An income approach was utilized for How Mine and included forecasted cash flows over the life of mine which extends through 2031. The forecasted cash flows utilized a projected gold price of $2,250/oz, which represented the median projected gold price as published by leading financial institutions as of the Modification Date. The forecasted cash flows were discounted utilizing a weighted average cost of capital of 21%. Market approaches were utilized for the Redwing and Mazowe mines as the mines remain under care and maintenance. The market approaches for the Redwing and Mazowe mines were based on the estimated resource base for each mine of 2.5Moz and 1.2Moz respectively and the resource implied value derived from guideline public company market data for non-operating mines.

The $2.8 million of compensation expense is presented within “Administrative expenses” within the condensed consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2024.

On June 5, 2025, concurrent with the closing of the business combination Namib Minerals adopted the Namib Minerals 2025 Equity Incentive Plan which authorizes the grant of equity and cash based awards, including stock options, restricted stock units, performance awards, and other incentive instruments, to eligible directors, officers, employees, and consultants. The Plan, which is intended to attract, retain, and motivate key personnel and align their interests with those of shareholders, reserves 5,367,742 ordinary shares for issuance and became effective immediately upon closing. While no awards had been granted under the Plan as of June 30, 2025, the Company expects to issue awards in future periods. Share-based payments under the Plan will be accounted for in accordance with IFRS 2 Share-based Payment, with compensation expense recognized over applicable vesting periods based on grant-date fair values.

32. Going concern

As of June 30, 2025, the Group’s current liabilities exceed its current assets by $83.4 million (December 31, 2024: $37 million), and total liabilities exceed total assets by $153.1 million (December 31, 2024: $30.9 million), primarily due to the historical impairment of assets at the Redwing Mine and Mazowe Mine, which remain under care and maintenance along with the business combination transaction. As a result, these mines generate no positive cash flow, and How Mine currently supports their care and maintenance costs. As of June 30, 2025, Redwing had current liabilities of $9 million, and Mazowe had $6.7 million. Additionally, historical business rescue applications, such as Redwing’s denied 2024 application and Mazowe’s pending February 2024 application, raise the possibility of future filings by creditors calling on amounts owed. The financial exposures of Redwing and Mazowe Mines have been ring-fenced to those specific entities, limiting any adverse impact on the broader Group. The liabilities and obligations of Redwing and Mazowe are contractually separated from How Mine, ensuring that these obligations do not encumber the operational assets or future profitability of the Group’s other entities. None of the entities within the group has provided any assets as security over the liabilities of Redwing and Mazowe that could be called on in settling these entities’ liabilities. Management has assessed the Group’s ability to continue as a going concern, considering its financial position, operating environment, and cash flow projections until June 30, 2026.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

32. Going concern (cont.)

How Mine (operational since 1941) continues to generate profits and positive cash flows. Production is expected to continue to increase in 2025, further improving the Group’s cash flow. The Group’s cash flows largely stem from How Mine. Management’s forecast for the next twelve months indicates positive cash flows, including funds to settle Redwing and Mazowe current liabilities. Management has conducted sensitivity analyses on potential gold price fluctuations and confirmed that the Group can adjust payments to accommodate any drop in the gold price, while maintaining positive cash flows.

As part of the Business Combination, the Group has an earnout arrangement classified as a liability on the balance sheet, which is expected to be settled in shares upon satisfaction of certain milestones rather than cash. As such, this liability is considered a non-cash item for purposes of Group’s liquidity analysis and it does not impact its ability to continue as a going concern. Upon achievement of the earnout milestones, the liability will be extinguished and settled through the equity issuance. For further discussion, refer to Note 25 — Share Capital.

For the period to date ended June 2025, the Company incurred $10.2 million of non-recurring transaction costs, which have adversely impacted profitability. Absent these one-off costs, the Company’s profitability is expected to improve in subsequent periods.

Based on the results of the above-mentioned cash flow assessments, management is satisfied that the Group can continue as a going concern in the foreseeable future, realizing its assets and discharging its liabilities in the normal course of business. Management will continue to monitor risks and adjust strategies as necessary

33. Subsequent events

Management has evaluated subsequent events through September 30, 2025, which is the date these financial statements were available to be issued. Subsequent to the reporting date, on September 30, 2025, the Company entered into a promissory note with Cohen & Company Securities, LLC for a principal amount of US$3.5 million. The note is non-interest bearing and provides for monthly amortization payments of US$300,000 from 1 November 2025 to 1 September 2026, with a final payment of US$200,000 due on 1 November 2026. The Company may, at its discretion, settle amounts payable under the note in cash or, subject to an effective registration statement, by the issue of ordinary shares. No other material matters were identified impacting the Company’s financial position or requiring further disclosure.

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Namib Minerals
Grand Cayman, Cayman Islands

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Namib Minerals (the “Company”) as of December 31, 2024, the related statements of profit or loss and other comprehensive loss, and changes in shareholder’s deficit, for the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations for the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

/s/ BDO South Africa Incorporated
Johannesburg, South Africa

Date: 15 April 2025

NAMIB MINERALS
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS
FOR THE PERIOD FROM MAY 27, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Note	December 31, 2024
Administrative expenses	4	$(28,240)
Operating loss		(28,240)
Loss before taxation		(28,240)
Income tax expense		—
Loss for the period		(28,240)
Other comprehensive loss		—
Total comprehensive loss		$(28,240)

The accompanying notes are an integral part of these financial statements

NAMIB MINERALS
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024

	Note	December 31, 2024
ASSETS
Trade and other receivables	5	$1
Total current assets		$1

TOTAL LIABILITIES AND EQUITY
Trade and other payables	4	28,240
Total current liabilities		$28,240
Commitments and contingencies		—
Shareholder’s deficit:
Ordinary shares	5	1
Shareholder’s deficit		(28,240)
Total shareholder’s deficit		(28,239)
Total liabilities and shareholder’s deficit		$1

The accompanying notes are an integral part of these financial statements.

NAMIB MINERALS
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE PERIOD FROM MAY 27, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Note	Share capital	Accumulated deficit	Total shareholder’s deficit
Balance as of May 27, 2024	5	$1	$—	$1
Total Comprehensive Loss	4	—	(28,240)	(28,240)
Balance as of December 31, 2024		$1	$(28,240)	$(28,239)

The accompanying notes are an integral part of these financial statements.

NAMIB MINERALS
NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS

Description of Business

Namib Minerals (“PubCo”, or the “Company”, formerly known as Greenstone Ltd.) was incorporated under the laws of the Cayman Islands on May 27, 2024 as an exempted company limited by shares and is a direct, wholly-owned subsidiary of The Southern SelliBen Trust a registered New Zealand family trust. PubCo owns no material assets, does not operate any businesses, and is reliant on The Southern SelliBen Trust for all funding requirements.

NOTE 2. TRANSACTION

On June 17, 2024, Hennessy Capital Investment Corp. VI (“HCVI”), PubCo, Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“SPAC Merger Sub”), Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Company Merger Sub”), and Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Greenstone”), entered into a business combination agreement (the “Business Combination Agreement”). Greenstone is an established gold producer with operations located in Zimbabwe.

Pursuant to the Business Combination Agreement, the parties thereto intend to enter into a business combination transaction (the “Transaction”), by which, among other things, (a) Company Merger Sub is expected to be merged with and into Greenstone (the “Company Merger”), with Greenstone being the surviving entity of the Company Merger and becoming a wholly-owned subsidiary of PubCo; and (b) immediately following the Company Merger, SPAC Merger Sub is expected to be merged with and into HCVI (the “SPAC Merger” and, together with the Company Merger, the “Mergers”), with HCVI being the surviving entity of the SPAC Merger and becoming a wholly-owned subsidiary of Pubco. Upon the closing of the Mergers, HCVI and Greenstone are expected to become direct-wholly-owned subsidiaries of Pubco, and Pubco is expected to become a publicly traded company operating under the name “Namib Minerals”, and its ordinary shares and warrants are expected to trade on the Nasdaq Capital Market under the ticker symbols “NAMM” and “NAMMW”, respectively. Completion of the transaction is subject to certain customary regulatory consents and approval by stockholders of HCVI and Greenstone. The Company expects the Business Combination Agreement to become effective upon the listing of Namib Minerals in April 2025 and all conditions precedent being met.

NOTE 3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

Management Estimates

Basis of Presentation

The statement of financial position is presented in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). A statement of cash flows has not been presented because there have been no cash activities in Namib Minerals since the date of its incorporation on May 27, 2024. All amounts in these financial statements are expressed in United States Dollars (“$”). The Company’s financial statements were approved for issue by the Company’s Board of Directors on April 15, 2025.

Material Accounting Policies

Financial Assets

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, the Company may irrevocably designate a financial asset, that otherwise meets the requirements to be measured at amortized cost, to fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. A trade receivable

NAMIB MINERALS
NOTES TO FINANCIAL STATEMENTS

NOTE 3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

without a significant financing component is initially measured at the transaction price. The Company’s financial assets are subsequently measured at amortized cost using the effective interest method, reduced by any allowance for expected credit losses.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

Financial Liabilities

Trade and other payables are recognized initially at fair value plus any directly attributable transaction costs as incurred. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Use of Estimates

The preparation of financial statements in accordance with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position. There were no estimates used in the preparation of the financial statements as of December 31, 2024.

NOTE 4. ADMINISTRATIVE EXPENSES

The Company incurred $28,240 in registration fees related to the incorporation and audit fees related to the June 30, 2024 audit, which are recorded within “Administrative expenses” on the statement of profit or loss and other comprehensive income for the period from May 27, 2024 to December 31, 2024. As of December 31, 2024, this amount is recorded within “Trade and other payables” on the statement of financial position. The audit fees were settled in full subsequent to year end.

NOTE 5. EQUITY

The Company’s authorized capital consists of 50,000 ordinary shares with a par value of $1.00 per share. On May 27, 2024, one share was issued and outstanding. The share was issued to The Southern SelliBen Trust for aggregate consideration of $1.00 in exchange for cash, which has not been collected as of December 31, 2024 and is presented within “Trade and other receivables” on the statement of financial position as of December 31, 2024.

NOTE 6: LIQUIDITY AND CAPITAL RESOURCES

The Company is formed to complete the transactions contemplated by the Business Combination Agreement and has not commenced operations (refer to Note 2) as of the date of the financial statements. Liquidity needs have been satisfied through the support of the Southern SelliBen Trust. The Company has minimal existing liabilities or obligations and does not plan to incur material expenses prior to the close of the Transaction. Based on the foregoing, management believes the Company will have sufficient working capital to meet its needs through the earlier of the consummation of the Transaction or one year from the date of these financial statements.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company may be subject to various claims that arise in the normal course of business. The Company has no commitments or contingent liabilities at the date of the statement of financial position.

NOTE 8. SUBSEQUENT EVENTS

There have been no subsequent events through April 15, 2025, the date of the financial statements, which require recognition or disclosure in the financial statements.

Namib Minerals

Up to 1,750,000 Ordinary Shares

______________________

PROSPECTUS

______________________

OCTOBER 23, 2025